Form 20-F
period 2024-12-31
Pony AI Inc.
filed 2025-04-25
CIK 1969302

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-42409

Pony AI Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District,

Guangzhou, People’s Republic of China, 511458

(Address of principal executive offices)

Dr. Jun Peng

Chairman of the Board, Chief Executive Officer

Tel: +86 020-3466-7656

E-mail: http://ir.pony.ai

1301 Pearl Development Building

1 Mingzhu 1st Street, Hengli Town, Nansha District,

Guangzhou, People’s Republic of China, 511458

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents one Class A ordinary share, par value US$0.0005 per share	PONY	The Nasdaq Global Select Market
Class A ordinary shares, par value US$0.0005 per share*	N/A	The Nasdaq Global Select Market
*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

350,292,553 ordinary shares, comprised of 269,203,783 Class A ordinary shares, par value US$0.0005 per share, and 81,088,770 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer	☒
		Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“2016 Share Plan” refers to our share-based awards scheme adopted in November 2016 and amended in 2019 and 2020, respectively;
●	“ADAS” refers to advanced driver-assistance system;
●	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Alipay” refers to Alipay.com Co., Ltd. and its subsidiaries and/or affiliates;
●	“Amap” refers to Amap Software Co., Ltd. and its subsidiaries and/or affiliates;
●	“autonomous driving mileage” refers to the total distance covered by vehicles driving autonomously both with and without the presence of a safety driver behind the driving wheel;
●	“AV” refers to autonomous vehicle;
●	“Beijing (HX) Pony” refers to Beijing (HX) Pony.AI Technology Co., Ltd.;
●	“Beijing (ZX) Pony” refers to Beijing (ZX) Pony.AI Technology Co., Ltd.;
●	“CAGR”, also known as compounded annual growth rate, refers to the mean annual growth rate of an investment over a specified period of time longer than one year;
●	“Cainiao” refers to Cainiao Smart Logistics Network Limited and its subsidiaries and/or affiliates;
●	“China” or “PRC” refers to the People’s Republic of China and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
●	“CIFA” refers to China International Freight Forwarders Association;
●	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0005 per share;
●	“CPU” refers to a computer’s central processing unit, which is the portion of the computer that retrieves and executes instructions;
●	“driverless mileage” refers to the total distance covered by vehicles driving without the presence of a safety driver behind the driving wheel;
●	“FAW” refers to China FAW Group Corp., Ltd. and its subsidiaries and/or affiliates;
●	“freight ton-kilometers” is a metric used to measure the total amount of freight transported by a particular mode of transport over a specified distance; when calculating the freight ton-kilometers for our robotrucks, based on our management’s estimate of the carrying tons of cargo transportable by our robotrucks;

●	“GAC” refers to Guangzhou Automobile Group Co., Ltd. and its subsidiaries and/or affiliates;
●	“GNSS,” also known as global navigation satellite system, refers to a constellation of satellites providing signals from space that transmit positioning and timing data to receivers;
●	“GPU” refers to graphics processing unit, a specialized electronic circuit designed to rapidly process large amounts of visual data, such as data generated by sensors such as cameras and LiDAR;
●	“GTMC” refers to GAC Toyota Motor Co., Ltd., a joint venture formed by GAC and Toyota, and its subsidiaries and/or affiliates;
●	“GTV” refers to gross transaction value;
●	“Guangzhou (HX) Pony” refers to Guangzhou (HX) Pony.AI Technology Co., Ltd.;
●	“Guangzhou (ZX) Pony” refers to Guangzhou (ZX) Pony.AI Technology Co., Ltd.;
●	“IMU,” or inertial measurement unit, refers to an electronic device that measures and reports a vehicle’s acceleration, angular rate, and sometimes its magnetic field, using a combination of accelerometers, gyroscopes, and sometimes magnetometers;
●	“KMPCI” refers to kilometers per critical intervention, a performance metric used to measure the safety and reliability of autonomous vehicles, which means the number of kilometers an autonomous vehicle can travel before necessary intervention is required to prevent an accident or other potentially dangerous situation;
●	“LiDAR,” also known as light detection and ranging, refers to a sensor that uses lasers to detect and measure distances to objects in the environment;
●	“Meituan” refers to Meituan and its subsidiaries and/or affiliates;
●	“Neolix” refers to Neolix Technologies Co., Ltd. and its subsidiaries and/or affiliates;
●	“NHTSA” refers to the National Highway Traffic Safety Administration;
●	“NVIDIA” refers to NVIDIA Corporation and its subsidiaries and/or affiliates;
●	“OEMs,” also known as original equipment manufacturers, refers to vehicle and other manufacturers in the context of autonomous driving;
●	“OnTime Mobility” refers to Chenqi Technology Limited and its subsidiaries and/or affiliates;
●	“Pony,” “we,” “us,” “our company,” and “our” refer to Pony AI Inc., a Cayman Islands exempted company and its subsidiaries. When referring to our historical consolidated financial information, business operations and operating data, the results of the former VIEs are included in such historical information and data;
●	“PonyLink” refers to PonyLink Co., Ltd. and its subsidiaries and/or affiliates;
●	“POV” refers to personally-owned vehicles;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SANY” refers to SANY Group and its subsidiaries and/or affiliates;

●	“SAIC” refers to SAIC Motor Corporation Limited and its subsidiaries and/or affiliates;
●	“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;
●	“Sinotrans” refers to Sinotrans Limited and all its subsidiaries and/or affiliates;
●	“Tier-1 cities” refers to Beijing, Shanghai, Guangzhou and Shenzhen;
●	“Tier-2 cities” refers to 31 cities classified by the National Bureau of Statistics of the PRC, such as Hangzhou, Chengdu, and Wuhan;
●	“TNCs” refers to transportation network companies, including online platforms offering mobility and ride hailing services;
●	“Toyota” refers to Toyota Motor Corporation and its subsidiaries and/or affiliates;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America;
●	“former VIEs” refers to Beijing (ZX) Pony and Guangzhou (ZX) Pony and their subsidiaries; and
●	“former WFOEs” refers to Beijing (HX) Pony and Guangzhou (HX) Pony.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic political, demographic and business conditions in China and globally;
●	our ability to implement our go-to-market strategies;
●	the timeline and results of the large-scale commercialization of our robotaxi and robotruck services;
●	the relationships with our existing and future business partners, customers and suppliers;
●	our ability to raise additional capital in the future;
●	the success of operating initiatives, including business development efforts and new solution development by us and our competitors;
●	our ability to develop and apply our technologies to support and expand our solution offerings;
●	the availability of qualified personnel and the ability to retain such personnel;
●	the expected growth of the autonomous driving industry in China and globally;
●	competition in the autonomous driving industry in China and globally;
●	changes in government policies and regulation;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statement as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

v

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Corporate Structure and Former VIE Structure

Pony AI Inc. is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through its former consolidated variable interest entities (the “former VIEs” or “former VIE Entities”). The former VIEs were owned by certain nominee shareholders, not Pony AI Inc. The former VIEs were consolidated for accounting purpose only and Pony AI Inc. did not own any equity interest in the former VIEs.

Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under either the prohibited or restricted categories under the PRC Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version). Additionally, the development and application of autonomous driving system is included in the PRC Catalogue of Encouraged Industries for Foreign Investment (2022 Version) as an industry in China where foreign investments are proactively encouraged. Our former VIEs, before the termination of their VIE arrangements, did not engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions. We initially established these former VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although we have never engaged in such business to date).

To provide more regulatory certainty to investors, we terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. There has not been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements and this termination did not involve the transfer of any operation, technology or license of the former VIEs to any third party.

In the United States, Pony AI Inc. operates its business through Pony.AI, Inc, a Delaware corporation.

The following chart shows our corporate structure as of the date of this annual report.

Notes:

(1)	In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.
(2)	Yancheng Poplar LLP is a limited partnership incorporated in the PRC, 62% of the partnership interest of which is held by Beijing (ZX) Pony AI Technology Co., Ltd.. The remaining 38% partnership interest in Yancheng Poplar LLP is held by an individual as the limited partner.

Certain Risks Associated with Our Corporate Structure

Pony AI Inc. is an exempted company incorporated under the laws of the Cayman Islands that conducts a material portion of its operations in China through subsidiaries incorporated in the PRC. In addition, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China.

The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash. The PRC regulatory authority imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Our cash dividends, if any, will be paid in U.S. dollars. As a consequence, we might not be able to pay dividends in foreign currencies to our shareholders. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. In addition, relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our company’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, our PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between our company and our investors.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. Access to foreign currencies for current account or capital account transactions may be further restricted in the future as the applicable laws, regulations and policies evolve. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Pony AI Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Transfer of Funds and Other Assets

Pony AI Inc. transfers cash to Hongkong Pony AI Limited, its wholly-owned Hong Kong subsidiary, through primarily loans, and Hongkong Pony AI Limited transfers cash to our PRC subsidiaries through capital contributions and loans. Because Pony AI Inc. and its subsidiaries previously controlled the former VIEs through contractual arrangements, they were not able to make direct capital contributions to the former VIEs. However, under relevant PRC laws and regulations, they were permitted to remit funds to the former VIEs through loans or by making payment to the former VIEs for intragroup transactions. Hongkong Pony AI, one of our subsidiaries, offered a loan of US$105.0 million to Beijing (ZX) Pony, one of the former VIEs, to support our business expansion in China, out of which US$5.0 million, nil and nil was drawn down by Beijing (ZX) Pony in 2022, 2023 and 2024, respectively. The former VIEs funded their operations primarily using cash generated from operating and financing activities.

In 2022, 2023 and 2024, Pony AI Inc. provided loans to Hongkong Pony AI Limited in an aggregate amount of US$147.0 million, US$96.1 million and US$136.5 million, respectively, which were used by Hongkong Pony AI Limited to fund the operations of the Company’s PRC subsidiaries and the former VIEs through capital contributions and loans. In 2022, 2023 and 2024, the former VIEs received debt financing of US$5.0 million, nil and nil, respectively. Beijing (ZX) Pony, one of the former VIEs, repaid the loan of US$5.0 million in June 2024. In 2022, 2023 and 2024, Hongkong Pony AI Limited paid in an aggregate amount of US$38.0 million, US$10.0 million and US$98.0 million, respectively, as capital contribution to former WFOEs as primary beneficiaries. In 2022, 2023 and 2024, Beijing (HX) Pony, one of the former WFOEs, paid an aggregate amount of US$17.8 million, US$4.5 million and US$6.3 million, respectively, as capital contribution to other subsidiaries of Pony AI Inc.

There were also cash and non-cash assets transferred between the former VIEs and other entities within our organization. Non-cash assets were primarily intellectual property rights, and equipment and facilities. In 2022, 2023 and 2024, the total amount of service fees that the former VIEs paid to other entities within our organization was US$0.9 million, US$3.5 million, and US$0.1 million respectively. In 2022, 2023 and 2024, the aggregate amount of the underlying non-cash assets transferred through our organization was US$0.2 million, nil and nil, respectively.

For any amounts owed by the former VIEs to our PRC subsidiaries under the prior contractual arrangements, unless otherwise required by PRC tax authorities, we are able to settle such amounts without limitations under the current effective PRC laws and regulations, provided that the former VIEs have sufficient funds to do so. Pony AI Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including Pony AI Inc., or any investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%	(7.5)%
Net distribution to Parent/Shareholders	67.5%

If, in the future, contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Permissions Required from the PRC Authorities for Our Operations and Future Overseas Securities Offering

Regulatory Licenses, Permits and Approvals Required for Operations

Except as disclosed in “Risk Factors — Risk Related to Our Business and Industry — We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations”, we believe that our PRC subsidiaries have obtained the material requisite licenses and permits from the PRC regulatory authorities that are necessary for their business operations in China.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation.

For details of the associated risks, see “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.” and “Risk Factors — Risk Related to Our Business and Industry — We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a critical information infrastructure operator (“CIIO”) that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for the cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuers apply to list its securities on a foreign stock exchange, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

As of the date of this annual report, uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. Although we have not received any regulatory notice that identifies us as a CIIO from any PRC regulatory authority, we cannot rule out the possibility that we or certain of our customers, may be deemed as a CIIO. If we are deemed as a CIIO, our purchases of network products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant suppliers, and before the conclusion of such procedures, we are not allowed to purchase products or services from our suppliers. Additionally if any of our customers is deemed as a CIIO, our provision of products or services, if deemed to be affecting or may affect national security, will need to be subject to cybersecurity review, before we can enter into agreements with relevant customer, and before the conclusion of such procedures, the customer will not be allowed to use our products or services.

We also have not been involved in any cybersecurity-related investigation initiated by the CAC or any other mainland China regulatory authority, and have not received any cybersecurity-related warning, penalty or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. As the definitions for terms such as “internet platform operator” and “national security” are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of these terms as well as the Cybersecurity Review Measures and any implementation rules, we may be subject to additional requirements and risks associated with such regulatory requirements. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, including in ways that may result in conflicting requirements among various jurisdictions. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.”

In connection with our initial public offering in November 2024 (the “IPO”), we received confirmation from the China Cybersecurity Review, Certification and Market Regulation Big Data Center (the “CCRC”) that we are not required to apply for a cybersecurity review in connection with our IPO and listing in the U.S. if we do not possess over one million users’ personal information prior to the completion of our IPO and proposed listing. Accordingly, as the number of users whose personal information is processed by us did not reach one million as of the date of the prospectus, we were not required under the Cybersecurity Review Measures to apply for a cybersecurity review in connection with our IPO and the listing of the ADSs on the Nasdaq.

However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we may not be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.

CSRC Filing and Reporting Requirements

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), as approved by the State Council, released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically.

We have completed the filings with the CSRC for our IPO and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024. Our future securities offerings may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules.

If we fail to complete review or filing procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering, or if the CSRC disagrees with our view on the applicability of the CSRC Filing Rules to any future securities offering, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future securities offering offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations.”

Summary Consolidated Financial Data

The following summary consolidated statements of operations and summary consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024, and summary consolidated balance sheet data as of December 31, 2022, 2023 and 2024 have been derived from audited consolidated financial statements included elsewhere in this annua report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our summary consolidated statements of operations for the periods presented.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Summary Consolidated Statements of Comprehensive Loss Data
Revenues	68,386	100.0	71,899	100.0	75,025	100.0
Cost of revenues	(36,322)	(53.1)	(55,015)	(76.5)	(63,622)	(84.8)
Gross profit	32,064	46.9	16,884	23.5	11,403	15.2
Operating expenses:
Research and development expenses(1)	(153,601)	(224.6)	(122,707)	(170.7)	(240,179)	(320.1)
Selling, general and administrative expenses(1)	(49,178)	(71.9)	(37,417)	(52.0)	(56,747)	(75.6)
Total operating expenses	(202,779)	(296.5)	(160,124)	(222.7)	(296,926)	(395.7)
Loss from operations	(170,715)	(249.6)	(143,240)	(199.2)	(285,523)	(380.5)
Investment income	8,890	13.0	19,389	27.0	20,378	27.2
Changes in fair value of warrants liability	3,887	5.7	(3,030)	(4.2)	5,617	7.5
Other income (expenses), net	9,614	14.1	1,427	2.0	(15,477)	(20.6)
Loss before income tax	(148,324)	(216.8)	(125,454)	(174.4)	(275,005)	(366.4)
Income tax benefits (expenses)	74	0.1	126	0.2	(1)	(0.0)
Net loss	(148,250)	(216.7)	(125,328)	(174.2)	(275,006)	(366.4)
Net loss attributable to non-controlling interests	(232)	(0.3)	(516)	(0.7)	(885)	(1.2)
Net loss attributable to Pony AI Inc.	(148,018)	(216.4)	(124,812)	(173.5)	(274,121)	(365.2)

Note:

(1)	Includes share-based compensation expenses:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Research and development expenses	13,405	1,832	102,383
Selling, general and administrative expenses	5,178	1,926	24,620

The following table presents our summary consolidated balance sheet data as of the dates presented.

	As of December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	316,262	425,960	535,976
Restricted cash, current	1,806	49	21
Short-term investments(1)	261,643	163,594	209,035
Accounts receivable, net	25,899	31,580	28,555
Amounts due from related parties, current	8,306	5,650	8,322
Prepaid expenses and other current assets	29,654	39,513	52,713
Total current assets	643,570	666,346	834,622
Restricted cash, non-current	450	196	175
Amounts due from related parties, non-current	2,969	—	—
Property, equipment and software, net	26,827	15,420	17,241
Operating lease right-of-use assets	8,138	6,419	13,342
Long-term investments(1)	80,653	51,712	130,799
Prepayment for long-term investments	—	—	52,823
Other non-current assets	8,907	7,024	1,819
Total non-current assets	127,944	80,771	216,199
Total assets	771,514	747,117	1,050,821
Accounts payable and other current liabilities	44,042	44,299	66,548
Amounts due to related parties	—	—	900
Operating lease liabilities, current	4,058	3,866	3,438
Total current liabilities	48,100	48,165	70,886
Operating lease liabilities, non-current	3,788	2,246	9,835
Other non-current liabilities	1,714	1,533	1,389
Total liabilities	53,602	51,944	82,110
Total mezzanine equity	1,257,497	1,361,278	—
Total shareholders’ (deficit) equity	(539,585)	(666,105)	968,711
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	771,514	747,117	1,050,821

Note:

(1)	Short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits, corporate bonds, commercial paper, yankee bonds and other wealth management products, etc.

Long-term investments are mainly comprised of investments in convertible redeemable preferred shares, term deposits and certificate of deposits.

The following table presents our summary consolidated cash flow data for the years presented.

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(154,768)	(115,421)	(110,758)
Net cash provided by (used in) investing activities	49,329	136,494	(181,267)
Net cash provided by financing activities	191,573	89,764	407,389
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(5,397)
Increase in cash and cash equivalents	75,527	107,687	109,967
Cash, cash equivalents and restricted cash at beginning of the year	242,991	318,518	426,205
Cash, cash equivalents and restricted cash at end of the year	318,518	426,205	536,172

Condensed Consolidating Schedule

The following tables present the condensed consolidating schedules for Pony AI Inc., its subsidiaries (excluding the former WFOEs), the former WFOEs that were the primary beneficiaries of the former VIEs under the U.S. GAAP (“Former WFOEs as primary beneficiaries”), and the former VIEs and their subsidiaries for the periods presented and as of the dates presented.

Condensed consolidating statements of operations information

	For the Year Ended December 31, 2022
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	45,431	7,577	15,378	—	68,386
Revenues from intra-group entities	—	71,621	3,624	6,009	(81,254)	—
Revenues	—	117,052	11,201	21,387	(81,254)	68,386
Cost from external parties	—	(30,076)	(4,461)	(1,785)	—	(36,322)
Cost from intra-group entities	—	(3,566)	(2,663)	(6,050)	12,279	—
Cost of revenues	—	(33,642)	(7,124)	(7,835)	12,279	(36,322)
Operating expenses	(70,196)	(141,234)	(40,136)	(20,996)	69,783	(202,779)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(85,742)	(38,463)	(9,271)	—	133,476	—
Others, net	7,920	10,220	5,233	(981)	(1)	22,391
Income (loss) before income tax expenses	(148,018)	(86,067)	(40,097)	(8,425)	134,283	(148,324)
Income tax benefits/(expenses)	—	93	(19)	—	—	74
Net income (loss)	(148,018)	(85,974)	(40,116)	(8,425)	134,283	(148,250)

	For the Year Ended December 31, 2023
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	42,160	7,060	22,679	—	71,899
Revenues from intra-group entities	—	3,923	15,040	8,441	(27,404)	—
Revenues	—	46,083	22,100	31,120	(27,404)	71,899
Cost from external parties	—	(38,886)	(3,658)	(12,471)	—	(55,015)
Cost from intra-group entities	—	(7,102)	(7,754)	(9,920)	24,776	—
Cost of revenues	—	(45,988)	(11,412)	(22,391)	24,776	(55,015)
Operating expenses	(8,137)	(105,139)	(28,649)	(22,195)	3,996	(160,124)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(125,266)	(24,739)	(12,904)	—	162,909	—
Others, net	8,591	3,893	5,471	(169)	—	17,786
Income (loss) before income tax expenses	(124,812)	(125,890)	(25,394)	(13,635)	164,277	(125,454)
Income tax benefits/(expenses)	—	108	19	(1)	—	126
Net income (loss)	(124,812)	(125,782)	(25,375)	(13,636)	164,277	(125,328)

	For the Year Ended December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	71,611	3,409	5	—	75,025
Revenues from intra-group entities	—	12,247	8,869	369	(21,485)	—
Revenues	—	83,858	12,278	374	(21,485)	75,025
Cost from external parties	—	(61,299)	(2,295)	(28)	—	(63,622)
Cost from intra-group entities	—	(14,495)	(6,598)	(268)	21,361	—
Cost of revenues	—	(75,794)	(8,893)	(296)	21,361	(63,622)
Operating expenses	(10,401)	(216,984)	(66,786)	(2,233)	(522)	(296,926)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(285,176)	(62,555)	(2,299)	—	350,030	—
Others, net	21,456	(14,584)	3,790	(144)	—	10,518
Income (loss) before income tax expenses	(274,121)	(286,059)	(61,910)	(2,299)	349,384	(275,005)
Income tax expenses	—	(1)	—	—	—	(1)
Net loss	(274,121)	(286,060)	(61,910)	(2,299)	349,384	(275,006)

Notes:

(1)	The eliminations are mainly related to the investment loss picked up from our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.
(2)	Revenues from external parties (including related parties) included revenues of US$21.2 million and US$4.2 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2022.

Revenues from external parties (including related parties) included revenues of US$22.5 million and US$0.6 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2023.

Revenues from external parties (including related parties) included revenues of US$30.8 million from related parties recognized by other subsidiaries for the year ended December 31, 2024.

Condensed consolidating balance sheets information

	As of December 31, 2022
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations		Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	124,160	122,180	38,315	31,607	—		316,262
Restricted cash, current	—	—	—	1,806	—		1,806
Short-term investments	210,124	47,208	4,311	—	—		261,643
Accounts receivable, net	—	21,332	3,224	1,343	—		25,899
Amounts due from related parties, current	—	6,475	—	1,831	—		8,306
Amounts due from group companies, current	624,551	6,517	37,635	2,047	(670,750)		—
Prepaid expenses and other current assets	1,523	14,794	6,492	7,073	(228)	(3)	29,654
Total current assets	960,358	218,506	89,977	45,707	(670,978)		643,570
Restricted cash, non-current	—	450	—	—	—		450
Amounts due from related parties, non-current	2,969	—	—	—	—		2,969
Property, equipment and software, net	—	14,129	1,140	11,558	—		26,827
Amounts due from group companies, non-current	—	35,071	17,087	—	(52,158)		—
Operating lease assets	—	4,922	1,539	1,677	—		8,138
Long-term investments	50,471	15,793	—	14,389	—		80,653
Other non-current assets	—	2,437	1,157	6,327	(1,014)	(2)	8,907
Total non-current assets	53,440	72,802	20,923	33,951	(53,172)		127,944
Total assets	1,013,798	291,308	110,900	79,658	(724,150)		771,514
Liabilities
Accounts payable and other current liabilities	5,147	26,138	4,653	8,104	—		44,042
Operating lease liabilities, current	—	2,608	551	899	—		4,058
Amounts due to group companies, current	1,778	612,155	16,982	39,835	(670,750)		—
Total current liabilities	6,925	640,901	22,186	48,838	(670,750)		48,100
Amounts due to group companies, non-current	—	—	—	52,158	(52,158)		—
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	300,863	(99,162)	(9,576)	—	(192,125)		—
Operating lease liabilities, non-current	—	2,089	904	795	—		3,788
Other non-current liabilities	—	1,558	156	—	—		1,714
Total non-current liabilities	300,863	(95,515)	(8,516)	52,953	(244,283)		5,502
Total liabilities	307,788	545,386	13,670	101,791	(915,033)		53,602
Total mezzanine equity	1,257,497	—	—	—	—		1,257,497
Non-controlling interests	—	—	—	5,351	6,551		11,902
Total Pony AI Inc. shareholders’ equity	(551,487)	(254,078)	97,230	(27,484)	184,332		(551,487)

	As of December 31, 2023
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations		Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	288,716	101,964	18,417	16,863	—		425,960
Restricted cash, current	—	49	—	—	—		49
Short-term investments	61,156	82,935	15,265	4,238	—		163,594
Accounts receivable, net	—	13,679	5,980	11,921	—		31,580
Amounts due from related parties, current	—	5,485	—	165	—		5,650
Amounts due from group companies, current	766,300	10,611	65,130	6,229	(848,270)		—
Prepaid expenses and other current assets	939	26,202	3,160	8,958	254	(3)	39,513
Total current assets	1,117,111	240,925	107,952	48,374	(848,016)		666,346
Restricted cash, non-current	—	196	—	—	—		196
Property, equipment and software, net	—	10,471	698	4,251	—		15,420
Amounts due from group companies, non-current	—	30,086	—	—	(30,086)		—
Operating lease assets	—	4,608	960	851	—		6,419
Long-term investments	1,933	33,701	—	16,078	—		51,712
Other non-current assets	—	1,635	942	4,515	(68)	(2)	7,024
Total non-current assets	1,933	80,697	2,600	25,695	(30,154)		80,771
Total assets	1,119,044	321,622	110,552	74,069	(878,170)		747,117
Liabilities
Accounts payable and other current liabilities	8,437	20,465	8,251	7,146	—		44,299
Operating lease liabilities, current	—	2,510	588	768	—		3,866
Amounts due to group companies, current	1,711	755,341	21,941	69,277	(848,270)		—
Total current liabilities	10,148	778,316	30,780	77,191	(848,270)		48,165
Amounts due to group companies, non-current	—	—	—	30,086	(30,086)		—
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	424,868	(79,867)	(2,714)	—	(342,287)		—
Operating lease liabilities, non-current	—	1,933	299	14	—		2,246
Other non-current liabilities	—	1,311	165	57	—		1,533
Total non-current liabilities	424,868	(76,623)	(2,250)	30,157	(372,373)		3,779
Total liabilities	435,016	701,693	28,530	107,348	(1,220,643)		51,944
Total mezzanine equity	1,361,278	—	—	—	—		1,361,278
Non-controlling interests	—	—	—	5,794	5,351		11,145
Total Pony AI Inc. shareholders’ equity	(677,250)	(380,071)	82,022	(39,073)	337,122		(677,250)

	As of December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations		Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	446,873	72,698	16,405	—	—		535,976
Restricted cash, current	—	21	—	—	—		21
Short-term investments	73,925	57,975	77,135	—	—		209,035
Accounts receivable, net	—	26,613	1,942	—	—		28,555
Amounts due from related parties, current	—	8,322	—	—	—		8,322
Amounts due from group companies, current	1,027,644	42,683	76,996	—	(1,147,323)		—
Prepaid expenses and other current assets	1,840	45,133	6,048	—	(308)	(3)	52,713
Total current assets	1,550,282	253,445	178,526	—	(1,147,631)		834,622
Restricted cash, non-current	—	175	—	—	—		175
Property, equipment and software, net	—	16,762	479	—	—		17,241
Operating lease assets	—	12,965	377	—	—		13,342
Long-term investments	58,373	62,440	9,986	—	—		130,799
Prepayment for long-term investments	25,000	27,823	—	—	—		52,823
Other non-current assets	—	1,678	141	—	—		1,819
Total non-current assets	83,373	121,843	10,983	—	—		216,199
Total assets	1,633,655	375,288	189,509	—	(1,147,631)		1,050,821
Liabilities
Accounts payable and other current liabilities	5,628	51,477	9,443	—	—		66,548
Amounts due to related parties, current	—	900	—	—	—		900
Operating lease liabilities, current	—	3,143	295	—	—		3,438
Amounts due to group companies, current	12,984	1,050,328	84,011	—	(1,147,323)		—
Total current liabilities	18,612	1,105,848	93,749	—	(1,147,323)		70,886
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	663,921	(49,923)	(61,488)	—	(552,510)		—
Operating lease liabilities, non-current	—	9,835	—	—	—		9,835
Other non-current liabilities	—	1,389	—	—	—		1,389
Total non-current liabilities	663,921	(38,699)	(61,488)	—	(552,510)		11,224
Total liabilities	682,533	1,067,149	32,261	—	(1,699,833)		82,110
Total mezzanine equity	—	—	—	—	—		—
Non-controlling interests	—	13,283	—	—	4,306		17,589
Total Pony AI Inc. shareholders’ equity	951,122	(705,144)	157,248	—	547,896		951,122

Note:

(1)	The eliminations are mainly related to the investments in our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.
(2)	The amounts represent the intra-group transactions related to internally developed intangible assets which are subject to the elimination with the offsetting effect included in the Pony AI Inc. shareholders’ equity balance.
(3)	The amount represents the intra-group transaction related to other current assets which is subject to the elimination with the offsetting effect included in the Pony AI Inc. shareholders’ (deficit) equity balance.

Condensed consolidating cash flows information

	For the Year Ended December 31, 2022
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	(67,653)	(55,931)	(46,745)	15,561	—	(154,768)
Loan to group companies	(147,000)	(5,000)	—	—	152,000	—
Capital contributions to group companies	—	(38,000)	(17,804)	—	55,804	—
Other investing activities	128,622	(69,476)	(6,837)	(2,980)	—	49,329
Net cash (used in) provided by investing activities	(18,378)	(112,476)	(24,641)	(2,980)	207,804	49,329
Borrowing from group companies	—	147,000	—	5,000	(152,000)	—
Capital contributions from group companies	—	17,804	38,000	—	(55,804)	—
Other financing activities	186,342	6,111	(312)	(568)	—	191,573
Net cash provided by financing activities	186,342	170,915	37,688	4,432	(207,804)	191,573

	For the Year Ended December 31, 2023
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated
Net cash used in operating activities	(35,693)	(55,225)	(12,515)	(11,988)	—	(115,421)
Loan to group companies	(96,094)	—	—	—	96,094	—
Capital contributions to group companies	—	(10,000)	(4,506)	—	14,506	—
Other investing activities	201,156	(48,743)	(11,094)	(4,825)	—	136,494
Net cash provided by (used in) investing activities	105,062	(58,743)	(15,600)	(4,825)	110,600	136,494
Borrowing from group companies	—	96,094	—	—	(96,094)	—
Capital contributions from group companies	—	4,506	10,000	—	(14,506)	—
Other financing activities	95,187	(4,919)	(504)	—		89,764
Net cash provided by financing activities	95,187	95,681	9,496	—	(110,600)	89,764

	For the Year Ended December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	12,210	(103,919)	(17,068)	(1,981)	—	(110,758)
Loan to group companies	(172,406)	(109,798)	(20,310)	—	302,514	—
Other investing activities	(90,037)	(22,450)	(69,361)	581	—	(181,267)
Net cash provided by (used in) investing activities	(262,443)	(132,248)	(89,671)	581	302,514	(181,267)
Borrowing from group companies	—	192,716	109,798	—	(302,514)	—
Other financing activities	408,404	(1,015)	—	—	—	407,389
Net cash provided by financing activities	408,404	191,701	109,798	—	(302,514)	407,389

Detail information of loans to the former VIEs and their subsidiaries is set forth below:

As of December 31,
Amounts due to group companies from the
former VIEs and their subsidiaries	2022	2023	Maturity dates	Repayment terms

	(US$ in thousands)
Guangzhou (HX) Pony AI Technology Co., Ltd.	4,307	4,236	August 2024	Interest due annually, principal due at maturity. Fully repaid in August 2024.
Guangzhou (HX) Pony AI Technology Co., Ltd.	12,779	12,566	March 2025	Interest due annually, principal due at maturity. Fully repaid in January 2024.
Hongkong Pony AI Limited	30,056	30,086	March 2030	Interest and principal due at maturity.
Hongkong Pony AI Limited	5,016	5,022	June 2024	Interest and principle due at maturity. Fully repaid in June 2024.
Total	52,158	51,910

Note: The balance of loans to the former VIEs and their subsidiaries as of December 31, 2022 were recorded in amounts due to group companies, non-current, while the balance of loans to the former VIEs and their subsidiaries as of December 31, 2023 was recorded in amounts due to group companies, current and non-current.

Non-GAAP Financial Measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net loss (non-GAAP) helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our net loss for the year. We believe that adjusted net loss (non-GAAP) provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net loss (non-GAAP) should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted net loss (non-GAAP) and the reconciliation to its most directly comparable U.S. GAAP measure. Adjusted net loss (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net loss (non-GAAP) represents net loss excluding noncash share-based compensation and change in fair value of warrants liability. The table below sets forth a reconciliation of our net loss to adjusted net loss (non-GAAP) for the years indicated.

	For the year ended December 31,
	2022	2023	2024

	(US$in thousands, except share and per share data)
Net loss	(148,250)	(125,328)	(275,006)
Add:
Share-based compensation (1)	18,583	3,758	127,003
Changes in fair value of warrants liability	(3,887)	3,030	(5,617)
Adjusted net loss (non-GAAP) (2)	(133,554)	(118,540)	(153,620)

Net loss attributable to Pony AI Inc	(148,018)	(124,812)	(274,121)
Add:
Share-based compensation (1)	18,583	3,758	127,003
Changes in fair value of warrants liability	(3,887)	3,030	(5,617)

Adjusted net loss attributable to Pony AI Inc. (non-GAAP) (2)	(133,322)	(118,024)	(152,735)

Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	85,319,170	89,100,415	114,318,765

Non-GAAP net loss per ordinary share, basic and diluted	(1.56)	(1.32)	(1.34)

Note:

(1) For the years ended December 31, 2022, 2023 and 2024, the share-based compensation expenses were US$18.6 million, US$3.8 million and US$127.0 million, respectively, of which US$13.4 million, US$1.9 million and US$102.4 million, respectively, were included in R&D expenses and US$5.2million, US$1.9 million and US$24.6 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

(2) Such adjustments have no impact on income tax for the years ended December 31, 2022, 2023 and 2024, due to i) the conditions on tax deduction for share-based compensation have not been met, and valuation allowance was provided for all deferred tax assets; ii) warrants are issued by the Group’s Cayman entity, and its applicable income tax rate is nil.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties. For details, see page 19.
●	Our limited operating history makes it difficult to predict our future prospects, business and financial performance. Our historical revenue mix and growth, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies. For details, see page 19.
●	Since the markets for autonomous driving technology are still at relatively early stages of growth, if such markets do not continue to grow, grow more slowly than expected, fail to grow as large as expected, or if our autonomous driving technology fails to gain acceptance or traction from users and other stakeholders in such markets, our business, prospects, operating results, and financial condition could be materially harmed. For details, see page 20.
●	We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, and we may experience significant delays in the design, commercialization and launch of new solutions. We may fail to develop partnerships with other companies to offer autonomous driving technologies in a timely manner. For details, see page 21.
●	The autonomous driving industry is highly competitive. We face competition against a large number of both established competitors and new market entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 21.
●	Any failure to commercialize our strategic plans at scale would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources. For details, see page 22.
●	Our business plans rely in large part upon certain assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual results of operations may be materially different from our projections and our estimates of certain financial metrics may prove inaccurate. For details, see page 23.
●	We may not be able to successfully implement our go-to market strategies on a timely basis, or at all. If we are unable to manage our growth effectively, our business may be materially and adversely affected. For details, see page 24.
●	The operation of vehicles equipped with our autonomous driving technology is different from non-autonomous vehicles, and may be unfamiliar to users. For details, see page 24.
●	Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies. For details, see page 24.

Risks Related to Doing Business in China

●	The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us. For details, see page 51.
●	Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. For details, see page 53.
●	We are subject to U.S. export controls that could restrict our ability to transfer certain of our products and technologies, both within our company or to external parties, including potential customers; increasingly restrictive U.S. export controls directed toward China, in particular its artificial intelligence industry, could also limit our ability to obtain advanced semiconductors and other technology that could be needed to develop our products. For details, see page 56.
●	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 56.
●	The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with our future issuance of securities overseas, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see page 57.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see page 58.

Risks Related to Our Former VIE Structure

●	If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed. For details, see page 67.
●	All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For details, see page 67.
●	Our prior contractual arrangements in relation to the former VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the former VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment. For details, see page 68.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 68.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 69.
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 69.

Risks Related to Our Business and Industry

Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.

The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, substantial funding requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image, and real-world operation of new technologies. If we are not able to overcome these challenges, our business, prospects, financial condition, and results of operations will be negatively impacted and our efforts to create a commercially viable business may not materialize at all.

Our autonomous driving technology is highly dependent on, among other factors, our proprietary AV software modules, as well as on our partnerships with various third parties such as OEMs, service providers and other suppliers. We develop our autonomous driving technology, and work with OEMs, TNCs, logistics platforms, service providers and other suppliers to deploy and scale our technology.

Although we believe that our autonomous driving technology, including our algorithms, data analytics, and artificial intelligence technologies are promising, we cannot assure you that our technology will succeed commercially. In addition, there can be no assurance that our data analytics and artificial intelligence technologies can predict every single potential issue that may arise during the operation of the autonomous vehicles deployed with our technologies. For example, while we have been optimizing our technology and algorithms in terms of handling non-compliant driving behavior of other cars on the road, we may not always be able to accurately predict the trajectory that a particular road agent is contemplating, and plan and execute our autonomous vehicle’s route accordingly.

Specifically, the successful development of our autonomous driving technologies involves many challenges and uncertainties, including:

●	achieving sufficiently safe autonomous driving performance and earning recognition from regulatory agencies, our partners, users and the general public;
●	finalizing autonomous driving system design, specification, and vehicle integration;
●	successfully completing system testing, validation, and safety approvals;
●	obtaining additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses and certifications;
●	building and maintaining business partnerships for our R&D and commercialization activities;
●	complying with laws and regulations that constantly evolve, such as laws and regulations with respect to accidents and product liabilities;
●	preserving intellectual property rights; and
●	continuing to fund and maintain our technology development activities.

Our limited operating history makes it difficult to predict our future prospects, business and financial performance. Our historical revenue mix and growth, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies.

We commenced our operations in 2016, began testing on public roads in 2017, and launched our first public facing services in 2018. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to forecast our future growth. The risks and challenges we have faced or expect to face include our ability to:

●	continue to develop and successfully commercialize our autonomous driving technology at scale;

●	properly price our products and services;
●	plan for and manage capital expenditures for our current and future products;
●	hire, integrate and retain talented people at all levels of our organization;
●	establish and expand our customer base;
●	forecast our revenue, budget for and manage our expenses as well as improving operational efficiency;
●	attract new partners and retain existing partners;
●	navigate an evolving and complex regulatory environment;
●	manage our supply chain and supplier relationships;
●	maintain a reliable, secure, high-performance, and scalable technology infrastructure;
●	anticipate and respond to changes in the markets in which we operate, including technological developments and changes in competitive landscape;
●	build a well-recognized and reputable brand;
●	effectively manage our growth and business operations, including the impacts of unforeseen market changes on our business; and
●	successfully develop new solutions, features and applications to enhance user experience.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above, as well as those described elsewhere in this section, our business, financial condition and results of operations could be adversely affected.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. In particular, our historical revenues, cost mix, margin profile and financial results in general are not indicative of future trends as we are still in a nascent stage of commercializing our technologies and diversifying our customer base based on our go-to market strategies. For example, our robotruck services had a relatively low gross margin at its current early stage of commercialization and our robotaxi services had historically only generated a minimal amount of passenger fare revenues due to promotions and discounts offered by us, both of which may not be indicative of their respective future trends. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Since the markets for autonomous driving technology are still at relatively early stages of growth, if such markets do not continue to grow, grow more slowly than expected, fail to grow as large as expected, or if our autonomous driving technology fails to gain acceptance or traction from users and other stakeholders in such markets, our business, prospects, operating results, and financial condition could be materially harmed.

Demands for the autonomous driving technology depend to a large extent on general, economic, political, and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. Despite the fact that the automotive industry has engaged in considerable effort to research and test Level 2 and Level 3 autonomous vehicles, our technology targeting Level 4 autonomous vehicles requires significant investment and may never be commercially successful on a large scale, or at all.

Further, even if we succeed in operating at a commercial scale, key industry participants may not accept our robotaxi, robotruck or other service offerings, develop competing solutions, or otherwise seek to subvert our efforts, because of the disruptive nature of our business to both personal mobility and freight transportation industries. Any such occurrences could materially harm our future business.

Additionally, regulatory, safety, and reliability issues, or the perception thereof, many of which are outside of our control, could also cause the public or our potential partners and users to lose confidence in autonomous driving solutions in general. For example, there have been several crashes involving automobiles of certain manufacturers resulting in death or personal injury where autopilot features were engaged. Even though these incidents were unrelated to our autonomous driving solutions, such cases resulted in significant negative publicity and, in the future, could result in suspension or prohibition of autonomous vehicles. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.

We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, and we may experience significant delays in the design, commercialization and launch of new solutions. We may fail to develop partnerships with other companies to offer autonomous driving technologies in a timely manner.

Our autonomous driving technologies are highly technical and complex, and their commercial applications require that we meet very high standards for technological performance and safety. We may be unable to timely release new or upgraded solutions that meet our intended commercial use cases, and we may therefore experience difficulty in the monetization of our technology. These risks are particularly relevant for factors such as our autonomous driving solutions’ operational areas, which includes variables such as traversable road networks, speeds, and weather patterns. It is possible that there will be additional limitations in our operating capabilities depending upon a number of factors, including, for example, vehicle type (e.g., car and truck) and actor density (e.g., pedestrians and cyclists). If that is the case, our addressable market opportunities may be restricted.

We collaborate with OEMs to develop autonomous driving solutions, and we continue to devote resources towards developing our proprietary autonomous driving technologies. Our initiatives may not perform as expected, which would reduce the return on our investments, and our partners may decide to terminate their partnerships with us. If we are unable to efficiently develop and maintain partnerships with the OEMs to offer mobility solutions deployed with our autonomous driving technology, or if we do so at a slower pace or at a higher cost, or if our technology is less capable relative to our competitors, our business, financial condition and results of operations could be adversely affected.

Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time than currently projected to complete our own technology development and commercialization. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected actor behavior and inclement weather conditions. These improvements may take us longer than expected to achieve, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.

The autonomous driving industry is highly competitive. We face competition against a large number of both established competitors and new market entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.

The market for autonomous driving solutions is highly competitive. Many companies are seeking to develop autonomous driving solutions. Competition in these markets is based primarily on technology, innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of existing and new competitors. If our competitors commercialize their technology at scale before we do, develop superior technology, or are perceived to have better technology, they may capture market opportunities and establish relationships with users and partners that might otherwise have been available to us.

In addition, we also face competition from traditional taxi and ride hailing companies as well as freight transportation companies. Traditional carriers operating with human drivers are still the predominant operators in the market. Because of the long history of such traditional transportation companies serving the transportation market, there may be many constituencies in the market that would resist a shift towards autonomous transport, which could include lobbying and marketing campaigns, particularly because our technology will displace taxi and truck drivers. In addition, the market leaders in the automotive industry may start, or have already started, pursuing large-scale deployment of autonomous driving technology on their own. These companies may have more operational and financial resources than we do. We cannot guarantee that we will be able to effectively compete with them. We may also face competition from other technology and automotive supply companies if they decide to expand vertically and develop their own autonomous driving technology, some of whom have significantly greater resources than we do. We do not know how close these competitors are to commercializing autonomous driving solutions.

Furthermore, although we believe that we have the first-mover advantage in the competitive autonomous driving segment, many established and new market participants have entered or have announced plans to enter the autonomous driving market. Many of these participants have significantly greater financial, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the development, commercialization, promotion, sale, and support of their solutions. If existing competitors or new entrants are able to commercialize their autonomous driving technology earlier than expected, our competitive advantage could be adversely affected.

Any failure to commercialize our strategic plans at scale would have an adverse effect on our operating results and business, harm our reputation and could result in substantial liabilities that exceed our resources.

We are a relatively new enterprise that is ramping up our business scale, many of which are beyond our control, including unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. Furthermore, with our evolving business model, liabilities allocation among our passengers, business partners and third parties pose uncertainties to us and may cause a heightened risk of disputes. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, substantial uncertainty that our business model will prove successful and sustainable, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may be exposed to unforeseen expenses, difficulties, or delays in connection with our growth. In addition, because of the capital-intensive nature of our business, we may be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment.

Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous driving technology and other mobility solutions we plan to offer. Our ability to develop, deliver, and commercialize at scale our autonomous driving software and systems to support or perform autonomous operation of various types of vehicles is still unproven.

Our continued enhancement of our autonomous driving technology is and will be subject to risks, including with respect to:

●	our ability to continue to enhance data analytics and software technology;
●	designing, developing, and securing necessary hardware on acceptable terms and in a timely manner;
●	our ability to attract, recruit, hire, and train skilled employees; and
●	our ability to enter into strategic relationships with key players in the mobility industries, as well as hardware and software suppliers.

We have limited experience to date in applying our autonomous driving technology at scale. While we currently operate robotaxi and robotruck fleets equipped with our autonomous driving technology, we have not yet achieved large-scale deployment of our robotaxis or robotrucks, and neither have we achieved large-scale commercialization of our licensing and applications business. Even if we are successful in developing and commercializing our technology, we could face unexpected difficulties, delays, and cost overruns, which may be due to factors beyond our control, such as unforeseen issues with our technology, problems with OEM partners and/or suppliers, and adverse regulatory developments. Any failure to develop our autonomous driving technology within our projected cost budgets and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

Our business plans rely in large part upon certain assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual results of operations may be materially different from our projections and our estimates of certain financial metrics may prove inaccurate.

We use various estimates in formulating our business plans. We base our estimates upon a number of assumptions that are inherently subject to significant business and economic uncertainties and contingencies, many of which are beyond our control. Our estimates therefore may prove inaccurate, causing the actual amount to differ from our estimates. These factors include, without limitation:

●	the degree of utilization achieved by our autonomous driving technology;
●	the prices our customers and users of our autonomous driving solutions are willing to pay;
●	the timing and breadth of our technology’s operational areas;
●	operating costs of our autonomous driving technology and their useful life;
●	growth in core development and operating expenses;
●	our ability to maintain and strengthen our relationships with key business partners;
●	which elements of technology and service are delivered in-house by us versus our partners, and associated impacts on expenses and capital requirements;
●	the extent to which our technology is successfully and efficiently operated by third-party fleet partners we cooperate with, and our market penetration more broadly;
●	the timing of when our technology is commercialized at a large scale could be delayed for issues in relation to regulatory, safety or reliability;
●	the timing of future autonomous driving system hardware generations and vehicle platforms;
●	competitive pricing pressures, including from established and future competitors;
●	whether we can obtain sufficient capital to continue investing in core technology development and sustain and grow our business;
●	the overall strength and stability of our targeted markets, including robotaxi services, robotruck services and licensing and applications; and
●	other risk factors set forth in this annual report.

In particular, our total addressable market and opportunity estimates, growth forecasts, pricing, cost, and customer demand included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may prove inaccurate. The projections, forecasts and estimates in this annual report relating to the expected size and growth of the markets for autonomous driving technology may prove similarly imprecise. We are pursuing prospects in multiple markets that are undergoing rapid changes, including in technological and regulatory areas, and it is difficult to predict the timing and size of the opportunities.

Unfavorable changes in any of the above or other factors, including around the total addressable market and market opportunity, most of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.

We may not be able to successfully implement our go-to market strategies on a timely basis, or at all. If we are unable to manage our growth effectively, our business may be materially and adversely affected.

We plan to continue to drive the large-scale commercialization of our technology, including our robotaxi and robotruck services. Our expansion increases the complexity of our business and has placed, and will continue to place, significant constrains on our management, personnel, operations, technology infrastructure, systems, technical performance, financial resources, and internal financial control and reporting functions. Due to these factors, we may not be able to effectively manage our growth, which could damage our reputation and negatively affect our business, results of operations and prospects.

As we continue to grow our business, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, as well as establishing consistent policies and procedures across functions, business lines, and geographic regions. Our failure to upgrade our infrastructure to support our growth could result in unanticipated system disruptions, slow response times, or poor experience for our customers and partners.

Properly managing our growth will also require us to continue to hire, train, and manage a sufficient number of qualified employees, including qualified research and development personnel. All these endeavors involve risks and will require substantial management efforts and skills and significant expenditures. In addition, our growth rates are impacted by various factors, many of which are beyond our control, including competition, growth of autonomous mobility industry in China and other regions around the world, the emergence of alternative technologies or business models, or changes in government policies or general economic conditions. If we are unable to effectively address these challenges, our business operations may be adversely affected and may cause our customers and partners to switch to our competitors’ offerings, which would adversely affect our business, financial condition, and operating results.

The operation of vehicles equipped with our autonomous driving technology is different from non-autonomous vehicles, and may be unfamiliar to users.

We have specifically developed our autonomous driving technology to provide a superior ability to sense, predict, and react to real-world driving situations. We have developed our proprietary Virtual Driver capability to meet the demands of autonomous vehicles, specifically the robotaxi and robotruck fleets we operate. In certain instances, these protections triggered under our technology may cause the vehicle to behave in ways that are unfamiliar to drivers of non-autonomous vehicles. For example, the autonomous vehicles equipped with our autonomous driving solutions adhere strictly to safety rules, which may not be strictly adhered to by human drivers, and thus may be unfamiliar or come as a surprise to other drivers on the road.

Furthermore, there can be no assurance that our users will be able to properly adapt to the different operation processes for the autonomous vehicles equipped with our autonomous driving solutions. Any accidents resulting from such failure to operate the autonomous vehicles equipped with our solutions properly could harm our brand and reputation, result in adverse publicity, and product liability claims, and have a material adverse effect on our business, prospects, financial condition, and operating results.

Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in the automotive and logistics industries to help us to continue to enhance our technology, commercialize our solutions, and drive market acceptance. We have established partnerships with leading OEMs to co-develop and commercialize autonomous vehicles using our technology. We have developed strategic partnerships with major chip manufacturers to secure automotive-grade computing units and other chips used in our autonomous vehicle’s hardware deck. We have collaborated with sensor companies to customize sensor solutions for targeted autonomous vehicles. We also collaborate with TNCs and logistics platforms on the ongoing operations and maintenance of our robotaxi and robotruck fleets, respectively. We also partner with leading logistic players to commercialize our hub-to-hub freight service. We outsource the mapping and surveying activities in connection with our autonomous driving technology to three independent qualified mapping data and surveying suppliers in China to collect and handle the necessary data that support our autonomous driving algorithms and functions. Due to the reliance on these business partners, any interruption of their operations, any failure of them to accommodate our fast-growing business scale, any termination or suspension of our partnership arrangements, any change in cooperation terms, or any deterioration of cooperative relationships with them may materially and adversely affect our business operations and financial condition. We will also need to identify and negotiate additional relationships with other third parties, such as those who can provide data and cloud infrastructure services and financial services. We may not be able to successfully identify and negotiate definitive agreements with these third parties to provide the services we would require on attractive terms or at all, which would cause us to incur increased costs to develop and provide these capabilities.

Furthermore, cooperation with our OEM partners also provides us with real-world driving and vehicle data necessary to continuously refine our algorithms. Any adverse change to our relationships with our OEM partners may slow down our ability to train and improve our algorithms and improve our autonomous driving technology, which, if realized, may have a material adverse effect on our business, financial condition, and results of operations.

Collaboration with these third parties is subject to risks, some of which are outside our control. For example, we could experience delays in the timeline for the large-scale commercialization of our robotaxi and robotruck services to the extent our OEM partners do not meet agreed upon timelines or experience capacity constraints. Furthermore, as we depend on our collaborations with OEMs to produce vehicles that incorporate our technology, we cannot guarantee the quality of our autonomous vehicles and other products produced by the OEMs. There is risk of potential disputes with our OEM partners, and we could be affected by adverse publicity related to our OEM partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our OEM partners’ vehicle platforms and supplies. Additionally, if any of our partnership agreements with OEMs are terminated, it may delay or prevent our efforts to commercialize our autonomous driving technology at scale. Our current agreements with our OEM partners generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our OEM partners to prioritize their cooperation. If these OEM partners commence significant engagement with our competitors, our business and results of operations may be harmed.

In addition, to the extent such agreements contain certain exclusivity provisions, we may be precluded from working with other businesses. We could experience delays to the extent our partners do not meet agreed timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development project. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property and proprietary rights.

If our existing partner agreements were to be terminated, we may be unable to timely enter into new agreements on terms and conditions acceptable to us or at all. The expense and time required to complete any transition, and to ensure that vehicles provided by the new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

If we are no longer able to benefit from our business cooperation with Sinotrans and other related parties, our business may be adversely affected.

Our strategic partner and related party, Sinotrans, is China’s largest freight logistics company, according to CIFA. Our robotruck business has benefited from this partnership, which has enabled us to co-deploy Level 2++ intelligent trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. In 2022, we (as the controlling shareholder) and Sinotrans jointly established Cyantron, a company currently offering paid transportation services to Sinotrans to fulfill its freight orders across China. As of December 31, 2024, Cyantron operated a fleet of over 160 robotrucks, comprising both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers. For the years ended December 31, 2022, 2023 and 2024, we generated revenue of US$21.2 million, US$22.5 million and US$30.7 million, respectively, from transportation service fees paid by Sinotrans to Cyantron. Additionally, we also generated revenues of US$4.2 million, US$0.6 million and US$0.1 million, respectively, for the years ended December 31, 2022, 2023 and 2024 from Toyota, a leading OEM and our strategic investor and related party. For further details, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Other Related Party Transactions.” In the future, we may further expand our cooperation with such related parties, in which case, their revenue contributions to us may increase although there is no assurance of such expansion.

We cannot assure you that we will continue to benefit from our cooperation with Sinotrans or other related parties in the future. Particularly, any change in our relationship with Sinotrans, such as reduced freight order volumes, unfavorable changes to contractual terms, or the termination of the partnership, or with other related parties, could result in a decline in our revenue and negatively impact our financial performance. Additionally, if Sinotrans or any other related party that we transact with faces financial difficulties, operational disruptions, or regulatory challenges, our business could be adversely affected. If we are unable to maintain or replace this partnership with Sinotrans or any other key related party, we would need to identify and establish relationships with alternative business partners to commercialize our robotruck or other services. This could involve substantial time, effort, and costs, with no guarantee of success. Furthermore, the loss of access to key strategic assets and opportunities provided by Sinotrans, including its expansive logistics network across China, or by other related parties could materially and adversely affect our business, prospects, results of operations, and financial condition.

Any flaws or misuse of autonomous driving technologies, whether actual or perceived, intended or inadvertent, committed by us or by other third parties, could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Autonomous driving technologies are at early stages of development and continue to evolve. Similar to many innovations, autonomous driving technologies present risks and challenges, such as potential misuse by third parties for inappropriate purposes or biased applications which breach public confidence or violate applicable laws and regulations, or litigation or other proceedings initiated by certain individuals claiming for infringement of legitimate rights such as privacy or personality rights. Such misuse could affect customer perception, public opinions, views of policymakers and regulators and result in decreased adoption of autonomous driving technologies. We have adopted a series of measures to prevent the misuse of our technologies, including implementation of relevant policies and management system in relation to data security and privacy. For further information, see “Item 4. Information on the Company—4.B. Business Overview—Data Security and Privacy.” However, we cannot assure you that any of our existing and future measures will be sufficient. As of the dates of this annual report, there has been no material litigation or other proceedings arising from or in relation to any infringement of legitimate rights against us. We cannot assure you that the measures we take to prevent the misuse of our technologies and data protection will always be effective, or that our technologies will not be misused or applied in a way that is inconsistent with our intention or public expectation.

Furthermore, any inappropriate or abusive usage of autonomous driving technologies, whether actual or perceived, intended or inadvertent and by us or by third parties, may impair the general acceptance of autonomous driving products and services by the society, attract negative publicity and adversely impact our reputation and violate applicable laws and regulations, and subject us to legal or administrative proceedings, pressures from certain shareholders and/or other organizations and heightened scrutiny by the regulators. Each of the foregoing events may in turn materially and adversely affect our business, financial condition and results of operations. Any flaws or deficiencies in autonomous driving technologies and products and services, whether actual or perceived, could materially and adversely affect our business, reputation, results of operations and prospects.

We have been and intend to continue investing significantly in research and development, and our attempt to develop new solutions and services may be unsuccessful, which may negatively impact our profitability and operating cash flow in the short-term and may not generate the results we expect to achieve.

We have been investing heavily in our research and development efforts. Our research and development expenses were US$153.6 million, US$122.7 million, and US$240.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly with technological innovation. We need to invest significant resources, including financial resources, in research and development to make technological advances in order to expand our offerings and make our autonomous driving solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will remain at a relatively high level.

However, our investments in research and development may not generate corresponding benefits. Development activities are inherently uncertain, and we may not be able to obtain and retain sufficient resources including qualified research and development personnel. Even if we succeed in our research and development efforts and generate the results we expect, we may still encounter practical difficulties in commercializing our development results. Given the fast pace with which autonomous driving technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. Despite our research and development expenditures, new technological advancements in the autonomous driving industry could render the technologies and solutions that we develop or expect to develop in the future obsolete or commercially not viable, thereby limiting our ability to recover related research and development expenses, which could result in a decline in our revenues and market share.

Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market.

Our autonomous driving technology and solutions are subject to substantial regulations in China and the United States in which we operate. See “Item 4. Information on the Company—4.B. Business Overview—Regulation” for details. These regulations could include requirements or otherwise that have the effect of significantly delaying or limiting the commercialization of autonomous driving technologies, limiting the number of self-driving vehicles manufactured by our OEM partners, imposing restrictions on the number of vehicles in robotaxi operation and the locations where self-driving fleets may be operated or imposing significant liabilities on manufacturers or operators of autonomous vehicles or developers of autonomous vehicle technology.

In addition, regulations designed to govern autonomous vehicle manufacture and operations, surveying and mapping, driverless road testing, and the collection, processing, storage and use of vehicle and other data, among other things, are still in the early stage of development and the specific regulatory practices vary on different levels of PRC authorities or in different places. For example, on July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Security and the Ministry of Transport jointly promulgated the Administration of Road Tests and Demonstrative Application of Intelligent and Connected Vehicles (for Trial Implementation), which regulates the activity of road testing and demonstrative application of autonomous vehicles within the PRC at the national level; however, only a few cities have released detailed implementing rules in this regard at the regional level. Pursuant to these laws and regulations, companies without the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies) are prohibited from conducting mapping and surveying activities in China. Therefore, we, as a foreign-invested company, have to outsource the mapping and surveying activities in connection with our autonomous driving technology to independent qualified service providers with the requisite license in China, which is permitted by PRC law. These laws and regulations are still relatively new and evolving. If more stringent regulations are implemented, we may not be able to commercialize our autonomous vehicle technology in the manner we expect or at all. We cannot assure you that we will be in full compliance with these applicable laws and regulations in the future. In addition, the costs of complying with such regulations could prevent us from operating our business in the manner we intend. Fines, penalties, costs or liabilities associated with such existing or new regulations or laws, including as a result of our failure to comply, could be substantial and in certain cases joint and several, and could adversely impact our business, prospects, financial condition, and operating results.

In particular, government vehicle safety regulations have a substantial impact on our business, prospects, and future plans. Government safety regulations are subject to change based on a number of factors that are not within our control, including new scientific or technological data, adverse publicity regarding industry recalls and safety risks associated with autonomous driving technology, accidents involving autonomous vehicles, domestic and foreign political developments or considerations, and litigation relating to autonomous vehicles. Changes in government regulations, especially in our industry could adversely affect our business. If government priorities shift and we are unable to adapt to changing regulations, our business may be materially and adversely affected.

The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the autonomous vehicles that carry our systems go into production, we would be subject to existing stringent requirements under relevant laws and regulations. On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which strengthens the safety management of products with autopilot function and provides that where the enterprises find any serious problem in any automobile product manufactured or sold by them with respect to driving assistance and autonomous driving security, they shall, in accordance with the laws and regulations, immediately cease the production or sale of the relevant product, take measures to rectify, as well as report to the MIIT and its the local competent departments. In the United States, we are subject to the requirements under the National Traffic and Motor Vehicle Safety Act of 1966 (the “Vehicle Safety Act”), including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. We are also subject to the existing Transportation Recall Enhancement, Accountability and Documentation Act (the “TREAD Act”), which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury. In addition, the Vehicle Safety Act authorizes the NHTSA to require a manufacturer to recall and repair vehicles that contain safety defects or fail to comply with the United States federal motor vehicle safety standards. Sales into foreign countries outside of the United States may be subject to similar regulations. The United States Department of Transportation issued regulations in 2016 that require manufacturers of certain autonomous vehicles to provide documentation covering specific topics to regulators, such as how automated systems detect objects on the road, how information is displayed to drivers, what cybersecurity measures are in place and the methods used to test the design and validation of autonomous driving solutions. If the obligations associated with complying with safety regulations increase, it may require increased resources, divert management’s attention, and adversely affect our business. If we fail to timely address any safety concerns with our solutions or products equipped with our solutions, our business, results of operations, and financial condition will be adversely affected.

We have incurred net losses and recorded negative cash flows from operating activities historically. We are expected to incur significant expenses and experience significant cash outflows in the foreseeable future. Our ability to generate profits and positive cash flow in the future is uncertain.

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of US$154.8 million, US$115.4 million, and US$110.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. We cannot guarantee that we will achieve positive cash flows in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion. Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of our customers, OEM partners, or suppliers or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

Our business will require a significant amount of capital expenditure to support our growth. For example, we expect to continue incur substantial capital expenditure primarily relating to maintaining, upgrading and scaling our robotaxi and robotruck fleets to serve our users and remain competitive. The aging of our fleets will require us to make regular capital expenditures to maintain our level of service. In addition, changing competitive conditions or the emergence of any significant advances in autonomous driving technology could require us to invest significant capital in additional equipment or capacity in order to remain competitive. If we are unable to fund any such investment or otherwise fail to invest in new vehicles, our business, financial condition or results of operations could be materially and adversely affected. Our future liquidity and ability to make additional capital investments will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to obtain equity or other sources of financing.

Furthermore, we have incurred net losses historically. For the years ended December 31, 2022, 2023 and 2024, we incurred net loss of US$148.3 million, US$125.3 million and US$275.0 million, respectively, and our total shareholders’ equity was US$968.7 million as of December 31, 2024. Our significant losses resulted primarily from the investments we made to grow our business, including research and development of new technologies and enhancement of our current technologies, development and launch of new solution features, increase in the scale of our robotaxi and robotruck services, expansion into existing and new markets, increase in sales and marketing efforts and continued investment in our commercialization. We expect that these costs and investments will increase and fluctuate as our business continue to scale and evolve. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed our expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.

We sourced from third-party suppliers key materials and components used in the production of our robotaxi and robotruck fleets, which involves certain risks that may result in increased costs, pricing fluctuations, delayed deliveries of our products or services and other quality or compliance issues. If one or more of these third-party suppliers becomes inoperable, capacity-constrained or if operations are disrupted, our business, results of operations or financial condition could be materially and adversely affected.

We source from third-party suppliers certain key components that are used on autonomous vehicles equipped with our autonomous driving technology, including our robotaxi and robotruck fleets. Such components include LiDAR, high-resolution camera, radars, chips, sensors, GNSS/IMU and computation platform. Our engineers customize and develop hardware solutions on top of the components purchased from these suppliers, such as sensor fusion module and computation system, to bring high performance components together with our proprietary software, resulting in an integrated full-stack system. As we have limited control over quality, manufacturing yield, development, enhancement and delivery schedules with respect to these key components, delays or other problems experienced by our suppliers in their design, manufacturing, assembly or testing process could affect our business operations negatively.

We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our hardware solutions. In addition, most of our agreements with our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors. We may in the future experience component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, we may not be able to develop alternative sources in a timely manner or at all in the case of sole or limited sources. Developing alternative sources of supply for these components may be difficult, time-consuming and costly and we may not be able to source these components on terms that are acceptable to us, or at all, which may undermine our ability to meet our requirements or to maintain and expand our robotaxi and robotruck fleets in a cost-effective manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternative sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled deliveries of our integrated hardware solutions. This could adversely affect our relationships with our customers, business partners and passengers, and could cause delays in our ability to expand our operations of robotaxi and robotruck fleets. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to purchase these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to have sufficient ability to meet user demands, which may result in users selecting competitive services instead of ours.

We have been and may continue to be negatively impacted by the ongoing global chip shortage.

Various macro-economic events may cause disruptions in supply chains and logistics, which in turn impacted the production and supply of chips around the world. The increase in global demand for products such as personal computers owing to some countries’ shift to a stay-at-home economy has further increased the demand for chips and exacerbated the shortage. To date, the global chip shortage is still ongoing and it remains uncertain when it will ease or whether it will worsen. The shortage in chip supplies has led to increases in the prices of chips and has caused chip manufacturers to allocate available chips more selectively among their customers across these industries. As the shortage continues or even worsens, we may not be able to obtain adequate supplies of chips on commercially acceptable terms or at all, and as a result our technology development plans and commercialization strategies may not be executed as expected in a cost-effective manner, which in turn could negatively affect our business, prospects and results of operation.

We historically had a small number of customers due to the nascent stage of our commercialization, which may not be indicative of trends in our future revenues and customer base and profiles. Failure to continue to attract new customers and retain existing customers, manage our relationship with them or increase their reliance on our solutions could materially and adversely affect our business, results of operations and financial condition.

At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. In addition to individual customers who are passengers of our robotaxi services, we had 20, 52 and 112 corporate customers in 2022, 2023 and 2024, respectively. These customers include Chinese companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing. Given our early stage of commercial developments, we have historically generated modest amounts of revenues from a small group of customers when we transitioned from technology development to commercialization. Our top three customers in the aggregate accounted for 58.7%, 65.8% and 43.9% of our revenues in 2022, 2023 and 2024, respectively. There was one customer who was one of our top three customers in each year of 2022, 2023 and 2024. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer profiles may constantly and materially change, and accordingly we anticipate our revenue streams to continue to expand, which will diversify our customer base and profiles, although there is no guarantee that we will be able to achieve such goals. Furthermore, if we fail to maintain relationship with these customers, or fail to continue to attract new customers, or if our customers or passengers reduce the use of our solutions for any reason, our business, results of operations and financial condition may be adversely affected.

The implementation and validation processes of our solutions could be lengthy and unpredictable, and are subject to risks of contract cancellation, postponement, supply chain shortages, or unsuccessful solution implementation.

Our autonomous driving solutions are technologically complex and designed for applications in settings with high safety standards. Depending on the complexity of the autonomous driving solutions, the implementation and validation processes of the solutions may be lengthy and unpredictable. As such, we must typically invest significant resources before generating any revenues, which presents a risk to our ability to forecast our results of operations and manage our business operations. In addition to the large upfront investment required prior to commercialization, our partners may cancel or postpone implementation of our solutions due to an internal strategy shift or other reasons beyond our control, which may adversely affect our business and financial performance.

Failure to address the service requirements and expectations of our users could harm our reputation and may materially and adversely affect our business, results of operations or financial condition.

We believe our focus on customer services and support is critical to attracting new users, retaining existing users and growing our business. We have invested in training our customer support team and improving the quality of our customer services. However, we have limited experience servicing our users, and our customer services team may not be able to maintain a high standard for themselves going forward for reasons such as budgetary constraints and employee losses, which could adversely affect our reputation and ability to retain and bring in users.

We use third-party providers of cloud infrastructure to operate our business. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

Our research and development efforts and day-to-day operations are highly dependent on cloud infrastructure, including those operated by third-party vendors. We engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control, or in some cases have limited control over, the operation of this cloud infrastructure. Any limitation on the capacity of such cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting the cloud infrastructure we use that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, geopolitical conflict, physical security threats or other events beyond our control could negatively affect the cloud portion of our platform. A prolonged service disruption affecting our cloud infrastructure for any of the foregoing reasons would negatively impact our ability to serve our customers and partners and could damage our reputation with current and potential customers and partners, expose us to liability, cause us to lose customers and partners or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use. In the event that our service agreements relating to our cloud infrastructure are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our systems and services, as well as significant delays and additional expense in arranging or creating new facilities and services or re-architecting our services for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

We may be subject to insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers and partners. The bandwidth and data centers we use may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers which could, in turn, have a material adverse effect on our business, results of operations, financial condition, and prospect.

We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

The development and commercialization of our autonomous driving technology and solutions are capital-intensive. We require a significant amount of capital and resources for our operations, research and development, large-scale production and deployment of our autonomous vehicles, and continued growth. In particular, we expect to incur substantial and potentially increasing research and development costs. It may take a long time to realize returns on such investments, if at all.

To date, we have financed our operations primarily through the issuance of equity securities. We will need to raise additional capital to continue to fund our research and development and commercialization activities and to improve our liquidity position. Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market volatility, our financial condition, investor acceptance of our business plan, regulatory requirements, and the successful development of our autonomous driving technology. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us.

We may raise these additional funds through the issuance of equity, equity-related, or debt securities. To the extent that we raise additional financing by issuing equity securities or equity-linked securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. Financial institutions may request credit enhancement such as third-party guarantees and pledges of equity interest in order to extend loans to us. We cannot be certain that additional funds will be available to us on attractive terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business, and prospects could be materially adversely affected.

It is possible that the unit economics of our autonomous vehicles do not materialize as expected, which could adversely affect our business, financial condition and results of operations.

Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi and robotruck services, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of hardware, other fixed and variable costs associated with autonomous vehicle production and operation, useful life of autonomous vehicles, vehicle utilization and product and service pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continuously push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our business partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.

Autonomous driving technology and solutions are new to market, and the appropriate pricing is still being assessed by the market. To date, we have not yet begun large-scale production of our robotaxi and robotruck fleets and are exploring with our partners to commence such production under our go-to market strategies. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.

We are required to comply with laws and regulations across jurisdictions, including obtaining and maintaining permits and licenses to operate certain aspects of our business operations.

We operate in the autonomous driving industry, which is subject to substantial uncertainty relating to laws and regulations across jurisdictions in which we operate. The laws and regulations governing the autonomous driving industry are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations and furthermore, we cannot assure you that we have complied or will be able to comply with all applicable laws at all times. Consequently, we could face the risks of being subject to governmental investigations, orders by competent authorities for rectification, administrative penalties or other legal proceedings and our ability to expand our business and sustain our growth may be negatively affected.

For example, we experienced an accident in October 2021 where one of our vehicles operating under our driverless permit in Fremont, California hit a road center divider and a traffic sign during a lane change. There were no injuries or third parties involved in this accident. Following our internal investigation, we concluded that this incident was caused by a software glitch, and therefore we corrected the software that was then integrated in three vehicles. We subsequently filed a recall notice at NHTSA’s request. The NHTSA initiated a review in relation to this accident and our recall announcement, and the California Department of Motor Vehicles suspended our driverless testing permit. NHTSA closed its review on January 16, 2025 and we have not received any further inquiry, notice or investigation from the NHTSA as of the date of this annual report.

Furthermore, the regulatory framework governing the autonomous driving industry in China has been constantly evolving. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Autonomous Driving” for more information. The interpretation and application of existing and new PRC laws, regulations and policies related to the autonomous driving industry involve certain uncertainties that could impact our business. For example, our cooperation with third parties to engage in business may be subject to license, approval or other regulatory requirements if regulatory authorities required us to obtain such license rather than relying upon third parties or obtain such approval in relation to our collaborations with third parties. If the PRC regulatory authorities consider that we operate our business without the necessary licenses or approvals, or failed to fully comply with the regulatory requirements, it can impose various sanctions, including fines, income confiscation, business license revocation, discontinuation of our relevant business, adjustment of our current operations and restrictions on our affected business area. Any of these actions by the PRC regulatory authorities could adversely affect our business and results of operations.

We may be subject to product liability, be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

Our vehicle domain controller products or autonomous driving technology in generally present the risk of significant injury, including fatalities. We may be subject to claims if our products or technology is involved in accidents and passenger injuries. The occurrence of any errors or defects in our vehicle domain controller products or autonomous vehicles integrated with our technology could make us liable for damages and legal claims. In addition, we could incur significant costs to correct such issues, potentially including product recalls. Any negative publicity related to the perceived quality of our products or technology and the perceived safety of vehicles deploying our technology could affect our brand image, partners and end-customer demands, and could materially and adversely affect our business, financial condition and results of operations. Also, liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy and distracting and could materially and adversely affect our business, financial condition and results of operations.

Any product recall of ours or our partners may result in adverse publicity, damage our brand and could materially and adversely affect our business, financial condition and results of operations. We have in the past initiated, and may in the future initiate recalls voluntarily or involuntarily if any of our products or vehicles powered by our autonomous driving technology prove to be defective or non-compliant with applicable motor vehicle safety standards in China and other regions around the world. Such recalls involve significant expense and diversion of management attention and other resources, which could materially and adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.

Along with the commercialization of our technology, we may be required to obtain specialized insurance, which may not be available to the capacity or on the terms that we require to achieve the economics we expect. Further, any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, our partners could be subjected to claims as a result of such accidents and bring legal claims against us to attempt to hold us liable. Any of these events could materially and adversely affect our brand, relationships with partners, business, financial condition or results of operations.

We rely on patents, unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.

We rely on proprietary technology and we are dependent on our ability to protect such technology. In particular, our success depends on our ability to obtain, maintain, enforce and protect our brand, trademarks, patents, domain names, copyrights, trade secrets, know-how, confidential information, proprietary software and other proprietary methods and technologies, whether registered or not, that we developed under intellectual property laws of the PRC, the United States and other jurisdictions, so that we can prevent others from using our inventions and proprietary information. We generally attempt to protect our technology through a combination of patent, trademark, copyright and trade secret laws, license agreements, intellectual property assignment agreements, employee and third-party nondisclosure and confidentiality agreements and other similar contractual provisions. However, despite our efforts to obtain, maintain, enforce and protect our intellectual property and proprietary information, there can be no assurance that such efforts will be adequate to prevent unauthorized use of our confidential information, intellectual property, or technology, or to prevent our competitors or other third parties from unintentionally or willfully copying, reverse engineering or otherwise obtaining and using our technology, solutions, or proprietary information. Intellectual property rights are generally territorial and we may not be able to obtain protection (e.g. in connection with patents or trademarks) in certain jurisdictions where we do business because of local laws, local filings or other reasons. Monitoring unauthorized use and disclosures of our intellectual property, proprietary technology, or proprietary information can be difficult and expensive and we cannot be sure that the steps we have taken will prevent misappropriation or infringement of our intellectual property rights or proprietary information.

We cannot be certain that we are the first party to file a patent application in relation to a certain invention. If another party has filed a patent application to the same subject matter as we have, and such application has priority against our patent application, our patent application may be rejected or invalidated for lack of novelty or obviousness. In addition, we cannot assure you that our intellectual property rights will not be challenged, invalidated or circumvented, or that our intellectual property will be sufficient to provide us with competitive advantages. Because of the rapid pace of technological change, we cannot assure you that all of our innovative solutions and proprietary technologies will be patented in a timely or cost-effective manner, or at all. Failure to adequately obtain, maintain, enforce and protect our intellectual property could result in our competitors offering identical, similar or superior products, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business, market share, prospects, financial condition and results of operation.

The measures we generally take to obtain, maintain, protect and enforce our intellectual property and proprietary information, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:

●	the patent applications we file may not be granted;
●	we may not be the first party to file a patent application in relation to a certain invention;
●	the scope of our issued patents may not be broad enough to protect our inventions and proprietary technology;
●	our issued patents may be challenged by our competitors or other third parties, which could result in a court or governmental agency invalidating, narrowing the scope of, or rendering unenforceable our patents;
●	patents have a finite term, and competitors and other third parties may offer products identical or similar to those covered by our patent after the patent expiration;
●	we may fail to enter into the necessary agreements to prevent disclosure, third-party infringement or misappropriation of our proprietary information, and even if entered into, these agreements may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information;
●	our employees, contractors or business partners may willfully breach their confidentiality, non-disclosure and non-use obligations;
●	our proprietary information and technology may become otherwise known or be independently developed by our competitors and other third parties;

●	the costs associated with enforcing patents or other intellectual property rights, confidentiality provisions, invention assignment or similar agreements may make enforcement impracticable; and
●	competitors and other third parties may circumvent or otherwise design around our patents or other intellectual property rights.

Third parties may seek to invalidate our patents, trademarks, copyrights, trade secrets or other intellectual property rights, or applications for any of the foregoing, which, if successful, could permit our competitors or other third parties to develop and commercialize products and technologies that are identical, similar or superior to ours.

While we have registered and applied for trademarks in an effort to protect our brand and goodwill with customers or passengers, competitors or other third parties may oppose our trademark applications, seek to invalidate our trademarks or otherwise challenge our use of the trademarks. Such oppositions and challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark. Furthermore, we may lose some of our current, applied-for trademarks if we are unable to submit statements of use with relevant regulatory authorities across jurisdictions by the applicable deadline to perfect such trademark rights. Additionally, if we lose the ability to use our domain name “www.pony.ai”, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. We may also be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks. Protecting, maintaining, and enforcing our rights in the domain name may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and operating results.

Preventing any unauthorized use of our intellectual property and proprietary information is difficult and costly and the steps we generally take may be inadequate to prevent the infringement, misappropriation or other violation of our intellectual property and proprietary rights. Litigation may be necessary to enforce our intellectual property and proprietary rights, determine the validity and scope of our rights or those of another party, or defend against claims of infringement, misappropriation, violation or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property, all of which would have an adverse effect on our business, operating results and financial condition. Our efforts to enforce our intellectual property rights may be undermined by defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe, misappropriate or otherwise violate the counterclaimant’s own intellectual property rights. Any of our patents, trade secrets, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation. We can provide no assurance that we will prevail in such litigation. In addition, our proprietary methods and technologies that are regarded as trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors or other third parties, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secrets, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

There can be no assurance that our particular methods of protecting our intellectual property and proprietary rights, including business decisions about when to file patent applications and trademark applications, will be adequate to protect our business or that our competitors will not independently develop similar or superior technology. Monitoring unauthorized use and disclosures of our proprietary technology or confidential information can be difficult and expensive. If we fail to protect and enforce our intellectual property and proprietary rights adequately, our competitors might gain access to our technology and this could adversely affect our business, operating results and financial condition.

We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary technology or other intellectual property rights, which could be time-consuming and costly and result in significant legal liability or require us to cease using certain technology or other intellectual property rights, which could harm our business, financial condition, operating results, and reputation.

We cannot be certain that the conduct of our business does not and will not infringe or misappropriate intellectual property or proprietary rights of third parties. Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our solutions, which could affect the operation of our business. From time to time, we may receive inquiries from patent or trademark holders inquiring whether we are infringing their intellectual property or other proprietary rights and/or seek court declarations that third party patent and trademarks holders do not infringe upon our intellectual property rights and/or our application to register trademarks or patents may be rejected due to their similarity with certain existing registered trademarks or patents owned by third parties. Companies holding patents or other intellectual property rights relating to autonomous driving technology or other related technology may bring suits alleging infringement of such rights or otherwise asserting their rights and/or seeking licenses. We may fail to conduct, from time to time, freedom to operate or clearance searches before launching new products, brands or services. If we are determined to have infringed upon a third party’s intellectual property or other proprietary rights, we may be required to do one or more of the following:

●	cease selling, incorporating or using solutions that incorporate the third party’s intellectual property or proprietary information;
●	pay for substantial damages;
●	obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or
●	redesign our technology.

A successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology could materially and adversely affect our business, financial condition, results of operations and reputation. In addition, any litigation or claims, whether successful or not, could result in substantial costs and diversion of resources and management’s attention.

We also license intellectual property rights from third parties, including in connection with commercial partnership and collaboration agreements and we may face claims by third parties that our use of such licensed intellectual property infringes their rights. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

We use certain open source technology in our business, which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost or that we make publicly available our confidential, proprietary source code and any other intellectual property that we developed using or derived from such open source software.

We use open source software in connection with certain of our technologies. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Accordingly, we cannot assure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. In addition, the public availability of such software may make it easier for others to compromise our technology. Many of the risks associated with the use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business, our intellectual property and the security of our systems, products and services. To the extent that our systems depend upon the successful operation of the open source software it uses, any undetected errors or defects in such open source software could prevent the deployment or impair the functionality of our systems or applications, delay the introduction of new solutions, result in a failure of our systems, products or services, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.

Furthermore, some open source software licenses require users who distribute open source software as part of their proprietary software, or derive proprietary software from or based on open source software, or link proprietary code to open source software, to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. In some circumstances, distribution of our software that is derived from open source software or incorporating or linking to or otherwise in connection with open source software could require that we disclose and license some or all of our proprietary source code in that software, as well as distribute our products that use particular open source software at no cost to the user. We generally try to use open source software in a manner that will not require the disclosure of the source code to our proprietary software or prevent us from charging fees to our customers or passengers for the use of our proprietary software. However, we cannot guarantee that these efforts will be successful, and thus, there is a risk that the use of open source may ultimately preclude us from charging fees for the use of certain software, require us to replace certain code used in our products and/or services, pay a royalty to use some open source code, make the source code publicly available, or discontinue certain software. The release of the source code of our proprietary software, could substantially help our competitors develop products that are similar to or better than ours with lower development effort and time and ultimately could result in a loss of our competitive advantage.

Open source license terms are often ambiguous and there is little legal precedent governing their interpretation. Accordingly, there is a risk that these licenses could be construed in a way that could impose unanticipated obligations, conditions or restrictions regarding our ability to provide or distribute our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the terms and conditions of an open source license, and we could incur significant legal costs defending ourselves against such allegations. If we were held to have breached or to have failed to fully comply with such terms and conditions, we could face infringement claims or other liability, or could be required to seek costly licenses from third parties to continue providing our technology on terms that are not economically feasible, to re-engineer our system, or to make generally available, in source code form our proprietary code, any of which could adversely affect our business, financial condition and operating results.

Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.

We depend significantly on our technology infrastructure, IT systems, data and other equipment and systems to conduct virtually all of our business operations, ranging from our internal operations and research to development activities and communications with our users, partners and suppliers. In connection therewith, our business operations, including our autonomous driving solutions, collect, store, transmit and otherwise process data from vehicles, users, employees, drivers and/or other third parties, some of which may include personal, confidential, sensitive or proprietary information. Organizations such as ours are increasingly subject to various attacks on their networks, systems and endpoints, and, given the nature of the data that we collect, use and store, internal or external individuals or entities may attempt to penetrate our network security, or that of our products and solutions, including by sabotaging or misappropriating our proprietary information or that of our users, partners, employees and suppliers, or by causing interruptions to our solutions. For example, we may experience cyber-attacks of varying degrees and other attempts to gain unauthorized access to our systems from time to time, including by way of malware, phishing attacks, ransomware attacks, denial of service attacks, brute-force attacks or other means, any of which can result in disclosure of confidential information and intellectual property, product defects, production downtimes or compromised data, including personal information. These cybersecurity threats and attacks can originate from various sources, such as individuals, groups of hackers and sophisticated organizations, who may in the future attempt to gain unauthorized access to modify, alter and use our vehicles, products and systems in order to (i) gain control of, (ii) change the functionality, user interface and performance characteristics of or (iii) gain access to data stored in or generated by, our vehicles, products and systems, and such attempts may even culminate in “mega breaches” targeted against cloud services and other hosted software. As the techniques used to obtain unauthorized access or sabotage information systems and networks change frequently and generally are not identified until they are launched against a target, even if we take all reasonable precautions, including to the extent required by law, we may be unable to anticipate these attacks or to implement adequate preventative measures, and we may not become aware in a timely manner of such a security breach, which may exacerbate any damage we experience.

While we take reasonable measures to prevent unauthorized access to our products, solutions and systems, including measures to protect and maintain the security of any personal, confidential and/or proprietary information stored thereon, there can be no assurance that such systems and measures will not be compromised as a result of intentional or unintentional misconduct. For example, outside parties may attempt to fraudulently induce our employees, service providers, customers and/or passengers to disclose sensitive information in order to gain access to our data or the data or accounts of our users or other parties, and although we have policies restricting access to the information we store, there is a risk that these policies may not be effective in all cases. We depend on our employees, service providers and contractors to appropriately handle confidential and sensitive information, including personal information, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption against us or our service providers could result in loss of confidential or proprietary or personal information, damage to our reputation, loss of customers and/or passengers, loss of revenue, private claims and litigation (including class action lawsuits), regulatory investigations, governmental fines, penalties and other liabilities.

We also rely on systems provided by third parties, which may also suffer security breaches or unauthorized access to or disclosure of personal, confidential or proprietary information. Our systems and those of third parties on which we rely may also be subject to damage or interruption from physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, computer viruses, computer denial or degradation of service attacks, malware, ransomware, phishing attacks, social engineering schemes, domain name spoofing, insider theft or misuse or other attempts to harm our products, solutions and systems.

Third parties using our solutions (including customers, passengers, or partners) could experience successful cyberattacks, security incidents or disruptions in service which could cause customers and/or passengers to lose confidence in the security of our solutions, including where such incidents involve a failure by those third parties to adequately deploy protection measures or updates to our solutions and regardless of whether any actual loss or theft of data occurred. Such cyberattacks and other security incidents aimed at our products and services could further lead to third-party claims that our product failures have caused damage to our customers and/or passengers, a risk that is enhanced by the increasingly connected nature of our products and solutions, which could lead not only to loss of customer, end user and partner confidence in the security of our products and solutions, but also to indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities and harms to our business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our products and solutions rely on the stable performance of both internal and external servers, networks, IT infrastructure and data processing systems, and any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.” In addition, if a high-profile security breach occurs within our industry, our current and potential customers and/or passengers may lose trust in the security and safety of our systems, products, solutions and information even if we are not directly affected. Furthermore, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and customer confidence in our products and solutions.

Our products and solutions rely on the stable performance of both internal and external servers, networks, IT infrastructure and data processing systems, and any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers and third-party servers, networks, IT infrastructure, including third-party cloud infrastructure, and data processing systems for the provision of our products and solutions, and our success relies on our passengers’ ability to access our solutions at any time. Disruptions to such servers, networks, assets or systems may occur due to internal or external factors, such as inappropriate maintenance, infrastructure changes, hardware or software defects or other defects or malfunctions in the servers, distributed denial-of-service and other cyber-attacks or other malicious attacks or hacks targeted at us or such third parties, occurrence of catastrophic events, such as earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or human errors. For example, our data centers or our third-party service providers’ or vendors’ data centers could be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by employees, causing potential disruptions that could result in lengthy interruptions in our service. We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our products and solutions. Minor interruptions can result in new customer acquisition losses that are never recovered. Affected customers and/or passengers could seek monetary recourse from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. A prolonged interruption in the availability or reduction in the availability, speed or other functionality of our products and solutions could adversely affect our business, brand, and reputation and could result in fewer new customers and/or passengers using our products and solutions.

We can provide no assurance that our current information systems or those of third-party providers are fully protected against third party intrusions, viruses, hacker attacks, information or data theft or other similar threats, and any such cyber-attack that bypasses our or a third-party provider’s information security systems causing a security breach may lead to a material disruption of our business systems or the loss of business information. For example, we engage with local third-party providers across various markets. Any user or non-user data collected in these jurisdictions is stored and maintained locally within the respective service provider’s facilities, in compliance with applicable local laws and regulations. We do not control the cloud services provided by the third-party providers, and there is a risk that such services may not be reliable. If the third-party providers violate the service agreements with us or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users. Any such event could have a material adverse effect on our business unless and until we recover using our back-up information. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and solutions, loss of competitive position, lower customer retention or claims by customers and/or passengers for losses sustained by them or loss, destruction or unauthorized use of, or access to, data (including personal information for which we may incur liability under applicable data protection laws). In such an event, we may need to expend additional resources to bring the incident to an end, mitigate the liability associated with the fallout of such incident, make notifications to regulators and individuals affected, replace damaged systems or assets, defend ourselves in legal proceedings and compensate customers or passengers. In addition, our disaster recovery planning may not be sufficient for all eventualities. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Finally, as our services incorporate highly technical and complex technologies, such technologies and software may, now or in the future, contain undetected errors, bugs or vulnerabilities, some of which may only be discovered after the code has been released. Any error, bug or vulnerability in our products or solutions, systems or control failures, cybersecurity incidents, data security breaches or attacks on or compromise of our security or the security of our business partners could result in the loss, theft or inaccessibility of, unauthorized access to, or improper use or disclosure of, our customers’, passengers’ or employees’ information and could result in governmental or regulatory action, including resulting in fines or penalties, litigation, and financial and legal exposure, which could seriously harm our reputation, brand and business, and impair its ability to attract and retain users and customers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.”

Complying with evolving laws and regulations across multiple jurisdictions regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, including in ways that may result in conflicting requirements among various jurisdictions. Any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal and regulatory proceedings, suspension or disruption of operations, fines, increased cost of operations, remediation costs, indemnification expenditures or otherwise harm our business.

Because our solutions, products, and services may provide us with access to sensitive, confidential or personal information, we are subject to laws and regulations relating to the security and privacy of such information, including restrictions on the collection, use, storage and other processing of personal information as well as requirements to take steps to protect such information from improper disclosure, theft or tampering.

Despite our efforts to comply with such applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our interpretations of the law, our practices or our platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations, including the risks and challenges of (i) protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data. For instance, we cannot guarantee that the anonymization measures we have implemented will fully comply with all applicable regulatory requirements. Any such failure to comply with the increasing number of data protection laws in the jurisdictions in which we operate, as well as concerns about our practices with regard to the collection, use, storage, retention, transfer, disclosure, security and other processing of personal information, biometric information or other privacy-related matters, including concerns from our customers and/or passengers, employees and third parties with whom we conduct business, even if unfounded, could result in fines, investigations or proceedings by governmental agencies and private claims and litigation (including class actions), any of which could adversely affect our business, financial condition and operating results. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, could damage or harm our reputation and brand or could require that we make changes to or restrict our processing activities which may cause us to incur significant costs and expenses, each of which could materially and adversely affect our business, financial condition and operating results.

Additionally, as we seek to expand our business, we are, and may increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory and legal frameworks regarding data privacy and security issues in many jurisdictions are constantly evolving and developing and can be subject to significant changes from time to time, including in ways that may result in conflicting requirements among various jurisdictions. Interpretation and implementation standards and enforcement practices are similarly in a state of flux and are likely to remain uncertain for the foreseeable future. As a result, we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level, and may fail to fully comply with applicable data privacy and security laws, regulations and standards. Moreover, these laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may be inconsistent with our existing practices and in ways that may have a material and adverse impact on our business, financial condition and results of operations.

With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.

In general, negative publicity of us or our industry regarding any actual or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with these existing or new privacy or data security laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending against allegations and claims. In addition, users’ consciousness and attitudes towards data privacy are evolving, and users’ concerns over the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy and data security laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations and could cause the price of the ADSs to drop significantly.

Regulations that apply to us in the PRC

The PRC Cybersecurity Law, which took effect in June 2017, created China’s first national-level data protection regime for “network operators,” which may include all organizations within the territory of the PRC that provide services over the internet or other information network. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

In addition, the PRC Data Security Law took effect on September 1, 2021. The Data Security Law establishes a tiered system for data protection in terms of their importance. Data categorized as “important data,” which will be determined by regulatory authorities in the form of catalogs, are required to be treated with higher level of protection. Specifically, the Data Security Law provides that processors processing “important data” are required to appoint a “data security officer” and a “management department” to take charge of data security. In addition, such processors are required to evaluate the risks of its data activities periodically and file assessment reports with relevant regulatory authorities.

Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to, the Cybersecurity Law and Data Security Law. For example, Regulations on the Security Protection of Critical Information Infrastructure (the “CII Protection Regulations”) became effective on September 1, 2021. According to the CII Protection Regulations, critical information infrastructure (the “CII”) refers to any important network facilities or information systems of the important industries or fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, as well as other important network facilities or information systems that may seriously endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. Regulators supervising specific industries are required to formulate detailed guidance to identify CII in the respective sectors, and a critical information infrastructure operator (the “CIIO”) must take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment at least once a year, timely rectify the issues identified and report to relevant regulatory authorities according to their requirements. As of the date of this annual report, we have not received any notices from any authorities identifying us or any of our PRC entities as a CIIO.

The Personal Information Protection Law took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the PRC as well as certain personal information processing activities outside the PRC, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Specifically, Article 38 of the Personal Information Protection Law describes that any personal information processor which needs to provide personal information outside the PRC territory due to business or other needs shall meet any of the following conditions: (i) to pass the security evaluation organized by the CAC, (ii) to be certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC, (iii) to enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) to meet other conditions prescribed by laws, administrative regulations or the CAC. Based on this, the CAC and the relevant authorities have formulated the relevant detailed rules, among which the Measures for the Security Assessment of Data Cross-border Transfer taking effect on September 1, 2022 describes that a data processor providing data abroad under any of the following circumstances shall declare security assessment for data cross-border transferring to the CAC: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstance prescribed by the CAC. If a data processor has activities of transferring personal information abroad but does not reach the data scale threshold mentioned in the above articles, it could choose to be certified by a specialized agency or to enter into a contract with the overseas recipient under the standard contract formulated by the CAC. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows (the “New Provisions on Cross-border Data Flows”), effective on the date of promulgation. The provisions provide several exemptions and revise the above thresholds for undergoing security assessments, and state that if there is any conflict with the Measures for the Security Assessment of Data Cross-border Transfer and the Measures for the Standard Contract for Cross-border Transfer of Personal Information, the New Provisions on Cross-border Data Flows shall prevail. As of the date of this annual report, we have not conducted any cross-border transferring activities involving the personal information or important data we hold. However, we cannot assure you that the PRC regulatory authorities will not take a view contrary to ours, thus requiring us to comply with applicable data localization, security assessment and other requirements under these laws and regulations. As our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

Additionally, in December 2021, the CAC and several other administrations jointly promulgated Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, where the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that carries out data processing activities, shall be subject to the cybersecurity review. The Cybersecurity Review Measures further provides that “internet platform operators” in possession of personal information of over one million users shall apply for cybersecurity review, if such operators intend to list their securities in a foreign country. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with our future overseas securities offerings, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” Additionally, relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine that network products or services or data processing activities affect or may affect national security. As the definitions for terms such as CIIO, internet platform operator and national security are broad, and the government will likely retain significant discretion as to the interpretation and enforcement of the Cybersecurity Review Measures and any implementation rules, we may be subject to related rules. We cannot preclude the possibility that the Cybersecurity Review Measures will subject us to the cybersecurity review by the CAC in relation to our operations or require us to adjust our business practices, in which case our business, financial condition and prospects and the price of the ADSs may be materially and negatively affected.

In the event that we are subject to the cybersecurity review by the CAC in relation to our operations, we may experience disruptions of our business. Such review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations of mainland China during such review, we may be subject to administrative penalties, including fines and service suspension, which could have a material and adverse impact on our business, results of operations and financial condition and the value of the ADSs. We also cannot rule out the possibility that certain of our customers may be deemed CIIOs, in which case our products or services, if deemed related to national security, will be submitted for cybersecurity review before we can enter into agreements with such customers. If the reviewing authority considers that the use of our products and services by certain of our customers who are CIIOs involves risks of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and business prospects.

Furthermore, the Regulation on Network Data Security Management (the “Network Data Regulation”) was promulgated by the State Council on September 24, 2024, and became effective as of January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revocation of relevant business permits or business licenses and penalties.

On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection (the “Measures for Compliance Audit”), which will become effective as of May 1, 2025. The Measures for Compliance Audit provide detailed provisions on the scope of compliance audit activities, implementation procedures, selection of audit institutions, audit frequency, and obligations of personal information processors and professional institutions during compliance audits. If we fail to comply with these requirements, we may be subject to penalties under laws and regulations such as the Network Data Regulation.

The Several Provisions on the Administration of Automotive Data Security Management (for Trial Implementation) (the “Provisions on Automotive Data Security”) which became effective on October 1, 2021, elaborate the principles of and requirements for the automotive data operating activities within the PRC. Furthermore, the Provisions on Automotive Data Security also prescribe the implementation of classified protection of cybersecurity and the obligations of automotive data operators to inform, anonymize and obtain individuals’ consents. As technical standards may change from time to time, we cannot assure you that the anonymization measures we have implemented will fully comply with all applicable regulatory requirements. Any non-compliance with these requirements may subject us to fines and other legal or administrative sanctions.

As of the date of this annual report, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal information protection, and we have not received any cybersecurity-related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this annual report. We have been and will continue taking reasonable measures to comply with such laws and regulations; however, since these laws and regulations in the PRC are relatively new, uncertainties still exist in relation to their interpretation and implementation. We cannot assure you that relevant regulatory authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, any change in these laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our solutions and services, limit their use or adoption or require certain changes to be made to our operations. If we fail to comply with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and other government penalties, which may materially and adversely affect our business, financial condition, and results of operations.

Regulations that apply to us in the United States

In the United States, various federal regulators, including governmental agencies like the Federal Trade Commission, and states and state regulators, including in California, have adopted, or are considering adopting, laws and regulations concerning personal information and data security that we will need to navigate as we consider expanding the scope of our United States operations. This patchwork of legislation and regulation has given, and will likely continue to give, rise to conflicting or differing legal and regulatory obligations with respect to personal privacy rights. For example, certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. One such comprehensive privacy law in the United States is the California Consumer Privacy Act, which has since been amended by the California Privacy Rights Act (the “CPRA”) that came into effect on January 1, 2023 (collectively, the “CCPA”). Among other things, the CCPA requires companies that process personal information of California residents to make detailed disclosures to consumers about such companies’ data collection, use and sharing practices, and gives California residents rights to access, correct and delete their personal information and to opt out of certain personal information sharing with and/or sales to, third parties. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information which is expected to increase the likelihood of, and risks associated with, data breach litigation.

As referenced above, following California’s passage of the CCPA, other states have followed suit in passing similar laws. For example, in recent years, regulators have introduced new state laws in Colorado, Virginia, Utah, Connecticut, Florida and Texas, which generally give the applicable state’s residents rights over the collection, use and disclosure of their personal information. These laws may lead other states or even the United States Congress to pass comparable legislation to which we may become subject. The effects of the CPRA, the CCPA and other similar statutes or federal laws, are significant, and once we expand our United States operations, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses that are likely to increase over time. Additionally, many laws and regulations relating to privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data are subject to varying degrees of enforcement and new and changing interpretations by courts and may require us to divert resources from other initiatives and projects to address these evolving compliance and operational requirements. These and other laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations, or changes to the interpretation or enforcement of such laws or regulations, any of which may require enhanced protection of certain types of data or new obligations with regard to data retention, transfer, or disclosure, could greatly increase the cost of providing our services and require significant changes to our operations, which may have a material and adverse impact on our business, financial condition and results of operations.

Additionally, some members of the U.S. federal government, including certain members of Congress and the NHTSA, have recently focused on automotive cybersecurity issues and may in the future propose or implement regulations specific to automotive cybersecurity. Such regulations are also in effect, or expected to come into effect, in certain other international jurisdictions. These and other regulations could adversely affect the timing of our entry into other markets, and if such regulations and other future regulations are inconsistent with our approach to automotive cybersecurity, we would be required to modify our systems to comply with such regulations, which would impose additional costs and delays and could expose us to potential liability to the extent our automotive cybersecurity systems and practices are inconsistent with such regulations.

Regulations that apply to us in Europe

The General Data Protection Regulation (“GDPR”) applies to all of our activities conducted from an establishment in the European Economic Area (“EEA”) or related to products and services that we offer to EEA users or customers, or the monitoring of their behavior in the EEA. The GDPR creates a range of restrictions and compliance obligations, including those concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs. Although we are working closely with the Luxembourg Data Protection Authority (the CNPD) as part of a “sandbox project” designed to work through the challenges of implementing an autonomous vehicle system in a manner that is compliant with the GDPR, governmental authorities or others may assert that our business practices fail to comply with all its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues. Fines of up to 2% of annual worldwide revenues can be levied for other specified violations. Additionally, EEA member states may impose additional domestic obligations.

Furthermore, in Europe, the Artificial Intelligence Act (“EU AI Act”), which entered into force on August 1, 2024, is designed to ensure the safe and ethical deployment of AI. The EU AI Act categorizes artificial intelligence (“AI”) systems based on their level of risk, prohibiting certain uses of AI (which provisions applied as of February 2, 2025), and introduces strict requirements for high-risk AI applications (which provisions apply from August 2, 2027). It is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy and introduces significant fines for noncompliance.

General

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards, which may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning cybersecurity, information security, privacy and data protection, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter passengers from consenting to certain uses of their personal information.

We depend on the experience and expertise of our senior management team, technical engineers, and certain other key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers and other key employees in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. We have experienced. and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our autonomous driving solutions in a timely manner and our business and future growth prospects could be adversely affected.

Misconduct or other improper activities, including non-compliance with regulatory standards and requirements, by our employees, consultants, independent contractors, suppliers and partners could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.

Many of our employees play critical roles in the development of our technology and in ensuring the safety and reliability of our solutions and/or compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and have entered into agreements and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always comply with these codes, agreements, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to misappropriation or leakage of sensitive customer information, proprietary information or technology know-how, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected.

In addition, while it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property or proprietary information to execute agreements assigning such intellectual property or proprietary information to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property or proprietary information that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property or proprietary information. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If there is any potential uncertainty with respect to the enforceability of the invention assignment, an employee may sell or license their invention to third parties, which could limit our ability to operate our business and could adversely affect our competitive business position. We cannot provide any assurances that such individuals will not breach the agreements and disclose proprietary information, including our trade secrets, and we cannot guarantee that adequate remedies will be available to rectify any subsequent damages or losses of confidential and proprietary information. Enforcing a claim that a party unlawfully disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. Some courts in the United States and abroad are less willing or unwilling to protect trade secrets. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other compensation.

Growth of our business will partially depend on the recognition of our brand. Our brand and reputation could be harmed by negative publicity or safety and others concerns regarding our solutions. Failure to maintain, protect and enhance our brand could limit our ability to expand or retain our customer base, which could materially and adversely affect our business, financial condition and results of operations.

We must maintain and enhance our brand identity and increase market awareness of our autonomous driving technology and solutions. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our technology and solutions, attract and retain customers and our ability to maintain our current market leadership and successfully differentiate our technology and solutions from competitors. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenue. To the extent they do, the resulting revenue still may not be enough to offset the increased expenses we incur. Our brand value also depends on our ability to provide secure and trustworthy solutions as well as our ability to protect and use our customers’, partners’ and users’ data in a manner that meets their expectations. Damage to our reputation and loss of brand equity may reduce demand for our solutions and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce the trading price of the ADSs.

We may, from time to time, receive negative publicity, including negative internet and blog postings, ratings or comments on social media platforms or through traditional media about our company, our business, our directors and management, our brands, our technology and solutions, our suppliers or other business partners. Certain of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such third-party conduct and may be required to spend significant time and incur substantial costs to defend ourselves against such third-party conduct, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all.

We may receive complaints from our customers and passengers regarding our solutions, pricing and customer support. If we do not handle these complaints effectively, our brand and reputation may suffer, our customers and passengers may lose confidence in us and they may reduce or cease their use of our solutions. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers and passengers seek and share information. If actions we take or changes we make to our solutions upset these customers and passengers, their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our technology and solutions could materially and adversely impact our ability to attract and retain customers and passengers, our business, results of operations and financial condition.

We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions, which could harm our business.

We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in a number of jurisdictions, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions create risks relating to conforming our solutions to regulatory and safety requirements; adapting to different driving behavior, traffic conditions, road designs and infrastructure in a range of countries; organizing local operating entities; establishing, staffing and managing foreign business locations; managing and staffing international operations and the increased operations, travel, and infrastructure costs; attracting local customers; effective pricing; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; protectionist or national security policies; complexities of complying with current and future export controls and economic sanctions; trade restrictions, customs regulations and tariffs and price or exchange controls. Such conditions may increase our costs, impact our ability to attract and retain customers and require significant management attention, and may harm our business if we are unable to manage them effectively.

If our business development plans are not effective, our business development may be negatively affected.

We have invested and anticipate to continue investing in sales and marketing activities to promote our brand and to deepen our relationships with partners, customers and passengers. Our sales and marketing activities may not be well received by our existing customers and passengers, and may not attract new ones as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customers’ and passengers’ preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share. We also rely on a number of business partners and our own business development team to attract new customers and passengers. Any disruption of our relationship with these intermediaries could harm our abilities to promote business. Therefore, there is no assurance that we will be able to recover the costs of these sales and marketing activities or that these activities will be effective in attracting new customers and users and retaining existing ones.

Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans, subsidies, tax treatment and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

We enjoyed preferential tax treatment under relevant preferential tax policies historically. In particular, some of our PRC entities in Beijing, Guangzhou, Shenzhen and Jiangsu province had been recognized as the “High and New Tech Enterprise.” According to the tax incentives of the EIT Law for “High and New Tech Enterprise,” these companies are subject to a reduced EIT rate of 15% for three years commencing from the year these companies are recognized as “High and New Tech Enterprise.” Such preferential tax treatments are subject to change and termination. Government agencies may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences as we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatment could adversely affect our financial condition and results of operations.

We also received government grants, which may not be recurring. For the years ended December 31, 2022, 2023 and 2024, US$7.6 million, US$7.1 million and US$6.5 million were received and recognized as other income, net in the consolidated statements of operations and comprehensive loss, respectively. These government grants historically received were awarded by local governments in China in Renminbi, primarily in recognition of our contributions to technological advancement and local economic development. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature. Consequently, there is no guarantee that we will continue receiving or benefiting from them in the future and it is also challenging for us to predict the amounts of future grants. In some cases, we are required to satisfy certain conditions or contractual obligations before receiving government grants. However, there can be no assurance that we will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants, or require us to repay part or all of the government grants we previously received. Any reduction, cancellation, or repayment resulting from our failure to perform such obligations could adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have adopted a share option scheme in November 2016 (the “2016 Share Plan,” as amended in 2019 and 2020). We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations and comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2016 Share Plan (as amended) is 58,427,257. As of April 10, 2025, a total of 8,756,871 share options and 25,801,422 restricted share units had been granted and are outstanding under such plan. Upon the completion of our initial public offering in November 2024, we immediately recognized share-based compensation expenses of US$120.7 million with respect to the options and restricted share units vested cumulatively. For the years ended December 31, 2022, 2023 and 2024, we recorded US$18.6 million, US$3.8 million and US$127.0 million in share-based compensation expenses, respectively. Total unrecognized shared-based payments relating to these unvested options and restricted share units are nil and US$61.2 million, respectively, as of December 31, 2024. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—6.B Compensation—Equity Incentive Plan.”

We will incur additional share-based compensation expenses in the future, as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We face certain risks relating to our leased properties.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of December 31, 2024, 12 of our lease agreements for our leased properties in China had not been registered with the relevant PRC regulatory authorities.

Failure to complete the registration and filing of lease agreements will not affect the validity of the lease agreements. However, in case the parties of the lease agreements fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC regulatory authorities, they may be exposed to potential fines ranging from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. Besides, the decoration projects of some of our leased properties used as vehicle modification facilities and business offices may require regulatory approvals for construction and fire protection filings under the PRC law but we failed to obtain such approvals and filings, which may subject us to legal sanctions, such as imposition of fines, suspension of construction, and rectification within a time limit. As of the date of this annual report, no material penalty has been imposed on us for the failure to register the relevant lease agreements as well as obtain the regulatory approval for decoration projects.

If we receive notice from the relevant PRC government authorities requiring us to complete the registration with prescribed time frame and we fail to do so, the maximum aggregate amount of potential administrative penalties we would be subject to is RMB120,000. As of the date of this annual report, we have not been subject to any administrative penalties imposed by the relevant competent authorities in respect of lease registrations, nor have we received any rectification notice from the relevant PRC government authorities regarding the lease registrations.

In addition, any defects in lessors’ title to our leased properties may negatively impact our use. As of December 31, 2024, for three leased properties mainly used for the research, testing and maintenance of autonomous vehicles with an aggregate floor area of approximately 19,945.22 square meters, the lessors had not provided us with documentation evidencing their title to the relevant leased properties. Additionally, as of December 31, 2024, one leased property mainly used for office and research and development with an aggregate floor area of approximately 2,944.70 square meters were mortgaged by the owners before we entered into the lease agreements, and our leases with respect to these properties may not prevail against the pre-registered mortgage right.

As of the date of this annual report, we are not aware of any challenges initiated by third parties against our use of these properties. However, we cannot assure you that title to these leased properties will not be challenged in the future. If third parties who purport to be the property owners or beneficiaries of the mortgaged properties, or if the regulatory authorities challenge our right to use the leased properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn adversely affect our business and results of operations.

We, our directors, management, employees and shareholders and their affiliates may be subject to pending or future litigation, impending decisions, administrative proceedings, fines and negative publicity, which could have a material and adverse impact on our business, reputation, financial condition and results of operations.

From time to time, we have been, and may in the future be, subject to lawsuits brought on by our competitors, individuals, or other entities against us, in matters relating to intellectual property rights, contractual disputes, employment-related controversies, and other legal and administrative proceedings or fines relating to our business operations inside and outside China. At times, the outcomes of the actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our ability to expand the customer and user base. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s attention from operating our business. We may also need to pay damages or settle lawsuits with a substantial amount of cash. If any of these happens, our business, financial condition, results of operations or liquidity could be materially and adversely affected. In addition, our directors, management, shareholders and employees and their affiliates may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.

Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.

Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permit to conduct test driving and further, commercial operation, of our autonomous vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic condition. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure you that we will be able to execute on our business strategy or that our technology and service offerings will be successful in such markets.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADS may be materially and adversely affected.

While we believe that we currently have adequate internal control procedures in place, historically, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this annual report, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to short of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. We took a series of actions to remedy our identified material weakness. As of December 31, 2023, based on our management’s assessment on the performance of such remediation measures, we determined that the previously identified material weakness had been remediated.

As we are a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We may not have sufficient insurance coverage for our operations.

As the autonomous driving industry is at its nascent stage and continues to evolve rapidly, changing laws, regulations and standards in the industry are making liability difficult to define, thus creating uncertainty for us, increasing legal and financial compliance costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could expose us to increasing liabilities, for which we may not have sufficient insurance coverage.

Our solutions are used for autonomous driving, which presents the risk of significant injury, including fatalities. We may be subject to claims if a vehicle using one of our solutions, products or services is involved in an accident and persons are injured or purport to be injured or if the property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. If we experience such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to us at all. Further, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of autonomous driving technology or increase liability associated with its use. Any of these events could adversely affect our brand, relationships with users, operating results, or financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents which could significantly disrupt our operations.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, health epidemics and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events, and our property and business interruption insurance coverage may not be adequate to fully compensate us for any losses that may occur. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

General business and economic conditions, and risks related to the larger automotive ecosystem, including consumer demand, could adversely affect the market for vehicles, which could reduce our revenue.

The market for automotive industry in China is affected by general business and economic conditions, the global semi-conductor chip shortage, and inflationary pressures. Volatility caused by, among other events, the global semi-conductor chip shortage, and inflationary pressures has resulted in, or may result in, reduced demand for autonomous driving technology. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. In addition, global inflation has increased during 2022, related to the disruptions in global demand, supply, geopolitical events, logistics and labor markets.

The demand for and adoption of our technology and service offerings are typically discretionary for our customers, and may continue to be, affected by negative trends in the economy and other factors, including the degree of utilization achieved by our autonomous driving technology, the timing and breadth of our technology’s operational areas, consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Fears of recession, stock market volatility, inflationary pressures, inflation and regulations may decrease consumer demand, which could adversely affect the market for vehicles and in turn reduce our revenue. Furthermore, the conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets, which could affect automotive ecosystem. In addition, automotive production and sales can be affected by our automotive OEMs’ ability to continue operating in response to challenging economic conditions, labor relations issues, regulatory requirements, trade agreements and other factors; in particular, trade tensions between China and the EU and China and the United States. appear to have increased risk of higher tariffs and other restrictions related to those markets. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its levies on U.S. imports to 125%. Historically, tariffs have led to increased trade and political tensions, between the United States and China, as well as between the United States and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities in the United States. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Shares. The volume of automotive production in China and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our technology and service offerings. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

We may not effectively identify, pursue and consummate strategic alliances, collaborations, investments or acquisitions. Even if it does, these could divert management’s attention, result in our incurring of significant costs or operating difficulties and dilution to our shareholders, disrupt our operations and materially and adversely affect our business, results of operations or financial condition.

We may from time to time engage in evaluations of, and discussions with, possible domestic and international acquisitions, investments or alliance candidates. We cannot guarantee that we may be able to identify suitable strategic alliances, investment or acquisition opportunities. Even when we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, obtain financing for the proposed transaction, or integrate the relevant businesses into our existing business and operations. In addition, after the completion of an acquisition or formation of a joint venture, the subsequent business integration and development require significant time and attention from our management to achieve synergies effect and could result in a diversion of resources from our existing business. We cannot assure you that we are able to complete the integration or achieve synergies effects successfully on a timely basis and realize the anticipated synergies from such acquisition or strategic alliance. Furthermore, as we have limited control over the companies in which we only have a minority stake, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Non-compliance with regulatory requirements by our investees may cause substantial harm to our reputation and the value of our investment. In addition, there may be particular complexities, regulatory or otherwise, associated with our expansion into new markets. Our strategies may not be successfully implemented beyond the current markets. If we are unable to address these challenges effectively, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. The autonomous driving technology we are developing has significant safety benefits. Our autonomous driving technology is designed to reduce the risk of human error on the road, which is a major cause of accidents and fatalities worldwide. We design our autonomous vehicles to be capable of operating more efficiently than human-driven cars by optimizing routes, maintaining a consistent speed and avoiding sudden acceleration or braking, which helps to reduce fuel consumption and carbon emission. Despite our continuous efforts to adapt to and comply with standards related to ESG, we may not be able to always meet the evolving standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and results of operations.

Risks Related to Doing Business in China

The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.

Most of our operating entities are incorporated under and governed by the laws of the PRC. In 1979, the PRC regulatory authority began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. In particular, the PRC legal system is a civil law system based on written statutes and therefore, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Our PRC subsidiaries and their subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules and enforcement of these laws, regulations and rules may change from time to time, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory ambiguity may be exploited by third parties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, any administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention.

The PRC regulatory authorities have significant oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm the Group’s business, financial condition, results of operations and prospects, as well as the value of the ADSs and/or Class A ordinary shares.

We could be negatively impacted by possible changes to the U.S. government’s new China-focused Outbound Investment Program; these developments may adversely affect our business, financial condition, results of operations, and the value of the ADS.

On August 9, 2023, the Biden administration published an executive order and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, Treasury issued a proposed rule on outbound U.S. investments involving China that is generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a final rule to implement the executive order of August 9, 2023 (the “Final Rules”). The Final Rule took effect on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently China, including the SAR regions of Hong Kong and Macau. The OIP imposes investment prohibitions and notification requirements on U.S. persons (which are broadly defined under the Final Rule, including, among others, U.S.-incorporated entities, U.S. citizens and permanent residents wherever located, branches of U.S. entities outside the United States, and any person in the United States) in a range of investments in companies engaged in, or having significant financial ties to companies engaged in, certain activities relating to three technology sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Under the OIP, “Covered Foreign Persons” include, but are not limited to, (i) companies that are engaged in one of these three technology sectors and that are headquartered, incorporated in, or have their principal place of business in a “country of concern,” (ii) companies that are engaged in one of these three technology sectors and that are directly or indirectly owned by the government of a “country of concern” or by certain individuals or entities associated with a “country of concern,”and (iii) companies with significant financial ties to companies described in (i) or (ii). Investments by U.S. persons subject to the OIP, which are defined as “covered transactions,” include certain transactions involving “Covered Foreign Persons,” including certain acquisitions of equity interests and contingent equity interests, debt financing, joint ventures, and investments as a limited partner in a non-U.S. person pooled investment fund. The OIP requires parent U.S. person-entities of non-U.S. entities to “take all reasonable steps to prohibit and prevent any transaction by” their non-U.S. entities that would be a prohibited transaction if engaged in by a U.S. person. The OIP’s notification requirements also apply to U.S. person-entities that are the parents of non-U.S. entities that enter into transactions that would be notifiable transactions if entered into by a U.S. person. The OIP prohibits U.S. persons from knowingly directing a non-U.S. person from entering into a transaction that would be prohibited if entered into by a U.S. person. The OIP includes some exceptions, which, if applicable, exclude a transaction that would otherwise be either a prohibited transaction or a notifiable transaction if engaged in by a U.S. person is not considered a prohibited transaction or a notifiable transaction from these provisions of the Final Rule. These exceptions include one applicable to certain U.S. person investments in publicly traded securities that are traded on a national stock exchange (such as our currently outstanding ADSs that are traded on the Nasdaq) (the “Publicly Traded Securities Exception”). The OIP is aimed, in part, at exerting greater U.S. government oversight over certain U.S. direct and indirect investments involving China in the identified technology sectors, and it may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers, including us.

No publicly available precedent exists for application of the OIP regulations by Treasury or any court or other regulatory, judicial or other legal authority to specific any transactions. In addition, the OIP may be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to prohibited transactions or the scope and availability of exceptions to the OIP’s prohibitions or notification requirements. Specifically, on January 20, 2025, President Trump issued a national security presidential memorandum, entitled “America First Trade Policy”, which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the OIP to determine if it includes “sufficient controls to address national security threats”and to determine whether the executive order implementing the OIP “should be modified or rescinded and replaced.” In addition, on February 21, 2025 President Trump issued a national security presidential memorandum entitled “America First Investment Policy” which, among other things, states that the Trump Administration will consider possible application of the OIP to a wider range of technology sectors, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. Possible changes to the OIP could limit or, in the worst-case scenario, eliminate our ability to raise capital or contingent equity capital (such as convertible bonds) from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. In addition, changes to the Publicly Traded Securities Exception or other aspects of the OIP could prohibit the purchase or trading of the ADSs by U.S. persons, impose new notification or other regulatory requirements, or make our ADSs less attractive to such investors. In such cases, the value of the ADSs may significantly decline, or in extreme cases, become worthless, and our liquidity may be materially and adversely affected.

Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

We have operations in both China and the United States. Although most of our customers and suppliers are located in China, our current and future customers in China may sell or plan to sell their products outside of China. Therefore, government regulations and policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our solutions, impact the competitive position of our solutions, prevent us from offering solutions in certain countries, limit our customers’ ability to sell their products abroad, or disrupt our research and development activities. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. In October 2022, the U.S. Department of Commerce published an interim final rule that introduced novel restrictions related to semiconductors, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These rules were made more restrictive in October 2023 and additional rules were proposed in January 2025. These sanctions and export controls could adversely affect us and/or our supply chain, business partners, or customers.

Since 2018, the U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices and these measures have recently increased. The initial new tariffs implemented in 2018, included both product-specific tariffs, as well as broader measures affecting all imports from China. China responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. On May 14, 2024, the U.S. government announced higher tariffs on steel and aluminum, semiconductors, electric vehicles, batteries, critical minerals, solar cells, ship-to-shore cranes and medical products. These higher tariffs were based on claims that China has engaged in unfair trade practices. The highest of these tariffs are applicable to electric vehicles, which have been subject to a tariff rate of 100% since August 1, 2024, an increase from the earlier rate of 25%. From August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These new tariffs, which apply across the European Union, range from 17.0% to 36.3%, depending on the OEM that produced the vehicle. Shortly after these higher EU tariffs on Chinese EVs were confirmed by a majority of EU states, China imposed provisional tariffs on brandy imports from China, with rates of 30.6% or 39%, effective October 11, 2024. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its levies on U.S. imports to 125%. These and similar developments may mark a period of increased trade tensions and higher tariff rates. As these tariffs are recently promulgated, we are still in the process of assessing the impact of such tariffs on our business; we note, however, they have affected and could further impact our customers that export goods to these markets and could potentially impact our supplier chain. Furthermore, international trade disputes could more broadly affect economic conditions globally, which could harm our business prospects. In addition to tariffs, the U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list (the “Entity List”), and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the Entity List. In recent years the U.S. has placed certain entities, including a number of entities in China, on the Entity List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government. Certain of our suppliers were recently added to the Entity List. These export control measures could directly or indirectly impact companies in our supply chain, and any failure by us to obtain the requisite licenses and authorizations or otherwise comply with export control restrictions could result in civil or criminal penalties, as well as reputational damage.

Against this backdrop, China has, in addition to the retaliatory tariffs noted above, also implemented, and may further implement countermeasures. For example, on June 10, 2021, the Standing Committee of National People’s Congress (the “SCNPC”) passed the Countering Foreign Sanctions Law, which became effective immediately. This law provides a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Countering Foreign Sanctions Law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the Countermeasure List. A foreign individual or organization on the Countermeasure List may be subject to one or several countermeasures, including but not limited to prohibitions or restrictions on commercial transactions, cooperation or such other activities with organizations and individuals within the territory of China. Any organization and individual within the territory of China is required to comply with the countermeasures, and failure to comply or cooperate may result in liability in accordance with law.

Among the future potential changes to the U.S. export control laws and regulations that could limit our ability to operate our business in connection with the United States, including investing in or forming strategic alliances with any U.S. business, is the ongoing review being conducted pursuant by an interagency committee chaired by the U.S. Department of Commerce pursuant to the Export Control Reform Act of 2018 (the “ECRA”) to identify so-called “emerging and foundational technologies” that might warrant additional export controls under Section 1758 of the ECRA.

On February 21, 2025, U.S. President Trump issued the America First Investment Policy Memorandum, which included plans to broaden the jurisdiction and significantly revise the operations of Committee on Foreign Investment in the United States (“CFIUS”) the organization that regulates foreign investments in the United States, with a focus on the with what it characterized as the “new and evolving threats” associated with foreign investment, with a particular focus on China. The memorandum directs the implementation of new rules that will prohibit Chinese-affiliated purchasers from purchasing “critical American business and assets” and permit only investments that “serve American interests,” and announces that “mitigation agreements,” which are used to narrowly address national security concerns in some investments, will no longer but used. The memorandum also directs a further review of the U.S.’s OIP. If implemented, the measures discussed in the memorandum could substantially restrict both outbound U.S. investment in China, as well as Chinese investment in the United States. These measures follow previously announced steps to use the CFIUS process to restrict investment, including the November 19, 2018 publication by the U.S. Department of Commerce of an Advanced Notice of Proposed Rulemaking seeking public comment on the definition of, and criteria for, identifying “emerging technologies” that might warrant additional export controls. The impact of being controlled as “emerging and foundational technologies” includes mandatory review by CFIUS in connection with future foreign investments in our shares. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Any restrictions implemented by CFIUS, or the threat of any such action, may adversely impact investors’ ability to invest in our shares, and the overall market for the ADSs.

On January 14, 2025, the U.S. Department of Commerce published a final rule to addressing perceived U.S. national security risks associated with connected vehicle technologies, which establishes comprehensive prohibitions targeting specific hardware and software integral to vehicle connectivity systems, or VCS, and automated driving systems. These prohibitions are designed to mitigate the perceived national security risks associated with entities owned by, controlled by, or subject to the jurisdiction or direction of China or Russia. Our U.S.-based testing (which involves 14 autonomous driving vehicles currently operated in compliance with applicable U.S. regulations) is likely to be restricted by the final rule. Currently, we conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China. The VCS hardware we use in U.S.-based testing is partly sourced from Chinese suppliers, which we believe are easily replaceable from sources outside China or Russia. We expect to either modify or, alternatively, discontinue or otherwise dispose of our U.S.-based R&D if our supply chain is materially disrupted or in the event of any further regulatory restrictions imposed under these rules or other laws and regulations. With respect to imports and sales, our limited U.S. revenue, representing less than 1% of total revenues in 2024, were primarily derived from the licensing and applications business, which did not involve sales of any connected and autonomous vehicles that were equipped with Chinese software or hardware subject to the final rule. If any other new and more stringent regulations were enacted, we may be subject to limitations, restrictions and/or prohibitions on the application or development of autonomous driving technology, including the possibility that we could be required to terminate some or all of our U.S. operations.

Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. For example, while we are not currently affected by the Entity List or other U.S. export control laws or regulations in any material respect, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our suppliers or customers. As a result, our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading and listing of Chinese securities. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our and our customers’ business, prospects, financial condition, and results of operations, and could cause investors to be unwilling to hold or buy the ADSs and consequently cause the trading price of the ADSs to decline.

We are subject to U.S. export controls that could restrict our ability to transfer certain of our products and technologies, both within our company or to external parties, including potential customers; increasingly restrictive U.S. export controls directed toward China, in particular its artificial intelligence industry, could also limit our ability to obtain advanced semiconductors and other technology that could be needed to develop our products.

Certain of our products and technologies are subject to U.S. Export Administration Regulations, or the EAR, which are administered by U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”). Currently, those products and technologies that are subject to the EAR are designated as “EAR99,” which is generally the lowest level of EAR controls and prohibits us from exporting, reexporting or transferring these products and technologies to certain persons, including those on the BIS’s “Entity List” or “Unverified List” or to certain territories or persons subject to sanctions without a license, or for any prohibited end-use, or subject only to anti-terrorism controls, which currently apply to Syria, North Korea and Cuba. While we believe that currently applicable designations and controls of our products and technologies under the EAR do not impose material limitations on our operations, BIS could apply more restrictive designations or controls to our current or future product and technologies or prohibit additional parties from receiving products or technologies that are subject to the EAR. These or similar developments could materially restrict or prohibit our ability to export, reexport or transfer our products and technologies subject to the EAR, including to potential customers in the future, which could materially and adversely affect our business plans and prospects. In light of recent changes in the U.S. government’s approach to export controls to China, we cannot assure that these changes will not occur. Furthermore, U.S. export control regulations are complex, and if we were to fail to comply with U.S. export control laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration of our employees and managers for willful violations and the possible loss of our U.S. export or import privileges. Any failure to comply with such laws and regulations could have negative consequences for us, including government investigations and penalties.

On October 7, 2022, the BIS issued new regulations that substantially tightened U.S. export controls in respect of China, including those applicable to advanced microcomputer chips and the technology and equipment needed to produce them and these regulations were made more restrictive in October 2023. Furthermore, in speeches and statements from the U.S. administration, they announced a policy of keeping the U.S. substantially ahead of China in certain “foundational technologies,” including artificial intelligence. These or future export controls or other policies by the United States or other countries may limit our ability to obtain the technology and products, including products containing advanced semiconductors, necessary to develop new products; any of these developments could materially and adversely affect our results of operations and business prospects.

Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

A critical part of our business operations is located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many aspects, including the degree of level of development, growth rate, foreign exchange regulation and allocation of resources. In addition, the Chinese regulators continue to play a significant role in regulating industry development by imposing industrial policies. The Chinese regulators also have influence over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse changes in economic conditions in China, in the policies promulgated by the Chinese regulators or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese regulators have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with our future overseas securities offerings, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future overseas securities offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the amended Cybersecurity Review Measures, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (ii) the Provisions on Promoting and Regulating Cross-border Data Flows, which came into effect on March 22, 2024, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. There is no assurance that we will not be required under the Cybersecurity Review Measures to apply for a cybersecurity review in connection with our future issuance of securities overseas. If and when we are required to go through a cybersecurity review, we may not be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations. In addition, we believe that we are not required under the Provisions on Promoting and Regulating Cross-border Data Flows to apply for security assessment of cross-border data transfer.

On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Therefore, we shall comply with the relevant requirements under the Overseas Listing Filing Rules in connection with our future listing and financing plan.

The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.

In addition, our future securities offerings may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, which both have just been released recently, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Where any entity or individual fails to fulfill the confidentiality obligations under the relevant PRC laws during the overseas issuance and listing of PRC-based companies, such entity or individual may be subject to legal sanctions, such as warnings, fines, and criminal liabilities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings.”

Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we or our shareholders obtain their approvals or accomplish the required filing or other regulatory procedures for our future securities offerings or any subsequent change in shareholding structure, we and our shareholders may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of our future securities offerings may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a material portion of our operations in China, and a material portion of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts of most other jurisdictions. As a result, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions outside China may be difficult or even impossible.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Pony AI Inc. is a Cayman Islands holding company and, other than external financing, it relies principally on dividends and other distributions on equity from its PRC subsidiaries for cash requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and for services of any debt it may incur on a timely basis. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of Pony AI Inc. or its subsidiaries by the PRC regulatory authority to transfer cash.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange (the “SAFE”) have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises (the “PBOC Circular 306”) on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC regulatory authority may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (the “IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 9%, 2% and 1% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our financing activities into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering and the concurrent private placements to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any transfer of funds by us to our PRC entities, either as a loan or as an increase in registered capital, are subject to PRC regulations. Capital contributions to our PRC subsidiaries must be (i) registered with the local State Administration for Market Regulation with the information report submitted to the Ministry of Commerce of the PRC (the “MOFCOM”) through the enterprise registration system, and (ii) registered with the local banks authorized by SAFE. Any foreign loan procured by our PRC entities is required to be registered or filed with SAFE or its local branches and any medium or long-term loan to be provided by us to our PRC entities must be registered with the National Development and Reform Commission. We have in the past failed to, and may in the future not be able to, obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to past or future capital contributions or foreign loans by us to our PRC entities. If we fail to receive such approvals or complete such registration or filing, we may subject to legal sanctions, such as regulatory talk, public warning, rectification order, and our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, provided that the PRC subsidiaries complete the relevant procedures. With respect to loans to the PRC entities by us, (i) if the relevant PRC entities adopt the traditional foreign exchange administration mechanism (the “Current Foreign Debt Mechanism”), the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC entities; and (ii) if the relevant PRC entities adopt the Notice No. 9 Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed 200% of the net asset of the relevant PRC entities.

According to the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing promulgated by the People’s Bank of China on January 12, 2017 (the “PBOC Notice No. 9”) after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries as foreign-invested enterprises. Currently, our foreign-invested entities have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our PRC entities may be significantly limited, which may adversely affect our business, financial condition and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”) effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) effective on June 9, 2016, allows foreign-invested enterprises (the “FIEs”) to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and the concurrent private placements, to our PRC entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. Even though the Notice on Further Promoting Cross-border Trade and Investment Facilitation, issued by the SAFE on October 23, 2019, allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, and the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, further allows to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts, since these are relatively new, uncertainties still exist in relation to its interpretation and implementation.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. The Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM and taking effect on January 18, 2021 further requires any foreign investment that has or possibly has an impact on national security be subject to security review. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the State Administration for Market Regulation (the “SAMR”), the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange Control and Dividend Distribution—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements or continuously comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

In addition, pursuant to the Measures for the Administration of Outbound Investment which was promulgated by the MOFCOM in September 2014 and became effective in October 2014, and the Administrative Measures of Outbound Investment of Enterprises which was promulgated by NDRC in December 2017 and became effective in March 2018, both of which replaced previous rules regarding outbound direct investment by PRC entities, any outbound investment of PRC enterprises is required to be approved by or filed with MOFCOM, NDRC or their local branches.

Furthermore, the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, our directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards by us, may follow the Circular on Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (the “Circular 7”). Pursuant to the Circular 7, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are and will be subject to these regulations. Failure to complete SAFE registration requirements may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

The State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.”

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC operating entities failed to promptly make social insurance and housing provident funds in full for some of their employees. In addition, certain of our PRC operating entities that do not currently have any employee were not able to open social insurance and housing fund accounts as required by laws due to the local practice of the regulatory authorities, which only permits enterprises to open accounts after hiring their employees. Certain of our PRC operating entities engaged third-party human resources agencies to pay social insurance and housing provident funds for some of their employees, which may not be viewed as contributions made by us. We might be subject to additional contribution, late payment fee and/or penalties imposed by the relevant authorities if the third-party human resource agencies failed to pay the social insurance or housing provident funds for the relevant employees in full amount and/or in a timely manner, or if the validity of such arrangements are challenged by relevant authorities. We might also be subject to potential labor disputes arising from such arrangements with the relevant employees.

As of the date of this annual report, we have not received any notice or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities in relation to the above-mentioned arrangements as to our social insurance and housing provident funds contribution. However, we cannot assure you that the relevant governmental authorities will not require us to pay the shortfall amount and impose late fees or fines, pecuniary penalties or other administrative actions on us. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, or our practice of engaging third-party agencies to make payments, our business, financial condition and results of operations may be adversely affected.

In addition, the Interim Provisions on Labor Dispatching, which was promulgated by the Ministry of Human Resources and Social Security in January 2014, provides that an employer may use dispatched workers only for temporary, auxiliary or substitute positions, and the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. Certain of our PRC operating entities using dispatched workers exceeded the 10% limit, which shall subject us to be required to reduce the number of dispatched workers within the time period specified by the labor authority. Failure to do so would subject us to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold. As a result, we may incur significant costs to find replacement for dispatched workers and experience disruptions in our operations. Furthermore, there can be no assurance that we will be able to find suitable employees to replace the dispatched workers. As of the date of this annual report, we have not received any notice or been subject to any administrative penalties or other disciplinary actions from the labor authority due to the violation of Interim Provisions on Labor Dispatching.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of the ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that neither our company nor any of our subsidiaries established outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company (or any of our subsidiaries outside of China) is a PRC resident enterprise for enterprise income tax purposes, we (or such subsidiaries) may be subject to PRC enterprise income tax on our worldwide income at the rate of 25%, which could materially reduce our net income. In such case we would also be subject to PRC enterprise income tax reporting obligations.

If we are classified as a PRC resident enterprise, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of the ADSs. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC resident individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC resident shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax will reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC resident holding companies.

On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”). STA Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets by way of the offshore transfer of a foreign intermediate holding company. In addition, STA Circular 7 contains safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Circular 7 also brings challenges to both the foreign transferor and the transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Withholding of Income Tax of Non-PRC Resident Enterprises at Source (the “STA Circular 37”), which came into effect on December 1, 2017. STA Circular 37 further clarifies the practice and procedure of the withholding of non-PRC resident enterprise income tax.

Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sales of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or tax liabilities if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under STA Circular 7 or STA Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filings required under STA Circular 7 or STA Circular 37. As a result, we may be required to expend valuable resources to comply with STA Circular 7 or STA Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the Holding Foreign Companies Accountable Act in December 2020. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”), if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”) including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA unless a new determination is made by the PCAOB.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. A delisting of the ADSs would materially and adversely affect the value of the securities and may impact your ability to sell your ADSs.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations common in the United States are generally challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, and the PCAOB has announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China in 2022 under the China-U.S. audit oversight cooperation (the “China-U.S. Audit Oversight Cooperation”), and such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of sophisticated practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China as well as the uncertainty of the enforcement of China-U.S. Audit Oversight Cooperation, may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Former VIE Structure

If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed.

Pony AI Inc. is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through certain contractual arrangements with the former VIEs. These contractual arrangements entered into with the former VIEs allowed Pony AI Inc. to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. These contractual arrangements included the exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, powers of attorney and spousal consents, as the case may be. As a result of these contractual arrangements, for accounting purposes, Pony AI Inc. exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under U.S. GAAP for the years ended December 31, 2022 and 2023. See “Item 4. Information of the Company — 4.A. History and Development of the Compay” for further details.

We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. Nevertheless, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC regulatory authority, which may retroactively affect the enforceability or legality of our former contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods when the VIE structure existed. If the PRC regulatory authority finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our former contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in this annual report. As a result, the ADSs may decline in value or become worthless.

All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our prior contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.

There remain uncertainties under PRC laws and regulations with respect to the enforceability of our prior contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE structure should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that any dispute arises with respect to our prior contractual arrangements in which we lose, our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2022 and 2023 included in this annual report. Consequently, the ADSs may decline in value or become worthless.

Our prior contractual arrangements in relation to the former VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the former VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the prior contractual arrangements between us and the former VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the former VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the former VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the former VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if the former VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Our Ordinary Shares and ADSs

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:

●	macro-economic factors in China;
●	political or trade tensions between the United States and China;
●	variations in our revenues, earnings and cash flows;
●	announcements of new investments, acquisitions or joint ventures by our competitors or us;
●	announcements of new offerings, solutions and expansions by our competitors or us;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services, our directors, management or employees, or our industry in general;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	our major shareholders’ business performance and reputation;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure. As a result of our dual-class share structure and the concentration of ownership, certain holders may have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Furthermore, certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to the selling of shares in the market.

Public companies that have a material portion of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of April 10, 2025, we had 274,203,783 Class A ordinary shares and 81,088,770 Class B ordinary shares outstanding. The ADSs representing our Class A ordinary shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day or 12-month lock-up period beginning from November 26, 2024 (if applicable to such holder), subject to certain exceptions. Any or all of these securities may be released prior to the expiration of the lock-up period from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. In addition, certain of our existing shareholders are and may in the future be entitled to certain registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADS in the public market, or the perception that such sales could occur, could cause the price of the ADSs to decline.

We have not determined a specific use for a portion of the net proceeds from our initial public offering and the concurrent private placements, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds from our initial public offering and the concurrent private placements, and our management will have considerable discretion in the application of the proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the ADS price. The proceeds from our initial public offering and the concurrent private placements may be placed in investments that do not produce income or that lose value.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow certain of our home country corporate governance practices that differ considerably from standards applicable to U.S. domestic issuers and Nasdaq corporate governance requirements. As a result, our investors may not be provided with the benefits of certain corporate governance requirements for U.S. domestic companies listed on Nasdaq. For more information on the specific home country corporate governance practices we follow, please see “Item 16G. Corporate Governance.”

We are a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Dr. Jun Peng, our Chief Executive Officer and director, owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of April 10, 2025, our directors and officers collectively owned an aggregate of 75.1% of the total voting power of our issued and outstanding ordinary shares. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

Our directors, offices, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by shareholders, including those who purchase ADSs in our initial public offering and the concurrent private placements. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to certain U.S. investors that own the ADSs or ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”

Certain direct or indirect “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constrictively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We believe that we are currently a CFC, and, depending on the future ownership of our stock by Ten Percent Shareholders, may continue to be a CFC in the future. In addition, we believe our non-U.S. subsidiaries are also CFCs, and such non-U.S. subsidiaries are expected to continue to be treated as CFCs in the future even if we cease to be a CFC due to certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively controlled by our U.S. subsidiary. While our status as a CFC will generally not have any U.S. federal income tax consequences for U.S. investors of the ADSs or Class A ordinary shares who are not Ten Percent Shareholders, prospective investors that may be or become Ten Percent Shareholders should consult their tax advisers with respect to the potential adverse tax consequences of investing in us.

There is a substantial uncertainty regarding our status as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2024, our current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership.

Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a CFC that is not publicly traded (other than a corporation that is treated as a CFC solely by virtue of certain “downward” attribution rules), the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and our subsidiaries are likely to be CFCs. Accordingly, for purposes of the PFIC rules Pony AI Inc.’s own assets will be measured based on their market value, but the assets of Pony AI Inc.’s subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether Pony AI Inc. is a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc., and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we were a PFIC for our taxable year ended December 31, 2024 and whether we will be a PFIC for our current taxable year or any future taxable year. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been volatile and declined significantly in recent months. Therefore, because we hold a substantial amount of cash, there is a significant risk that we will be a PFIC for the current or any future taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization remains volatile or deflated. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.

In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income for such taxable year.

Even if we are not a PFIC for any particular taxable year, we may be a PFIC for any other taxable year since our PFIC status is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time.

For the reasons discussed above, there is a substantial risk that we will be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor owns ADSs or Class A ordinary shares, the U.S. investor generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. U.S. investors should consult their tax advisers regarding the application of the PFIC rules to us and the risks of investing in a company that may be a PFIC. See “Item 10. Additional Information—10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

Shareholders of a public company may from time to time bring securities class action suits against the company following periods of instability in the market price of that company’s securities. Any threatened or actual class-action suits could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class-action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to vote for their Class A ordinary shares.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our ninth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our ninth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADS for the purpose of withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Holders of the ADSs may not receive dividends or other distributions on our Class A ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.

The depositary of the ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of the ADSs may experience dilution of their holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. Our ninth amended and restated articles of association provide that dividends may be declared and paid out of the profits of our company, realized or unrealized, or from any reserve set aside from profits which the directors determine is no longer needed. Dividends may also be declared and paid out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the Companies Act, no distribution or dividend may be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

We may need additional capital, and the sale of additional ADSs or other equity and equity-linked securities could result in additional dilution to our shareholders, and the incurrence of additional indebtedness could increase our debt service obligations.

We may require additional cash resources due to changed business conditions, strategic acquisitions or other future developments. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity and equity-linked securities could result in additional dilution to our shareholders. The sale of substantial amounts of the ADSs (including upon conversion of the notes) could dilute the interests of our shareholders and ADS holders and adversely impact the market price of the ADSs. The incurrence of indebtedness would increase debt service obligations and result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Holders of the ADSs may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As we choose to follow certain home country practices, our shareholders are afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For more information on the specific home country corporate governance practices we follow, please see “Item 16G. Corporate Governance.”

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Item. 12 Description of Securities Other Than Equity Securities—12.D. American Depositary Shares” for more information.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holders or beneficial owners may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our currently effective amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our currently effective amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 10 votes in respect of almost all matters subject to a shareholders’ vote.

Economic substance legislation of the Cayman Islands may impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

ITEM 4.INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Our Corporate History

Pony AI Inc. (the “Company”) was incorporated in November 2016 as an exempted company with limited liability in the Cayman Islands. In the same month, we incorporated Pony.AI, Inc., a Delaware corporation. We then commenced our U.S. operations in Silicon Valley, California through Pony.AI, Inc.

In December 2016, Hongkong Pony AI Limited (“Hongkong Pony AI”), a wholly-owned subsidiary of the Company, was incorporated under the laws of Hong Kong.

In April 2017, Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing (HX) Pony”), was incorporated in the PRC. Beijing (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.

In January 2018, Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou (HX) Pony”), was incorporated in the PRC. Guangzhou (HX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.

In June 2019, Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing (YX) Pony”) was incorporated in the PRC. Beijing (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.

In April 2021, Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen (YX) Pony”) was incorporated in the PRC. Shenzhen (YX) Pony is currently a wholly-owned subsidiary of Hongkong Pony AI.

In March 2022, Shanghai (ZX) Pony AI Technology Development Co., Ltd. (“Shanghai (ZX) Pony”) was incorporated in the PRC, which is a wholly-owned subsidiary of Hongkong Pony AI.

Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Beijing (ZX) Pony and its shareholders, through which we obtained control over Beijing (ZX) Pony and its subsidiaries. In addition, Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements, as amended and restated, with Guangzhou (ZX) Pony and its shareholders, through which we obtained control over Guangzhou (ZX) Pony and its subsidiaries. Pony AI Inc. operated its businesses this way primarily in order to preserve the flexibility to engage in businesses that are subject to foreign investment restrictions under applicable PRC laws and regulations.

As a result, we were regarded as the primary beneficiary of Beijing (ZX) Pony, Guangzhou (ZX) Pony and their subsidiaries. For financial reporting purposes, we consolidated the operation results and financial position of the former VIEs in accordance with U.S. GAAP. We refer to each of Beijing (HX) Pony and Guangzhou (HX) Pony as our wholly foreign owned entity (“former WFOE”), and to each of Beijing (ZX) Pony and Guangzhou (ZX) Pony and their subsidiaries as the consolidated variable interest entity (“former VIE” or “former VIE Entity”) in this annual report.

We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024.

4.B. Business Overview

Our Company

Pony is a global leader in achieving large-scale commercialization of autonomous mobility.

Starting from scratch and bringing our technology to people’s lives is by itself a testament to our commitment to autonomous mobility. Yet the progress we have made to date is what sets Pony apart from our peers:

●We were among the first in China to secure licenses for fully driverless robotaxi operations across all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen) and remain the only autonomous driving technology company to have obtained all regulatory permits available and required to provide public-facing robotaxi services in these cities, according to Frost & Sullivan. In addition, we are also the first company in China to receive regulatory approval for driverless robotruck platooning tests on crossprovincial highways.
●As of April 10, 2025, we operated a fleet of over 270 robotaxis, which has accumulated over 39.2 million kilometers of autonomous driving mileage cumulatively.
●We have formed a joint venture with Toyota and GTMC to advance the mass production and large- scale deployment of fully driverless robotaxis in China. In addition, we have partnered with other leading OEMs, such as SAIC, GAC and BAIC, to co-develop and mass produce robotaxi vehicles.
●Leveraging our strong partnerships with leading TNCs such as Alipay, Amap and OnTime Mobility, we were among the first to offer fully driverless fare-charging, public-facing robotaxi services delivering substantial safety benefits and a compelling passenger experience, according to Frost & Sullivan. Our average daily orders received per robotaxi reached approximately 15 for the year ended December 31, 2024, setting a key milestone towards large-scale commercialization of Level 4 robotaxis.
●As of April 10, 2025, we operated a fleet of over 190 robotrucks, both independently and in collaboration with Sinotrans, China’s largest freight logistics company according to CIFA, which has amassed approximately 5.7 million kilometers of autonomous driving mileage. Over the course of its commercial operations, our robotruck fleet offers hub-to-hub long-haul freight transportation across China, accumulating over 926 million freight ton-kilometers. In addition, we have collaborated with SANY, China’s leading truck manufacturer, to co-develop Level 4 robotrucks.

According to Frost & Sullivan, our autonomous driving technology is integrated with the largest number of vehicle platforms in China, underscoring our leadership in the industry. Building upon our initial market success in China, Pony is steadfastly committed to providing this safe, sustainable, and accessible autonomous mobility on a global scale. To date, our presence has extended beyond China to encompass Europe, East Asia, the Middle East and other regions, paving the way for widespread accessibility to our advanced technology.

With these milestones, Pony is on track to achieve large-scale commercialization of our Virtual Driver technology. Specifically, we aim to develop a commercially viable and sustainable business model that enables the mass production and deployment of vehicles equipped with our Virtual Driver technology across transportation use cases, providing autonomous mobility to people and businesses around the world.

Our Vehicle-Agnostic Virtual Driver

We have built the proprietary vehicle-agnostic Virtual Driver, our full-stack autonomous driving technology that seamlessly integrates our proprietary software, hardware and services, to deliver safe and reliable autonomous mobility in diverse use cases. Our Virtual Driver can be deployed across multiple vehicle platforms and applications to bring a compelling, customized autonomous driving experience to a wide user base in all road conditions.

●	Proprietary AV Software Stack

We pioneered in introducing the world model methodology, PonyWorld, to train our Virtual Driver, enabling our autonomous driving system to “learn by practicing” in AI-generated scenarios. We have advanced our autonomous driving solutions by leveraging end-to-end (E2E) technology, while still integrating the key strengths of individual modules such as perception, prediction, planning and control, and simulation. This approach enhances the efficiency and reliability of our intelligent systems, delivering seamless integration and superior performance in real-world scenarios.

●	PonyWorld – the Path to Fully Driverless Level 4 Solutions

Driven by the vision to create the next-generation autonomous driving solutions that could outperform human drivers, we positioned ourselves at the forefront of the industry as a pioneer in implementing a world model methodology. Currently, most autonomous driving solutions rely on “learning by watching” human-driving data, which inherently limits their performance to that of a human. World model is a “coaching” methodology for training autonomous driving systems by enabling the autonomous driving systems to “learn by practicing” in AI-generated scenarios. World model is not merely an algorithm or a standalone system; instead, it “teaches” autonomous driving systems how to handle diverse and intricate driving conditions. PonyWorld consists of three key components: the ability to generate realistic scenarios and sensor data, a high-fidelity simulation system, and a comprehensive set of evaluation metrics. Together, these elements allow PonyWorld to effectively “coach” our autonomous driving system to handle real-world challenges.

PonyWorld consists of a high-fidelity simulation system which leverages the latest technology to create a high-fidelity environment that precisely replicates real-world conditions in both visual detail and dynamic response. Unlike conventional autonomous driving systems that depend on human-driving data, our simulation system creates a high-fidelity simulation environment that automatically generates driving scenarios and corner cases for the autonomous driving system to comprehend, adapt and make driving decisions. It empowers us to push the boundaries of system capabilities with exceptional accuracy, simulating critical scenarios such as a child suddenly appearing, an uncovered manhole, or falling debris from vehicles ahead. The engine provides a highly efficient and flexible virtual development and testing environment, significantly enhancing safety metrics while reducing both testing time and associated costs. By using PonyWorld to answer various what-if questions, the model is given the ability to repeatedly test and make mistakes in order to find the optimal strategy in reality, thereby ensuring the safety, efficiency, and comfort of the system. This is in contrast to validating various possibilities through road tests, since even extensive road testing may not cover all scenarios.

The reinforcement learning component then activates the autonomous driving system to learn from these AI-generated driving environments and decision-making experiences to continuously refine its performance. We have also developed a comprehensive set of evaluation metrics to assess the performance of our autonomous driving system in various simulated driving scenarios. By measuring the performance of the autonomous driving system against these metrics, we could implement real-time improvements to enhance its autonomous driving systems.

World model also enhances reinforcement learning, interaction prompts and comprehensive metrics:

Reinforcement Learning. Reinforcement learning trains AI agents through environmental interaction, rewarding optimal behaviors and penalizing poor ones. This learning by practicing approach allows AI agents to progressively improve their decision-making until reaching optimal performance. This learning process can be further enhanced through the involvement of human guidance, where domain experts directly identify preferred behaviors, supplementing or even replacing the standard reward-penalty system. This approach achieves dual benefits — faster convergence during training (i.e., an acceleration of the learning process) and better alignment of the AI’s behavior with human values and expectations.

Interaction Prompts. Interaction prompts serve as an additional layer of information encoding that enriches the model’s understanding of its environment. These prompts encapsulate human knowledge and rules that are explicitly injected into the model. By encoding this information, interaction prompts help to improve the model’s interpretability. For instance, traffic rules or social norms can be encoded as prompts, ensuring the model adheres to these guidelines during interaction scenarios. This aspect enhances the transparency and trustworthiness of the model’s decisions.

Comprehensive Metrics. A thorough set of metrics and evaluation criteria is essential for assessing the model’s performance from multiple perspectives. Comprehensive metrics enable a holistic understanding of where the system excels and where it needs improvement. These metrics include not only the accuracy or effectiveness of the model’s actions but also aspects such as safety, fairness, and user satisfaction. By evaluating the model across multiple dimensions, the developer can identify the strengths and weaknesses with higher precision, guiding further refinement and training.

The world model methodology enhances reinforcement learning by leveraging human insights, structured interaction prompts, and detailed evaluation frameworks consist of comprehensive metrics to create models that are not only skilled at performing tasks but are also aligned with human norms, highly interpretable, and rigorously assessed. This holistic approach ensures the development of systems are both effective and trustworthy.

Our world model methodology has allowed our autonomous driving system to become “smarter” with each training cycle, strengthening our industry leadership in both technology development and commercialization. We believe, the PonyWorld-trained autonomous driving system is poised to surpass human drivers to make safer and more efficient driving decisions that significantly enhance passenger experience.

●	“E2E” — Closed-loop Evolution Driven by Advanced Technology

Our models are designed for interpretability and are powered by technology with outstanding generalization capabilities. This end-to-end approach has demonstrated safety performance that significantly exceeds that of human drivers, while also reducing the costs of scaling operations across new regions and cities. The traditional architecture is hierarchical and it involves step-by-step perception, prediction, and planning and control, which is popular among autonomous driving companies due to its ease of implementation. By embracing E2E technology, we have streamlined the system architecture of our autonomous driving system while enhancing overall performance, delivering exceptional functionality in diverse and complex road conditions and extreme weathers.

Learnable Metric Space: The E2E system leverages a learnable metric space, integrated with a generative model, to simulate realistic behaviors of vehicles and other road agents that align with real-world scenarios. A key component of this system is its discriminator, which plays a vital role in closed-loop training by measuring loss and in closed-loop testing by evaluating performance metrics. By accurately modeling and analyzing these behaviors, we could ensure our autonomous driving system is both realistic and highly effective across a wide range of driving conditions.

Knowledge Distillation from LLMs: By employing smart labeling and feature distillation techniques, we transfer the vast knowledge embedded in large language models (LLMs) into our resource-constrained, on-board E2E models. This process effectively incorporates the nuanced understanding of complex, long-tail scenarios into compact models, enabling the system to address diverse and intricate driving conditions while maintaining high efficiency and performance under limited computational resources.

Self-Supervised Interpretation Model: Our self-supervised interpretation model utilizes unlabeled data to train the E2E model through advanced representation learning. This representation model significantly reduces the need for labeled data by enabling the system to interpret E2E inference results, such as perception outputs, prediction outcomes, specific decisions, and detailed scene descriptions. With the assistance of the model, the labeling efficiency was improved by three times. Human labeler could rely on the model to label data first and then only need to cross-check the model-labeled data. This approach ensures comprehensive interpretability, offering a deeper insights into the autonomous system’s functionality and decision-making processes.

Learnable Optimization Model: The learnable optimization model integrates model-based and optimization-based methods, combining the adaptability of data-driven approaches with the precision and controllability of optimization techniques. The model-based method utilizes both deep learning layers such as Convolutional Neural Networks (CNN) and Vision Transformers (ViTs), whereas the optimization-base methods adopt mathematical formula such as learnable Extended Kalman Filter (EKF) and Neural Ordinary Differential Equations (NODE). As a result, the system can learn the behavior of human drivers, while ensures that the output maneuver of autonomous vehicle obeys physical laws for realistic results. For instance, the learnable EKF is specifically designed for end-to-end tracking, while the end-to-end planning models incorporate model-based cost functions alongside optimization-based solvers. This hybrid methodology ensures precision, adaptability, and efficiency, reinforcing the reliability of our autonomous driving system.

●	“Perception and Prediction” — “Zero Critical Missing” Achieved Through Large Multimodal Models with Prompt Learning

Perception. The perception module enables our Virtual Driver to see and understand the world around our autonomous vehicle, from puddles on the road to a plastic bag flying in the air. The following diagram demonstrates how our perception module works to produce the data output required to enable autonomous driving:

By fusing and processing relevant data collected by our comprehensive sensor suite, our perception module enables object segmentation, detection, classification, tracking and scene understanding automatically. In inclement weather conditions such as sandstorms and heavy rains and snow, our perception module demonstrates superior perception capabilities compared to human drivers.

To ensure performance, we leverage a hybrid solution that combines our state-of-the-art deep learning technology and the heuristics approach to process, refine and use the relevant data collected by our sensors. In order to bridge the simulation-to-reality gap for our deep learning technology, we apply heuristics, which is an expression of human knowledge and common sense, by adding deterministic math formulas and rules to the decision-making layer — for instance, a car usually does not cross road barriers, and a pedestrian’s speed usually does not exceed 10 meters per second. This hybrid solution enables accurate detection, classifications and tracking in dense and complex environments.

Prediction. The prediction module forecasts how other vehicles, pedestrians and other objects may move and behave based on a number of data, including the output of our perception module, raw sensor data, and data regarding historical decisions made by similar road agents. The following diagram demonstrates how our prediction module works to anticipate the trajectories of other road agents:

By using a mix of deep learning and heuristics to enable rapid learning and adaptation, our prediction module delivers a series of predicted trajectories for each observed road agent, with each trajectory having an assigned probability of occurrence. These predictions are subsequently used by our other modules, such as the “planning and control” models, to inform the decision-making process for route selection and maneuver execution.

Large multimodal models with prompt learning. We design and train our perception and prediction modules to be capable of achieving “zero critical missing,” meaning they are able to accurately detect and classify all objects on the road and anticipate all potential object trajectories. In addition, our perception and prediction modules both utilize a large transformer framework that is multi-modal, multi-tasking and prompt-tuned, ensuring a highly reliable and accurate system with low latency.

Powered by prompt learning technologies, our perception module integrates inputs from various modalities, including point cloud, images, and electromagnetic responses, to accurately detect a variety of distinct object types based on a single model. This approach allows us to significantly reduce latency while improving the precision of perception as compared to the traditional multi-task learning technology.

Our prediction module employs a multimodal deep learning model that fuses information from both perception observations and human common senses. These common senses are represented by knowledge graphs extracted from traffic rules and human-designed prompts. Transformer structures capture the correlations between different modalities. To address corner cases such as aggressive or erratic driving behaviors, we add extra learnable and specially-designed prompts for each case, in addition to large-scale dataset of daily driving records. This approach ensures that our prediction module can efficiently respond to unexpected behaviors.

●	“Planning and Control” — Ensuring Safety Through Game Theory and Learning-Based Planning

Our planning and control module is designed to plan and execute safe, comfortable and efficient road maneuvers based on input from our perception and prediction modules. We leverage our strong AI capabilities to create a robust planning and control module that is capable of smoothly navigating complex road layouts — from streets and alley ways to bustling eight-lane intersections, while being prepared for outlier behaviors or unexpected events caused by other road agents.

Importantly, our data-driven planning and control module does more than directing the vehicle’s movement based on its surrounding environment and the behavior of nearby road agents — it chooses the best route, accelerates and decelerates smoothly and changes lanes appropriately, which together contribute to a safe, comfortable and efficient autonomous driving experience. This is achieved by using game theory and conditional prediction to analyze the probabilistic prediction results, and make the best driving decision under each prediction while always being prepared for the worst-case scenario.

Game theory is utilized to model and analyze the interactions between our vehicle and other road agents such as pedestrians and cyclists, with the aim of creating safer and more efficient transportation systems. For instance, if our autonomous vehicle and a human-driven car approach an intersection simultaneously, game theory can help determine the optimal decision for our vehicle. This decision can affect the overall outcome of the system, and game theory can identify the best combinations of actions to minimize conflicts, improve safety, and enhance efficiency. Using game theory results in a one-magnitude improvement in safety during rush hours and congested roads, as well as potential erratic driving behaviors. The following photos include some examples where game theory is utilized:

Example 1: Unprotected Left Turn in a Chaotic Intersection	Example 2: Moving Through Hectic Traffic Flow with Numerous Pedestrians and Cyclists

Example 3: Snowy Day. Crossing Pedestrian Interaction	Example 4: Large Construction Area. Merging with Vehicles.

To ensure that our autonomous vehicle drives like humans, we have tuned our decision maker using reinforcement learning from human feedback (RLHF). We have utilized human labelers to provide feedback on the safety, comfort and efficiency of the autonomous driving system in various scenarios. This feedback is then used to train a reward function, which guides the tuning of our deep learning decision-making on a much larger dataset. As a result, our decision-making system has sufficient generalization ability to handle both common cases and extreme scenarios.

●	“Data & Infrastructure” — Foundation to Rapid Iteration, Scalable Deployment and Efficient Testing

Successful autonomous driving technology deployment and scale rely on a complete set of supporting software infrastructure. From the real-time onboard operating and monitoring systems to offline simulation and machine learning training, and from data collecting and recording system to offline data analysis and mining, we have built a full suite of capabilities that drives rapid iteration, scalable development of a high-quality system, and efficient testing in all aspects of software and hardware development.

To ensure safe and reliable autonomous driving, all of our perception, prediction and planning and control modules are designed to deal with complex corner cases, which require a special data mining mechanism to dig from tons of road testing data that our autonomous vehicle collects on a daily basis. Therefore, we purposefully design our data mining system to automatically identify such corner cases in which our algorithms and modules need to be refined. Those corner cases will be recorded and added to our training data and simulation system.

Our onboard monitoring system schedules, runs and monitors all of our software modules underlying our Virtual Driver. It implements a unified application programming interface for seamless module communications, which maintains a stable data flow from the upstream sensors all the way to the downstream planning and control module. This has helped to ensure safety and performance of our Virtual Driver.

●	“Tool Chains & Metrics System” — Advancing Autonomous Driving Through Rapid Iteration and Trackable Metrics

We have developed a comprehensive, scalable, and user-friendly tool chains and metrics system to support every major stage of our technology development, ensuring both safety and reliability while accelerating the iterative cycles. Such powerful proprietary tool chains and metrics system allows us to develop and train autonomous driving systems that are capable of adapting to new cities or regions and operating effectively typically in less than two weeks.

The development of autonomous driving technology heavily relies on data and involves multiple stages, such as data analytics, data mining, code development, data labeling, model training, simulation-based evaluation, continuous integration/continuous delivery (CI/CD), and feature release. We have developed powerful, automated tool chains that provide one-stop solutions to engineers with low latency covering the entire AV software development process. Adding server resources can further reduce latency without any technical changes required. All of our tool chains are based on distributed data and computation platforms that can be easily deployed to cloud or private environments compliant with regulations.

Scaling autonomous driving technology is critical for its success as it must adapt to varying road conditions, traffic rules, and driving patterns across geographies. This poses another challenge, as autonomous driving systems must recognize and respond to various situations they may encounter on the road. With our advanced tool chains, we have significantly reduced the time required for us to penetrate a new city from six months to half a month.

Developing a consistent and accurate way to measure the performance of autonomous driving systems is critical to ensuring the safe and trackable deployment of this technology. We have created a comprehensive metrics system that combines real-world road testing and simulations to effectively measure the safety of the autonomous driving system. By leveraging the strengths of both real-world road testing and simulations, we can evaluate the system’s performance in a wide range of scenarios, which may be difficult to recreate on the road.

Our metrics system is highly sensitive and has high credibility in detecting any subtle regression in the system’s performance. This is critical to ensuring the safety of passengers and other road agents. Additionally, we have established a process for ongoing monitoring and improvement of the system’s safety performance. This includes regular updates and improvements to the system’s software and hardware, as well as ongoing testing and evaluation to ensure that the system remains safe and effective over time.

Sensors and hardware

According to Frost & Sullivan, as of the date of this annual report, we are the world’s first and only autonomous driving technology company to develop autonomous vehicles with automotive-grade, factory-installed sensors and hardware (including LiDAR and SoC-chip) seamlessly integrated. To commercialize and scale our autonomous vehicle fleet, transitioning to more cost-efficient automotive-grade hardware was a necessary step. By adopting automotive-grade hardware, we have gained a key advantage of mass production that is the significant reduction in costs, making its business model viable and unlocking new commercial opportunities in the autonomous vehicle market. We employ a multi-sensor approach that incorporates LiDARs, high-resolution cameras as well as radars to accurately and precisely perceive and understand the environment surrounding our autonomous vehicles. Our current autonomous vehicle model is equipped with a robust sensor suite comprising 7 LiDARs, 11 high-resolution cameras and 3 radars, which enables a 360-degree field of view without any major blind spot.

The following diagram illustrates our sensor designs on our 6th generation autonomous vehicle model:

Solid state Lidar x4
Range 200m
Long range Radar x3
Range 300m
Blind spot Lidar x3
Range 30m
Ultra wide angle camera x4
Range 25m
Front mid-range camera x1
Range 150m
Front long range camera x1
Range 200m
Wide angle camera x4
Range 80m
Front traffic light camera x1
Range 180m

Solid state Lidar
Blind spot Lidar
Roof Camera
wide angle Camera
Long range Radar
3x
Long range Radar
3x
Blind spot Lidar
7x
Roof Camera
(Long range /Wide angle/ Traffic light direction)
4x
Solid state Lidar
4x
Ultra wide angle Camera

●	LiDARs. LiDAR uses laser beams to accurately detect objects around our autonomous vehicle, which allows high resolution range sensing in all lighting conditions. We deploy 7 LiDARs on both the top and sides of our current autonomous vehicle model, which can generate precise and real-time three-dimensional images of the surrounding, from cars to traffic lights to pedestrians, in a wide range of environments and under diverse lighting conditions day and night.
●	Cameras. By equipping our autonomous vehicle with 11 high-resolution cameras at every angle, the vehicle is capable of maintaining a 360-degree view of its surrounding environment without major blind spots, thereby providing a broader picture of the traffic conditions around it. In our latest full- stack Virtual Driver, we install in-house designed cameras tailored specifically for our autonomous vehicle fleet needs. For example, the customized automotive-grade cameras improved image quality significantly, enhancing sensor data input to ensure safety, reliability and optimal performance of our autonomous driving solutions.
●	Radars. Radar emits radio waves that detect objects and gauge their distance and speed in relation to our vehicle in real time. As compared to LiDAR and camera, radar works best in inclement weather such as rain, snow and fog. Our autonomous vehicle is equipped with three long range radars at the front, back and front left corner side, respectively. On our S-AM (Sienna Autono-MaaS) autonomous vehicle model co-developed with Toyota, we further upgrade the radar suite to 4D radars with increased sensing capabilities, higher accuracy, improved object recognition, real-time adaptability and robustness.
●	GNSS / IMU. In addition to perception sensors, we also use two other types of sensors in our system, a high-accuracy global navigation satellite system (GNSS) and inertial measurement units (IMU). These sensors work together with our high-definition maps and localization module to ensure accurate positioning of our autonomous vehicles.

By synchronizing inputs from the sensor suite, we effectively balance the inherent strengths and weaknesses of the different sensors, leading to improved precision in outlining the environment around the vehicle. In addition, we also integrate information from multiple sensors of the same object type to yield a more accurate and reliable representation of the surrounding environment by taking advantage of partially overlapping fields of view. Through the seamless integration of our redundant sensor coverage and intelligent software modules, our Virtual Driver is able to sense the surrounding environment and objects at all times and in complex weather conditions, resulting in safer and more reliable autonomous driving solutions.

Through years of dedicated research and practical application of sensor technology, combined with our in-depth industry insights, we have developed a highly comprehensive sensor evaluation and selection system. This system enables us to select the best sensors available in the market while offering valuable suggestions to our suppliers on how to improve their product design and quality for autonomous driving applications. Furthermore, drawing on our unique insights into the specific demands of sensor design and functionality for autonomous vehicles, we work closely with our suppliers to develop customized sensor products that are better suited for autonomous driving scenarios. This collaboration supports the continued optimization of our highly integrated AV software and hardware, ensuring that we provide our customers with the safest, most reliable and efficient autonomous driving solutions. Built upon our extensive industry expertise and robust partnerships, we distinguish ourselves as the sole autonomous driving technology company that designs our autonomous vehicles, integrating with auto-grade, factory-installed sensors and hardware, according to Frost & Sullivan.

Computation System

Our computation system is responsible for processing the data collected from the sensors and running our proprietary algorithms in real time to enable our vehicles to drive autonomously. In designing and configuring our computing system, we focus on performance, reliability and resource efficiency. Each piece of the computation system is validated by well-defined compliance tests. For example, the new autonomous computing unit for our 6th generation vehicle model is built on NVIDIA DRIVE Orin, an automotive- grade processor purpose-built for autonomous vehicles, for high performance and scalable compute.

Our in-house development of the autonomous driving computation unit (ADCU), a fully automotive- grade computing platform, has enabled us to define a computation architecture that is tailored specifically for autonomous driving applications. We have customized the memory system, data pipeline, and time synchronization topology to ensure that all processor capabilities are utilized to their maximum potential. Furthermore, our in-house ADCU can be fine-tuned to balance performance and resource consumption, making it a more sustainable and cost-effective solution. Additionally, the ADCU can be more easily adapted and upgraded as new technologies become available, enabling greater flexibility and scalability. This transition from industrial-grade to automotive-grade computing platform allows us to deploy and scale safer, more efficient and cost-effective autonomous vehicle fleets.

Vehicle Integration

Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software to the best available hardware sourced from our business partners. By seamlessly integrating them on diverse vehicle platforms, we design our autonomous vehicle, as a carrier of all, to offer the safest and smoothest passenger experience. We utilize an automated standard integration process to enhance vehicle consistency. Rigorous validation and testing at both component- and system-level, including mechanical shock, vibration, thermal chamber and waterproof tests, are conducted to ensure optimal performance, reliability, and stability. Together with our partners, we have established an integrated and streamlined assembly line, fully prepared for the mass production of vehicles incorporating our advanced Virtual Driver technology. This endeavor is bolstered by our utilization of our OEM partners’ industrialized designs and supply chain management process, yielding improvements in reliability, efficiency, and scalability.

Years of testing and design improvement with our OEM partners over the course of our six generations of autonomous vehicle models underpin our confidence in our purpose-built Level 4 automation. With each new generation of our autonomous vehicle model, we strive to deliver improved and more sophisticated hardware designs that better integrate with the vehicle platform, while also enhancing cost efficiency and adaptability. Our dedication to ongoing improvement means that each iteration of our vehicle represents the latest advancements in autonomous driving technology, ensuring that we provide passengers with the safe and most advanced autonomous driving experience possible. Our highly integrated autonomous vehicles were designed to closely resemble mass-produced cars in terms of weight, power consumption, size, and other key aspects. Our 6th generation autonomous vehicle model, developed in partnership with Toyota, has been deployed for public-facing robotaxi services since July 2023.

Our 6th generation autonomous vehicle model features a redundant vehicle platform. With redundant sensors, computation systems, power, and actuators in our vehicle platforms, we can avoid single points of failure. For example, in our computation system, different processors cross-check and function as backup systems for each other, and certain algorithms running on the GPU can fall back to the CPU if an error occurs. Another example is that if the main power system fails, the backup power system will seamlessly engage and ensure continuous power to the computation system, and thus the continued operation of our Virtual Driver as a whole.

We are currently co-developing 7th generation autonomous vehicle models with BAIC, GAC, and SAIC, in addition to our strategic collaboration with Toyota. Our 7th generation vehicle marks a critical step to advance the large-scale deployment of our fully driverless robotaxis. Our 7th generation autonomous vehicle models will feature multiple layers of redundancy in system design coupled with industry-leading remote assistance capabilities. We designed our 7th generation autonomous vehicle to offer smoother passenger experience with enhanced HMI system and efficient trip plan.

Our approach to ensuring the reliable and safe operation of our autonomous vehicle includes a three-layer redundancy comprised of (i) normal operation mode, (ii) degraded safe mode, and (iii) minimal risk condition mode. The degraded mode and minimal risk condition mode operate on physically independent redundant platforms, which include redundant sensors and computations. In the event of faults occurring during normal operation, we detect these faults and transition the system to a degraded safe mode, allowing the vehicle to drive to a safe location. If critical faults occur that cannot be addressed by the degraded safe mode, the minimal risk condition mode will be triggered, allowing the vehicle to at least stop in its lane without collision.

Remote Assistance

We have a cost-effective and scalable remote assistance system (“RA system”) to ensure that our autonomous vehicles can handle unexpected situations with ease. Unlike remote safety drivers who would assume control over the vehicle from time to time, our remote assistance operators only monitor and provide driving guidance to vehicles without any direct control over the vehicle. Our Virtual Driver handles all driving decisions autonomously, from perceiving surroundings to executing maneuvers such as acceleration, braking and lane changing. It operates safely and efficiently with minimal human intervention, primarily due to rigorous training on various scenarios and corner cases generated by PonyWorld. This reduced reliance on remote control over vehicles also reduces exposure to potential cyber intrusions, which greatly improves the overall safety of our autonomous driving system.

Our remote assistance operators intervene only in extreme scenarios, such as temporary road closures or severe congestion, providing driving guidance to vehicles including rerouting or pulling over based on real-time data. Using multi-screen workstations, each remote assistance operator can oversee a fleet of autonomous vehicles simultaneously, which significantly reduces labor and operational costs for our fleet management.

Automotive-Grade Mass Production with Cost Efficiency

Our autonomous driving solution is fully prepared for mass production. We have developed our technology to ensure that all hardware complies with comprehensive automotive-grade standards, allowing us to scale production seamlessly. Additionally, we have established deep partnerships with several OEMs, who support our mass production efforts. One of the key advantages of our mass production capability is the significant reduction in costs, making our business model viable and unlocking new commercial opportunities in the autonomous vehicle market.

Commercialization Models and Services Offerings

We have been commercializing our autonomous driving technology by integrating it with vehicles of various models, classes and levels of autonomy to enable multiple commercial applications. We mainly focus on vehicles and use cases that maximize our commercial opportunity, including electric vehicle passenger “robotaxis” and long-distance, heavy-duty “robotrucks.” We also capitalize on our robust technology capabilities by offering POV intelligent driving solutions and value-added technological services.

●	Robotaxi Services

We provide robotaxi services to drive passengers autonomously on a ride-hailing basis in vehicles integrated with our Virtual Driver. As of April 10, 2025, we operated a fleet of over 270 robotaxis, with over 39.2 million kilometers of autonomous driving mileage cumulatively. Out of these autonomous driving mileage, over 21.6 million kilometers are attributable to the operation of our public-facing robotaxi services, which include mileage accumulated by our robotaxis driving on the road while waiting for passenger orders and during pick-up and drop-off of passengers. The remaining autonomous driving mileage are attributable to vehicle testing.

A Fun and Safe Ride with Our Robotaxi

We endeavor to offer a compelling autonomous driving experience to our passengers. Passengers can enjoy a safe, comfortable and convenient ride with us via a few clicks on our PonyPilot mobile app, which is currently available for download on both Apple and Android app stores. Once a passenger hails a ride, our mobile app will direct the passenger to a nearby travel station for pick up and drop off. We have built our proprietary human machine interface application PonyHI to improve passenger experience. PonyHI provides passengers with significant information about the journey, including the vehicle position, trip route, vehicle trajectory and road conditions. For our fare-charging autonomous robotaxi services, passengers can view the fare for the ride on both our PonyPilot mobile app and the in-car interactive interface, and they can complete payment on their mobile devices using major mobile payment apps including Weixin and Alipay.

The following are screenshots of our proprietary PonyPilot mobile app:

We are currently working with a growing number of leading TNCs in China to roll out our robotaxi services across their apps, increasing the visibility and accessibility of our services. Today, passengers can easily hail our robotaxis on both our PonyPilot mobile app, Alipay, Amap and OnTime Mobility mobile apps.

Commercialization Roadmaps

We launched our autonomous vehicle fleet on open roads with a safety driver in Guangzhou in February 2018, and have since then rapidly scaled our public-facing robotaxi operations in China. As of April 10, 2025, we operated a fleet of over 270 robotaxis in China, with average daily orders received per robotaxi reaching approximately 15 in the year ended December 31, 2024.

Obtaining a regulatory permit represents a critical milestone of an autonomous driving company’s technological and operational readiness towards commercialization. In China, local regulators have established rigorous, comprehensive criteria to ensure the safety and commercial viability of autonomous vehicles before granting permits for road testing and commercial operations. These criteria take into account a wide range of highly specialized and technical metrics and indicators, including the proportion of autonomous driving mileage, critical intervention and accident rate performances, simulation and other road testing results, the quality of safety drivers and remote control / assistance capabilities, contingency plans, and the number of passenger orders. By carefully evaluating these factors, regulators assess the technological and operational readiness of autonomous driving companies to safely and effectively operate vehicles on public roads. Therefore, the regulatory permit review and approval process serves as a critical safeguard to ensure that only the most advanced and reliable autonomous driving technologies are allowed to be tested and deployed on public roads. With all available regulatory permits essential for providing public-facing robotaxi services received in all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, we are the frontrunner in advancing commercialization of public-facing robotaxi services in China, according to Frost & Sullivan. The following diagram further illustrates the key progress we have made in obtaining major regulatory permits for providing public-facing robotaxi services in China as of the date of this annual report.

Note:

Information about issuance status of applicable regulatory permits in the table above is based on the publicly available information and our best knowledge as of the date of this annual report. Under the current regulatory framework, each of the four Tier-1 cities in China issues two categories of robotaxi permits: one for robotaxis operating autonomously with a safety driver present, and another for fully driverless robotaxis. Within each category, there are three specific types of permits: testing permits, public-facing permits and fare-charging permits. Tier-1 cities usually grant robotaxi permits in stages, with each successive stage imposing stricter technical and operational requirements such as test mileage and disengagement rate. The initial permit is a testing permit which allows an autonomous driving technology company to test its autonomous vehicle within testing areas. Then the company could apply for public-facing permits that allow testing vehicles to carry passengers without charges in all open roads. When reach the most advanced stage, an autonomous driving company could obtain a fare-charging permit which allows it to operate autonomous vehicles for commercial services (such as ride-hailing service).

We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China. In addition, we are the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier-1 cities in China, according to Frost & Sullivan. We believe this first-mover advantage for staying ahead in regulatory approval, combined with our robust technology and partnership with OEMs, has positioned us to commercialize public-facing robotaxi services at scale in China in the future.

We also have operations on a limited scale in the United States mainly engaged in R&D and autonomous vehicle testing programs in compliance with applicable laws and regulations. We conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China. In 2023 and 2024, revenues generated in the United States, which were primarily related to certain value-added technological services as part of our licensing and applications business, and some other operating income, consistently remained insignificant to our total revenues during the relevant periods. We expect our U.S. operations to remain limited in scope, with no plans for further expansion in the foreseeable future and we currently do not plan to engage in the importation, sale or distribution of our products into the U.S. For additional information, see Note 2(aa) to our audited consolidated financial statements, included elsewhere in this annual report. Furthermore, we are strategically pursuing expansion opportunities in other promising markets worldwide. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our technology. To date, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates.

As our robotaxi services continue to scale, we are well positioned to connect and empower different stakeholders along the value chain with diversified monetization models with OEMs, TNCs and fleet companies, as illustrated by our go-to market strategies depicted in the diagram below:

●	OEMs. We believe OEMs will help us commercialize our robotaxi services at scale. We work with OEMs to co-develop and produce autonomous vehicles across various vehicle platforms. We will deepen our collaboration with an increasing number of OEM partners to constantly upgrade and optimize our autonomous vehicle models, delivering improved autonomous driving experience to passengers. The autonomous vehicles manufactured by our OEM partners will be then sold to comprise the fleets owned by ourselves or third-party fleet companies.
●	Self-owned fleets & third-party fleet companies. While we currently serve passengers with our self-owned robotaxi fleets to directly engage with them, we expect the future robotaxi fleets to be largely owned by a growing network of third-party fleet companies funded by third-party fleet owners. Under this long-term operating model, we expect to generate revenues by operating robotaxi fleets for these fleet companies. In addition, we may also generate revenues by selling autonomous vehicles co-developed with different OEM partners to them. We anticipate this model to enable a potentially asset-light and high-margin revenue stream, while allowing us to continuously focus on technology innovations and scale more rapidly across our geographic markets. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota and GTMC. Under the terms of the joint venture agreement, Toyota will supply the joint venture, acting as a fleet company, with Toyota-branded battery electric vehicles. These vehicles, furnished with Toyota’s Level 4 autonomous driving-compatible redundant systems our advanced Virtual Driver technology and, can be accessed through our PonyPilot mobile app.

●	TNCs. Under our go-to market strategies, TNCs will serve as an effective conduit connecting our robotaxis with their expansive user bases. Both us and third-party fleet companies may offer robotaxi services to passengers through various TNCs, and receive a portion of fare paid by passengers as revenues under certain revenue sharing arrangements.
●	Passengers. As our robotaxi fleets continue to scale, passengers may access our robotaxi services either directly on our PonyPilot mobile app or through the mobile apps operated by different TNCs. Passenger fare will be charged by us and/or the applicable TNCs, as the case may be, for each ride on a robotaxi.
●	Robotruck Services

Building upon a common set of underlying technology, we rolled out our hub-to-hub autonomous freight solutions in March 2021 in China to capture tremendous opportunities in the truck freight market.

We have obtained autonomous driving public road testing permits in Beijing and Guangzhou, and we operated a fleet of over 190 robotrucks as of April 10, 2025, consisting of both Level 2++ intelligent trucks and Level 4 driverless trucks, covering all major commercially active areas and transportation arteries throughout China. Over the course of its commercial operations, our robotruck fleet has accumulated approximately 57 million kilometers of driving mileage. Through its commercial operations, our robotrucks have facilitated long-haul freight transportation across China, accumulating over 926 million freight ton-kilometers. To validate our technology and business model in anticipation of large-scale commercialization in the future, we are also running our robotrucks in a variety of business scenarios.

Adapting Our Virtual Driver to Robotruck Use Cases

While the key autonomous driving technology used in our robotruck services largely overlaps with our robotaxi services, we meticulously customize certain modules, such as sensor suite and control, to cater to the specific robotruck use cases. For example, we expand our vehicle’s detection range to approximately 500 to 1,000 meters, allowing our robotruck to drive safely at a high speed. We equip our robotrucks with back-facing cameras and radars, which are considered optimal for trucks to change or merge lanes. Additionally, short-range and wide-angle LiDARs are added to our robotrucks, eliminating any potential blind spots to improve safety.

The following diagram illustrates our sensor designs optimized for our robotrucks:

In addition, trucks are significantly less nimble than passenger cars, as characterized by longer gearshift timeframes and higher actuation accuracy requirements. Our control module is designed to dynamically adapt with high precision to varying truck trailer cargo weights as well as crosswind speeds which can both drastically alter the movement of and create unique challenges for robotrucks.

Commercialization Roadmap

The blueprint of our robotruck services is built upon our strategic relationships with truck OEMs on the one hand and logistics platforms on the other. We believe our collaboration with truck OEMs will allow us to rapidly scale the production of robotrucks integrated with our technology, whereas our cooperation with leading logistics platforms will help us apply our robotruck services to commercial use cases including intelligent hub-to-hub autonomous freight solutions. The diagram below illustrates our go-to-market strategies and our current and planned monetization models for our robotruck services.

Sinotrans partnership. In December 2021, we announced our partnership with Sinotrans, China’s largest freight logistics company according to CIFA. We formed Cyantron as its controlling shareholder to build a mixed capacity freight service provider with our autonomous driving technology. As of December 31, 2024, Cyantron has commenced operations with a fleet of over 160 robotrucks, consisting of Level 2++ intelligent trucks and Level 4 autonomous trucks. In the short term, Cyantron offers hybrid logistics capacity, including its robotruck services, to Sinotrans for logistics fees. As the robotruck fleet size continues to grow, Cyantron is expected to serve a growing number of Sinotrans’ freight orders across China, and offers paid robotruck services to customers at a large scale in the long term. As a result, Sinotrans and other logistics platforms in China’s truck freight market will gain access to safe, reliable and environmental-friendly freight capacity at reduced labor and other costs. Through Cyantron, we will also use data analytics to improve loading and dispatching efficiency and reduce accident rates. In January 2025, we entered into a new agreement with Sinotrans to enhance Cyantron’s investments in R&D, while continuously expanding its logistics capacity. Cyantron aims to provide intelligent, efficient, safe, and green logistics services. In alignment with the transition to renewable energy, we are also assessing the opportunities to increase the proportion of new energy vehicles in our fleet to embrace evolving business demands.

SANY partnership. As another firm step towards commercial applications of our robotruck services, we entered into a strategic partnership with SANY, a leading truck manufacturer in China, in May 2022, pursuant to which we will co-develop automotive-grade Level 4 trucks powered by our technology. As part of our strategic cooperation agreement, we are responsible for licensing our autonomous driving technology and providing technical support for the development of robotrucks, and SANY has agreed to, among other things, manufacture robotrucks at arm’s length prices, and help to market our robotrucks through its sales channels. Both parties may terminate the agreement by mutual consent or in the event of force majeure.

As Chinese local governments bolster efforts to promote and regulate the safety and commercial viability of robotruck services, we have made substantial progress in obtaining relevant regulatory permits for road testing and commercial operations. In December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou, according to Frost & Sullivan. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China, according to Frost & Sullivan, and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in cities such as Beijing and Tianjin. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients. In December 2024, we became the first company in China approved to test “driver out” in the follow truck in a “1+N” platoon, which allowed us to begin testing our robotruck convoy on the cross-provincial expressway connecting Beijing, Tianjin and Hebei. While the lead robotruck will continue to have a safety operator in the driver’s seat, the robotruck behind it will be driver out , i.e., no one behind the wheel. The platooning permit marks another major milestone for our robotruck services and could enable us to further reduce the costs of autonomous trucking.

●	Licensing and Applications

Leveraging our extensive vehicle engineering and integration experience, we launched our POV intelligent driving solutions in late 2022 to empower such vehicles to achieve higher levels of driving automation. We offer a complete suite of POV intelligent driving solutions to leading vehicle companies, spanning software licensing, hardware and data analytics tools:

●	Intelligent driving software solutions. Built upon our Virtual Driver’s technology breakthroughs, we offer intelligent driving software solutions to OEMs, enabling highway and urban Navigate on Autopilot (NOA), automated parking by memory, lane centering control (LCC), adaptive cruise control (ACC), and other Level 2++ assisted driving functionality. Our strong autonomous driving software modules and algorithms, combined with our extensive testing efforts across complex operational areas, have allowed us to develop powerful yet cost-effective solutions that have achieved initial customer acceptance.
●	Proprietary vehicle domain controller products. We offer proprietary vehicle domain controller products currently built on NVIDIA DRIVE Orin to OEMs to support their vehicles’ autonomous driving systems. Based on the massive data insight and industry experience we accumulated through robust vehicle testing, we developed our vehicle domain controller product to be safe, resilient and highly functional, better catering to intelligent driving use cases. This is evidenced by multiple accreditations and recognitions that we received from reputable international institutions, including ISO 26262 Functional Safety ASIL D Development Process Certification. To date, we have achieved mass production and delivery of our vehicle domain controller products, and we are also exploring market opportunities to apply our vehicle domain controller products in low-speed autonomous driving use cases, such as unmanned vehicle delivery, driverless sanitation vehicles and autonomous port operations.
●	Data analytics tool. Our data analytics tool consists of a cloud-based data processing platform that enables the mining, collection, analysis and maintenance of data collected from a vehicle equipped with our technology, as well as a Level 4 simulation system evaluating the safety, compliance, comfortability and efficiency of the vehicle along its journey, thereby constantly improving the vehicle’s autonomous driving system.

In addition, we also provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases. Furthermore, we also offer V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.

Ecosystem of Partners

Around our core technology, we have built a thriving ecosystem of industry and technology partners, including OEMs, TNCs and logistics platforms, semiconductor chip suppliers, sensor suppliers, and other types of industry stakeholders. These strategic partnerships allow us to continue to hone our expertise in developing cutting-edge autonomous driving software and technology, but at the same time effectively leverage the manufacturing, product development, customer networks, and service expertise of our partners to scale and monetize our technology globally.

The following diagram illustrates our key partners and our cooperation with them.

The collaborative ecosystem around our technology and partners connects us with the vehicle and component suppliers, and the mass service demand from TNCs and logistics platforms. This connection has enabled us to scale our autonomous vehicle fleets integrated with our Virtual Driver, while simultaneously applying such autonomous vehicles across diversified commercial use cases in a cost-effective way.

Robotaxi services: we have strategically built in-depth collaborations with leading OEMs such as Toyota, BAIC, GAC and SAIC to co-develop and mass-produce autonomous vehicles. Through our phase 1 collaboration with Toyota, we successfully launched our 6th generation autonomous vehicle model in January 2022 to support fully driverless robotaxi operations. The partnerships with these leading OEMs have significantly increased our ability to scale our technology globally with reliable, integrated vehicle platforms. In addition, we have formed partnerships with leading TNCs, such as Alipay, Amap and OnTime Mobility to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility has rolled out a fleet of 50 vehicles integrated with our Virtual Driver on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China.

Robotruck services: we have formed strategic partnerships with China’s leading truck manufacturer SANY to co-develop intelligent trucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to co-deploy Level 2++ intelligent trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, has positioned us to capitalize on opportunities in China’s large trucking market.

Licensing and applications: we have co-development collaborations with logistics customers, such as Meituan, Neolix and Cainiao, on hardware components, and with NVIDIA. Such deep collaborations with top-tier hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure supply during uptime.

As we progressively broaden our global presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, we formalized a memorandum of understanding with the Luxembourg government in March 2024 to propel the evolution of autonomous mobility within Luxembourg, as our regional hub. Our collaborative efforts with the Luxembourg government and local partners aim to drive technological innovation and customize solutions tailored to the European market. We have collaborated with a local partner in South Korea to initiate road tests of robotaxi in urban areas in Seoul in 2025. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we have a formal agreement with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi.

Under the contractual arrangements with our major strategic partners, we typically maintain ownership of the intellectual property rights that were developed by us. In cases where joint collaboration results in new intellectual property, the ownership of these rights is typically shared between ourselves and our strategic partners. Our agreements with these partners ensure that all parties benefit from the co-development and deployment of new technologies, while also providing clear guidelines for the protection and management of intellectual property. By working closely with our partners and taking a collaborative approach to innovation, we are able to leverage our collective strengths and drive the continued growth of our business.

Customers and Suppliers

At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. To a lesser extent, our customers also include passengers who access our robotaxi services via our PonyPilot mobile app. In 2022, 2023 and 2024, we had 20, 52 and 112 corporate customers, respectively, in addition to individual customers who were passengers of our robotaxi services. These customers include PRC domestic companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing.

We have historically generated revenues from a small group of customers during the early stage of commercialization. Our top three customers accounted for an aggregate of 58.7%, 65.8% and 43.9% of our revenues in 2022, 2023 and 2024, respectively. These were primarily customers of our (i) engineering solution services, (ii) transportation services provided by our robotruck fleet, and (iii) licensing and applications business. There was one customer who was one of our top three customers in each period of 2022, 2023 and 2024. There is no preexisting relationship between any member of our management team with these customers. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer base and profile are expected to constantly change, and we expect to further reduce our customer concentration.

Our suppliers include primarily various component and service suppliers, such as semiconductor chip suppliers and sensor suppliers. We collaborate with these suppliers, which co-design with and/or supply to us certain key components used in our sensor suite and hardware, allowing us to focus our endeavors on research and development while improving our ability to mass produce and commercialize our technology.

Research and Development

We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of December 31, 2024, we had 661 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology.

Our research and development presence across multiple locations has enabled us to develop, test and refine our autonomous driving technology based on diverse road, and weather, resulting in more reliable, resilient and scalable autonomous driving solutions. Our multi-center approach, combined with our leadership in the industry, also allows us to attract and retain top talents across the world, which contributes to our long-term business growth.

Intellectual Property

We rely on proprietary technology and we are dependent on our ability to protect such technology. We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements to protect our intellectual property. We also maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary information agreements for the protection and confidentiality of our proprietary information. As of December 31, 2024, we had registered 311 patents, 158 copyrights, 634 trademarks in China, and 191 patents and 445 trademarks overseas. We have also registered 52 domain names globally.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our intellectual property and proprietary rights is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property and proprietary rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate lawsuits against us alleging infringement of their intellectual property or proprietary rights or declaring their non-infringement of our intellectual property or proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be available only on commercially unreasonable and unfavorable terms, which may adversely affect our business, results of operations and financial condition. For additional information on the risks relating to intellectual property, see the section titled “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We rely on patents, unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be sued by third parties for alleged infringement, misappropriation or other violation of their proprietary technology or other intellectual property rights, which could be time-consuming and costly and result in significant legal liability or require us to cease using certain technology or other intellectual property rights, which could harm our business, financial condition, operating results, and reputation.”

Data Security and Privacy

To enable our autonomous driving solutions, we collect, store, transmit and otherwise process data from vehicles, users, employees, drivers and other third parties, some of which may involve personal data or confidential or proprietary information, such as a user’s name, phone number, place of departure and destination. We have implemented and maintained data protection policies, including our data classification policy and data life cycle specification, which have been designed to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws across jurisdictions in which we operate, including China, the United States and other applicable jurisdictions, and with prevalent industry practice. In particular, data collected in different markets across the globe are stored and maintained locally and separately from each other, in compliance with applicable local laws and regulations. We endeavor to keep our users informed of how their personal information is handled by us throughout its life cycle. Users may access our privacy policy on our official site, which describes the type of personal information we collect, and how we use, share and protect users’ personal information, among other information.

We have established an all-round information system designed in compliance with data security requirements and best practices and intend to continually invest heavily in data security and privacy protection. Our information system applies multiple layers of safeguards, including internal and external firewalls, enterprise-standard web application firewalls, and risk management platform. We adopt various technical means including encryption, desensitization, verification and backup to ensure the confidentiality, integrity and availability of the data we collect throughout its life cycle. We implement a robust internal authentication and authorization system designed to ensure confidential and critical data can only be accessed by authorized staff. We have also completed certain information security, privacy and compliance certifications/validations. For instance, our system is on file with the relevant public security authorities in China with a Level 3 information system security level.

In addition, we have a designated data security team and an incident response team comprising members across various disciplines to provide daily cybersecurity and data security protection support, including a quick, effective and orderly response to servers and personal information related potential or actual incidents such as virus infections, hacker attempts and break-ins, improper disclosure of confidential information, system service interruptions, breach of personal information, and other events with serious information security implications. Our data security team reports to our board of directors.

As of the date of this annual report, we have not received any claim from any third party against us alleging any violation of such party’s data privacy rights, and we have not experienced any material data loss or breach incidents. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any unauthorized access, collection, control, manipulation, interruption, compromise or improper disclosure of personal information, cyber-attacks or other security incidents or data breaches that affect our networks or systems, or those of our service providers or our customers and/or passengers, whether inadvertent or purposeful, could degrade our ability to conduct our business, compromise the integrity of our products and services or our platform and data, result in significant data losses or the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data, in any case of the foregoing, which could adversely affect our business, financial condition and results of operations.”

Environmental, Social and Governance

Overview

We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests. Our board of directors will assume the critical role of evaluating and managing corporate social responsibility strategies and policies.

We fully recognize our important role in society’s sustainable development and are committed to integrating environmental protection, social responsibility, and governance principles into business operations. Accordingly, we have implemented comprehensive internal Environmental, Social and Governance (“ESG”) policies that outline environmental protection and social responsibility objectives while providing practical guidance for daily operations.

ESG Governance

We have established a top-down ESG management approach. Our board of directors serves as the highest decision-making body for the Company’s ESG matters, responsible for evaluating and determining the ESG- related risks, ensuring that the Company establishes an appropriate and effective ESG risk management and internal monitoring system, identifying and evaluating the ESG strategies and objectives, and regularly supervising and reviewing the ESG performance and progress in accomplishing the ESG targets. At the management level, the Safety, Compliance and Sustainability Committee is responsible for organizing and carrying out the Company’s ESG management work in accordance with the Company’s overall ESG targets and strategies, formulating relevant systems and processes, and maintaining the ESG indicator framework. At the implementation level, each department and subsidiary of the Company is responsible for completing the tasks associated with ESG implementation, including processes establishments and improvements, and ESG practice activities organization.

We are committed to fostering sustainable practices, promoting social responsibility, and maintaining strong governance standards, reflecting our dedication to ESG principles. We have established a set of ESG policies framework, which outlined, among others, (i) the roles and performance requirements of ESG management structure; (ii) ESG strategy formation procedures; (iii) ESG risk management and monitoring; and (iv) ESG reporting whole-process management.

Board Diversity

We believe that diversity at the Board level, including gender diversity, enhances our competitive advantage and talent attraction capabilities. The Board currently consists of seven directors, including one female director. We continue taking measures to promote gender diversity across all organizational levels.

ESG Risks Identification, Assessment and Management

Under the supervision of the Board, we are adopting various strategies and measures to identify, assess, manage and mitigate ESG and climate-related risks, including but not limited to: (i) continuously tracking ESG regulatory related issues and updating our internal ESG policy to ensure the policy compliance; (ii) regularly hosting management discussion and meeting to ensure that all material ESG risks are identified and reported; (iii) establishing communication channels and ongoing discussions with key stakeholders to identify material ESG-related issues and risks associated with our business operations; (iv) engaging professional advisers to advise on ESG compliance matters.

The primary energy sources consumed in our operations encompass gasoline, diesel fuel, natural gas and electricity, while the major resources utilized include water. We monitor these indicators on an ongoing basis to assess and manage environmental risks arising from our business operations. Given the nature of our business, we generally do not generate significant emissions, directly or indirectly. During our operations, nor do we cause significant pollution. Accordingly, we are not exposed to significant environmental risks. We regularly review and analyze our carbon emissions from our business operations and continue to reduce our carbon emissions.

In addition, our investments in environmental protection initiatives will grow in tandem with the expansion of our overall business operations. During 2024, these allocations were primarily directed toward the procurement of automotive urea solutions, which enhance the environmental performance of the diesel-powered vehicles deployed in testing operations, and contribute to the effective mitigation of pollutant emissions. As of the date of this annual report, we have not been subject to any fine or other penalty for violation of environmental laws and regulations. We do not expect to incur such material liabilities or expenses in the foreseeable future.

Environmental Protection

We are aware of the importance of environmental protection, strictly abide by all applicable environmental laws and regulations, including the Environmental Protection Law of the People’s Republic of China, carry out environmental protection publicity and education activities, and improve the environmental awareness of all employees. We are dedicated to providing green energy to society, fostering the sustainable growth of our enterprise, and realizing a mutually beneficial outcome between economic benefits and environmental stewardship.

Waste Management

We are committed to the proper reduction, recycling and disposal of waste to minimize the impact of our operations on the environment. Hazardous waste generated from our operations is handed over to a qualified third party for disposal. At the same time, we actively promote waste classification management, classify and recycle waste generated in the office area and hand it over to the property management for disposal. In order to reduce the amount of waste office consumables generated and improve the efficiency of the use of office consumables, we are actively pursuing Paperless office initiatives to achieve waste reduction.

Resource Conservation

We strive to achieve energy efficiency and conservation in our daily operations by adopting a series of daily behavioral and facility management measures, including the collection of discarded plastic bottles generated in the office for recycling, the posting of heat-insulating film and daily temperature control to reduce air-conditioning energy consumption, and the posting of tips on water and electricity conservation. We have fostered an office environment where the principles of green and low-carbon living are integrated into every facet of our operations and firmly embedded in the company’s cultural framework, all with the aim of advancing our business and growth while actively embracing the concept of sustainable development.

In the area of energy supply management for the vehicle, we have implemented a refined management strategy. For vehicles with different power types, we have adopted a differentiated strategy, arranging specialized personnel for specific types of vehicles to ensure energy supply; at the same time, we have established a set of rigorous energy management mechanisms, realized full tracking of vehicle operation trajectories with the help of information technology, and conducted regular monitoring and in-depth analysis of energy consumption data.

Climate Change

Climate change is a major global environmental challenge. We recognize its importance and are committed to managing the potential ESG and climate-related risks that may affect our business. The risks are categorized into two types: (i) physical risks, and (ii) transformation risks.

Physical Risk

An increase in the frequency and severity of extreme weather conditions, such as typhoons, heavy rains and flooding, could create physical risks to our operations and therefore have a potentially adverse financial impact. The occurrence of extreme weather events could result in direct damage to our offices and factories or the suspension of our operations or possible injury to our employees. An exposure to extreme weather events could lead to disruptions in our supply chain, thereby creating indirect risks to our business operations. As of the date of this annual report, we have not experienced any disruption to our operations or supply chain due to extreme weather conditions.

In view of the above potential damages and adverse impacts, we have taken the following responses: (i) formulated emergency response plans for natural disasters, conducted daily weather notifications and continuously improved the emergency response mechanism for natural disasters; (ii) in the event of extreme weather, arranged for our employees to work remotely and carried out inspections of doors, windows and safe use of electricity at the office site; and (iii) regularly organize disaster safety drills, such as spontaneous combustion drills for vehicles in hot weather, site maintenance in typhoon weather, etc., to enhance employees’ awareness of prevention and their ability to respond to emergencies, and to reduce the personal injuries that may be caused by various disasters and accidents.

Transition Risk

Potential transition risks may arise from stricter climate legislation and regulations, as well as technological and market shifts driven by growing climate concerns and the push for a low-carbon economy. Our global business operations face additional challenges, as climate-related laws and regulations are continuously refined both internationally and domestically. Non-compliance with these requirements could lead to reputational damage and increased exposure to claims and litigation.

To mitigate these potential risks, we have implemented the following measures: (i) strengthened relevant policy research to respond to climate change; and (ii) enhanced climate change disclosure to meet regulatory requirements.

Opportunity

To effectively manage our climate-related policy, legal, and reputational risks, we will proactively monitor and analyze emerging technology and market trends, as well as evolving policies and regulations related to climate change. By keeping our senior management informed of these developments, we can avoid unnecessary costs and non-compliance penalties, and minimize reputational risks associated with delayed responses. Additionally, we will collaborate with our customers, suppliers, and business partners to explore climate change opportunities and to apply or develop new, greener technologies.

Employment and Labor Standards

In accordance with the applicable labor-related laws and regulations, including the Labor Law of the People’s Republic of China and the Labor Contract Law of the People’s Republic of China, we have formulated the Employee Handbook and other internal systems as well as detailed recruitment management procedures. These clearly outline our employment principles of open recruitment, equal competition, rigorous assessment, and selection on the basis of merit. We are committed to opposing employment discrimination and provide equal employment opportunities for employees in all aspects of career development and promotion. We do not treat employees differently based on their gender, age or marital status.

We strictly prohibit child labor and forced labor in accordance with relevant laws and regulations. We have developed a comprehensive and standardized recruitment management system. Before joining the Company, employees are required to provide relevant certificates, including but not limited to identity documents that can prove that their age meets the requirements of the legal working age, and in accordance with the requirements of the entry procedures and sign a written labor contract, in order to ensure that the legitimate rights and interests of the employees are fully protected, and also to provide a solid foundation for our normal operation and stable development.

Compensation and Benefits

We determine the salary of each employee based on the relative value of their performance at different levels of responsibilities and conduct annual salary reviews and salary adjustments accordingly. In addition, we offer generous promotion packages and semi-annual promotion opportunities based on employees’ professional skills, experience, abilities, attitudes, and performance. We also provide a solid career development path to attract and retain talent.

We provide our employees with a variety of benefits and care programs to increase their sense of belonging. In terms of basic welfare, we provide social insurance for all employees, including basic pension insurance, occupational injury insurance, maternity insurance, basic medical insurance, unemployment insurance and housing fund scheme. In addition, we boost employees’ happiness and sense of belonging in all aspects through multi-dimensional initiatives such as health protection (e.g., supplemental medical insurance, commercial insurance, Chinese medicine consultation and massage), holiday care (including Women’s Day benefits, Family Day, etc.), and team building activities.

Health and Safety

We strictly abide by all applicable laws and regulations in relation to health and work safety, including the Work Safety Law of the People’s Republic of China and, the Fire Protection Law of the People’s Republic of China, the Law of The People’s Republic of China on Road Traffic Safety. In order to improve the level of work safety management of the enterprise and effectively prevent and reduce production safety accidents, we have established internal systems, including the Compendium of Work Safety Management Systems. This Compendium includes the safety management system for employees, the vehicle management system, the management system for transportation organization, and the work safety operation procedures.

In addition, we have set up a production safety management organization, a safety, compliance and sustainability committee, a safety leadership team and a safety management department to comprehensively oversee the production safety. We have also established a production safety target responsibility assessment and reward and punishment system to establish a long-term mechanism for safety target management and responsibility assessment to improve the level of production safety management and effectively prevent safety accidents

We are committed to ensuring compliance with applicable laws and regulations related to occupational health and safety, such as the Law of the People’s Republic of China on the Prevention and Control of Occupational Diseases. We have accordingly formulated a Safeguard System for Occupational Health Measures to strengthen occupational health management and to protect the health and rights of our employees. We have established an internal occupational health management department to supervise and manage occupational health prevention and control work. In addition, we have established a management system for the provision and use of labor protective equipment to protect our employees from or mitigate occupational hazards during the production process. We have also conducted public first aid skills training to help employees master the skills of cardiopulmonary resuscitation (CPR) and the use of automated external defibrillators AEDs to safeguard life and health. As of the date of this annual report, we have complied in all material respects with the laws and regulations relating to safety in the workplace and had not identified any safety incidents that had a material adverse effect on our operations.

Development and Training

The growth of individual employees is the cornerstone of our development. To help new employees quickly adapt to the work environment, we have set up the Mentor system since 2018, focusing on one-on-one support to familiarize new employees with the office environment, understand our rules and regulations, and integrate into the team atmosphere. We have also created a technology sharing forum and conducted joint computer competitions with universities to ensure our team stays at the forefront of cutting-edge knowledge, thereby injecting continuous vitality into the Company’s innovation and development.

We encourage our employees to pursue continue learning and provide them with appropriate support. We offer comprehensive training and career development programs for our employees and have set up a mature promotion system to support their growth and career advancement.

Community Investment

In recent years, the public has become increasingly aware of corporate social responsibility and expects companies to consider the long-term development of the community in their operations, rather than focusing on short-term financial performance and shareholder returns. We are committed to contributing to our communities and understand the needs of the communities in which we operate. We have taken the following steps to support our community investment and charitable activities:

●	Popularization of science and education activities: Holding popularization lectures on automated driving combining static display and test-drive experience, National Science Popularization Day in Nansha District, National Science Popularization Day in Yuexiu District, and popularization activities for the 2024 summer study group in Qinghai. Up to now, we have organized a total of nearly 100 science popularization activities, with a total participation of over 30 thousand people.
●	Public Donation: In 2024, we organized a visit to the China Strong Angels Base in Beijing and raised more than RMB10 thousand to support the 25 athletes at the China Strong Angels Base to successfully complete the Straits Cup Baseball Tournament.
●	Public Welfare and Environmental Protection: Between 2023 and 2024, two World Earth Day environmental protection activities were organized to continuously strengthen environmental protection.
●	Farming Initiative: We have set up a fruit auction for farmers at the annual meeting in the last two years, and purchase fruit for farmers to set up a tea break at the Family Day event in 2024.

Anti-Corruption and Anti-Bribery

We abide by the code of business conduct and conduct our business in a manner consistent with ethical business standards, such as legality, fairness and integrity, and we have zero tolerance for any form of bribery or corruption. To this end, we have formulated an Anti-Bribery and Anti-Corruption Policy to regulate our daily business activities, which is monitored by our Ethics Committee.

We provide training on integrity and compliance topics to our employees to ensure that they are aware of the relevant policies and comply with applicable laws and regulations in the course of conducting business. In addition, we have a whistle-blowing mailbox to encourage all employees and third parties to report any corruption, malpractice and irregularities. We maintain strict confidentiality regarding the identity and contact information of the reporting person and prohibit any form of retaliation against those who seek advice, whistleblowers, or individuals who refuse to participate in irregularities.

Supply Chain Management

Our suppliers are categorized into strategic suppliers, key suppliers, preferred suppliers and general suppliers. To standardize the introduction, management and evaluation of suppliers, we have formulated internal systems such as the Supplier Management Regulations, set up a Supply Chain Management Committee to review and approve work processes related to supplier management, and supervise and inspect supplier management.

For new suppliers, we have established clear supplier selection criteria, evaluated suppliers’ environmental and social responsibility, required them to obtain certifications such as ISO 9001, ISO 14001, and IATF 16949, and included anti-corruption clauses in agreements with suppliers to prevent collusion and fraud. In terms of supplier management, we conduct regular and temporary evaluations of our suppliers to identify and assess the business risks and ESG risks associated with our suppliers. We prioritize products that meet environmental requirements and regularly evaluate suppliers’ environmental and social performance. Suppliers who are evaluated as pending rectification and do not cooperate within a specified period or still fail to meet requirements after rectification will be eliminated.

Product Quality and Safety

Our products have been certified and tested by professional testing organizations. We have incorporated ISO 26262, ISO 9001, and IATF 16949 automotive industry quality management system standards into our business processes to communicate the reliability and effectiveness of our products to our customers. Our assisted driving technologies demonstrate a positive contribution to social responsibility in several dimensions, with significant safety benefits designed to reduce the risk of human error on the road, which is the leading cause of accidents and fatalities worldwide. We have comprehensive functional safety and redundancy safeguards, more than a thousand monitoring designs and multiple degradation strategies, and full-process quality and safety monitoring from pre-supply, production modification, and vehicle rollout. We design self-driving cars to operate more efficiently than human-driven cars by optimizing routes, maintaining steady speeds and avoiding sudden acceleration or braking.

As of the date of this annual report, we have not been subject to any material claim or penalty in relation to any product safety issues and false advertising incidents and had been in compliance the relevant laws and regulations in all material aspects.

Competition

We face competition from primarily technology-focused companies building end-to-end technical capabilities for autonomous driving applications, and autonomous players building internal autonomous development programs. The principal competitive success factors in our market include but not limited to:

●	Technology quality, safety and reliability;
●	Vehicle engineering and integration capabilities;
●	Business model and go-to-market approach;
●	Strategic partnerships;
●	Cost efficiency; and

●	Patents and intellectual property portfolio.

Because of the depth and breadth of our talents, full-stack autonomous driving technology, differentiated go-to-market approach, and extensive strategic partnerships that drive commercialization at scale, we believe that we are able to compete favorably across these factors.

See the section titled “Item 3. Key Information—3.D. Risk Factors” for a more comprehensive description of risks related to competition.

Regulation

Regulations on Foreign Investment

The Company Law of the PRC, promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, last amended on December 29. 2023 and came into effect on July 1, 2024, governs the establishment, operation and management of companies in the PRC, including foreign-invested companies. Unless foreign investment laws provide otherwise, foreign- invested companies shall abide by the Company Law of the PRC.

On January 1, 2020, the Foreign Investment Law of the PRC (the “FIL”) became effective and simultaneously replaced the prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-invested Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

Pursuant to the FIL, China has adopted a system of pre-establishment national treatment plus a negative list with respect to foreign investment administration. The negative list shall be issued by, amended or released upon approval by the State Council, from time to time. The negative list sets forth industries in which foreign investments are prohibited and industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside of the negative list will be treated equally. Additionally, the PRC authorities also maintain a catalogue which identifies industries in China where foreign investments are proactively encouraged. This catalogue often serves as a reference for local governments in China to formulate and implement their foreign investment support policies. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), which was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and became effective on November 1, 2024, and the Catalogue of Encouraged Industries for Foreign Investment (2022 Version), which was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023, replace previous negative list and encouraging catalogue and list the categories of encouraged, restricted, and prohibited industries.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment, which became effective on January 1, 2020 and pursuant to which, foreign investors or foreign-invested enterprises shall report investment information to the MOFCOM and its local counterparts when foreign investors carry out investment activities directly or indirectly within China, and its subsequent changes are required to submit an initial or change report through the enterprise registration system.

Pursuant to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, any foreign investment that has or possibly has an impact on state security shall be subject to security review in accordance with the provisions hereof.

Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under either the prohibited or restricted categories under the PRC Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version). Additionally, the development and application of autonomous driving system is included in the PRC Catalogue of Encouraged Industries for Foreign Investment (2022 Version) as an industry in China where foreign investments are proactively encouraged. However, we have not received any specific benefits or preferential treatment as a result of this inclusion. With respect to the former VIEs that we used to have, such former VIEs, before the termination of their VIE arrangements, did not engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions. We initially established these former VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although we have never engaged in such business to date). The former VIE arrangements were terminated by our WFOEs’ acquisition of the equity interests in the former VIEs. There has not been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements and this termination did not involve the transfer of any operation, technology or license of the former VIEs to any third party.

Regulations on Autonomous Driving

On July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security (the “MPS”) and the Ministry of Transport (the “MOT”) promulgated the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (for Trial Implementation) (the “Road Testing Administrative Norms”), which came into effect on September 1, 2021 and replaced the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) issued in April 2018. The Road Testing Administrative Norms is the main national level regulation on road testing of autonomous driving vehicles in the PRC, under which, road testing refers to the testing of autonomous driving function of intelligent connected vehicles (a PRC regulatory concept that encompasses autonomous driving vehicles) carried out on the designated sections of highways, urban roads and other roads used for the passage of public motor vehicles, and “demonstrative application” of such vehicles refers to pilot and experimental activities of driving such vehicles with passengers and goods, which are carried out on designated sections of certain roads that are used for passage of public motor vehicles.

Pursuant to the Road Testing Administrative Norms, any entity intending to conduct a road testing of autonomous driving vehicles must obtain a road-testing certificate and a temporary license plate for each tested vehicle. To qualify for these required licenses, an autonomous driving applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered in the PRC with the capacity to conduct businesses in relation to intelligent connected vehicles, such as manufacturing, R&D and testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitoring of the tested vehicles, and with the ability of event recording, analysis and reproduction of the vehicles under road testing and ensuring the network security of the vehicles and the remote monitoring platforms; (ii) the vehicles must be equipped with a driving system that can switch between autonomous pilot mode and human driving mode in a safe, quick and simple manner and allows human driver to take control of the vehicle instantaneously when necessary; (iii) the vehicles must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and be able to transmit real-time data of the vehicle; (iv) the applicant entity must sign an employment or labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. The testing duration for a road testing should not exceed 18 months in principle, and should not exceed the validity period of the certificate of safety technical inspection and the insurance voucher of the tested vehicle.

Pursuant to the Road Testing Administrative Norms, a road-testing entity and a demonstrative application entity must submit a periodic report every 6 months to the competent governmental authority and provide a summary report within 1 month upon conclusion of the road testing or demonstrative application. The entity responsible for the road testing or the demonstrative application must report information on the traffic accidents during the road testing or demonstrative application to the competent authorities on a monthly basis. In case of any traffic violation, the traffic administrative department of the public security department must impose the penalties on the responsible parties in accordance with the laws and regulations on road traffic safety. In the case of serious injuries or deaths of any person or serious damage of a vehicle, the entity responsible for the road testing or the demonstrative application must report such accident to the competent governmental authority within 24 hours, and if such entity fails to report as required, its road testing or demonstrative application activities may be suspended for 24 months.

On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which strengthens the safety management of products with autopilot function and provides that such products shall at least meet the requirements as follows: (i) being able to automatically identify the failure of the autopilot system and whether the designed operating conditions are continuously satisfied, and to take measures to minimize risks; (ii) having the function of human-computer interaction to display the operating status of the autopilot system; (iii) having the event data recording system and the autopilot data recording system; (iv) satisfying the process assurance requirements, such as functional safety and network security, as well as testing requirements in relation to simulation, roads, network security, software upgrading and data recording.

On August 25, 2022, the Ministry of Natural Resources issued the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geo-information, which among others, provides that for any vehicle manufacturer, service provider or autonomous driving software provider that engages in the collection, storage, transmission and processing of certain geo-information that is surveying and mapping data in nature, if it is a domestic enterprise, it shall obtain the surveying and mapping qualification in accordance with the law or engage an agency with such qualification to carry out the surveying and mapping activities; if it is a foreign-invested enterprise, it shall engage an agency with such qualification to carry out the surveying and mapping activities. Pursuant to the Notice on Strengthening the Production, Test, Application and Management of Autopilot Maps issued by the former National Administration of Surveying, Mapping and Geo-information on February 3, 2016, without the approval of the regulatory authorities of surveying, mapping and geo-information at or above the provincial level, mapping data may not be provided to or shared with foreign entities and individuals or foreign-invested enterprises incorporated in the PRC. Pursuant to the Surveying and Mapping Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 28, 1992, and last amended on April 27, 2017 and became effective on July 1, 2017, conducting surveying and mapping activities without obtaining the necessary qualification may be ordered to cease such activities, and the unlawful gains from the surveying and mapping activities shall be confiscated. In addition, a fine of not less than one time but not more than two times of the unlawful gains from the activities may be imposed on.

None of our company, our subsidiaries or the former VIEs (before or after the termination of the former VIE arrangements) has engaged in any mapping or surveying activities, or holding the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies). Rather, our subsidiaries and the former VIEs (which subsequently became our wholly-owned subsidiaries) have been procuring standard and ancillary mapping and surveying services that support their autonomous driving algorithms and functions from independent third-party mapping data and surveying suppliers holding the relevant mapping and surveying license in China. This decision was made not due to a lack of technological capability, but rather both from an economic perspective and for PRC regulatory compliance reasons. In China, such services are generally readily attainable on reasonable terms from a number of renowned domestic technology firms specialized in digital maps and related data services (including, but not limited to, those engaged by us). Those firms provide standard mapping and surveying services not only to autonomous driving companies like us but also to automakers and other ride-hailing and logistics companies. The following table sets forth certain details of our collaboration with the three independent qualified mapping and surveying service providers in China that we transact with. These providers deliver a range of services pursuant to arm’s-length terms typically ranging from one to three years, some of which include renewal options. We do not substantially rely on any of these service providers, and we consider alternative service providers to be readily available in the PRC market, should we decide to replace any of these service providers.

Name of Service Provider	Background Information	Principal Services Procured by Pony	Fee Terms
Amap	A leading domestic digital map, navigation, and location service provide	Real-time maps and transit information on the PonyPilot mobile app and web page	One-time fixed service fees for the entire contract ter
NavInfo	A top-tier domestic supplier of integrated solutions for smart mobility applications	Provision of high-definition digital maps	One-time fixed service fees for the entire contract term
Xianli	A leading domestic supplier of data annotation services for autonomous driving and other commercial applications	The collection and handling of mapping and surveying related data	Service fees determined based on factors including the data quantities and complexity of deliverables and outputs

On August 20, 2021, the MIIT promulgated the Taxonomy of Driving Automation for Vehicles, which became effective on March 1, 2022. It provides for six levels from Level 0 to 5 for the taxonomy of driving automation, among which Level 2 refers to combined driving assistance, Level 3 refers to conditionally- automated driving, Level 4 refers to highly-automated driving and Level 5 refers to fully-automated driving. On November 17, 2023. the MIIT, the MPS, the Ministry of Housing and Urban-Rural Development and the MOT promulgated the Notice on Carrying out the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles, which provides that the aforementioned authorities will select intelligent connected vehicle products with Level 3 and Level 4 qualified for mass production as the pilot program of market access, and launch the pilot program of road passage for intelligent connected vehicle products that have been granted access within specified areas. On November 21, 2023, the MOT issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation), which specifically provides the requirements for commercial operation of autonomous vehicles in respect of the scope of application, basic principles, application scenarios, operators of autopilot transport, transport vehicles, staffing, safety assurance, supervision and administration. On July 26, 2024, the Ministry of Natural Resources promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, and emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc. On February 25, 2025, the MIIT and the SAMR promulgated the Notice on Further Strengthening the Market Access, Recall, and Software Over-the-Air Upgrade Management for Intelligent Connected Vehicles, which provides that the aforementioned authorities will implement enhanced market access and recall requirements for combined driving assistance systems, enforce coordinated oversight of automotive software over-the-air (OTA) upgrades, and mandate that manufacturers producing intelligent connected vehicles equipped with such systems submit compliance applications to the MIIT with operational validity confined to designated regulatory frameworks.

A number of local governments in China, such as Beijing, Guangzhou, Shanghai and Shenzhen, have also released rules that regulate road testing and application of autonomous driving vehicles. For example, Beijing Municipal Commission of Transport, Beijing Municipal Bureau of Public Security and Beijing Municipal Bureau of Economy and Information Technology promulgated the Implementing Rules for Road Testing Management of Autonomous Vehicles (for Trial Implementation), effective on November 12, 2020, which stipulates the detailed procedures and requirements for road testing and trial operations in Beijing, including those for general technical test, special weather test, highway test, driverless test, etc. On July 8, 2021, Guangzhou Municipal Industry and Information Technology Bureau promulgated the Opinions on Gradually Launching Regional Piloting Policies for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments, and the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments, which among others, provide that intelligent connected vehicles (autonomous driving) may be used to carry out passenger transport activities, such as taxis and buses, and carry out ordinary road freight transport (except for dangerous goods) and other demonstrative operations, provided that the relevant license, permit and other regulatory requirements are met. On November 11, 2024, Guangzhou Municipal Industry and Information Technology Bureau promulgated the Work Plan for the Application, Demonstration and Operation of Intelligent Connected Vehicles (Automatic Driving) under Different Mixed Environments (Second Version).

Regulations on Road Transport

Pursuant to the Regulations on Road Transport, which was promulgated by the State Council on April 30, 2004, last amended on July 20, 2023, and became effective on July 20, 2023, operators engaging in the road passenger transport business operations, the road freight transport business operations and road transport related business shall abide by this regulation. An operator may engage in freight transport business only after obtaining a road transport business operation license, except for those operators that use any general freight transport vehicle with a total mass of 4.5 tons or below to engage in the general freight transport business operations. In addition, any vehicle used by freight transport business operators for transportation shall obtain a vehicle operation certificate, except for those vehicles with a total mass of 4.5 tons or below. The road transport business operation license as well as the vehicle operation certificate are also required for operating the road passenger transport business.

Pursuant to the Administrative Provisions on Road Freight Transport and Stations promulgated by the MOT on June 16, 2005, last amended on November 10, 2023 and became effective on the same date, an operator of road freight transport shall engage in business operations of road freight transport within the business scope as specified in the operation license for road transport and shall hire drivers with practice qualification certificates as required by the relevant provisions. If an operator intends to establish a branch engaging in road freight transport business, it shall file for record with the competent road transport department of the place where the branch is to be established.

On August 11, 2021, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services (2021 Amended Version), which provides that cruising taxi operating services refer to the business activities of cruising on the street for attracting customers or waiting for passengers at taxi ranks, spraying and installing the taxi logos, providing travelling services for passengers through the passenger cars with seven seats or less and driving services, driving according to the wishes of passengers, and charging fares by mileage and time. Operators shall apply to the local government for providing cruising taxi services, and the local government shall issue a written decision on approving administrative licensing for cruising taxi operation, specify the business scope, the operating areas, the number of vehicles and the requirements therefor, the valid period of the right to operate cruising taxis, and other matters, and issue the road transport business license to the applicant, if the applicant is satisfied with the requirements. After verifying that the vehicles comply with the relevant requirements, the licensing authority shall issue the road transport certificates to the vehicles.

Regulations on Road Traffic Safety

The Road Traffic Safety Law, which promulgated by the SCNPC on October 28, 2003, and last amended and became effective on April 29, 2021, sets out the basic framework for road traffic safety and provides the rules for the drivers of vehicles, pedestrians, passengers and the entities and individuals involved in road traffic activities. Pursuant to the Road Traffic Safety Law, the relevant traffic control department of the public security authorities shall be in charge of determination of responsibilities in traffic accidents, which is also reiterated and brought into details by the last amended Regulation for the Implementation of the Road Traffic Safety Law of the PRC promulgated by the State Council on October 7, 2017.

On March 24, 2021, the MPS issued the Draft Proposed Amendments of the Road Traffic Safety Law (the “MPS Proposed Amendments”). The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council. However, the last amended Road Traffic Safety Law did not adopt the aforementioned proposed amendments.

Regulations on Cybersecurity, Information Security, Privacy and Data Protection

Cybersecurity

Pursuant to the National Security Law of the PRC promulgated by the SCNPC on February 22, 1993 and latest amended and became effective on July 1, 2015, the state shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security, so as to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017. The Cybersecurity Law requires network operators to perform certain functions related to cyber security protection and strengthen the network information management. For instance, under the Cybersecurity Law, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC, fulfill additional obligations of security protection, and is subject to cybersecurity review when purchasing of network products and services that may threaten the national security. When collecting and using personal information, in accordance with the Cybersecurity Law, network operators shall abide by the “lawful, justifiable and necessary” principles. Network operators shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Network operators shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent specific person from being identified and such information from being restored.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (the “CII Regulations”), effective on September 1, 2021. Pursuant to the CII Regulations, a “critical information infrastructure” has the meaning of an important network facility and information system in important industries such as, among others, public communications and information services, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, as well as other important network facilities and information systems that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage. The competent regulatory authorities as well as the supervision and administrative authorities of the aforementioned important industries and sectors will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.

On December 28, 2021, thirteen regulatory authorities, including the Cyberspace Administration of China (the “CAC”), the China Securities Regulatory Commission (the “CSRC”), jointly released the Cybersecurity Review Measures (the “Cybersecurity Review Measures”) which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators holding personal information of over one million users shall apply for cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk.

On July 22, 2020, the MPS issued the Guiding Opinions on Implementing the Multi-Level Protection Scheme for Cybersecurity and the Security Protection System for Critical Information Infrastructure (the “Guiding Opinions on MLPS and CII”). The Guiding Opinions on MLPS and CII restates the basic principles and work objectives of implementing the requirements on multi-level protection scheme and security protection of critical information infrastructure, and requires network operators to undertake the assessment and filing of their own network systems in time under the multi-level protection scheme. In addition, according to the Guiding Opinions on MLPS and CII, the industrial regulatory authorities shall develop the rules for the identification of critical information infrastructure in such industries, promptly notify the relevant operators of the identification results and report the same to the MPS for record.

Data Protection

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On August 16, 2021, five regulatory authorities, including the CAC, promulgated the Several Provisions on the Administration of Automotive Data Security Management (for Trial Implementation) (the “Provisions on Automotive Data Security”), which became effective on October 1, 2021. The Provisions on Automotive Data Security clearly defines the definition of “automotive data”, “processing of automotive data”, “automotive data processor”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automotive data operating activities within the PRC. Furthermore, the Provisions on Automotive Data Security also prescribes the implementation of classified protection of cybersecurity, the obligations of automotive data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for processing sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.

On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (for Trial Implementation) (the “MIIT Measures for Data Security”), which became effective on January 1, 2023. In accordance with the MIIT Measures for Data Security, data processors in the field of industry and information technology shall classify data firstly based on the data’s category and then match the corresponding organizational and technical measures. It also imposes certain obligations on them in relation to, among others, implementation of data full-life security protection system which includes data collection, data storage, data usage, data transmission, data disclosure, safety audit and emergency plans.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer (the “Measures for Data Cross-border Transfer”), which became effective on September 1, 2022. The Measures for Data Cross-border Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contains important data; (ii) where a personal information processor that has processed personal information of more than one million individuals or an critical information infrastructure operator provides personal information overseas; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Cross-border Transfer of Personal Information (the “Measures for Standard Contract”), which became effective on June 1, 2023. The Measures for Standard Contract requires that any personal information processor transferring personal information abroad by entering into the standard contract shall meet all of the following conditions: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Where there are other relevant provisions in any laws, administrative regulations or rules of the CAC, such provisions shall apply. It also emphasizes that any personal information processor shall not use methods such as quantity splitting of the personal information that is required by law to undergo the security assessment for data cross-border transfer under the Measures for Data Cross-border Transfer. The standard contract shall be concluded in strict accordance with the annex of the Measures for Standard Contract, and the personal information processors shall, within 10 working days after the standard contract enters into effect, apply for filing with the local cyberspace administration at the provincial level.

On March 22, 2024, the Provisions on Promoting and Regulating Cross-border Data Flows (the “New Provisions on Cross-border Data Flows”), which’s promulgated by the CAC, became effective. Under the New Provisions on Cross-border Data Flows, to provide the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data, to overseas parties, it is exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information. It also emphasizes that, where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year, it may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information.

On September 24, 2024, the Regulation on Network Data Security Management (the “Network Data Regulation”) was promulgated by the State Council, and became effective as of January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Personal Information Protection

On May 28, 2020, the SCNPC adopted the Civil Code of the PRC (the “Civil Code”), effective on January 1, 2021. Pursuant to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. In addition, any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor shall not divulge or falsify the personal information collected and stored by it, or illegally provide the personal information of an individual to others without the consent of such individual , except for information that has been processed so that specific person cannot be identified and that cannot be restored.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “Personal Information Protection Law”), which integrates the scattered rules with respect to personal information rights and privacy protection and became effective on November 1, 2021. The Personal Information Protection Law applies to personal information processing activities within China, as well as certain personal information processing activities outside China, including those for provision of products and services to natural persons within China or for analyzing and assessing acts of natural persons within China. The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose, the method of processing, the type of personal information processed and retention period to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation etc. Processors processing personal information exceeding the threshold to be set by the CAC and operators of critical information infrastructure are required to store, within the territory of the PRC, the personal information collected and produced within the territory of the PRC. Furthermore, the Personal Information Protection Law also provides for the rights of natural persons whose personal information is processed, and takes special care of the personal information of children under 14 and other sensitive personal information.

On July 16, 2013, the MIIT promulgated the Regulations on Protection of Personal Information of Telecommunication and Internet Users, which took effect on September 1, 2013, to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in China. Telecommunication business operators and Internet service providers are required to constitute their own rules for the collection and use of users’ personal information and they cannot collect or use their information without users’ consent. Telecommunication business operators and Internet service providers must specify the purposes, manners and scopes of personal information collection and usage, and keep the collected personal information confidential. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On January 23, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restate the requirement of legal collection and use of personal information, and announces that the above departments jointly organize the special governance against the illegal collection and use of personal information in China from January to December 2019.

In March 2019, the Personal Information Protection Tasks Force on Apps issued the Guide to the Self-Assessment of Illegal Collection and Use of Personal Information by Apps, which’s recommended to be used by App operators to carry out self-check concerning their collection and use of personal information, in the aspects of texts of privacy policies, activities of collection and use of personal information by Apps, and protection of users’ rights by App operators.

On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.

On March 12, 2021, the CAC, the MIIT, the MPS and the SAMR jointly promulgated the Provisions on the Scope of Essential Personal Information for Common Types of Mobile Internet Applications with effective date from May 1, 2021. In relation to ride hailing applications, the basic functional services are “online taxi booking service, cruise taxi call service”, for which the necessary personal information includes mobile phone numbers, place of departure, place of destination, location information, whereabouts and tracks of passengers and payment information. In addition, Internet application operators shall not refuse users from using the basic functions of the Internet application on the ground that users do not agree to the collection of unnecessary personal information.

On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection (the “Measures for Compliance Audit”), which will become effective as of May 1, 2025. The Measures for Compliance Audit provide detailed provisions on the scope of compliance audit activities, implementation procedures, selection of audit institutions, audit frequency, and obligations of personal information processors and professional institutions during compliance audits. Among others, personal information processors handling the personal information of more than 1 million individuals are required to designate a person in charge of personal information protection to oversee the compliance audit activities.

Regulations on Foreign Exchange Control and Dividend Distribution

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administrative Regulations of the PRC promulgated by the State Council on January 29, 1996, and last amended and became effective on August 5, 2008, Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments after the relevant financial institutions have reasonably examined the authenticity of the transactions and their consistency with foreign exchange receipts and payments, but are not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside the PRC unless the approval of the State Administration of Foreign Exchange of the PRC (the “SAFE”) or its local counterparts is obtained in advance.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (the “Circular 19”), which became effective on June 1, 2015 and amended in 2019 and 2023. The SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “Circular 16”) on June 9, 2016, which, among other things, amended certain provisions of the Circular 19. According to the Circular 19 and the Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the Circular 19 or the Circular 16 could result in administrative penalties.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits.

On October 23, 2019, the SAFE issued the Notice on Further Promoting Cross-border Trade and Investment Facilitation and last amended on December 4, 2023 by the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (the “Circular 28”), which expressly allows foreign- invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business (the “Circular 8”). The Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. Under the SAFE Circular 37, (i) before the PRC residents or entities conducting investment in offshore special purpose vehicles with their legitimate onshore and offshore assets or equities, they must register with local SAFE branches with respect to their investments; and (ii) following the initial registration, they must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term, increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions).

The SAFE further promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment on February 13, 2015, which came into effect on June 1, 2015 and allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control the company from time to time are required to register with the SAFE in connection with their investments in the company. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of foreign exchange controls.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on the PRC accounting standards to other reserve funds. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset and the reserve funds have been funded. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Intellectual Property

Patent

The Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 and became effective on June 1, 2021, provides for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

The Copyright Law of the PRC (the “Copyright Law”), which first became effective on June 1, 1991, and was latest amended in 2020 and became effective on June 1, 2021, provides that PRC citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on June 4, 1991, and amended on January 30, 2013 and became effective on March 1, 2013, software copyright owners may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. Software copyright owners may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark

Pursuant to the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, and last amended on April 23, 2019 and became effective on November 11, 2019, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. A registered trademark is valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, and the Implementing Rules on Registration of National Top-level Domain Names promulgated by China Internet Network Information Centre and took into effect on June 18, 2019. The domain name services follow a “first come, first file” principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated by the SCNPC on March 16, 2007, and was last amended and became effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007, and was last amended and became effective on January 20, 2025, enterprises are classified as “resident enterprises” and “non-resident enterprises”, and both resident enterprises and non-resident enterprises are subject to tax in the PRC. Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered to be PRC resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income. The EITIR defines “de facto management bodies” as “establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise.

Pursuant to Notice of the State Taxation Administration on Issues about the Determination of Chinese- Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management (the “STA Circular 82”) issued by the State Taxation Administration of the PRC (the “STA”) in April 2009 and amended in December 2017, an overseas registered enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations are mainly located in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies located in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) no less than half of the enterprise’s directors or senior management with voting rights reside in the PRC. The STA issued additional rules to provide more guidance on the implementation of STA Circular 82 in July 2011, and issued an amendment to STA Circular 82 in January 2014 delegating the authority to its provincial branches to determine whether a Chinese-controlled overseas-incorporated enterprise should be considered a PRC resident enterprise. Although the STA Circular 82, the additional guidance and its amendment only apply to overseas registered enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC individuals or foreigners. If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global income, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”

In addition, pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Dividends Withholding Tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such tax arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR.

However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the STA and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by the STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Furthermore, the Administrative Measures for Convention Treatment for Non-resident Taxpayers, which became effective on January 1, 2020, require that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming for the enjoyment of treaty benefits, and retention of the relevant materials for future inspection.” Where a non-PRC resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through a withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and subject to subsequent administration by relevant competent tax authorities.

Value-added Tax and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax. In November 2011, the Ministry of Finance (the “MOF”) and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the MOF and the STA promulgated five circulars to further expand the scope of services that are to be subject to value-added tax (the “VAT”) instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services, and from May 1, 2016, VAT replaced business tax in all industries on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People’s Republic of China on Value Added Tax to reflect the normalization of the pilot program.

On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement of Strengthening Reform of VAT Policies (the “Announcement No. 39”), which provides certain VAT reduction arrangements. According to the Announcement No. 39: (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is respectively adjusted to 13% or 9%; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Enterprise Income Tax on Indirect Transfer of Non-PRC Resident Enterprises

On December 10, 2009, the STA issued the Notice on Strengthening the Administration of Enterprise Income Tax on Equity Transfers of Non-PRC Resident Enterprises (the “Circular 698”). By promulgating and implementing the Circular 698, the PRC tax authorities enhanced their scrutiny over the indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The STA further issued the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-PRC Resident Enterprises (the “STA Circular 7”) on February 3, 2015, which replaces certain provisions in the Circular 698. The STA Circular 7 introduces a new tax regime that is significantly different from that under the Circular 698. The STA Circular 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under the Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. The STA Circular 7 also provides clearer criteria than the Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Where a non-resident enterprise indirectly transfers equity interests or other assets of a PRC resident enterprise by implementing arrangements that are not for reasonable commercial purposes to avoid its obligation to pay enterprise income tax, such an indirect transfer shall, in accordance with the EIT Law, be recognized by the competent PRC tax authorities as a direct transfer of equity interests or other assets of the PRC resident enterprise.

On October 17, 2017, the STA promulgated the Announcement on Matters Concerning Withholding and Payment of Income Tax of Non-PRC Resident Enterprises from Source (the “STA Circular 37”), which replaced the Circular 698 and certain provisions in the STA Circular 7 on December 1, 2017 and was partly amended on June 15, 2018. The STA Circular 37, among other things, simplifies the procedures of withholding and payment of income tax levied on non-resident enterprises. Pursuant to STA Circular 37, where the party responsible for withholding such income tax did not, or was unable to, withhold the taxes that should have been withheld to the relevant tax authority, the party may be subject to penalties. Where the non-PRC resident enterprise receiving such income failed to declare and pay taxes that should have been withheld to the relevant tax authority, the party may be ordered to rectify within a specific time limit.

Regulations on Employment and Social Welfare

The Labor Contract Law

The PRC employment laws and regulations mainly include the Labor Law of the PRC promulgated by the SCNPC on July 5, 1994, and last amended and became effective on December 29, 2018, the Labor Contract Law of the PRC promulgated by the SCNPC on June 29, 2007, and amended on December 28, 2012 and became effective on July 1, 2013, and the Regulations on the Implementation of the Labor Contract Law promulgated by the State Council and became effective on September 18, 2008. According to such employment laws and regulations, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage standard and must be paid in a timely manner. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant training to its employees. It is required that employers provide safe and sanitary working conditions for employees.

Social Insurance and Housing Fund

Pursuant to the Social Security Law of the PRC, which was promulgated by the SCNPC on October 28, 2010, and was amended on December 29, 2018, and other relevant PRC laws and regulations such as the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective on January 22, 1999 and amended on March 24, 2019, Regulations on Work Injury Insurance implemented on January 1, 2004 and amended on December 20, 2010, Regulations on Unemployment Insurance promulgated on January 22, 1999 and Trial Measures on Employee Maternity Insurance of Enterprises implemented on January 1, 1995, the employer shall contribute to social insurance plans covering basic pensions insurance, basic medical insurance, maternity insurance, employment injury insurance and unemployment insurance. Basic pension, medical and unemployment insurance contributions shall be paid by both employers and employees, while employment injury insurance and maternity insurance contributions shall be paid only by employers, and employers who failed to promptly contribute social security premiums in full amount shall be ordered by the social security premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a late payment fee, and where late payment fee is not made within the stipulated period, the relevant administrative authorities shall impose a fine.

Pursuant to the Regulations on the Administration of Housing Fund, which was promulgated by the State Council on April 3, 1999, and last amended and became effective on March 24, 2019, enterprises in the PRC must register with the competent managing center for housing provident funds and upon the examination by such center, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing provident funds. Enterprises are also required to pay and deposit housing provident funds on behalf of their employees in full and in a timely manner. Employers that violate these regulations and fail to process housing provident fund payments or deposit registrations with the housing provident fund administration center within a designated period are subject to a fine.

Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch issued on January 24, 2014, and implemented on March 1, 2014, by the Ministry of Human Resources and Social Security, employers may only use dispatched workers for temporary, ancillary, or substitute positions. The aforementioned temporary positions shall mean positions lasting for no more than six months; ancillary positions shall mean positions of non-major business that serve positions of major business; and substitute positions shall mean positions that can be substituted by other workers for a certain period during which the workers who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. Pursuant to the Interim Provisions on Labor Dispatch, employers should strictly control the number of dispatched workers, and the number of the dispatched workers shall not exceed 10% of the total amount of their employees. Pursuant to the Labor Contract Law, where rectification is not made within the stipulated period, the employers may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker exceeding the 10% threshold.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with the SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Regulations on Anti-Monopoly and Anti-Unfair Competition

Pursuant to the Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which was amended on June 24, 2022 and became effective on August 1, 2022, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-monopoly Guidelines for the Platform Economy Sector (the “Anti-monopoly Guideline”), aiming to improve anti-monopoly administration on online platforms. The Anti-monopoly Guideline, operating as the compliance guidance under the existing PRC anti-monopoly regulatory regime for platform economy operators, specifically prohibits certain acts of the platform economy operators that may have the effect of eliminating or limiting market competition, such as concentration of undertakings.

Pursuant to the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993, which was amended on April 23, 2019 and became effective on the same date, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, State-owned Assets Supervision and Administration Commission of the State Council, STA, State Administration for Industry and Commerce of the PRC, CSRC and SAFE, issued the Regulations on Merger with and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also require offshore special purpose vehicles that controlled by PRC companies or individuals and formed for overseas listing purposes through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain the approval of China Securities Regulatory Commission prior to publicly listing their securities on an overseas stock exchange.

On February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Circular 6”), which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “MOFCOM Security Review Regulations”), which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China.

The Overseas Listing Filing Rules provide that (i) the filing applications be submitted to the CSRC within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change. The Overseas Listing Filing Rules states that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the Overseas Listing Filing Rules.

Based on the Overseas Listing Trial Measures, violation of the Overseas Listing Trial Measures or the completion of an overseas listing in breach of the conditions listed in the Overseas Listing Trial Measures may result in rectification, warning and a fine ranging from RMB1,000,000 to RMB10,000,000. Furthermore, the controlling shareholders and actual controllers of the relevant PRC domestic companies that organize or instruct such violations or enable such violations by concealing relevant matters, may be subject to a fine ranging from RMB1,000,000 to RMB10,000,000; and the directly responsible supervisors and other directly liable persons may be subject to warning and a fine ranging from RMB500,000 to RMB5,000,000.

On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

U.S. Regulations

While autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States, there has been relatively little mandatory government regulation of the autonomous driving industry to date in the United States. At both the federal and state levels, the United States provides a positive regulatory environment to permit safe testing and development of autonomous vehicle functionality. Currently, there are no Federal Motor Vehicle Safety Standards (“FMVSS”) that relate to the performance of autonomous driving technology. Further, there are currently no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads.

As of now, the safety of commercial motor vehicles is regulated by the NHTSA and the Federal Motor Carrier Safety Administration (the “FMCSA”). NHTSA establishes the FFMVSS for motor vehicles and motor vehicle equipment and oversees the actions that manufacturers of motor vehicles and motor vehicle equipment are required to take regarding the reporting of information related to defects or injuries related to their products and the recall and repair of vehicles and equipment that contain safety defects or fail to comply with the FMVSS. FMCSA regulates the safety of commercial motor carriers operating in interstate commerce, the qualifications and safety of commercial motor vehicle drivers, and the safe operation of commercial trucks.

Motor vehicle equipment manufacturers are subject to existing stringent requirements under the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions. They are also subject to the existing TREAD Act, which requires motor vehicle equipment manufacturers to comply with “Early Warning” requirements by reporting certain information to the NHTSA, such as information related to defects or reports of injury. The TREAD Act imposes criminal liability for violating such requirements if a defect subsequently causes death or bodily injury.

At the state level, states, such as Arizona, Florida, Nevada, and Texas, continue to attract autonomous driving companies with a welcoming regulatory climate that provides the predictability necessary to deploy autonomous driving technology in those communities. Some states, particularly California, impose restrictions and enforce some operational or registration requirements for certain autonomous functions, and many other states are still considering them.

In addition, the autonomous driving industry is also subject to trade, customs product classification and sourcing regulations as well as various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. Specifically, it’s subject the laws and regulations of export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety. Moreover, it’s subject to environmental regulations, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses and inspections of company facilities and products.

The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, in 2018, California enacted the California Consumer Privacy Act , which came into effect on January 1, 2020, and has since been amended by the California Privacy Rights Act which came into effect on January 1, 2023 (collectively, the “CCPA”). The CCPA creates individual privacy rights for California residents, including rights to opt out of certain processing such as the transfer of personal information for the purpose of cross contextual behavioral advertising, the processing of sensitive personal information for certain purposes, as well as “sales” of personal information, and increases the privacy and security obligations of entities handling personal information of California consumers and meeting certain thresholds. The CCPA is currently enforceable by the California Attorney General, and provides for civil penalties for violations as well as a private right of action for certain data breaches that result in the unauthorized access to, or exfiltration, theft or disclosure of certain types of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, class action data breach litigation. Though regulatory fines have been imposed, the CCPA has not been subject to significant litigation and judicial interpretation and it remains unclear how various provisions will be enforced. Additionally, the CCPA’s further expansion under the California Privacy Rights Act may impact our business particularly given its establishment of a new regulatory agency dedicated to enforcing the CCPA’s requirements in addition to the California Attorney General, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses, and potentially change our business practices, in an effort to comply.

In addition, many similar laws have been proposed at the federal level and in other states. For instance, the state of Nevada recently enacted a law that went into force on October 1, 2019 and requires companies to honor consumers’ requests to no longer sell their data. Violators may be subject to injunctions and civil penalties of up to $5,000 per violation. New legislation proposed or enacted in Illinois, Massachusetts, New Jersey, New York, Rhode Island, Washington, and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer, and otherwise process confidential, sensitive, and personal information, and will continue to shape the data privacy environment throughout the United States. State laws are changing rapidly and there is discussion in the U.S. Congress of a new federal data protection and privacy law to which the autonomous driving industry would become subject if it is enacted.

For detailed discussion of other applicable U.S. Regulations, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We could be negatively impacted by possible changes to the U.S. government’s new China-focused Outbound Investment Program; these developments may adversely affect our business, financial condition, results of operations, and the value of the ADS,” “—Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations,” and “—We are subject to U.S. export controls that could restrict our ability to transfer certain of our products and technologies, both within our company or to external parties, including potential customers; increasingly restrictive U.S. export controls directed toward China, in particular its artificial intelligence industry, could also limit our ability to obtain advanced semiconductors and other technology that could be needed to develop our products.”

4.C. Organizational Structure

The following chart shows our corporate structure as of the date of this annual report.

Notes:

(1)	In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.
(2)	Yancheng Poplar LLP is a limited partnership incorporated in the PRC, 62% of the partnership interest of which is held by Beijing (ZX) Pony AI Technology Co., Ltd.. The remaining 38% partnership interest in Yancheng Poplar LLP is held by an individual as the limited partner.

Prior Contractual Arrangements with the Former VIEs and Their Shareholders

Historically, we established a series of contractual arrangements with the former VIEs and their shareholders although our business was not subject to any foreign ownership restrictions under the applicable PRC laws and regulations.

Pony AI Inc. is an exempted company registered in the Cayman Islands. Beijing (HX) Pony and Guangzhou (HX) Pony, our PRC subsidiaries, are considered foreign-invested enterprises. Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Beijing (ZX) Pony as well as its shareholders. Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Guangzhou (ZX) Pony as well as its shareholders. As a result of these prior contractual arrangements, we exerted effective control over, and were considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under the U.S. GAAP, for accounting purposes, for the years ended December 31, 2022 and 2023.

We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024.

4.D. Property, Plant and Equipment

Our principal executive office is located in Guangzhou, China, with an aggregate of 13,251.15 square meters, primarily for corporate administration as well as research and development. We currently do not own any properties. As of December 31, 2024, we had leased properties in Beijing, Shanghai, Shenzhen and some other cities in China, with a total of 35,703.36 square meters, primarily for office, research and development and fleet operation uses. In addition, we operate internationally with leased offices and facilities in the United States, including Fremont, California, with an aggregate of 36,403 square feet. We believe that our current facilities are adequate to meet our current needs.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Item 3.D. Risk Factors” and “Forward-looking Information” included elsewhere in this annual report.

5.A. Operating Results

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact our ability to capitalize on the growth of our total addressable market, including overall economic growth in China and globally, technological advancement, public perception towards our technology, geopolitical relations, regulatory oversight and competitive landscape within our industry. Changes in any of these general factors could affect our business and results of operations.

In addition, in light of the current stage of our development (particularly our large-scale commercialization efforts), we believe that our future financial position and results of operations depend to a significant extent on (i) our ability to execute our go-to-market strategies to commercialize our technology at scale, (ii) our R&D efforts and investments, (iii) our strategic partnerships, and (iv) our operational efficiency, as elaborated below:

Our Ability to Execute Our Go-to-Market Strategies to Commercialize Our Autonomous Driving Technology at Scale

Our ability to generate sustainable revenues and become financially profitable in the long term depends largely upon the progression of the large-scale commercial deployment of our autonomous driving technology. To date, we have achieved milestones in developing our Virtual Driver that enables safe, reliable autonomous driving experience, and we are transitioning from technology development to mass deployment across different commercial use cases, primarily robotaxi and robotruck services:

●	Robotaxi services: We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China, and have begun to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, Guangzhou and Shenzhen. As of April 10, 2025, we operated a fleet consisting of over 270 robotaxis.
●	Robotruck services: We operated a fleet of over 190 robotrucks as of April 10, 2025, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks, with safety drivers to fulfill its freight orders within its existing nationwide logistics network.
●	Licensing and applications: Our licensing and applications business has secured contracts of ADAS solutions, proprietary vehicle domain controller products and data analytics tools from OEMs and other industry participants. We capitalize on our robust technology capabilities by offering POV intelligent driving solutions and other value-added technological services. We also offer V2X (vehicle-to-everything) products and services to enhance road safety and improve transportation efficiency and experience.

While we have started generating revenues from these initial commercialization attempts, we expect both the scale and composition of our revenues to vary significantly once we achieve large-scale commercial deployment of our autonomous driving technology through executing our go-to-market strategies. Specifically, we will focus on generating revenues for our robotaxi and robotruck services in the near future. However, should our assumptions about our go-to-market strategies prove overly optimistic, or if we fail to execute our go-to-market strategies cost-effectively and achieve significant milestones along the way towards commercialization, we may fail to generate revenues and operating cash flow and may experience delays to our ability to achieve profitability. This may also result in changes in our go-to-market strategies, which could lead to unanticipated cost overruns. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties.”

Continued Investments in Technology Development and Innovation

We believe our leadership in the autonomous driving industry is underpinned by our robust technological capabilities. We have historically dedicated significant resources towards research and development. In 2022, 2023 and 2024, we recorded research and development expenses of US$153.6 million, US$122.7 million and US$240.2 million, respectively, among which 70.8%, 61.6% and 76.9% were employee compensation for our research and development staff. Specifically, we have invested heavily in recruiting and retaining talent, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and vehicle engineering. As we believe our market success and financial performance will significantly depend on our ability to maintain our technological leadership, we will continue to invest in technology development and innovation to grow our competitive strengths against our peers. As our business expands, we also seek to consolidate our internal research and development functions to optimize resource allocation and improve efficiency in technology development.

Our Ability to Deepen and Expand Strategic Partnerships

We have historically benefited from our strategic relationships with business partners, including leading OEMs, TNCs, logistics platforms, hardware component companies and other industry stakeholders. These strategic partnerships have allowed us to focus our endeavors on technology development while improving our ability to scale and monetize our technology globally in the long run. To achieve large-scale commercial deployment of our autonomous driving technology, we plan to deepen our relationships with existing partners and explore new collaboration opportunities across different areas. For example, we will continue to collaborate with leading OEMs on the one hand, to rapidly scale our autonomous vehicle fleets, and with TNCs and logistics platforms on the other hand to accelerate the commercial deployment of our robotaxi and robotruck services. Guided by our established go-to-market strategies, we will also seek to expand our collaborative ecosystem along the industry value chain.

Our Ability to Improve Operating Efficiency

We aim to improve operating efficiency in every aspect of our business, such as research and development, supply chain, collaboration with business partners, sales and marketing, as well as service offerings. As we continue to scale our autonomous driving technology, we also intend to improve our operational efficiency with a view towards achieving long-term profitability. For example, while we currently operate our autonomous vehicle fleets by ourselves, we may seek to collaborate with third-party “fleet companies” funded by third-party fleet owners, which, under such proposed business model, will bear substantially all of capital expenditure related to fleet acquisition and other fleet operating costs and expenses. Additionally, we have sought to enhance the management of our operating expenses by implementing various expense control measures. As a result, our cost mix and operating expenses may vary significantly in the future as our revenue models continue to evolve and as our operating efficiency continues to improve through economies of scale.

Key Components of Results of Operations

Revenues

We are at a relatively early stage of generating revenues and diversifying our customer base. In the past, we have generated our revenues from (i) robotaxi services, (ii) robotruck services, and (iii) licensing and applications and have experienced significant changes in our revenue mix. We expect the scale and composition of our revenues to continue to vary significantly in the future as we continue to execute our go-to-market strategies.

The following table sets forth a breakdown of our revenues by business activities, in absolute amounts and as percentages of total revenues, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues
Robotaxi services	8,967	13.1	7,675	10.7	7,266	9.7
Robotruck services	22,368	32.7	25,021	34.8	40,365	53.8
Licensing and applications	37,051	54.2	39,203	54.5	27,394	36.5
Total revenues	68,386	100.0	71,899	100.0	75,025	100.0

Robotaxi services. We generate robotaxi revenues primarily by (a) providing a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to leading OEMs and TNCs, helping them seamlessly integrate our autonomous driving technology with their vehicle platforms, and to a much lesser extent, and (b) charging passengers fare for their rides with our robotaxis. We currently offer fare-charging robotaxi services across all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, and we intend to introduce such services to broader geographies in China in the future through self-owned fleets and/or fleets owned and operated by third-party fleet companies.

As the commercial deployment of our robotaxi services accelerates, we expect our robotaxi revenues to continue to grow both in absolute amount and by percentage of our total revenues in the future. In particular, revenues generated from passenger fare, as well as fees generated from operating robotaxis for TNCs and fleet companies, where applicable, are expected to increase alongside the growth of our own and/or third-party owned robotaxi fleets as we approach large-scale commercialization in the long run. Additionally, we will continue to adapt our revenue model based on market conditions and explore additional monetization opportunities for our robotaxi services.

Robotruck services. We generate robotruck revenues mainly by using our robotruck fleets to provide paid transportation services to logistics platforms. We charge them service fees by mileage depending on specific transport routes and/or by tonnage. As we continue to scale our robotruck fleets, we expect such revenues to grow in the near future.

Currently, we also generate a limited portion of our robotruck revenues from offering our full-stack Virtual Driver to truck OEMs, which integrate our technology into their vehicle platforms to enable autonomous driving functionality. We expect such revenues to continue to increase in the near future. As the customer base for our Virtual Driver continues to grow, we may develop new robotruck revenue streams including charging these customers recurring licensing fees for using our Virtual Driver technology. To a much lesser extent, we also generate robotruck revenues through providing AV engineering solutions, including customized software development, vehicle integration, engineering, and road testing, to customers. This assists in enhancing autonomous driving capabilities and overall performance of their intelligent trucks.

Licensing and applications. We generate licensing and applications revenues primarily through (a) offering POV intelligent solutions, including intelligent driving software solutions, proprietary vehicle domain controller products and data analytics tools to OEMs and other industry participants to empower vehicles to achieve higher levels of driving automation; (b) providing certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases; and (c) offering V2X (vehicle-to-everything) products and services to enhance road safety, and improve transportation efficiency and experience.

While we have historically generated a significant portion of our revenues from licensing and applications, we expect our licensing and applications revenues, as a percentage of our total revenues, to decrease in the long term as we continue to grow our robotaxi and robotruck revenues.

By the nature of services based on the revenue recognition policies applicable to such services, our revenue streams can also be categorized into (i) engineering solution services, representing primarily the services and software solutions we offer to OEMs and other industry participants, (ii) virtual driver operation services, consisting of fare we collect from passengers for their rides with our robotaxis, and transportation service fees we charge logistics platforms, and (iii) sales of products, including AV hardware kit used in our Virtual Driver and our vehicle domain controller products. In 2022, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$45.0 million, US$21.4 million and US$2.0 million, respectively. In 2023, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$40.6 million, US$23.9 million and US$7.4 million, respectively. In 2024, revenues generated from engineering solution services, virtual driver operation services and sales of products were US$28.0 million, US$39.4 million and US$7.6 million, respectively. For details, see Note 2(i) to our audited consolidated financial statements included elsewhere in this annual report.

Cost of revenues

Our cost of revenues consists primarily of (i) fleet operation expenses, primarily representing tolls and fuel costs incurred by our self-owned robotaxi and robotruck fleets, third-party transportation expenses and other expenses relating to fleet operations and maintenance, (ii) employee compensation representing salaries, welfare and bonuses for our engineers, safety drivers and other personnel in relation to the provision of our services and solutions to customers, (iii) direct operating and materials costs, consisting primarily of expenses relating to materials and supplies and R&D support and other third-party professional services in relation to the provision of our services and solutions to customers, and (iv) others, mainly including traveling expenses, depreciation and amortization, and other office and utility expenses.

Similar to our revenues in 2022, 2023 and 2024, our cost mix experienced changes in the historical periods as we remained in relatively early stages of commercialization and diversifying our revenue streams. As a result, we expect the amounts and composition of our cost of revenues to continue to evolve in the near future.

The following table sets forth a breakdown of our cost of revenues, both in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues
Fleet operation expenses	18,658	51.3	20,882	38.0	35,026	55.1
Employee compensation	9,249	25.5	11,372	20.7	14,863	23.4
Direct operating and material costs	7,807	21.5	21,498	39.1	12,580	19.8
Others	608	1.7	1,263	2.2	1,153	1.7
Total cost of revenues	36,322	100.0	55,015	100.0	63,622	100.0

Operating expenses

The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses
Research and development expenses	153,601	75.7	122,707	76.6	240,179	80.9
Selling, general and administrative expenses	49,178	24.3	37,417	23.4	56,747	19.1
Total operating expenses	202,779	100.0	160,124	100.0	296,926	100.0

Research and development expenses

Our research and development expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our research and development staff, which include engineers and other personnel responsible for the design, development and testing of our autonomous driving technology, (ii) development and testing expenses, consisting primarily of expenses relating to materials and supplies, third-party research and development and other professional services, and vehicle operations, testing and maintenance for research and development purpose, (iii) depreciation and amortization in relation to our vehicles for research and development purposes, server and network equipment, (iv) others, mainly including rental and office administrative expenses in relation to our research and development activities.

The following table sets forth a breakdown of our research and development expenses, both in absolute amounts and as percentages of our total research and development expenses, for the periods indicated.

	Year Ended December 31,
	2022		2023		2023
	US$	%	US$	%	US$	%
Research and development expenses
Employee compensation	108,772	70.8	75,586	61.6	184,683	76.9
Development and testing expenses	25,014	16.3	28,343	23.1	41,884	17.4
Depreciation and amortization	15,789	10.3	12,517	10.2	7,358	3.1
Others	4,026	2.6	6,261	5.1	6,254	2.6
Total research and development expenses	153,601	100.0	122,707	100.0	240,179	100.0

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of (i) employee compensation, representing salaries, welfare and bonuses as well as share-based compensation for our selling, general and administrative employees, (ii) professional service expenses, which consist primarily of outsourcing fees relating to human resources and IT functions and fees paid to auditors and external legal counsels, (iii) rental and office administrative expenses, and (iv) others, mainly including depreciation and amortization.

The following table sets forth a breakdown of our selling, general and administrative expenses, both in absolute amounts and as percentages of our total selling, general and administrative expenses, for the periods indicated.

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Selling, general and administrative expenses
Employee compensation	30,267	61.6	20,786	55.6	45,807	80.7
Professional service expenses	9,890	20.1	9,282	24.8	4,234	7.5
Rental and office administrative expenses	6,251	12.7	4,819	12.9	5,679	10.0
Others	2,770	5.6	2,530	6.7	1,027	1.8
Total selling, general and administrative expenses	49,178	100.0	37,417	100.0	56,747	100.0

Investment income

Our investment income consists primarily of interest on time and structured deposits and gains from investments.

Changes in fair value of warrants liability

Our changes in fair value of warrants liability arise from changes in the carrying amount of the warrants that we issued to some of our Series D investors, which allowed the investors to acquire our Series D preferred shares after the investors obtain the requisite outbound direct investment approval from relevant regulatory authorities in China. For further information, see Note 12 to our audited consolidated financial statements included elsewhere in this annual report.

Other income and expenses

Our other income includes primarily government grants, fair value change of equity securities and foreign exchange gains. Our other expenses include primarily foreign exchange losses.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current tax laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, payments of dividends and capital in respect of our shares are not subject to taxation, and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to the Cayman Islands income or corporation tax.

United States

Our subsidiary incorporated in the United States, namely Pony. AI, Inc., is subject to federal income tax in the United States at the rate of 21% (in addition to any state and local taxes, as applicable) for each of the years ended December 31, 2022, 2023 and 2024.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment in 2018 and 2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million; and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by our Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, which was most recently amended December 29, 2018, our PRC subsidiaries are subject to the statutory rate of 25%, except for preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

For example, enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Certain of our PRC subsidiaries, namely Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony, Guangzhou (HX) Pony, Jiangsu Rye Data Technology Co., Ltd., Shenzhen (YX) Pony, Beijing (YX) Pony and Shanghai (YX) Pony were recognized as “high and new technology enterprises”, and therefore enjoyed a preferential tax rate of 15% for three years starting from 2018, 2018, 2019, 2020, 2021, 2022, 2022 and 2023, respectively. In 2021, Beijing (HX) Pony and Beijing (ZX) Pony reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2021 to 2023. In 2023, Guangzhou (HX) Pony reevaluated its “high and new technology enterprise” status, securing the 15% preferential tax rate for 2023 to 2025. In 2024, Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony and Jiangsu Rye Data Technology Co., Ltd. reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2024 to 2026.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Hongkong Pony AI Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. We did not record any dividend withholding tax, as our WFOE, which is a foreign investment enterprise, did not have any retained earnings in any of the periods presented.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks related to Doing Business in China—We may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of the ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.”

Critical Accounting Estimates

An accounting estimate is considered critical if it requires to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could have materially impact to the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this this annual report.

Share-Based Compensation

We grant share-based awards such as share options, restricted stock awards (“RSAs”), and restricted stock units to eligible employees. We account for these share-based awards in accordance with ASC Topic 718.

Share-based awards granted are measured at fair value on grant date or modification date and share-based compensation expense is recognized (a) for awards with only service condition, using the straight-line attribution method, net of actual forfeitures, over the vesting period; (b) for awards with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an IPO. Management performs the probability assessment of achievement of the performance conditions on a quarterly basis by reviewing external and internal factors.

We selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.

Fair Value of Ordinary Shares

Prior to our initial public offering, we have been a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

●	conditions in the industry and economy in general;
●	stage of development;
●	the prices, rights, preferences and privileges of our redeemable shares relative to our ordinary shares;
●	the likelihood of occurrence of a liquidity event and redemption event;

●	the results of independent third party valuations.

In determining our equity value before we become a public company, we used back-solve method or discounted cash flow method to determine the fair value of the business enterprise value (“BEV”), and then allocated the BEV to each element of our capital structure using an option pricing method.

If a recent transaction in equities existed, we applied back-solve method, which is a market approach to solve our implied BEV by considering the rights and preferences of each class of equities based on the consideration of the recent equity transaction.

If a recent transaction in equities did not exist, we first applied discounted cash flow analysis to determine our BEV, based on our projected cash flow using management’s best estimate as of the valuation date.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once these ordinary shares begin trading.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated statements of operations and comprehensive loss in the period of change. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets.

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2022 and 2023 and 2024, we did not have any significant unrecognized uncertain tax positions.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this annual report. Due to the early stage of our commercialization efforts and our significant investments in R&D in the past, our historical results may not be indicative of our future results of operations. The following table sets forth our consolidated results of operations data both in absolute amounts and as percentages of our total revenue for the periods indicated:

	Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues	68,386	100.0	71,899	100.0	75,025	100.0
Cost of revenues	(36,322)	(53.1)	(55,015)	(76.5)	(63,622)	(84.8)
Gross profit	32,064	46.9	16,884	23.5	11,403	15.2
Operating expenses:
Research and development expenses(1)	(153,601)	(224.6)	(122,707)	(170.7)	(240,179)	(320.1)
Selling, general and administrative expenses(1)	(49,178)	(71.9)	(37,417)	(52.0)	(56,747)	(75.6)
Total operating expenses	(202,779)	(296.5)	(160,124)	(222.7)	(296,926)	(395.7)
Loss from operations	(170,715)	(249.6)	(143,240)	(199.2)	(285,523)	(380.5)
Investment income	8,890	13.0	19,389	27.0	20,378	27.2
Changes in fair value of warrants liability	3,887	5.7	(3,030)	(4.2)	5,617	7.5
Other income (expenses) – net	9,614	14.1	1,427	2.0	(15,477)	(20.6)
Loss before income tax	(148,324)	(216.8)	(125,454)	(174.4)	(275,005)	(366.4)
Income tax benefits (expenses)	74	0.1	126	0.2	(1)	(0.0)
Net loss	(148,250)	(216.7)	(125,328)	(174.2)	(275,006)	(366.4)
Less: Net loss attributable to non-controlling interests	(232)	(0.3)	(516)	(0.7)	(885)	(1.2)
Net loss attributable to Pony AI Inc.	(148,018)	(216.4)	(124,812)	(173.5)	(274,121)	(365.2)

Note:

(1)	Includes share-based compensation expenses:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Research and development expenses	13,405	1,832	102,383
Selling, general and administrative expenses	5,178	1,926	24,620

Non-GAAP Financial Measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net loss (non-GAAP) helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our net loss for the year. We believe that adjusted net loss (non-GAAP) provides useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net loss (non-GAAP) should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted net loss (non-GAAP) and the reconciliation to its most directly comparable U.S. GAAP measure. Adjusted net loss (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net loss (non-GAAP) represents net loss excluding noncash share-based compensation and change in fair value of warrants liability. The table below sets forth a reconciliation of our net loss to adjusted net loss (non-GAAP) for the years indicated.

	For the year ended December 31,
	2022	2023	2024

	(US$in thousands, except share and per share data)
Net loss	(148,250)	(125,328)	(275,006)
Add:
Share-based compensation (1)	18,583	3,758	127,003
Changes in fair value of warrants liability	(3,887)	3,030	(5,617)
Adjusted net loss (non-GAAP) (2)	(133,554)	(118,540)	(153,620)

Net loss attributable to Pony AI Inc	(148,018)	(124,812)	(274,121)
Add:
Share-based compensation (1)	18,583	3,758	127,003
Changes in fair value of warrants liability	(3,887)	3,030	(5,617)

Adjusted net loss attributable to Pony AI Inc. (non-GAAP) (2)	(133,322)	(118,024)	(152,735)

Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted	85,319,170	89,100,415	114,318,765

Non-GAAP net loss per ordinary share, basic and diluted	(1.56)	(1.32)	(1.34)

Notes:

(1) For the years ended December 31, 2022, 2023 and 2024, the share-based compensation expenses were US$18.6 million, US$3.8 million and US$127.0 million, respectively, of which US$13.4 million, US$1.9 million and US$102.4 million, respectively, were included in R&D expenses and US$5.2million, US$1.9 million and US$24.6 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

(2) Such adjustments have no impact on income tax for the years ended December 31, 2022, 2023 and 2024, due to i) the conditions on tax deduction for share-based compensation have not been met, and valuation allowance was provided for all deferred tax assets; ii) warrants are issued by the Group’s Cayman entity, and its applicable income tax rate is nil.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

Revenues

Our total revenues increased by 4.3% from US$71.9 million in 2023 to US$75.0 million in 2024, primarily driven by the growth of our robotruck services.

Robotaxi services. Our revenues generated from robotaxi services decreased by 5.3% from US$7.7 million in 2023 to US$7.3 million in 2024, mainly due to reduced service fees from providing AV engineering solutions based on our collaboration projects’ progression schedule. The decrease was partially offset by an increase in passenger fares driven by the expansion of our public-facing fare-charging robotaxi operations in Tier-1 cities in China.

Robotruck services. Our revenues generated from robotruck services increased by 61.3% from US$25.0 million in 2023 to US$40.4 million in 2024, which was mainly attributable to the increase in transportation service fees collected by Cyantron, an entity founded by us (as the controlling shareholder) and Sinotrans in 2022, to explore commercialization opportunities in the robotruck services markets. Cyantron offers paid transportation services to Sinotrans to fulfill its freight orders across China with a fleet of robotrucks, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers. In 2024, Cyantron continued to broaden its geographical footprints in China with a total of over 160 robotrucks, resulting in rising transportation service fees. Specifically, the mileage covered by the Cyantron robotruck fleet increased to approximately 21 million kilometers in 2024 from more than 17 million kilometers in 2023.

Licensing and applications. Our revenues generated from licensing and applications decreased by 30.1% from US$39.2 million in 2023 to US$27.3 million in 2024, mainly attributable to the decrease in revenues generated from our V2X (vehicle-to-everything) business from US$18.0 million in 2023 to US$0.7 million in 2024. This was because fewer projects reached milestone stages in 2024 for the purposes of revenue recognition in connection with various projects for our V2X business. The decrease was partially offset by the increase in revenues generated from our POV products and services from US$10.2 million in 2023 to US$16.1 million in 2024.

Cost of revenues

Our cost of revenues increased by 15.6% from US$55.0 million in 2023 to US$63.6 million in 2024. Specifically, the increase in our cost of revenues was primarily due to the increases in (i) fleet operation expenses of US$14.1 million, driven by the increased robotaxi orders and expanding geographical footprints and fleet for Cyantron’s robotruck services, which mainly comprised of vehicle maintenance expenses, fuel costs and tolls in 2024, compared to 2023, and (ii) employee compensation of US$3.5 million as a result of a growing number of engineers and other personnel being assigned to support the accelerated commercial deployment of our technology. Such increase was partially offset by the decrease in direct operating and material costs of US$8.9 million as we did not incur significant material costs for specific licensing and applications projects in 2024, in contrast to 2023.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased from US$16.9 million in 2023 to US$11.4 million in 2024. Our gross margin decreased from 23.5% in 2023 to 15.2% in 2024, mainly due to services with relatively lower gross margin contributed an increasing amount to our revenues in 2024 compared to 2023.

Operating expenses

Our operating expenses increased by 85.4% from US$160.1 million in 2023 to US$296.9 million in 2024.

Research and development expenses

Our research and development expenses increased by 95.7% from US$122.7 million in 2023 to US$240.2 million in 2024, attributable primarily to the increase in employee compensation of US$109.1 million, which was mainly due to (i) the expenses incurred in connection with the vesting of share-based compensation awards upon our initial public offering in November 2024 of US$98.8 million and (ii) the increases in both the headcount and compensation for our research and development staff. To a lesser extent, the increase in our research and development expenses was also attributable to the increase in development and testing expenses of US$13.5 million as a result of our increased investment in product and technology development.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 51.7% from US$37.4 million in 2023 to US$56.7 million in 2024, attributable primarily to the increase in employee compensation of US$25.0 million, which was mainly due to (i) the expenses incurred in connection with the vesting of share-based compensation awards upon our initial public offering in November 2024 of US$21.9 million, and (ii) the increases in both the headcount and compensation for our selling personnel and general and administrative staff. The increase in our selling, general and administrative expenses was partially offset by the decrease in professional services expenses of US$5.0 million. Professional services expenses associated with our initial public offering have been capitalized in 2024, while they are expensed as incurred in prior years.

Investment income

Our investment income increased from US$19.4 million in 2023 to US$20.4 million in 2024, primarily due to our increased interest on bank time deposit and gains from wealth management products.

Changes in fair value of warrants liability

We recorded gains in fair value of warrants liability of US$5.6 million in 2024, as compared to loss in fair value of warrants liability of US$3.0 million in 2023. The changes in fair value of warrants liability were primarily due to the expiration of the warrants we granted to an investor.

Other income (expense) - net

We recorded other expense - net, of US$15.5 million in 2024, as compared to other income - net of US$1.4 million in 2023, primarily attributable to fair value changes of our equity securities investments.

Income tax benefits (expenses)

We recorded income tax benefits of US$0.1 million and income tax expenses of US$1 thousand in 2023 and 2024, respectively.

Net loss

As a result of the foregoing, we recorded net loss of US$125.3 million and US$275.0 million in 2023 and 2024, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2023” beginning on page 114 of our prospectus filed with the Securities and Exchange Commission on November 27, 2024 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-282700) incorporated by reference into this annual report.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash raised from the issuance of equity securities. As of December 31, 2024, we had a total of US$745.0 million in cash and cash equivalents and short-term investments, of which 17.0% were denominated in Renminbi and held by our PRC subsidiaries. The remaining cash and cash equivalents and short-term investments were denominated in U.S. dollars and held by our company and our subsidiaries in Hong Kong or the United States. Our cash and cash equivalents and short-term investments consist primarily of cash on hand, bank time deposit and highly liquid investments placed with multiple banks or other financial institutions across geographic locations, which are unrestricted for withdrawal or use and have original maturities of 12 months or less. We manage these liquid assets in a prudent manner to mitigate cash management risks.

Based on our current operating plan, we believe that our existing cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months following the date of this annual report. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We require a significant amount of capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.”

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Net cash used in operating activities	(154,768)	(115,421)	(110,758)
Net cash provided by (used in) investing activities	49,329	136,494	(181,267)
Net cash provided by financing activities	191,573	89,764	407,389
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(5,397)
Increase in cash and cash equivalents	75,527	107,687	109,967
Cash, cash equivalents and restricted cash at beginning of the year	242,991	318,518	426,205
Cash, cash equivalents and restricted cash at end of the year	318,518	426,205	536,172

Operating Activities

Net cash used in operating activities was US$154.8 million for the year ended December 31, 2022, attributable primarily to net loss of US$148.3 million, adjusted for (i) a net increase of non-cash items of US$27.3 million, which consisted primarily of share-based compensation and depreciation and amortization, and (ii) a net decrease of US$33.8 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts receivable of US$26.5 million as the commercialization of our technology continued to progress, (b) right-of-use assets of US$9.9 million due to accounting treatments with regard to our leased properties, and (c) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion, partially offset by the increase in accounts payable and other current liabilities of US$19.0 million mainly due to the rising payroll and related expenses driven by the increased average number of employees in 2022.

Net cash used in operating activities was US$115.4 million for the year ended December 31, 2023, attributable primarily to net loss of US$125.3 million, adjusted for (i) a net increase of non-cash items of US$29.6 million, which consisted primarily of depreciation and amortization, non-cash lease expense, changes in fair value of equity investment and share-based compensation, and (ii) a net decrease of US$19.7 million in changes in operating assets and liabilities. The net decrease in changes in operating assets and liabilities was attributable primarily to (a) the increase in accounts receivable of US$16.4 million as the commercialization of our technology continued to progress, and (b) the increase in prepaid expenses and other current assets of US$5.0 million, generally in line with our business expansion, partially offset by the decrease in amounts due from related parties of US$5.6 million.

Net cash used in operating activities was US$110.8 million for the year ended December 31, 2024, attributable primarily to net loss of US$275.0 million, adjusted for (i) a net increase of non-cash items of US$152.0 million, which consisted primarily of share-based compensation, changes in fair value of equity investment and realized losses from investments, depreciation and amortization and non-cash lease expense, and (ii) a net increase of US$12.2 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts payable and other current liabilities of US$23.2 million, generally in line with our business expansion, and (b) operating lease liabilities of US$7.2 million relating to the new office spaces in Beijing leased in 2024, partially offset by the increases in (a) right-of-assets of US$11.4 million from new leased properties and (b) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion.

Investing Activities

Net cash provided by investing activities was US$49.3 million for the year ended December 31, 2022. This was attributable primarily to proceeds from the sales and maturities of investments of US$274.1 million, partially offset by purchases of short-term investments of US$193.8 million and purchases of long-term investments of US$19.4 million.

Net cash provided by investing activities was US$136.5 million for the year ended December 31, 2023. This was attributable primarily to proceeds from the sales and maturities of investments of US$221.8 million, partially offset by purchases of short-term investments of US$66.1 million and purchases of long-term investments of US$15.0 million.

Net cash used in investing activities was US$181.3 million for the year ended December 31, 2024. This was attributable primarily to purchases of short-term investments of US$513.6 million and purchases of long-term investments of US$113.8 million, partially offset by proceeds from the sales and maturities of investments of US$510.3 million.

Short-term investments represent primarily our investments in wealth management products. The underlying assets of these wealth management products include corporate bonds, asset-backed securities and commercial papers, all of which have low-risk profiles. Long-term investments consist primarily of our investments in marketable debt securities, debt investment in investee’s preferred shares, term deposits and certificate of deposits, and equity investments in certain private companies and funds.

Financing Activities

Net cash provided by financing activities was US$191.6 million for the year ended December 31, 2022. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$186.3 million and capital contribution from non-controlling shareholders of subsidiaries of US$7.5 million.

Net cash provided by financing activities was US$89.8 million for the year ended December 31, 2023. This was attributable primarily to net proceeds from issuance of Series D convertible redeemable preferred shares of US$104.0 million.

Net cash provided by financing activities was US$407.4 million for the year ended December 31, 2024. This was attributable primarily to net proceeds from our initial public offering and the concurrent private placement of US$408.4 million.

Capital Expenditures

We made capital expenditures of US$12.0 million, US$5.1 million and US$11.4 million in 2022, 2023 and 2024, respectively. Historically, our capital expenditures were primarily made in connection with the purchases of (i) vehicle and equipment for technology development, production and commercial operations, (ii) computer and equipment, including servers, computers and other network equipment, (iii) leasehold improvement, (iv) software necessary for our technology development and (v) furniture and fixtures. Historically, as our business continued to grow rapidly, our capital expenditures decreased over time, primarily due to our improved economies of scale, technological advancements and enhanced operational efficiency. We intend to continue to invest in capital expenditures to bolster business expansion, especially with the acceleration of large-scale commercialization.

Holding Company Structure

Pony AI Inc. is a holding company with no material operations of its own. We conduct our operations mainly through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of regulatory authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering and the concurrent private placements to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of the ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.”

5.C. Research and Development

We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of December 31, 2024, we had 661 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology.

Our research and development presence across multiple locations has enabled us to develop, test and refine our autonomous driving technology based on diverse road, and weather, resulting in more reliable, resilient and scalable autonomous driving solutions. Our multi-center approach, combined with our leadership in the industry, also allows us to attract and retain top talents across the world, which contributes to our long-term business growth.

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2024 included lease commitments, purchase commitments and investment commitments.

The following table sets out our lease commitments as of December 31, 2024.

	Payment Due by December 31,
					2028 and
	Total	2025	2026	2027	thereafter

	(in thousands)
Lease commitments	16,515	4,610	4,060	3,082	4,763

In addition, in December 2022, we entered into a purchase agreement with a third party to procure sensors to be delivered in 2023 and 2024 with the contractual consideration of US$12.0 million.

In August 2023, we entered into an agreement with Toyota and GTMC to form a joint venture aimed at advancing the mass production and large-scale deployment of fully autonomous vehicles. As of December 31, 2024, we had a future investment commitment of US$51.3 million in cash payable by September 30, 2025.

5.G. Safe Harbor

See “Forward-Looking Information.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jun Peng	50	Chairman of the Board, Co-founder, Chief Executive Officer
Dr. Tiancheng Lou	39	Director, Co-founder, Chief Technology Officer
Mr. Fei Zhang	52	Director
Mr. Takeo Hamada	57	Director
Dr. Haojun Wang	48	Chief Financial Officer
Mr. Ning Zhang	39	Vice President
Mr. Hengyu Li	42	Vice President
Dr. Luyi Mo	36	Vice President
Tian Gao Esq.	40	Vice President, Chief of Staff, General Counsel
Mr. Jackson Tai	74	Independent Director
Dr. Mark Qiu	61	Independent Director
Ms. Asmau Ahmed	46	Independent Director

Dr. Jun Peng co-founded Pony in 2016 and currently serves as Chairman of the Board and our Chief Executive Officer. Prior to co-founding Pony, Dr. Peng served as the Chief Architect of Baidu (Nasdaq: BIDU, HKEX: 9888) from 2011 to 2016, in charge of the R&D of Baidu’s autonomous driving unit. Prior to that, Dr. Peng worked as a software engineer at Alphabet Inc. (Nasdaq: GOOGL, GOOG) between 2005 and 2011, specializing in back-end and front-end advertising systems. Dr. Peng obtained a bachelor’s degree from Tsinghua University, a master’s degree from the State University of New York-Buffalo, and a Ph.D. degree from Stanford University.

Dr. Tiancheng Lou co-founded Pony in 2016 and currently serves as a Director and our Chief Technology Officer. Prior to co-founding Pony, Dr. Lou worked at Quora and Baidu (Nasdaq: BIDU, HKEX: 9888). At Baidu, he was recognized as the youngest Principal Engineer. Prior to that, Dr. Lou worked as an engineer at Alphabet Inc. (Nasdaq: GOOGL, GOOG) from 2012 to 2016 and joined their autonomous driving unit in his last year there. Dr. Lou holds a bachelor’s degree in computer science and a Ph.D. degree in computer science from Tsinghua University. Dr. Lou is well-known as a top computer programmer, who is a 16-year medalist of the TopCoder competitions and 2-time champion of the global programming competition Google Code Jam.

Mr. Fei Zhang joined Pony in 2017 and currently serves as our director. Currently, Mr. Zhang is also the non-executive director of Kuaishou Technology (HKEX: 01024, 81024), and is primarily responsible for participating in the formulation of business plans and strategic and major decisions therein. Mr. Zhang has over 20 years of venture capital experience, with a focus in the areas of AI/cloud computing, social/digital media and entertainment, and electric vehicle/autonomous driving. He was a partner at Ceyuan Ventures in Beijing from 2004 to 2007, where he set up and managed a venture fund and led investments in multiple portfolios. Since January 2011, Mr. Zhang was a partner of 5Y Capital (formerly known as Morningside Venture Capital). Around 2016, he founded and has been a fund manager and the responsible officer of Neumann Advisory Hong Kong Limited, a SFC Type 9 licensed corporation. Mr. Zhang received a bachelor’s degree of engineering in automation and control from the Shanghai Jiao Tong University in July 1994, and an MBA degree from the China Europe International Business School in May 1999.

Mr. Takeo Hamada joined Pony in 2023 and currently serves as our director. He acts as the executive vice president of Toyota Motor (China) Investment Co., Ltd. (“TMCI”), and the project manager of Toyota Motor Corporation (“TMC”) (NYSE: TM) currently. Mr. Hamada joined TMC in April 1991. From January 2012 to January 2015, he was dispatched to Toyota Motor North America, Inc. Upon his return in January 2015, Mr. Hamada joined IVI system development division, where he was promoted to the general manager in April 2016. In January 2021, he became the general manager of the connected management division. Mr. Hamada got his bachelor’s degree from Kobe University in 1991.

Dr. Haojun Wang joined Pony in 2016 and currently serves as our Chief Financial Officer. He also heads our human resources team. He is responsible for our corporate financing transactions and oversees our financial planning and management matters. Prior to joining Pony, Dr. Wang worked at Baidu (Nasdaq: BIDU, HKEX: 9888) as a software architect and then a senior software architect from 2014 to 2016. Prior to that, Dr. Wang worked at IBM (NYSE: IBM) as an advisory software engineer from 2009 to 2014 and worked at Shanghai Online as software engineer from 1998 to 2001. Dr. Wang holds a bachelor’s degree in information and control engineering from Shanghai Jiao Tong University and a Ph.D. in computer science from University of Southern California.

Mr. Ning Zhang joined Pony in November 2017 and has been serving as our vice president since then. Mr. Zhang currently serves as our vice president, head of our autonomous driving system and the general manager of our Beijing office. Prior to joining Pony, Mr. Zhang worked at Alphabet Inc. (Nasdaq: GOOGL, GOOG) as an engineer from 2015 to 2017. He studied under the tutelage of Academician Yao Qizhi (the only Turing Award winner in China), and was a member of the first Yao Class of Tsinghua University. He received a bachelor’s degree in computer science and technology from Tsinghua University and a master’s degree in computer science from the University of Waterloo in Canada.

Mr. Hengyu Li joined Pony in 2017 and currently serves as our vice president and business unit lead of robotruck. Mr. Li established our Beijing R&D center from scratch, and is currently overseeing our robotruck business. Prior to joining Pony, Mr. Li worked at Baidu (Nasdaq: BIDU, HKEX: 9888) as a senior engineer in its advertisement search and autonomous driving unit from 2008 to 2017 and was awarded the 2013 Baidu “Million Dollar Prize.” Mr. Li holds a bachelor’s degree in electronics and information technology from Sichuan University and a master’s degree in communication and information system from Sichuan University.

Dr. Luyi Mo joined Pony in 2018 and currently serves as our vice president and head of the Guangzhou and Shenzhen offices. She is responsible for management of our Guangzhou and Shenzhen offices as well as our robotaxi service and operation. Prior to joining Pony, Dr. Mo worked as a senior software engineer at NetEase (Nasdaq: NTES, HKEX: 9999), specializing in game engine development. Dr. Mo holds a bachelor’s degree in mathematics from Zhejiang University and a Ph.D. degree in computer science from the University of Hong Kong. During her university time, Dr. Mo received world champion at the 35th Annual ACM International Collegiate Programming Contest World Finals in 2011, making her the first female world champion from China since 1977.

Tian Gao Esq. joined Pony in 2021 and currently serves as our vice president and chief of staff. He works closely with our Chief Executive Officer in furthering Pony’s corporate strategy, corporate finance, commercialization and other important company initiatives. He also heads our global legal and public relation teams and serves as our general counsel and the secretary of our board of directors. Prior to joining Pony, Tian Gao Esq. worked at Cleary Gottlieb Steen & Hamilton LLP’s New York and Beijing offices from 2010 to 2021, during which period he served as an associate and then as a counsel. Tian Gao Esq. holds a bachelor’s degree in law from Renmin University of China, a master’s degree in law from the University of Pennsylvania, and a J.D. degree from the University of Chicago. Tian Gao Esq. is a member of the New York Bar.

Mr. Jackson Tai has served as our independent director since November 2024. Currently, Mr. Tai serves as the non-executive directors of WuXi Biologics (HKEX: 2269), SEED Therapeutics and Novita Pharmaceutical since 2023. From 2008 to 2023, Mr. Tai held various director positions in Eli Lilly and Company (NYSE: LLY), HSBC Holdings plc (NYSE: HSBC, LSEG: HSBA, HKEX: 0005) and Mastercard Incorporated (NYSE: MA). Prior to that, Mr. Tai joined DBS Bank Limited as the chief financial officer in July 1999, and served as the vice chairman and chief executive officer of both DBS Group Holdings Limited and DBS Bank Limited from June 2002 to December 2007. Prior to that, Mr. Tai was an investment banker with J.P. Morgan & Co. Incorporated from 1974 to 1999. Mr. Tai received a Bachelor of Science degree from Rensselaer Polytechnic Institute in 1972, and an MBA from Harvard University in 1974.

Dr. Mark Qiu has served as our independent director since November 2024. Currently, Dr. Qiu is the chief executive officer and founding managing partner of China Renaissance Capital Investment. Prior to that, Dr. Qiu joined the CNOOC (HKEX: 0883, SSE: 600938) in 2001, and served as the chief financial officer and senior vice president. From 1998 to 2000, Dr. Qiu was with Salomon Smith Barney, last as the head of its Asia oil and gas investment banking group. From 1993 to 1997, Dr. Qiu held various positions with Atlantic Richfield Corporation. From 1990 to 1993, Dr. Qiu served as a staff consultant with RHR International. Dr. Qiu received a Bachelor of Science degree from Hangzhou University in 1984, and a Ph.D. and a Master of Science degree in decision science from the University of Texas at Arlington in 1990, and an MBA from the Massachusetts Institute of Technology in 1998.

Ms. Asmau Ahmed has served as our independent director since November 2024. Ms. Ahmed currently serves as as the director of QuinStreet, Inc (Nasdaq: QNST) since July 2021 and of blackcomputeHER since July 2018. Previously, Ms. Ahmed served as a managing director at Alphabet Inc. (Nasdaq: GOOG, GOOGL) from July 2021 to April 2024. From September 2018 to July 2021, Ms. Ahmed served as an SVP/managing director at Bank of America. From September 2016 to August 2018, Ms. Ahmed served as a digital product executive at Capital One. From January 2012 to December 2017, Ms. Ahmed was a founder, chief executive officer, and board member at Plum Perfect. From September 2006 to November 2012, Ms. Ahmed served as a management consultant at Deloitte. Ms. Ahmed received a bachelor’s degree from the University of Virginia and an MBA from Columbia Business School.

6.B. Compensation

For the year ended December 31, 2024, we paid an aggregate of US$3.2 million in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers. For equity incentive grants to our directors and executive officers, see “— Equity Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plans

2016 Share Plan

We adopted an employee equity incentive plan (the “2016 Share Plan”) in November 2016. The purpose of the 2016 Share Plan is to enable us to grant equity awards to selected participants as incentives or rewards for their contribution to our group, in particular, (i) to motivate them to optimize their performance and efficiency for the benefit of our group; (ii) to attract and retain them whose contributions are or will be beneficial to our group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of our group. The maximum number of ordinary shares that may be issued pursuant to equity awards granted under the 2016 Share Plan is 58,427,257, subject to certain adjustments pursuant to the terms of the 2016 Share Plan.

As of April 10, 2025, awards with options to purchase a total of 8,756,871 share options and 25,801,422 restricted share units corresponding to a total of 34,558,293 underlying Class A ordinary shares had been granted and are outstanding under the 2016 Share Plan, among which 8,755,155 share options and 19,659,062 restricted share units had become vested.

The following paragraphs summarize the terms of the 2016 Share Plan.

Types of Awards. The 2016 Share Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units. Options may be ISOs intended to qualify under Code Section 422 or non-statutory options not intended to so qualify.

Plan Administration. The 2016 Share Plan shall be administered by one or more committees and each Committee shall consist of one or more members of the Board of Directors who have been appointed by the Board of Directors.

Eligibility. Only employees, outside directors and consultants shall be eligible for the grant of non- statutory options, restricted share units or the direct award or sale of shares. Only employees and certain other qualified persons shall be eligible for the grant of ISOs.

Grant or Purchase Agreement. Under the 2016 Share Plan, each award of shares shall be evidenced by a Share Grant Agreement between the Grantee and our company, and each sale of shares shall be evidenced by a Share Purchase Agreement between the Purchaser and our company. Such award or sale shall be subject to all applicable terms and conditions which are not inconsistent with the 2016 Share Plan and which the board of directors deems appropriate for inclusion in a Share Grant Agreement or Share Purchase Agreement. The provisions of the various Share Grant Agreements and Share Purchase Agreements entered into under the 2016 Share Plan need not be identical.

Option Agreement. Each grant of an option under the 2016 Share Plan shall be evidenced by a Share Option Agreement between the Optionee and our company. The option shall be subject to all applicable terms and conditions of the 2016 Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2016 Share Plan and that the board of directors deems appropriate for inclusion in a Share Option Agreement. An Optionee, or a transferee of an Optionee, shall have no rights as a shareholder with respect to any Shares covered by the Optionee’s option until such person becomes entitled to receive such Shares by filing a notice of exercise and paying the Exercise Price pursuant to the terms of such option.

Payment for Shares. The entire purchase price or Exercise Price of shares issued under the 2016 Share Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided. In addition, the Board of Directors in its sole discretion may also permit payment through any of the methods: (i) services rendered, (ii) promissory note, (iii) surrender of shares, (iv) exercise/sale, (v) net exercise, and (vi) other forms of payment.

Restricted Share Unit Award Agreement. Under the 2016 Share Plan, each award of restricted share unit award shall be evidenced by a Restricted Share Unit Award Agreement between the Grantee and our company. Each Restricted Share Unit Award may or may not be subject to vesting, as determined by the Board of Directors in its sole discretion. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Share Unit Award Agreement. The holders of Restricted Share Unit Awards shall have no voting rights.

Settlement of Restricted Share Unit Awards. Settlement of any vested Restricted Share Unit Award may be made in the form of (a) shares, (b) cash or (c) any combination of both, as determined by the Board of Directors in its sole discretion. The actual number of Restricted Share Units eligible for settlement may be larger or smaller than the number included in the original Restricted Share Unit Award, based on predetermined performance factors. Methods of converting Restricted Share Units into cash may include (without limitation) a method based on the average fair market value of a share over a series of trading days.

Amendment, Suspension or Termination of the 2016 Share Plan. The board of directors may amend, suspend or terminate the 2016 Share Plan at any time and for any reason, except that to the extent required by applicable law, any amendment of the 2016 Share Plan will be subject to the approval of our company’s shareholders within 12 months of the amendment date if it (i) increases the number of shares available for issuance (unless otherwise provided under the 2016 Share Plan), or (ii) materially changes the class of persons who are eligible for the grant of ISOs. In addition, an amendment effecting any other material change to the term of the 2016 Share Plan will be subject to approval of our company’s shareholders only if required by applicable law. Shareholder approval shall not be required for any other amendment of the 2016 Share Plan.

The following table summarizes, as of April 10, 2025, the number of Class A ordinary shares underlying options, restricted share units and other equity awards that we granted to our directors and executive officers and are outstanding:

Class A Ordinary
	Shares Underlying	Purchase or
	Options or Restricted	Exercise Price
	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Dr. Jun Peng	—	—	—	—
Dr. Tiancheng Lou	*	N/A(1)	December 4, 2024	December 3, 2034
Mr. Fei Zhang	—	—	—	—
Mr. Takeo Hamada	—	—	—	—
Dr. Haojun Wang	*	US$0.0005	December 5, 2016	December 4, 2026
		N/A(1)	Various dates from February 24, 2021 to December 4, 2024	Various dates from February 23, 2031 to December 3, 2034
Mr. Ning Zhang	*	US$0.82	July 18, 2019	July 17, 2029
	*	N/A(1)	Various dates from March 30, 2018 to December 4, 2024	Various dates from March 29, 2028 to December 3, 2034
Mr. Hengyu Li	*	N/A(1)	Various dates from March 30, 2018 to December 4, 2024	Various dates from March 29, 2028 to December 3, 2034
Dr. Luyi Mo	*	US$0.63 to US$1.65	September 5, 2018 and April 23, 2020	September 4, 2028 and April 22, 2030
	*	N/A(1)	Various dates from May 28, 2021 to December 4, 2024	Various dates from May 27, 2031 to December 3, 2034
Tian Gao Esq.	*	N/A(1)	Various dates from May 28, 2021 to December 4, 2024	Various dates from May 27, 2031 to December 3, 2034
Mr. Jackson Peter Tai	*	N/A(1)	December 4, 2024	December 3, 2034
Dr. Mark Qiu	*	N/A(1)	December 4, 2024	December 3, 2034
Ms. Asmau Ahmed	*	N/A(1)	December 4, 2024	December 3, 2034
All directors and executive officers as a group	5,574,906	—	—	—

Notes:

*	Less than 1% of our total outstanding shares.
(1)	No exercise price with respect to restricted share units held by such individual(s).

As of April 10, 2025, the total number of Class A ordinary shares underlying the options and restricted share units that we granted to directors and executive officers as a group and are outstanding was 5,574,906. As of the same date, our employees and other qualified individuals other than members of our senior management as a group held a total of 7,946,404 outstanding share options and 21,036,983 outstanding restricted share units, which will entitle them to acquire 28,983,387 Class A ordinary shares of our company.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2016 Share Plan, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Share-based Compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent directors, namely Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Mr. Jackson Tai. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Dr. Jun Peng, Mr. Fei Zhang and Dr. Mark Qiu and is chaired by Dr. Jun Peng. We have determined that Dr. Mark Qiu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters;
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Jun Peng, Mr. Fei Zhang and Dr. Mark Qiu, and is chaired by Dr. Jun Peng. We have determined that Dr. Mark Qiu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our ninth amended and restated articles of association that is currently effective, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, appointing officers and determining their terms of offices and responsibilities, and (iii) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tied vote at a board meeting, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Other than our independent directors, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. Each independent director shall hold such position for two years from November 2024 until such time as such individual resigns or is removed, replaced or otherwise disqualified in accordance with our ninth amended and restated memorandum and articles of association and applicable director agreements, whichever is earlier. Upon the expiry of the initial two-year term, each independent director that remains on our board of directors may be re-appointed by the board or re-elected by an ordinary resolution of our shareholders in accordance with our ninth amended and restated memorandum and articles of association, and in the event an independent director is to be re-appointed by our board of directors, such independent director shall recuse himself or herself from voting on the resolution regarding his or her own re-appointment. For the avoidance of doubt, the independent director may exercise his or her voting rights with respect to the re-election and reappointment of other independent directors.

A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) is prohibited by any applicable law or rules of the Nasdaq from being a director; and (v) is removed from office pursuant to any other provisions of our ninth amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D. Employees

We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to make autonomous mobility safe, sustainable and accessible to people and businesses around the world. We had a total of 1,460 employees as of December 31, 2024. A substantial majority of our employees are based in China. The following table sets forth the breakdowns of our employees by functions as of December 31, 2024:

	Number of
Function	Employees	Percentage
Research and development	700	48.0%
Technology deployment and production	205	14.0%
Operation	396	27.1%
Sales, general and administration	159	10.9%
Total	1,460	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 10, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. Dr. Jun Peng, our Chief Executive Officer and chairman of the board, and Dr. Tiancheng Lou, our Chief Technology Officer and director, beneficially own Class B ordinary shares.

The calculations in the table below are based on 355,292,553 ordinary shares, including 274,203,783 Class A ordinary shares and 81,088,770 Class B ordinary shares issued and outstanding as of April 10, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of April 10, 2025
	Class A Ordinary	Class B Ordinary	Total ordinary	% of aggregate
	Shares	Shares	shares	voting power***
Directors and Executive Officers:†
Dr. Jun Peng(1)	608,122	60,000,000	17.1%	55.4%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.0%	19.4%
Mr. Fei Zhang	*	—	*	*
Mr. Takeo Hamada	—	—	—	—
Dr. Haojun Wang	*	—	*	*
Mr. Ning Zhang	*	—	*	*
Mr. Hengyu Li	*	—	*	*
Dr. Luyi Mo	*	—	*	*
Tian Gao Esq.	*	—	*	*
Mr. Jackson Tai	—	—	—	—
Dr. Mark Qiu	—	—	—	—
Ms. Asmau Ahmed	—	—	—	—
All directors and executive officers as a group	5,895,899	81,088,770	24.3%	75.1%
Principal Shareholders:
Dr. Jun Peng(1)	608,122	60,000,000	17.1%	55.4%
Toyota Motor Corporation(3)	42,453,831	—	11.9%	3.9%
Entities affiliated with HongShan(4)	32,307,267	—	9.1%	3.0%
2774719 Ontario Limited(5)	21,641,766	—	6.1%	2.0%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.0%	19.4%
IDG entities(6)	18,248,471	—	5.1%	1.7%
5Y Capital entities(7)	18,157,297	—	5.1%	1.7%
*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 355,292,553, being the number of Class A ordinary shares and Class B ordinary shares outstanding as of April 10, 2025, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days of April 10, 2025.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Our current issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, collectively beneficially own all of our issued Class B ordinary shares and collectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†	The address of our directors and executive officers is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People’s Republic of China.

(1)	Represents (i) 57,978,000 Class B ordinary shares held of record by Dr. Jun Peng, (ii) 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Dr. Jun Peng, (iii) 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Dr. Jun Peng, and (iv) 608,122 Class A ordinary shares held on behalf of, and for the benefit of, certain minority shareholders pursuant to irrevocable proxy and power of attorney arrangements relating to such Class A ordinary shares. Under these arrangements, Dr. Jun Peng exercises voting power over the 608,122 Class A ordinary shares held on behalf of, and for the benefit of, the minority shareholders, and consequently, Dr. Jun Peng may be deemed a beneficial owner of such Class A ordinary shares. The trustee of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Juan Xu.
(2)	Represents (i) 110,828 Class A ordinary shares held of record by IWAY LLC, a Delaware company wholly owned by Dr. Tiancheng Lou, (ii) 19,068,770 Class B ordinary shares held of record by IWAY LLC, and (iii) 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Dr. Tiancheng Lou. The registered address of IWAY LLC is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.
(3)	Represents 42,453,831 Class A ordinary shares held of record by Toyota Motor Corporation, a company incorporated in Japan. The registered address of Toyota Motor Corporation is 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota Motor Corporation is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and the London Stock Exchange. Toyota Motor Corporation is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. Information set forth above is based upon Toyota Motor Corporation’s Schedule 13G filing with the SEC on February 14, 2025.
(4)	Represents (i) 27,177,430 Class A ordinary shares held of record by HSG Venture VI Holdco, Ltd., and (ii) 5,129,837 Class A ordinary shares held of record by HSG Venture VII Holdco, Ltd. HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. The registered address of each of HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. Information set forth above is based upon HSG Venture VI Holdco, Ltd.’s Schedule 13G filing with the SEC on February 14, 2025.
(5)	Represents 21,641,766 Class A ordinary shares held of record by 2774719 Ontario Limited, a corporation wholly-owned by Ontario Teachers Pension Plan Board (“OTPP”), which is the largest single-profession pension plan in Canada. It is an independent organization responsible for investing the pension fund’s assets and administers the pensions of 340,000 active and retired teachers in Ontario. OTPP has offices in Toronto, Hong Kong, London, Mumbai, San Francisco, Dallas, Sao Paulo, New York and Singapore. The registered address of 2774719 Ontario Limited is 160 Front Street West, Suite 3200, Toronto, Ontario, M5J 0G4, Canada. Information set forth above is based upon OTPP’s Schedule 13G filing with the SEC on February 7, 2025.
(6)	Represents (i) 10,102,665 Class A ordinary shares held of record by IDG China Venture Capital Fund IV L.P., an exempted limited partnership formed in the Cayman Islands, (ii) 1,293,472 Class A ordinary shares held of record by IDG China IV Investors L.P., an exempted limited partnership formed in the Cayman Islands, (iii) 6,529,589 Class A ordinary shares held of record by IDG China Capital Fund III L.P., an exempted limited partnership formed in the Cayman Islands, and (iv) 322,745 Class A ordinary shares held of record by IDG China Capital III Investors L.P., an exempted limited partnership formed in the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Venture Capital Fund GP IV Associates Ltd. is also the general partner of IDG China IV Investors L.P.. The general partner of IDG China Capital Fund III L.P. is IDG China Capital Fund III Associates L.P., whose general partner is IDG China Capital Fund GP III Associates Ltd., an exempted company organized under the laws of the Cayman Islands. The directors of IDG China Capital Fund GP III Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Capital Fund GP III Associates Ltd. is also the general partner of IDG China Capital III Investors L.P. The registered address of each of IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY 1-9008, Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., whose general partner is IDG China Venture Capital Fund GP IV Associates Ltd., an exempted company incorporated under the laws of the Cayman Islands.

(7)	Represents (i) 12,921,807 Class A ordinary shares held of record by Morningside China TMT Fund IV, L.P., an exempted limited partnership formed in the Cayman Islands, (ii) 1,650,664 Class A ordinary shares held of record by Morningside China TMT Fund IV Co-Investment, L.P., an exempted limited partnership formed in the Cayman Islands, and (iii) 3,584,826 Class A ordinary shares held of record by Morningside China TMT Special Opportunity Fund II, L.P., an exempted limited partnership formed in the Cayman Islands. Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner, which, in turn, is controlled by TMT General Partner Ltd. its general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Qin Liu, Jianming Shi and Gerald Lokchung Chan. The business address of each of Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P. and Morningside China TMT Special Opportunity Fund II, L.P. is c/o Suite 905-6, 9th Floor, ICBC Tower, Three Garden Road, Hong Kong. Information set forth above is based upon TMT General Partner Ltd.’s Schedule 13G filing with the SEC on February 10, 2025.

As of April 10, 2025, a total of 2,435,389 Class A ordinary shares and 81,088,770 Class B ordinary shares were held by record holders in the United States, respectively, representing 23.5% of the outstanding ordinary shares. In addition, 26,461,410 Class A ordinary shares were held by the depositary of our ADS program, a record holder in the United States as of the same date. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Prior Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Prior Contractual Arrangements with the Former VIEs and Their Shareholders” for a description of the prior contractual arrangements by and among our PRC subsidiary, the former VIEs and the shareholders of the former VIEs.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.

The table below sets forth the major related parties and their relationships with us as of December 31, 2024.

Name of related parties	Relationship with our company
Toyota Motor Corporation (“TMC”)	Our shareholder
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron
Dr. Tiancheng Lou	Our director, shareholder and Chief Technology Officer

The table below sets forth our material related party transactions for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Revenues
TMC	4,205	612	107
Sinotrans	21,188	22,491	30,719
Total	25,393	23,103	30,826

	Year Ended December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Operating and finance lease
Cost:
Sinotrans	843	1,191	1,433
Selling, general and administrative expenses:
Sinotrans	29	37	37
Interest expense:
Sinotrans	101	107	111
Interest income
Dr. Tiancheng Lou (1)	83	21	—

We have conducted transactions with TMC, our principal shareholder, in the ordinary course of our business.We have rendered engineering solution services to TMC in exchange for service fees of US$4.2 million in 2022, US$0.6 million in 2023 and US$0.1 million in 2024. We have also conducted transactions with Sinotrans, a non-controlling shareholder of our subsidiary Cyantron, in the ordinary course of our business. We offered Virtual Driver operation services to Sinotrans in exchange for services fees of approximately US$21.2 million in 2022, US$22.5 million in 2023 and US$30.7 million in 2024.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Amounts due from related parties
TMC	1,831	165	5
Sinotrans	6,475	5,485	8,317
Subtotal, current	8,306	5,650	8,322
Dr. Tiancheng Lou (1), non-current	2,969	—	—
Total	11,275	5,650	8,322

	As of December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Amounts due to related parties
Sinotrans	—	—	900
Total	—	—	900

	As of December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Operating and finance lease
Operating lease liabilities
Sinotrans	141	108	73
Finance lease liabilities
Sinotrans	2,597	2,431	1,688
(1)	In 2018, we offered a promissory note to Dr. Tiancheng Lou in the principal amount of US$2.9 million to cover the income taxes resulting from certain equity awards granted to him. The promissory note has been repaid by Dr. Tiancheng Lou in March 2023. In connection with this promissory note, interest income of us due from Dr. Tiancheng Lou was US$83 thousand in 2022, and US$21 thousand in 2023. In March 2023, Dr. Tiancheng Lou (through his affiliated shareholding entity) entered into a share repurchase agreement with us, pursuant to which we repurchased a certain amount of Series A preferred shares for a total cash consideration of US$4.8 million, subject to customary closing conditions. Dr. Tiancheng Lou used such cash proceeds to repay the promissory note.

ITEM 8.FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. However, we do not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, to be material to our business or likely or result in a material adverse effect on our future operating results, financial condition or cash flows.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Exchange Control and Dividend Distribution.”

Our board of directors has the discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.THE OFFER AND LISTING

9.A. Offering and Listing Details

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market since November 27, 2024 under the symbol “PONY.” Each ADS represents one Class A ordinary share, par value US$0.0005 per share.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market since November 27, 2024 under the symbol “PONY.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 filed with the SEC on October 17, 2024. We adopted our amended and restated memorandum and articles of association by a special resolution of our shareholders on September 3, 2024, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our ninth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands.

According to Clause 3 of our amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Amended) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Ordinary Shares. Except in relation to voting rights and conversion rights, holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our ninth amended and restated memorandum and articles of association and the Companies Act. Our ninth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or as otherwise permitted under the Companies Act. Dividends may also be declared and paid out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion Rights. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our ninth amended and restated memorandum and articles of association.

General Meetings of Shareholders. A quorum required for a meeting of shareholders consists of shareholders holding a majority of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our ninth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of all votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our ninth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our ninth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of our company; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our ninth amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including the share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) or shares representing a portion of that class, whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our ninth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our ninth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our ninth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E. Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of the ownership and disposition of the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Hong Kong), our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Haiwen & Partners, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the STA Circular 82 issued by the STA in April 2009 and was amended in December 2017, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to STA Circular 82, the STA issued the Administrative Measures on Income Tax on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), or the STA Bulletin 45, which took effect in September 2011 and was last amended in June 2018, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 provides for procedures and administration details of determination on resident status and administration on postdetermination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above and as a result we do not believe our company is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC regulatory authority will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such shareholders do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends have their sources within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be generally subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be generally reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or Class A ordinary shares.

This discussion applies to you only if you are a U.S. Holder (as defined below) and you hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;

●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
●	a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;
●	a person that owns directly, indirectly or constructively ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value;
●	a person that acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that holds our ADSs or Class A ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the ADSs you will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ADSs or Class A ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation or partnership is treated as if it held its proportionate share of the assets of the other corporation or partnership and received directly its proportionate share of the income of the other corporation or partnership.

Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) that is not publicly traded (other than a corporation that is treated as a CFC solely by virtue of certain “downward” attribution rules), the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and our subsidiaries are likely to be CFCs. Accordingly, for purposes of the PFIC rules Pony AI Inc.’s own assets will be measured based on their market value, but the assets of Pony AI Inc.’s subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether Pony AI Inc. is a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc., and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we were a PFIC for our taxable year ended December 31, 2024 and whether we will be a PFIC for our current taxable year or any future taxable year. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been volatile and declined significantly in recent months. Therefore, because we hold a substantial amount of cash, there is a significant risk that we will be a PFIC for the current or any future taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization remains volatile or deflated. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.

In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income for such taxable year.

Even if we are not a PFIC for any particular taxable year, we may be a PFIC for any other taxable year since our PFIC status is an annual factual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time.

For the reasons discussed above, there is a substantial risk that we will be a PFIC for any taxable year.

If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own the ADSs or Class A ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or Class A ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are currently listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the following paragraph).

Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or are treated as a PFIC with respect to you under the “once a PFIC always a PFIC” rule) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate described below with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary to make “qualified electing fund” elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, you will generally be required to file annual reports on IRS Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax law, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because our ADSs are listed on the Nasdaq Global Select Market, if you are a non-corporate U.S. Holder of ADSs, dividends paid to you with respect to your ADSs may be taxable at a favorable rate, subject to applicable holding period and other requirements, and provided that we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations generally (e.g., taking into account whether we are or were a PFIC for any taxable year) and in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (in the case of Class A ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends paid by a non-U.S. corporation are generally treated as foreign-source income for foreign tax credit purposes. However, under Section 904(h) of the Code dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. persons (a “United States-owned foreign corporation”) may be treated as income derived from sources within the United States for foreign tax credit purposes to the extent the non-U.S. corporation has more than a specified de minimis amount of income from sources within the United States. We believe we are a United States owned foreign corporation and may continue to be one in the future. As a result, for any applicable taxable year for which we are a United States-owned foreign corporation, a portion of the dividends (if any) paid by us may be treated as U.S.-source income, which could adversely affect your foreign tax credit limitation (and, depending on your particular circumstances, may limit your ability to credit any PRC withholding tax on dividends against your U.S. federal income tax liability). You should consult your tax adviser regarding the impact of Section 904(h) of the Code on dividends, if any, that we pay with respect to the ADSs or Class A ordinary shares.

As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, the discussion above regarding the possible application of Section 904(h) of the Code and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty, if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of foreign taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct creditable PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or Class A ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credits in respect of any PRC tax on a disposition. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, other limitations under the foreign tax credit rules may preclude you from claiming (or limit your ability to claim) a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. You should consult your tax adviser regarding the consequences to you of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which your ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and Class A ordinary shares.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-282700), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-283216) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N E, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I. Subsidiary Information.

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries’ activities.

Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued

● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-282700), as amended, which registered 20,000,000 Class A ordinary shares represented by 20,000,000 ADSs issued and sold by us, at a public offering price of US$13.00 per ADS for a total offering size of approximately US$260.0 million, and was declared effective by the SEC on November 26, 2024, for our initial public offering, which was completed in November 2024. Goldman Sachs (Asia) L.L.C., Merrill Lynch (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch and Huatai Securities (USA), Inc. were the representatives of the underwriters.

For the period from November 26, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$20.5 million, which included US$12.9 million in underwriting discounts and commissions for the initial public offering and approximately US$7.6 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$417.8 million from our initial public offering and the concurrent private placements in November 2024. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the concurrent private placements were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 26, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2024, we used approximately US$16.1 million of the net proceeds received from our initial public offering and the concurrent private placements for investment in technology and product development, expanding our branding and marketing efforts, further growing our user base and for other general corporate purpose.

We still intend to use the remainder of the net proceeds from our initial public offering and the concurrent private placements to Orbis as disclosed in our registration statements on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Prior to our recently completed initial public offering in November 2024, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. While we believe that we currently have adequate internal control procedures in place, historically, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022 included in this annual report, we identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to short of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting, to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy our identified material weakness, we took a series of actions, including hiring a number of competent and qualified accounting and reporting personnel with relevant knowledge and working experiences of U.S. GAAP, developing a comprehensive manual of accounting policies and procedures in accordance with U.S. GAAP to guide the day-to-day accounting operation and reporting work of our accounting personnel, and implementing regular U.S. GAAP and SEC financial reporting training programs for our accounting and reporting personnel. As of December 31, 2023, based on our management’s assessment on the performance of such remediation measures, we determined that the previously identified material weakness had been remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jackson Tai, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairperson of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333- 282700) filed with the SEC on October 17, 2024 and posted a copy of our code of business conduct and ethics on our website at www.pony.ai. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2023	2024
	US$	US$

	(in thousands)
Services
Audit Fees(1)	1,188	1,530
Tax Fees(2)	275	39

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC, or audit related services in connection with statutory and regulatory filings to the Company and its consolidated subsidiaries.
(2)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, including audit services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that: (i) does not require us to disclose any agreements or arrangements of third party director or nominee compensation, (ii) does not require us to solicit proxy and hold meetings of our shareholders every year, (iii) does not require us to make available to shareholders an annual report containing audited financial statements within a reasonable time following our filing of an annual report with the SEC by posting the annual report to shareholders on or through our website, and simultaneous with such posting, issuing a press release stating that its annual report has been filed with the SEC, (iv) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (v) does not require each member of our compensation committee and nominating and corporate governance committee to be an independent director, (vi) does not require that director nominees be either selected or recommended by independent directors, (vii) does not require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, (viii) does not require us to seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company, (ix) does not require us to seek shareholders’ approval for amending our share incentive plan, (x) does not require us to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares, and (xi) does not require that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. In the future, we may rely on other exemptions provided by Nasdaq. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at https://ir. pony.ai/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our company’s securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is filed as exhibit 11.2 to this annual report on Form 20-F.

ITEM 16K.CYBERSECURITY

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed or services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training to all employees annually.

Governance

Our board of directors has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief technology officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief executive officer and dedicated personnel are certified and experienced information systems security professionals and information security managers with years of experience. Management, including the chief technology officer and our cybersecurity team, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

As of the date of this annual report, we did not identify any cybersecurity threats that had materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our products and solutions rely on the stable performance of both internal and external servers, networks, IT infrastructure and data processing systems, and any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to such servers, networks, assets or systems due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability” on page 38 of this annual report.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Pony AI Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

2.1

Registrant’s Specimen Certificate for American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1 (File No. 333-282700) initially filed on October 17, 2024, as amended)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

2.4*	Description of Registrant’s Securities

4.1	2016 Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

4.2

Form of Indemnification Agreement with each of the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

4.3

Form of Employment Agreement with each of the Registrant’s executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

4.4

Form of Director Agreement with each of the Registrant’s non-executive directors (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

4.5

English translation of the lease agreement of our headquarters (12th Floor) located in Guangzhou by and among Guangzhou (ZX) Pony AI Technology Co., Ltd. and certain landlord dated May 2, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

4.6

English translation of the lease agreement of our headquarters (13th Floor) located in Guangzhou by and among Guangzhou (ZX) Pony AI Technology Co., Ltd. and certain landlord dated September 12, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

8.1

Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-282700), as amended, initially filed with the SEC on October 17, 2024)

11.2*	Pony AI Inc. Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

15.2*	Consent of Walkers (Hong Kong)

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1*	Pony AI Inc. Compensation Recoupment Policy

99.1	Consent of Frost & Sullivan (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form F-1 (File No. 333-282700) filed with the SEC on October 17, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pony AI Inc.

By:	/s/ Jun Peng
	Name:	Dr. Jun Peng
	Title:	Chairman of the Board, Chief Executive Officer

Date: April 25, 2025

PONY AI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pony AI Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pony AI Inc. and its subsidiaries (the “Company”) as of December 31, 2022, 2023 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 26, 2025

We have served as the Company’s auditor since 2022.

PONY AI INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in USD thousands, except share, per share and per ADS data)

	As of December 31,
	2022	2023	2024
Assets
Current assets:
Cash and cash equivalents	316,262	425,960	535,976
Restricted cash, current	1,806	49	21
Short-term investments (including short-term investments measured at fair value of $261,643, $163,594 and $209,035 as of December 31, 2022, 2023 and 2024, respectively)	261,643	163,594	209,035
Accounts receivable, net	25,899	31,580	28,555
Amounts due from related parties, current	8,306	5,650	8,322
Prepaid expenses and other current assets	29,654	39,513	52,713
Total current assets	643,570	666,346	834,622
Non-current assets:
Restricted cash, non-current	450	196	175
Amounts due from related parties, non-current	2,969	—	—
Property, equipment and software, net	26,827	15,420	17,241
Operating lease right-of-use assets	8,138	6,419	13,342
Long-term investments (including long-term investments measured at fair value of $80,173, $51,240 and $93,449 as of December 31, 2022, 2023 and 2024, respectively)	80,653	51,712	130,799
Prepayment for long-term investments	—	—	52,823
Other non-current assets	8,907	7,024	1,819
Total non-current assets	127,944	80,771	216,199
Total assets	771,514	747,117	1,050,821
Liabilities, Mezzanine Equity and Shareholders (Deficit) Equity
Current liabilities:
Accounts payable and other current liabilities (including amounts of the consolidated VIEs without recourse to the Company of $8,104, $7,146 and nil as of December 31, 2022, 2023 and 2024, respectively)	44,042	44,299	66,548
Operating lease liabilities, current (including amounts of the consolidated VIEs without recourse to the Company of $899, $768 and nil as of December 31, 2022, 2023 and 2024, respectively)	4,058	3,866	3,438
Amounts due to related parties, current	—	—	900
Total current liabilities	48,100	48,165	70,886
Operating lease liabilities, non-current (including amounts of the consolidated VIEs without recourse to the Company of $795, $14 and nil as of December 31, 2022, 2023 and 2024, respectively)	3,788	2,246	9,835
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the Company of nil, $57 and nil as of December 31, 2022, 2023 and 2024, respectively)	1,714	1,533	1,389
Total liabilities	53,602	51,944	82,110
Commitments and contingencies (See note 10)

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED BALANCE SHEETS (continued)

(All amounts in USD thousands, except share, per share and per ADS data)

	As of December 31,
	2022	2023	2024
Mezzanine equity:
Series A convertible redeemable preferred shares ($0.0005 par value, 34,717,760 shares, 34,717,760 shares and nil authorized as of December 31, 2022, 2023 and 2024, respectively; and 34,717,760 shares, 34,362,468 and nil shares issued and outstanding with redemption value of $19,949, $20,733 and nil as of December 31, 2022, 2023 and 2024, respectively)	14,818	14,664	—
Series B convertible redeemable preferred shares ($0.0005 par value, 44,758,365 shares, 44,758,365 shares and nil authorized, issued and outstanding with redemption value of $108,592, $114,793 and nil as of December 31, 2022, 2023 and 2024, respectively)	76,840	76,840	—
Series B+ convertible redeemable preferred shares ($0.0005 par value, 27,428,047 shares, 27,428,047 shares and nil authorized, issued and outstanding with redemption value of $135,504, $143,551 and nil as of December 31, 2022, 2023 and 2024, respectively)	107,135	107,135	—
Series B2 convertible redeemable preferred shares ($0.0005 par value, 10,478,885 shares, 10,478,885 shares and nil authorized, issued and outstanding with redemption value of $88,683, $94,148 and nil as of December 31, 2022, 2023 and 2024, respectively)	68,138	68,138	—
Series C convertible redeemable preferred shares ($0.0005 par value, 57,896,414 shares, 57,896,414 shares and nil authorized, issued and outstanding with redemption value of $665,769, $709,409 and nil as of December 31, 2022, 2023 and 2024, respectively)	559,087	559,087	—
Series C+ convertible redeemable preferred shares ($0.0005 par value, 16,161,668 shares, 16,161,668 shares and nil authorized as of December 31, 2022, 2023 and 2024, respectively; and 16,161,021 shares, 16,161,021 shares and nil issued and outstanding with redemption value of $291,183, $311,182 and nil as of December 31, 2022, 2023 and 2024, respectively)	249,884	249,884	—
Series D convertible redeemable preferred shares ($0.0005 par value, 19,964,384 shares, 19,964,384 shares and nil authorized as of December 31, 2022, 2023 and 2024; and 7,453,371 shares, 11,614,287 shares and nil issued and outstanding with redemption value of $198,694, $318,980 and nil as of December 31, 2022, 2023 and 2024, respectively)	181,595	285,530	—
Total mezzanine equity	1,257,497	1,361,278	—
Pony AI Inc. shareholders’ (deficit) equity:
Class A ordinary shares ($0.0005 par value, 307,505,707 shares, 307,505,707 shares and 307,505,707 shares authorized as of December 31, 2022, 2023 and 2024, respectively; 10,708,762 shares, 10,660,389 shares and 269,203,783 shares issued and outstanding as of December 31, 2022, 2023 and 2024, respectively)	9	10	140
Class B ordinary shares ($0.0005 par value, 81,088,770 shares, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2022, 2023 and 2024, respectively)	35	35	35
Additional paid-in capital	63,200	57,759	2,228,444
Special reserve	91	148	220
Accumulated deficit	(614,659)	(739,528)	(1,287,851)
Accumulated other comprehensive (loss) income	(163)	4,326	10,134
Total Pony AI Inc. shareholders’ (deficit) equity	(551,487)	(677,250)	951,122
Non-controlling interests	11,902	11,145	17,589
Total shareholders’ (deficit) equity	(539,585)	(666,105)	968,711
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	771,514	747,117	1,050,821

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in USD thousands, except share, per share and per ADS data)

	Year ended December 31,
	2022	2023	2024
Revenues (including revenues from related parties of $25,393, $23,103 and $30,826 for the years ended December 31, 2022, 2023 and 2024, respectively)	68,386	71,899	75,025
Cost of revenues	(36,322)	(55,015)	(63,622)
Gross profit	32,064	16,884	11,403
Operating expenses:
Research and development expenses	(153,601)	(122,707)	(240,179)
Selling, general and administrative expenses	(49,178)	(37,417)	(56,747)
Total operating expenses	(202,779)	(160,124)	(296,926)
Loss from operations	(170,715)	(143,240)	(285,523)
Investment income	8,890	19,389	20,378
Changes in fair value of warrants liability	3,887	(3,030)	5,617
Other income (expenses), net	9,614	1,427	(15,477)
Loss before income tax	(148,324)	(125,454)	(275,005)
Income tax benefits (expenses)	74	126	(1)
Net loss	(148,250)	(125,328)	(275,006)
Net loss attributable to non-controlling interests	(232)	(516)	(885)
Net loss attributable to Pony AI Inc.	(148,018)	(124,812)	(274,121)
Foreign currency translation adjustments	(16,239)	(3,841)	(2,952)
Unrealized gain on available-for-sale investments, net of tax of $86, $243 and $(282), for the years ended December 31, 2022, 2023 and 2024, respectively	3,172	8,089	16,089
Total other comprehensive (loss) income	(13,067)	4,248	13,137
Total comprehensive loss	(161,317)	(121,080)	(261,869)
Less: Comprehensive income (loss) attributable to non-controlling interest	477	(757)	6,444
Total comprehensive loss attributable to Pony AI Inc.	(161,794)	(120,323)	(268,313)
Weighted average number of shares outstanding used in computing net loss per share, basic and diluted	85,319,170	89,100,415	114,318,765
Net loss per ordinary share and per ADS, basic and diluted	(1.73)	(1.40)	(2.40)
Share-based compensation expenses included in:
Research and development expenses	13,405	1,832	102,383
Selling, general and administrative expenses	5,178	1,926	24,620

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) Equity

(All amounts in USD thousands, except share, per share and per ADS data)

					Accumulated		PONY AI
			Additional		Other		INC.	Non-
	Ordinary Shares		Paid-In	Special	Comprehensive	Accumulated	Shareholders’	Controlling
	Shares	Amount	Capital	Reserve	Income (Loss)	Deficit	(Deficit) Equity	Interests	Total
Balances as of January 1, 2022	91,723,991	42	50,796	—	13,613	(466,550)	(402,099)	3,888	(398,211)
Deemed dividend upon warrant granted to a shareholder (note 12)	—	—	(828)	—	—	—	(828)	—	(828)
Issuance of ordinary shares upon exercise of share options (note 13)	73,541	—	50	—	—	—	50	—	50
Share-based compensation	—	2	13,182	—	—	—	13,184	—	13,184
Capital injection by non-controlling interests	—	—	—	—	—	—	—	7,537	7,537
Other comprehensive income (loss)	—	—	—	—	(13,776)	—	(13,776)	709	(13,067)
Provision of special reserve (note b)	—	—	—	91	—	(91)	—	—	—
Net loss	—	—	—	—	—	(148,018)	(148,018)	(232)	(148,250)
Balances as of December 31, 2022	91,797,532	44	63,200	91	(163)	(614,659)	(551,487)	11,902	(539,585)
Issuance of ordinary shares upon vesting of restricted stock units (“RSUs”)	37,500	—	—	—	—	—	—	—	—
Deemed distribution from repurchase of Series A convertible redeemable preferred shares (note 12)	—	—	(4,646)	—	—	—	(4,646)	—	(4,646)
Repurchase of ordinary shares (note a)	(85,873)	—	(994)	—	—	—	(994)	—	(994)
Settlement of RSUs and share options (note 13)	—	—	(3,054)	—	—	—	(3,054)	—	(3,054)
Share-based compensation	—	1	3,253	—	—	—	3,254	—	3,254
Other comprehensive income (loss)	—	—	—	—	4,489	—	4,489	(241)	4,248
Provision of special reserve (note b)	—	—	—	57	—	(57)	—	—	—
Net loss	—	—	—	—	—	(124,812)	(124,812)	(516)	(125,328)
Balances as of December 31, 2023	91,749,159	45	57,759	148	4,326	(739,528)	(677,250)	11,145	(666,105)
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”), net of issuance cost (note 11)	21,461,410	10	256,656	—	—	—	256,666	—	256,666
Issuance of Class A ordinary shares in the concurrent private placements (“CPP”), net of issuance cost (note 11)	11,672,186	6	151,732	—	—	—	151,738	—	151,738
Conversion of Preferred Shares to Class A ordinary shares upon the completion of the IPO (note 11)	225,409,798	113	1,695,191	—	—	—	1,695,304	—	1,695,304
Accretion of convertible redeemable preferred shares (note 12)	—	—	(59,896)	—	—	(12,658)	(72,554)	—	(72,554)
Modification of convertible redeemable preferred shares (note 12)	—	—	—	—	—	(261,472)	(261,472)	—	(261,472)
Share-based compensation	—	1	127,002	—	—	—	127,003	—	127,003
Other comprehensive income	—	—	—	—	5,808	—	5,808	7,329	13,137
Provision of special reserve (note b)	—	—	—	72	—	(72)	—	—	—
Net loss	—	—	—	—	—	(274,121)	(274,121)	(885)	(275,006)
Balances as of December 31,2024	350,292,553	175	2,228,444	220	10,134	(1,287,851)	951,122	17,589	968,711
Note a:	On May 31, 2023, the Group repurchased 85,873 ordinary shares in aggregate, from two shareholders at total consideration of $994. Such shares were cancelled immediately upon repurchase.
Note b:	The Group is required by law to appropriate a special reserve within equity, namely “Safety Production Fund” which is calculated based on 1% of freight transportation revenues.

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD thousands, except share, per share and per ADS data)

	Year ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net loss	(148,250)	(125,328)	(275,006)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,770	14,342	8,361
Share-based compensation	13,184	3,254	127,003
(Gains) losses from disposal of property and equipment	(39)	1,124	(36)
Realized losses (gains) from investments	107	(2,993)	(5,697)
Deferred income tax	(476)	(120)	—
Changes in fair value of warrants liability	(3,887)	3,030	(5,617)
Changes in fair value of equity investment	—	4,727	21,285
Unrealized foreign exchange (gains) losses	(2,782)	681	550
Noncash lease expense	4,420	5,515	6,238
Changes in operating assets and liabilities:
Accounts receivable	(26,529)	(16,367)	2,016
Amounts due from related parties	(6,213)	5,625	(2,672)
Prepaid expenses and other current assets	(9,878)	(5,027)	(9,857)
Other non-current assets	(5,883)	302	3,739
Accounts payable and other current liabilities	19,007	(1,149)	23,220
Right-of-use assets	(9,870)	(3,424)	(11,377)
Operating lease liabilities, current and non-current	5,718	345	7,206
Other non-current liabilities	(167)	42	(114)
Net cash used in operating activities	(154,768)	(115,421)	(110,758)
Cash flows from investing activities:
Purchases of property, equipment and software	(12,033)	(5,091)	(11,397)
Purchases of short-term investments	(193,825)	(66,088)	(513,596)
Proceeds from the sales and maturities of short-term investments	204,479	172,214	488,643
Prepayment for long-term investments	—	—	(52,823)
Purchases of long-term investments	(19,411)	(15,000)	(113,842)
Proceeds from the sales and maturities of long-term investments	69,599	49,590	21,696
Proceeds from disposal of property and equipment	520	869	52
Net cash provided by (used in) investing activities	49,329	136,494	(181,267)
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares	186,342	104,006	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO and CPP, net of issuance costs of $9,442	—	—	408,404
Payments for finance lease liabilities	(853)	(1,061)	(1,015)
Proceeds from loans in connection to warrant issuance	3,946	—	—
Payments for loans in connection to warrant issuance	—	(3,829)	—
Settlement of RSUs and share options	(5,399)	(3,558)	—
Payment for the repurchase of ordinary shares	—	(994)	—
Payment for the repurchase of Series A convertible redeemable preferred shares	—	(4,800)	—
Capital contribution by non-controlling shareholders of subsidiary	7,537	—	—
Net cash provided by financing activities	191,573	89,764	407,389
Effect of exchange rate changes on cash and cash equivalents	(10,607)	(3,150)	(5,397)
Increase in cash and cash equivalents	75,527	107,687	109,967
Cash, cash equivalents and restricted cash at beginning of year	242,991	318,518	426,205
Cash, cash equivalents and restricted cash at end of year	318,518	426,205	536,172
Cash and cash equivalents	316,262	425,960	535,976
Restricted cash	2,256	245	196
Cash, cash equivalents and restricted cash at end of year	318,518	426,205	536,172
Supplemental disclosure of cash flow information
– Cash paid for income tax	9	434	1
Non-cash investing and financing activities
– Payable for purchase of property and equipment, and not paid yet	110	212	148
– Deemed dividend upon warrant granted to a shareholder	828	—	—
– Issuance of ordinary shares for share options exercised through other payables	50	—	—
– Accounts receivable settled in shares	—	10,000	—

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES

(a)Description of Business

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company, its subsidiaries, and the consolidated variable interest entities (the “VIEs” as defined in note 1(b)) and the VIEs’ subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People’s Republic of China (“PRC”) and the United States of America (“U.S.”) through subsidiaries and the consolidated VIEs and the VIEs’ subsidiaries.

In November 2024, the Company completed its listing on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). Refer to note 11 Ordinary Shares.

As of December 31, 2024, the Group’s subsidiaries were as follows:

	Later of Date of	Place of	Legal
	Incorporation/	Establishment/	Ownership
Name of Entity	Consolidation	Incorporation	%
Pony.ai, Inc.	November 15, 2016	Delaware, U.S.	100
Hong Kong Pony AI Limited	December 13, 2016	Hong Kong, PRC	100
Beijing (ZX) Pony AI Technology Co., Ltd. (“Beijing ZX”)	December 19, 2016	Beijing, PRC	100
Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing HX”)	April 1, 2017	Beijing, PRC	100
Guangzhou (ZX) Pony AI Technology Co., Ltd. (“Guangzhou ZX”)	October 25, 2017	Guangdong, PRC	100
Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou HX”)	January 12, 2018	Guangdong, PRC	100
Guangzhou Bibi Technology Co., Ltd.	November 21, 2018	Guangdong, PRC	100
Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing YX”)	June 19, 2019	Beijing, PRC	100
Jiangsu Rye Data Technology Co., Ltd. (“Jiangsu RD”)	July 18, 2019	Jiangsu, PRC	100
Shanghai (YX) Pony AI Technology Co., Ltd. (“Shanghai YX”)	May 29, 2020	Shanghai, PRC	100
Guangzhou (YX) Pony AI Technology Co., Ltd.	June 24, 2020	Guangdong, PRC	100
Tianjin Poplar LLP.	October 28, 2020	Tianjin, PRC	62
Guangzhou Pony Truck Technology Co., Ltd.	December 7, 2020	Guangdong, PRC	100
Beijing (RX) Pony AI Technology Co., Ltd.	December 14, 2020	Beijing, PRC	100
Beijing Pony Truck Technology Co., Ltd.	December 29, 2020	Beijing, PRC	100
Guangzhou Pony Intelligent Logistics Technology Co., Ltd.	January 19, 2021	Guangdong, PRC	100
Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen YX”)	April 8, 2021	Shenzhen, PRC	100
Cyantron Logistics Technology Co., Ltd. (“Cyantron Logistics”)	February 17, 2022	Guangdong, PRC	51
Shanghai (ZX) Pony AI Technology Development Co., Ltd.	March 3, 2022	Shanghai, PRC	100
Qingdao Cyantron Logistics Technology Co., Ltd.	March 14, 2022	Shandong, PRC	51
Pony.AI Europe S.à r.l.	September 4, 2024	Esch-sur-Alzette, Luxembourg	100

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

(b)Consolidated VIEs in the PRC

Applicable PRC laws and regulations prohibit or restrict entities with direct foreign ownership from engaging in certain businesses activities in the PRC. The Company established a series of contractual arrangements with Beijing ZX and Guangzhou ZX (the “VIEs”) and their shareholders (“Nominee Stockholders”) primarily for business development purposes where the Company’s business is currently not subject to any foreign ownership restrictions under the applicable PRC laws and regulations, it may expand its business operations into areas that are subject to foreign ownership restrictions through the existing VIEs and other VIEs to be established if necessary.

1.OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

Historically and as of December 31, 2023, the Company, through Beijing HX and Guangzhou HX (the “WFOEs”), entered into the following contractual arrangements with the VIEs, and the Nominee Stockholders that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs are considered the primary beneficiaries of the VIEs, and the financial results of operations, assets and liabilities of the VIEs and their subsidiaries were included in the consolidated financial statements.

In February 2024, the Company completed a series of transactions to restructure its organization and business operations (the “Reorganization”). Specifically, Beijing HX, Guangzhou HX, Beijing YX, the VIEs and Nominee Stockholders of the VIEs entered into a series of agreements (the “VIE Reorganization Agreements”), pursuant to which, Guangzhou HX and Beijing YX acquired 100% net assets of the VIEs, from the Nominee Stockholders, at a consideration of nil, which is a transaction under common control. Upon completion of the Reorganization, the Company’s operations in mainland China are conducted exclusively through its subsidiaries and the Company began to consolidate all the Group’s entities through its direct legal ownership.

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and the VIEs’ Nominee Stockholders which remained effective until the completion of Reorganization described above:

i)Contracts that give the Group effective control of the VIEs

Exclusive Purchase Option Agreements. The Nominee Stockholders of the VIEs have granted the WFOEs the exclusive and irrevocable right to purchase from the Nominee Stockholders, to the extent permitted under the PRC laws and regulations, part or all of the equity interests in these entities for a purchase price not higher than the paid in registered capital of such equity interests. The WFOEs may exercise such an option at any time. In addition, the VIEs and their Nominee Stockholders have agreed that without prior written consent of the WFOEs, they will not transfer or otherwise dispose of the equity interests or declare any dividend. The Nominee Stockholders of the VIEs must appoint the candidates nominated by the WFOEs to be the directors on their board of directors (“Board”) in accordance with applicable laws and the articles of association of the VIEs.

Powers of Attorney. Pursuant to the irrevocable powers of attorney, each of the Nominee Stockholders appointed the WFOEs as their attorney-in-fact to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Stockholders’ equity interests, and electing, appointing or removing directors, the general managers and other senior executives of the VIEs. Each power of attorney will remain in force during the period when the Nominee Stockholders continue to be shareholders of the VIEs. Each of the Nominee Stockholders has waived all the rights which have been authorized to the WFOEs under each power of attorney.

Equity Pledge Agreements. Pursuant to the relevant equity pledge agreements, the Nominee Stockholders of the VIEs have pledged all of their equity interests in relevant VIEs to the WFOEs as collateral for all of their payments due to the WFOEs and to secure their obligations under the above agreements. The Nominee Stockholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the WFOEs without the WFOEs’ pre-approval. The WFOEs are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the WFOEs as the pledgee, will be entitled to dispose the pledged equity interests through transfer or assignment. The equity pledge agreements will expire when the Nominee Stockholders have completed all their payments and obligations under the above agreements unless otherwise terminated earlier by the WFOEs.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

Spousal Consent Letters. Pursuant to the spousal consent letters executed by the spouses of respective Nominee Stockholders of the VIEs, the signing spouses confirm and agree to the execution of the Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreements, the Equity Pledge Agreements and Powers of Attorney by the respective Nominee Stockholders. They further undertake not to hinder the disposal of the equity and not to make any assertions in connection with the equity of the VIEs held by the applicable Nominee Stockholders, and confirm that the applicable Nominee Stockholders can perform the relevant transaction documents described above and further amend or terminate such transaction documents without the authorization or consent from such spouse. The spouse of each applicable Nominee Stockholders agrees and undertakes that if he/she obtains any equity of the VIEs held by the applicable Nominee Stockholders for any reasons, he/she would be bound by the transaction documents.

ii)Contracts that enable the Group to receive substantially all of the economic benefits from the VIEs

Exclusive Business Cooperation Agreements. The WFOEs and the relevant VIEs entered into exclusive business cooperation agreements under which the relevant VIEs engage the WFOEs as their exclusive providers of technical support, intellectual property license, maintenance and other services. The VIEs shall pay to the WFOEs service fees with 100% of the VIEs’ net profits, or any other amount determined by the WFOEs. The WFOEs exclusively own any intellectual property arising from the performance of the agreements. These contractual agreements have an initial term of ten years, and can be extended at the WFOEs’ options prior to the expiration date. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the WFOEs.

iii)Risks in relation to the VIE structure

Part of the Group’s business is conducted through the VIEs, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the Nominee Stockholders are in compliance with the PRC laws and regulations and are legally binding and enforceable. The Nominee Stockholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the Nominee Stockholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements. Therefore, the enforceability of the contractual agreements between the Group, the VIEs and VIEs’ Nominee Stockholders depends on whether the Group’s shareholders or their PRC subsidiaries will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIEs and the VIEs’ subsidiaries in the consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group’s control over the VIEs through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure and business operations.

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among the WFOEs, the VIEs and the VIEs’ Nominee Stockholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●revoke the agreements constituting the contractual arrangements;
●revoke the Group’s business and operating licenses;
●require the Group to discontinue or restrict operations;
●restrict the Group’s right to collect revenue;
●	restrict or prohibit the Group’s use of the proceeds from the public offering to fund the Group’s business and operations in China;
●shut down all or part of the Group’s websites or services;
●levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non- compliant operations;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff, and assets;
●impose additional conditions or requirements with which the Group may not be able to comply; or
●take other regulatory or enforcement actions that could be harmful to the Group’s business.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIEs (through its equity interests in its subsidiaries) or the right to receive its economic benefits, the Group will no longer be able to consolidate the VIEs and the VIEs’ subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote. The Group’s operations depend on the VIEs and the VIEs’ Nominee Stockholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by the PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the VIEs’ Nominee Stockholders fail to perform their obligations under those arrangements.

The financial information of the consolidated VIEs and the VIEs’ subsidiaries as of December 31, 2022 and 2023, after eliminating the intercompany balances and transaction, is as follows. The information as of December 31, 2024 is not included as it has become inapplicable following the completion of the Reorganization.

	As of December 31,
	2022	2023
Current assets:
Cash and cash equivalents	31,607	16,863
Restricted cash, current	1,806	—
Short-term investments	—	4,238
Accounts receivable, net	1,343	11,921
Amounts due from related parties	1,831	165
Prepaid expenses and other current assets	7,073	8,958
Total current assets	43,660	42,145
Non-current assets:
Property, equipment and software, net	11,558	4,251
Operating right-of-use assets	1,677	851
Long-term investments	14,389	16,078
Other non-current assets	6,327	4,515
Total assets	77,611	67,840

Current liabilities:
Accounts payable and other current liabilities	8,104	7,146
Operating lease liabilities, current	899	768
Non-current liabilities:
Operating lease liabilities, non-current	795	14
Other non-current liabilities	—	57
Total liabilities	9,798	7,985

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

	Year ended December 31,
	2022	2023
Revenues	15,378	22,679
Net loss	(13,466)	(16,467)
Net cash used in operating activities	(6,331)	(7,806)
Net cash used in investing activities	(2,980)	(4,825)
Net cash used in financing activities	(568)	—

The VIEs contributed an aggregate of 22.5% and 31.5% of the consolidated net revenues for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 10.1% and 9.1%, respectively, of the consolidated total assets, and 18.3% and 15.4%, respectively, of the consolidated total liabilities. The assets that were not associated with the VIEs primarily consist of cash and cash equivalents, short-term investments and long-term investments. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to note 17 for disclosure of restricted net assets. The Group may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Prior to the Reorganization in February 2024, the WFOEs were considered the primary beneficiaries of the VIEs, and the financial results of operations of the VIEs and their subsidiaries were included in the Company’s consolidated financial statements for the year ended December 31, 2024. From January 1, 2024 to the completion date of Reorganization in February 2024, the VIEs were engaged in research and development activities without any revenue generated, and the related results of operations and cash flows of the VIEs were not material.

(c)Liquidity

The Group incurred net loss of $148.3 million, $125.3 million and $275.0 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities was $154.8 million, $115.4 million and $110.8 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was $614.7 million, $739.5 million and $1,287.9 million as of December 31, 2022, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors’ investments. Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of December 31, 2022, 2023 and 2024, the Group had $316.3 million, $426.0 million and $536.0 million of cash and cash equivalents, $261.6 million, $163.6 million and $209.0 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries for which the Company are the primary beneficiary.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees’ preferred shares, fair value of warrants liability, valuation allowance for deferred tax assets, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price (“SSP”), impairment of long- lived assets, investment in equity investees and investment securities, and accretion of preferred shares. These estimates are based on information available as of the date of the consolidated financial statements, therefore, actual results could differ from those estimates.

(d)Cash and cash equivalents

The Group considers all highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates the fair value.

(e)Restricted cash

Cash and cash equivalents that are restricted as to withdrawal or for use or pledged as security are reported separately as restricted cash. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for office lease contracts in the U.S. and for issuance of letter of guarantee.

(f)Investments in marketable debt securities

Investments in marketable debt securities are recorded as investments under short-term investments and long-term investments on the consolidated balance sheets based on their remaining contractual maturities. Investments in marketable debt securities consist of asset-backed securities, Canada treasury securities, commercial paper, corporate bonds, supranational securities, U.S. agencies securities, U.S. treasury securities, Yankee bonds as well as wealth management products. The Group determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each consolidated balance sheet date. Marketable debt securities are classified as available-for-sale as they do not meet the criteria of held-to-maturity or trading securities, and are carried at fair value on the consolidated balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sale of these securities are recognized under investment income on the consolidated statements of operations and comprehensive loss.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment on the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholders’(deficit) equity. As of December 31, 2022, 2023 and 2024 there were no investments held by the Group that had been in continuous unrealized loss position.

(g)Short-term investments

Short-term investments are mainly comprised of investments in marketable debt securities, equity investment with readily determinable fair values and term deposits and certificate of deposits.

For investments in investees’ shares with readily determinable fair values, the fair value was determined using directly observable inputs in the market place. Whenever events or changes in circumstances indicate that the carrying value may no longer be observable, the fair value of aforementioned short-term investments was determined using models with significant unobservable inputs, primarily the management projection of discounted future cash flow and the discount rate. The investments with readily determinable fair values are reported at fair value, with unrealized gains and losses recorded in other income (expenses), net.

(h)Long-term investments

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits and certificate of deposits.

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’(deficit) equity.

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, as these equity security investments do not have readily determinable fair value, the Group measures these equity security investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income (expenses), net.

For investments in common stock or in-substance common stock of investee company, over which the Group can exercise significant influence, but does not have a controlling interest, the Group accounted for the investments using the equity method. Under the equity method, the Group initially records its investments at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of operations and comprehensive loss accordingly. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. In evaluating potential impairment of its equity method investments, the Group considers available quantitative and qualitative evidence. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Group’s assessment of the collectability of accounts.

The Group evaluates its accounts receivable for expected credit losses on a regular basis in accordance with ASU No. 2016-13 (Topic 326). The Group regularly reviews the adequacy of the allowance by considering factors, such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Group’s exposure to credit losses may increase if its customers are adversely affected by changes, such as economic pressures or uncertainty associated with local or global economic recessions, or other customer-specific factors. Although the Group historically has not experienced significant credit losses, it will continue to periodically review the allowance and make necessary adjustments accordingly.

Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2022, 2023 and 2024, the allowance for doubtful accounts provided was not material.

(j)Property, equipment and software, net

Property, equipment and software, net is stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computer and equipment	3 – 4 years
Vehicle and equipment	3 – 6 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Software	3 years
Furniture and fixtures	5 years
Operating lease right-of-use assets	2 – 5 years
Finance lease right-of-use assets	3 – 8 years

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2022, 2023 and 2024, construction in progress in the amount of $125, $7 and $597, respectively, was primarily relating to the construction of leasehold improvements.

(k)Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price, including the constraint on variable consideration;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, the Group satisfies a performance obligation.

Revenues disaggregated by nature for the years ended December 31, 2022, 2023 and 2024 consist of the following:

	Year Ended December 31,
	2022	2023	2024
Engineering solution services	44,959	40,634	27,984
Virtual driver operation services	21,421	23,912	39,431
Sales of products	2,006	7,353	7,610
Total	68,386	71,899	75,025

The following is a description of the accounting policy for the principal revenues by nature of the Group.

i)Engineering solution services

The Group derives revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. The Group’s engineering solution contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, the Group identifies each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer.

The Group allocates the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when the Group does not sell the products or services separately, the Group estimates the SSP of each performance obligation based on an adjusted market assessment approach.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, software licensing and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received (“point in time”). Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and the Group is obligated to update the software to latest version of the software during the service period.

ii)Virtual driver operation services

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robotruck logistics services.

For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi service. The robotaxi services revenue is recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenue incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the driverless taxi services.

For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotruck fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation service. The Group recognizes revenue over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenue incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.

iii)Sales of products

The Group sells autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.

Contract balances

Contract assets relate to the Group’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of December 31, 2024. Revenues recognized for the years ended December 31, 2022, 2023 and 2024 from performance obligations related to prior years were not material.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)	The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.
(ii)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(m)Cost of revenues

Cost of revenues consists of expenses relating to salaries and benefits of supporting engineers and other direct supporting personnel, materials and supplies, depreciation of fixed assets, and other costs incurred to directly support the fulfillment of the revenue contracts, such as rental expenses, bandwidth and data center expenditures.

(n)Research and development expenses (“R&D expenses”)

R&D expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for R&D personnel; (ii) direct input of materials and supplies expenses in relation to R&D; and (iii) certain other expenses, such as office rental expenses, bandwidth and data center expenditures, utilities, depreciation of equipment and other expenses incurred in R&D.

The Group follows the provisions of ASC 985, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, which requires that software development costs incurred in conjunction with development be charged to R&D expenses until technological feasibility is established. The technological feasibility is established upon completion of a working model. The costs incurred by the Group between technological feasibility and general release to the public have been insignificant. Accordingly, all R&D costs have been expensed as incurred.

(o)Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for the general and administrative personnel; (ii) professional services expenses; and (iii) certain operating expenses, such as office rental expenses, utilities and other expenses necessary to support the Group’s business.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842), from January 1, 2022 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group leases office spaces and warehouses in different cities in the PRC and U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets in its consolidated balance sheets at the lease commencement. The Group classified its leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25, and recorded the leases of logistics vehicles and containers as finance leases because the lease terms cover majority of the remaining economic life of the underlying assets. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liabilities adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to eight years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For short-term leases with lease term less than one year, the Group records operating lease expenses in its consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term and records variable lease payments as incurred.

(q)Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expenses are recognized (a) for the awards granted with only service condition, using the straight-line attribution method, net of actual forfeitures as they occur, over the vesting period; (b) for the awards granted with service condition and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of IPO is a performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition should be recorded upon the occurrence of an IPO. The IPO was completed in November 2024 and the share awards for which the service condition had been met became vested. The remaining share awards will be vested as the service conditions are met.

The Group selected the Black-Scholes option-pricing model as the method for determining the estimated fair value for share options. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the share option’s expected term, the price volatility of the underlying stock, risk-free interest rate and expected dividend yield.

(r)Government subsidies

The government subsidies provided by the local government mainly included funding to support the growth of the Group. Government subsidies are mainly recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure, not subject to future return or not related to future performance obligation. For the years ended December 31, 2022, 2023 and 2024, $7.6 million, $7.1 million and $6.5 million were received and recognized as other income (expenses), net on the consolidated statements of operations and comprehensive loss, respectively.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)Employee defined contribution plan

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were $13.5 million, $13.2 million and $14.6 million for the years ended December 31, 2022, 2023 and 2024, respectively.

U.S. Contribution Plan

The Group sponsored a qualified 401(k) defined contribution plan covering eligible employees starting January 1, 2020. For the year ended December 31, 2022, the Group’s contribution method was to match employee’s elective deferrals on a dollar-for-dollar basis up to 3% of the employee’s compensation. The Group incurred $0.8 million of 401(k) and Simple Individual Retirement Account (“IRA”) employer match expenses for the year ended December 31, 2022. Under both plans, participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Group has decided to discontinue the contribution plan starting from 2023, therefore the Group incurred nil and nil of 401(k) and IRA employer match expenses for the years ended December 31, 2023 and 2024, respectively.

(t)Income taxes

Income taxes are accounted for under the asset and liability method. Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31, 2022, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group recognizes interest and penalties related to income tax matters as a component of income tax expenses.

(u)PRC Value-added tax (“VAT”)

The Group’s subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% and 9% for services rendered and 13% for goods sold.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)Fair value measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.
●	Level 2 — Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.
●	Level 3 — Inputs are unobservable inputs for the asset or liability.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The level in the fair value hierarchfvy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety. The fair values of the Group’s investments are based upon prices provided by an independent source. The Group has reviewed these prices for reasonableness and has not adjusted any prices received from the independent provider. Securities reported at fair value utilizing Level 1 inputs represent assets whose fair value is determined based upon observable unadjusted quoted market prices for identical assets in active markets. Level 2 securities represent assets whose fair value is determined using observable market information, such as previous day trade prices, quotes from less active markets, or quoted prices of securities with similar characteristics. There were no transfers between Level 1, Level 2 and Level 3 investments during the years ended December 31, 2022, 2023 and 2024. The carrying amounts of accounts receivable, amounts due from related parties, current and accounts payable approximates the fair value because of their short-term nature.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)Foreign currency

The Group’s reporting currency and functional currency is the U.S. dollar. The Group determines its functional currencies based on the criteria of Accounting Standards Codification (ASC) 830, Foreign Currency Matters. The functional currency of the Company’s subsidiaries in the United States and Hong Kong, China is the U.S. dollar. The functional currencies of its subsidiaries, the VIEs, and the VIEs’ subsidiaries in Mainland China are the Renminbi (“RMB”). The Group uses the monthly average exchange rate for the year and the exchange rate at the consolidated balance sheet date to translate the operating results and financial position, respectively. Equity accounts are translated at historical exchange rates. Translation differences are recorded in accumulated other comprehensive income (loss), as a component of shareholders’ (deficit) equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the consolidated balance sheet date. The Group reflects net foreign exchange transaction gains and losses resulting from the conversion of the foreign currencies to functional currency included in other income (expenses), net.

(x)Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income (loss) for the periods presented includes net loss, change in foreign currency translation adjustments and unrealized gain (loss) on available-for-sale investments.

(y)Non-controlling interests

The Company’s consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to minority shareholders of the consolidated affiliated companies are classified separately as “non-controlling interests” in the Company’s consolidated statements of operations and comprehensive loss.

(z)Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary shares and Class B ordinary shares have the same rights in dividend. Therefore, basic and diluted loss per share is the same for both classes of ordinary shares. The Group’s Preferred Shares are considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Preferred Shares using as-if- converted method and ordinary shares issuable upon the exercise and settlement of share options and RSUs using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)Segment reporting

Based on the criteria established by ASC 280, operating segments are defined as components of an enterprise (business activity from which it earns revenues and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as its Chief Executive Officer, who reviews consolidated results when making decisions about resource allocation and performance evaluation of the Group as a whole and does not distinguish between markets or segments. Therefore, the Group has only one reportable segment. Accordingly, the CODM uses the consolidated net loss to measure segment profit or loss, allocate resources, and assess performance. The CODM is regularly provided with the consolidated expenses as noted on the face of the consolidated statements of operations and comprehensive loss and uses net loss to monitor budget versus actual results when making decisions about the allocation of operating and capital resources.

The assets of the Group are held in the PRC and the U.S. The long-lived assets as of December 31, 2022, 2023 and 2024, are as follows:

	As of December 31,
	2022	2023	2024
The PRC	31,360	18,179	28,633
The U.S	3,605	3,660	1,950
Total	34,965	21,839	30,583

For the years ended December 31, 2022, 2023 and 2024, the Group’s total revenues by geographic area are as follows:

	Year ended December 31,
	2022	2023	2024
The PRC and others	57,859	71,578	74,421
The U.S	10,527	321	604
Total	68,386	71,899	75,025

(ab)Recently issued accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

New accounting standards which have been adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which aims to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted ASU 2023-07 on January 1, 2024 and the adoption of this ASU does not have material impact to the consolidated financial statements. Refer to Note 2. Summary Of Significant Accounting Policies - (z) Segment reporting.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect the adoption of the ASU to have an impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.

3.CONCENTRATIONS AND RISKS

(a)Concentration of customers and suppliers

Three customers represented 31.0%, 15.4% and 12.3%, respectively, of the total revenues for the year ended December 31, 2022. Two customers represented 31.3% and 25.0%, respectively, of the total revenues for the year ended December 31, 2023. One customer represented 29.8% of the total revenues for the year ended December 31, 2024. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024. Three customers accounted for 40.5%, 24.7% and 10.6%, respectively, of the total accounts receivable as of December 31, 2022. Four customers accounted for 24.5%, 16.5%, 16.1% and 13.3%, respectively, of the total accounts receivable as of December 31, 2023. Two customers accounted for 17.9% and 11.3%, respectively, of the total accounts receivable as of December 31, 2024.

(b)Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Group invests its excess cash in low-risk, high credit quality and highly liquid securities, and places its cash and cash equivalents and short-term investments in the financial institutions which the management believes are of high credit quality. Securities of any given issuer valued at cost at the time of purchase should not exceed 5% of the market value of the portfolio or $1.0 million, whichever is greater. For purposes of this diversification restriction, securities of a parent company, subsidiaries, and entities acquired or merged will be combined. Credit risk arises from cash and cash equivalents, short-term investments, as well as credit exposures to customers, including outstanding receivables. The carrying amount of these financial assets represents the maximum amount of loss due to credit risk. Accounts receivable are typically unsecured and are derived from revenues earned directly from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

3.CONCENTRATIONS AND RISKS (continued)

(c)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to $162.1 million, $166.8 million and $126.6 million as of December 31, 2022, 2023 and 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(d)Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 9%, 2% and 1% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4.INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments on the consolidated balance sheets. The following is a summary of the Group’s investments in marketable debt securities as of December 31, 2022, 2023 and 2024:

	As of December 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	Loss	Fair Value
Asset backed securities	30,408	—	(635)	29,773
Canada treasury securities	1,999	—	(7)	1,992
Commercial paper	22,925	—	—	22,925
Corporate bonds	108,337	—	(1,682)	106,655
Supranational securities	8,459	—	(51)	8,408
U.S. agencies securities	13,994	—	(402)	13,592
U.S. treasury securities	24,012	—	(469)	23,543
Yankee bonds	17,305	—	(114)	17,191
Wealth management products	87,920	115	—	88,035
Total	315,359	115	(3,360)	312,114

	As of December 31, 2023
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	Loss	Fair Value
Asset backed securities	1,962	—	(29)	1,933
Corporate bonds	14,211	—	(82)	14,129
Yankee bonds	6,500	—	—	6,500
Wealth management products	66,272	97	—	66,369
Total	88,945	97	(111)	88,931

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

4.INVESTMENTS IN MARKETABLE DEBT SECURITIES (continued)

	As of December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	Loss	Fair Value
Asset backed securities	6,400	4	—	6,404
Commercial paper	7,592	1	—	7,593
Corporate bonds	87,591	—	(163)	87,428
Treasury bill	5,925	3	—	5,928
U.S. treasury securities	8,039	—	(44)	7,995
Yankee bonds	5,601	—	(12)	5,589
Wealth management products	87,603	344	—	87,947
Total	208,751	352	(219)	208,884

5.LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits and certificate of deposits. The following is a summary of long-term investments:

	Year ended December 31,
	2022	2023	2024
Investments in marketable debt securities (note 6)	50,471	1,933	58,373
Debt investments in investees’ preferred shares (note 5a) and (note 6)	29,702	49,307	35,076
Equity investment without readily determinable fair values	480	472	465
Equity method investment (note 5b)	—	—	15,368
Term deposits and certificate of deposits (note 6)	—	—	21,517
Total	80,653	51,712	130,799

(a) Debt investments in investees’ preferred shares

In January 2021, the Group invested in the convertible redeemable preferred shares of a private company which engaged in graphics processing unit (“GPU”) computing technology and service at the amount of $4.0 million.

In July 2022 and April 2023, the Group invested in the convertible redeemable preferred shares of a company engaged in the app-based ride-hailing vehicle business at cash consideration of $15.0 million and $15.0 million, respectively. Considering the substantive redemption rights, the Group classified these investments as available-for-sale investments, recorded under long-term investments on the consolidated balance sheets as of December 31, 2022 and 2023. In July 2024, along with the listing of the investee, the Group’s preferred shares in the investee were automatically converted into ordinary shares, and the Group measured the fair value of its investments in ordinary shares using the market approach based on the quoted stock price of the investee and has classified it as Level 1 measurement. Since the Group does not intend to hold the listed common shares more than twelve months, the investment of $38.7 million has been reclassified to short-term investments as equity investment with readily determinable fair values since the investee’s listing date. As of December 31, 2024, the balance of this investment of $19.7 million was recorded in the short-term investments. For the years ended December 31, 2024, $17.2 million unrealized loss was recorded in other income (expenses), net.

For the years ended December 31, 2022, 2023, and 2024, $5.6 million, $4.8 million and $24.7 million unrealized gain was recorded in other comprehensive income, respectively.

These available-for-sale debt investments are carried at fair value. The Group uses backsolve method with significant unobservable inputs to measure the fair value of the investments (Level 3), which primarily include the recent transaction price of the underlying private company’s securities and discount for lack of marketability (“DLOM”).

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

5.LONG-TERM INVESTMENTS (continued)

As of December 31, 2022, 2023 and 2024, no impairment indicator was identified associated with the available for-sale debt investments.

The following table summarizes the activities related to fair value of the debt investments in investees’ preferred shares, which are recorded as available-for-sale investments:

	Year ended December 31,
	2022	2023	2024
Fair value of available-for-sale debt investments at the beginning of the year (Level 3)	10,110	29,702	49,307
Additions – initial investment	15,000	15,000	—
Reclass to short-term investments (note 5a)	—	—	(38,738)
Change in fair value	5,620	4,828	24,736
Foreign currency translation adjustment	(1,028)	(223)	(229)
Fair value of available-for-sale debt investments at the end of the year (Level 3)	29,702	49,307	35,076

(b) Equity method investment

In May and September 2024, the Group paid $1.6 million and $2.6 million in cash, respectively, to a joint venture as initial investment in its common shares, to subscribe 50% equity rights of the investee, to advance the future mass production and large-scale deployment of fully driverless vehicles. Since the Group can exercise significant influence over the joint venture, and does not have a controlling interest, this investment is accounted for using the equity method.

In November 2024, the Group, as a limited partner, paid $11.2 million in cash to a fund as initial investment, to subscribe 99.9% equity rights of the fund for future investment in automation driving industry. Since the Group can exercise significant influence over the fund, in which all partners have veto rights, and the Group does not have a controlling interest, this investment is accounted for using the equity method.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6.FAIR VALUE MEASUREMENTS

Fair value measurements or disclosed on a recurring basis

The fair value measurements of assets and liabilities that are measured or disclosed at fair value on a recurring basis as of December 31, 2022, 2023 and 2024, are as follows:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	42,928	—	42,928
Corporate bonds	—	2,998	—	2,998
Money market funds	38,954	—	—	38,954
Subtotal	38,954	45,926	—	84,880
Short-term investments:
Asset backed securities	—	4,495	—	4,495
Canada treasury securities	—	1,992	—	1,992
Commercial paper	—	22,925	—	22,925
Corporate bonds	—	87,931	—	87,931
Supranational securities	—	8,408	—	8,408
U.S. agencies securities	—	13,592	—	13,592
U.S. treasury securities	23,543	—	—	23,543
Yankee bonds	—	10,722	—	10,722
Wealth management products	—	88,035	—	88,035
Marketable debt securities (note 4)	23,543	238,100	—	261,643
Subtotal	23,543	238,100	—	261,643
Long-term investments:
Asset backed securities	—	25,278	—	25,278
Corporate bonds	—	18,724	—	18,724
Yankee bonds	—	6,469	—	6,469
Marketable debt securities (note 4)	—	50,471	—	50,471
Debt investments in investees’ preferred shares (note 5a)	—	—	29,702	29,702
Subtotal	—	50,471	29,702	80,173
Total assets in fair value	62,497	334,497	29,702	426,696
Warrants liability (note 12)	—	—	2,516	2,516

6.FAIR VALUE MEASUREMENTS (continued)

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	77,370	—	77,370
Corporate bonds	—	4,749	—	4,749
Money market funds	117,492	—	—	117,492
Subtotal	117,492	82,119	—	199,611
Short-term investments:
Corporate bonds	—	14,129	—	14,129
Yankee bonds	—	6,500	—	6,500
Wealth management products	—	66,369	—	66,369
Marketable debt securities (note 4)	—	86,998	—	86,998
Equity investment with readily determinable fair values (note b)	5,273	—	—	5,273
Equity securities	5,273	—	—	5,273
Term deposits and certificate of deposits (note a)	—	71,323	—	71,323
Subtotal	5,273	158,321	—	163,594
Long-term investments:
Asset backed securities	—	1,933	—	1,933
Marketable debt securities (note 4)	—	1,933	—	1,933
Debt investments in investees’ preferred shares (note 5a)	—	—	49,307	49,307
Subtotal	—	1,933	49,307	51,240
Total assets in fair value	122,765	242,373	49,307	414,445
Warrants liability (note 12)	—	—	5,617	5,617

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6. FAIR VALUE MEASUREMENTS (continued)

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	4,488	—	4,488
Subtotal	—	4,488	—	4,488
Short-term investments:
Asset backed securities	—	330	—	330
Commercial paper	—	7,593	—	7,593
Corporate bonds	—	49,773	—	49,773
Treasury bill	—	5,928	—	5,928
U.S. treasury securities	1,948	—	—	1,948
Yankee bonds	—	2,009	—	2,009
Wealth management products	—	82,930	—	82,930
Marketable debt securities (note 4)	1,948	148,563	—	150,511
Equity investment with readily determinable fair values (note b and note 5a)	23,988	—	—	23,988
Equity securities	23,988	—	—	23,988
Term deposits and certificate of deposits (note a)	—	34,536	—	34,536
Subtotal	25,936	183,099	—	209,035
Long-term investments:
Asset backed securities	—	6,074	—	6,074
Corporate bonds	—	37,655	—	37,655
U.S. treasury securities	6,047	—	—	6,047
Yankee bonds	—	3,580	—	3,580
Wealth management products	—	5,017	—	5,017
Marketable debt securities (note 4)	6,047	52,326	—	58,373
Debt investments in investees’ preferred shares (note 5a)	—	—	35,076	35,076
Term deposits and certificate of deposits (note a and note 5)	—	21,517	—	21,517
Subtotal	6,047	73,843	35,076	114,966
Total assets in fair value	31,983	261,430	35,076	328,489
Warrants liability (note 12)	—	—	—	—
Note a:

Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year, and above one year, which are recorded in short-term investments and long-term investments based on the maturities.

Note b:

The Group measured the fair value of its investment in common shares using the market approach based on the quoted stock price of its investees in the active market and classified it as Level 1 measurement.

As of December 31, 2023, the balance of the investment was $5.3 million, with a decrease of $4.7 million from fair value change recorded in other income (expenses), net. The investment represents accounts receivable for engineering solution services provided in 2022, subsequently in 2023 settled in shares issued by a customer, whose shares are publicly traded. This investment has been disposed in September 2024, with realized loss of $1.0 million on disposal date recorded in investment income.

As of December 31, 2024, the balance of the investments was $24.0 million, which includes a new equity investment of $4.3 million in the common shares of one listed company and another equity investment of $19.7 million reclassified from long-term investments (refer to note 5a). For the new equity investment, $1.0 million decrease in fair value was recorded in other income (expenses), net.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6. FAIR VALUE MEASUREMENTS (continued)

The following table summarizes the activities related to fair value of warrants liability:

	Year ended December 31,
	2022	2023	2024
Balance at the beginning of the year	—	2,516	5,617
Issuance of warrants	6,429	—	—
Change in fair value	(3,887)	3,030	(5,617)
Exercise of the warrants	(26)	71	—
Balance at the end of the year	2,516	5,617	—

The Group uses option-pricing model with significant unobservable inputs to measure the fair value of the warrants liability (Level 3), which primarily include the fair value of the Series D Preferred Shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of fair value of shares, risk-free interest rates and expected dividends.

Fair value measurements on a non-recurring basis

The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a nonrecurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

7.PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software as of December 31, 2022,2023 and 2024, consist of the following:

	As of December 31,
	2022	2023	2024
Computer and equipment	30,585	30,124	37,032
Vehicle and equipment	22,639	22,694	24,577
Leasehold improvements	6,263	6,199	4,728
Software	1,191	2,405	2,527
Furniture and fixtures	552	544	541
Finance lease right-of-use assets	3,526	4,650	5,201
Total property, equipment and software	64,756	66,616	74,606
Less: accumulated depreciation and amortization	(38,054)	(51,203)	(57,962)
Construction in progress	125	7	597
Property, equipment and software, net	26,827	15,420	17,241

Total depreciation and amortization expenses for the year ended December 31, 2024 were $9.8 million ($1.4 million relates to amortization of property and equipment acquired under finance leases), including $1.8 million in cost of revenues, $7.4 million in R&D expenses, and $0.6 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss. Total depreciation and amortization expenses for the year ended December 31, 2023 were $15.5 million ($1.2 million relates to amortization of property and equipment acquired under finance leases), including $2.0 million in cost of revenues, $12.5 million in R&D expenses, and $1.0 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss. Total depreciation and amortization expenses for the year ended December 31, 2022 were $17.6 million ($0.8 million relates to amortization of property and equipment acquired under finance leases), including $1.1 million in cost of revenues, $15.8 million in R&D expenses, and $0.7 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

8.ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2022, 2023 and 2024 consist of the following:

	As of December 31,
	2022	2023	2024
Payroll and related expenses	15,587	16,070	23,741
Payables and accrued expenses for goods or services	10,048	13,751	25,665
Advance from long-term investments disposal	—	—	8,347
Contract liabilities	4,921	2,406	3,229
Loans payable to potential investors (note 12)	3,946	—	—
Tax payables	3,195	2,411	1,812
Warrants liability (note 12)	2,516	5,617	—
Finance lease liabilities (note 9)	1,245	1,244	532
Amounts reimbursable to employees	549	734	761
Welfare payable	269	271	281
Others	1,766	1,795	2,180
Total	44,042	44,299	66,548

9.LEASE

The Group leases office spaces and warehouses in several cities in the PRC and the U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines if an arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2024, the Group did not have additional operating leases or finance leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2022, 2023 and 2024 were $4.9 million, $4.3 million and $4.8 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Short-term lease cost for the years ended December 31, 2022, 2023 and 2024 was $1.1 million, $1.5 million and $1.4 million, respectively.

Property and equipment acquired under finance leases was $1.8 million as of December 31, 2024, recorded in “Property, equipment and software, net”, and corresponding current and non-current finance lease liabilities were $0.5 million and $1.2 million, respectively, as of December 31, 2024, recorded in “Accounts payable and other current liabilities” and “Other non-current liabilities”.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

9.LEASE (continued)

Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities were $0.8 million and $0.1 million for the year ended December 31, 2022, were $1.2 million and $0.1 million for the year ended December 31, 2023, and were $1.4 million and $0.1 million for the year ended December 31, 2024. Amortization expenses and interest expenses were included in cost of revenues and other income (expenses), net on the consolidated statements of operations and comprehensive loss, respectively.

	As of December 31,
	2022	2023	2024
Operating leases
Right-of-use assets	8,138	6,419	13,342
Lease liabilities, current	4,058	3,866	3,438
Lease liabilities, non-current	3,788	2,246	9,835
Finance leases
Right-of-use assets	2,688	2,636	1,794
Lease liabilities, current (note 8)	1,245	1,244	532
Lease liabilities, non-current	1,352	1,187	1,156

	Year ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	5,718	4,178	4,603
Operating cash used in finance leases	96	77	111
Financing cash used in finance leases	853	1,061	1,015
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	5,336	3,424	11,377
Finance leases	2,597	1,183	618
Weighted average remaining lease term
Operating leases	2.2	1.5	4.5
Finance leases	2.7	3.2	3.9
Weighted average discount rate
Operating leases	4.3%	4.6%	5.1%
Finance leases	4.8%	5.9%	5.0%

Maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of December 31, 2024 is as follows:

Year ending
December 31,
2025	4,610
2026	4,060
2027	3,082
2028	2,521
2029	2,181
2030 and thereafter	61
Less: imputed interest	(1,554)
Total	14,961

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

10.COMMITMENTS AND CONTINGENCIES

Legal proceedings

From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2022, 2023 and 2024, based on the information currently available, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.

Investment commitments

In August 2023, the Group entered into an agreement with Toyota Motor (China) Investment Co., Ltd. and GAC Toyota Motor Co., Ltd. to establish a joint venture and jointly advance the future mass production and large-scale deployment of fully driverless vehicles. As of December 31, 2024, the Group had a future investment commitment of $51.3 million (equivalent to RMB 369.0 million) in cash payable before September 30, 2025.

11.ORDINARY SHARES

The Company was incorporated on November 4, 2016 with an authorized share capital of 388,594,477 ordinary shares at the par value of $0.0005 each. A summary of the Class A and Class B ordinary shares as of December 31, 2022, 2023 and 2024, is as follows:

	As of December 31,
	2022	2023	2024
Class A Ordinary Shares
Shares authorized	307,505,707	307,505,707	307,505,707
Par value	$0.0005	$0.0005	$0.0005
Shares issued and outstanding	10,708,762	10,660,389	269,203,783
Class B Ordinary Shares
Shares authorized	81,088,770	81,088,770	81,088,770
Par value	$0.0005	$0.0005	$0.0005
Shares issued and outstanding	81,088,770	81,088,770	81,088,770

The holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote. The holder of each Class A ordinary share shall have the right to one vote with respect to such Class A ordinary share, and the holder of each Class B ordinary share shall have the right to 10 votes with respect to such Class B ordinary share.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. With respect to any Class B ordinary share upon (a) the death of the stockholder (or its ultimate controlling beneficial owner that is a natural person or any beneficial owner that is a principal) of such Class B ordinary share; (b) any sale, transfer, assignment, or disposition of such Class B ordinary share by a stockholder (or its affiliate) to any person who is not an affiliate of such stockholder; (c) a change of ultimate beneficial ownership of such Class B ordinary share to any person who is not an affiliate of the registered stockholder of such Class B ordinary share; or (d) termination of employment of any principal who is the ultimate beneficial owner holding such Class B ordinary share with the Group, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

In November 2024, the Group completed its IPO on Nasdaq. In the offering, 20,000,000 American Depository Shares (“ADSs”), representing 20,000,000 Class A ordinary shares, were issued and sold to the public at a price of $13.00 per ADS. In addition, the Group issued and sold an additional 1,461,410 ADSs, upon the underwriters’ exercise of their option to purchase additional ADSs, representing 1,461,410 Class A ordinary shares. The Group received total net proceeds of approximately $256.7 million after deducting relevant offering expenses.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

11.ORDINARY SHARES (continued)

Meanwhile, immediately prior to the completion of the IPO, the Group sold and issued 11,672,186 Class A ordinary shares in the CPP to certain investors based on the IPO price of $13.00 per ADS. The Group received a total of approximately $151.7 million of net proceeds after deducting relevant offering expenses.

In addition, upon the completion of the IPO, all of the 202,699,487 Preferred Shares held by the Group’s preferred shareholders were converted into 225,409,798 Class A ordinary shares with conversion ratio of 1:1 for Series A, Series B, Series B+, Series B2 and Series C, with conversion ratio of 1:1.4439 for Series C+, and with conversion ratio of 1:2.3377 for Series D, which resulted in a decrease of $1,695.3 million in Mezzanine equity and an increase of $0.1 million and an increase of $1,695.2 million recorded in paid- in capital of Class A ordinary shares and additional paid-in capital, respectively.

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES

The following table summarizes the movement of Preferred Shares issued by the Company:

		Total Number	Original Issue	Accretion of	Modification	Conversion of	Carrying
		of Shares	Price per	Preferred	of Preferred	Preferred	Amount as of
	Date of Issuance	Outstanding	Share	Shares (3)	Shares (4)	Shares (5)	December 31, 2024
Series A(1)	2017/3/3	34,362,468	0.4323	693	—	(15,357)	—
Series B	2017/12/28	44,758,365	1.7319	4,180	—	(81,020)	—
Series B+	2018/6/27, 2019/11/22	27,428,047	3.6673	5,423	—	(112,558)	—
Series B2	2019/4/11	10,478,885	6.5196	3,684	—	(71,822)	—
Series C	2020/3/13, 2021/6/22	57,896,414	9.4220	29,412	—	(588,499)	—
Series C+	2020/11/16, 2021/1/13	16,161,021	15.4687	13,479	119,430	(382,793)	—
Series D(2)	2022/2/23, 2022/3/4, 2022/12/29,
	2023/8/3, 2023/8/15, 2023/11/15	11,614,287	25.0446	15,683	142,042	(443,255)	—
Total		202,699,487		72,554	261,472	(1,695,304)	—
(1)	In March 2023, the Group entered into a share purchase agreement with IWAY LLC, a company wholly owned by Mr. Tiancheng Lou, to repurchase 355,292 Series A Preferred Shares of the Group at fair value of $4.8 million. Upon the completion of this transaction, all of the shares repurchased were cancelled. The repurchase of Preferred Shares is accounted for under the cost method whereby the entire cost of the acquired Series A Preferred Shares is recorded as reduction of Series A Preferred Shares under mezzanine equity and additional paid-in capital. The additional paid-in capital is recorded as the excess of proceeds over the original issuance price of these Series A Preferred Shares. The repurchase resulted in a reduction of mezzanine equity by $0.2 million, and a reduction of additional paid-in capital by $4.6 million.
(2)	Including 199,644 and 168,039 Series D Preferred Shares issued in December 2022 and August 2023 upon the exercise of warrants as discussed in Note 12 convertible redeemable Preferred Shares - Accounting of Preferred Shares, and newly issued of 3,992,877 Series D Preferred Shares to an investor in November 2023.
(3)	Refer to Note 12 convertible redeemable Preferred Shares - Accounting of Preferred Shares.
(4)	Refer to Note 12 convertible redeemable Preferred Shares - Modification of Preferred Shares.
(5)Upon the completion of IPO in 2024, all the Preferred Shares converted into ordinary shares of the Company. Refer to Note 11.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

The key terms of the Preferred Shares are as follows:

Conversion right

The Preferred Shares are convertible at any time, at the option of the holders, into Class A ordinary shares at the applicable conversion ratio by dividing the original issuance price by the conversion price, as adjusted. Each share of Preferred Shares automatically converts into Class A ordinary share upon the earlier of (i) the closing of a QIPO or (ii) the date specified by written consent or agreement of a majority of the holders of each series of Preferred Shares. A QIPO means a firm commitment underwritten public offering of the ordinary shares of the Group in the U.S. (or another jurisdiction) pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, that values the Group at $4.0 billion or more and that results in gross proceeds to the Group of at least $200.0 million, based on the amendment of Memorandum and Articles of Association of the Group in September 2024.

Redemption right

Based on the amendment of Memorandum and Articles of Association of the Company in September 2024, all Preferred Shares were redeemable at any time and from time to time on or after the earlier date of the occurrence of (i) a QIPO has occurred prior to December 28, 2027; (ii) the unilateral termination of either the chief executive officer or the chief technology officer of his employment before December 28, 2024 and occurrence of a QIPO; or (iii) breaches by the Company that have not been cured, upon receipt of a written request from any holder of the then-outstanding Preferred Shares, the Company shall redeem all, or part, of the outstanding Preferred Shares.

The redemption price of Series A Preferred Shares shall be one hundred percent (100%) of the issue price of Series A Preferred Shares plus interest calculated at a five percent (5%) compound interest rate. The redemption price of Series B, B+, B2, C, C+, D Preferred Shares shall be one hundred percent (100%) of the issue price of Preferred Shares plus interest calculated at an eight percent (8%) simple interest rate.

Voting rights

The holders of the Preferred Shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of Class A ordinary shares into which each share of the Preferred Shares is then convertible.

Dividend rights

Each holder of the Preferred Shares is entitled to receive noncumulative dividends at a simple rate of 8% of the Preferred Shares issue price per annum when, as, and if declared by the Board, prior and in preference to any dividend on the ordinary shares. Any remaining dividends shall be paid to the holders of the Preferred Shares and the ordinary shares on an as-converted basis. To date, the Board has not declared any such dividends.

Liquidation rights

In the event of any liquidation, dissolution, or winding-up of the Group, whether voluntary or involuntary, all assets and funds of the Group shall be distributed to the shareholders in the following manner and order:

Each holder of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution to the holders of any previous Preferred Shares and ordinary shares, the amount equal to the greater of (i) an amount equal to 150% of the Preferred Shares issue price, plus all declared but unpaid dividends or (ii) the pro rata share of all the liquidation proceeds calculated based on an as-converted basis as if all of the Preferred Shares converted into ordinary shares immediately prior to such liquidation. After distributing in full the liquidation preference amount to all the holders of the Preferred Shares, the remaining funds, if any, shall be distributed to the holders of the ordinary shares.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Accounting of Preferred Shares

The Group classified the Preferred Shares in the mezzanine equity on the consolidated balance sheets as they are contingently redeemable at the options of the holders. Each issuance of the Preferred Shares is recorded at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series B+, Series B2, Series C, Series C+ and Series D Preferred Shares were $0.2 million, $0.4 million, $0.4 million, $0.2 million, $2.0 million, $0.1 million and $0.5 million, respectively.

The Group determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Group’s ordinary shares determined by the Group taking into account of independent valuations.

The Group records accretion on the Preferred Shares to the redemption value from the date that it becomes probable that the instrument will become redeemable to the earliest redemption dates. The accretion calculates using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Before 2024, redemption is not considered probable.

Modification of Preferred Shares

In September 2024, the Group held an Extraordinary General Meeting to approve the eighth amended and restated Memorandum and Articles of Association, through which the Group modified terms of the outstanding Preferred Shares as follow:

●	revising the minimum QIPO valuation from $8.5 billion to $4.0 billion, and minimum QIPO gross proceeds from $425.0 million to $200.0 million;
●	extending the QIPO date provided in the terms on Preferred Shares redemption rights from prior to December 28, 2024 to prior to December 28, 2027;
●	revising initial conversion price of Series C+ and Series D Preferred Shares from the Series C+’s and Series D’s issuance price to $10.7134 per share, which impacted all shareholders in both series.

The Group evaluated the nature of modification by applying the fair value approach, and concluded that the impact of the modification on the existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, respectively, was not significant quantitatively, and therefore should be accounted for as modification, rather than extinguishment. As the modification resulted in decreases in the fair value of existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, the changes in fair value were not recognized. The Group further concluded that the impact of the modification on the existing Series C+ and Series D Preferred Shares, respectively, was significant both qualitatively and quantitatively, and should be accounted for as extinguishment of the Preferred Shares — i.e., a redemption of the existing instruments and issuance of “new” instruments. The difference of $261.5 million between the fair value of the modified Series C+ and Series D Preferred Shares (new instruments) and the carrying value of the existing Series C+ and Series D Preferred Shares (old instruments) was recognized as a deemed dividend, within accumulated deficit. Because the modifications involved the entire class of shareholders for Series C+ and Series D, respectively, the Group concluded the incremental fair value is a dividend (a pro rata distribution).

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES (continued)

Warrants issued to would-be investors

The freestanding warrants to purchase the Preferred Shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, the Group recorded the warrants liability on the consolidated balance sheets at their estimated fair value and changes in estimated fair values were included in the changes in fair value of warrants liability on the consolidated statements of operations and comprehensive loss. The warrants liability is subject to remeasurement at each reporting period and the Group adjusted the carrying value of the warrants liability to fair value at the end of each reporting period utilizing an option-pricing model, with changes in estimated fair value of warrants liability disclosed on the consolidated statements of operations and comprehensive loss.

Series D Warrants

The Group made Series D financing in March 2022, and three PRC onshore investment funds expressed intent to invest in Series D Preferred Shares. However, the PRC onshore investment funds were required to obtain Outbound Direct Investment (“ODI”) approvals from relevant PRC government authorities and complete foreign currency exchange procedures before conducting an outbound direct investment pursuant to the PRC laws. To facilitate the PRC onshore investment funds to invest in Series D Preferred Shares with the same preference and rights as other offshore investment funds, a series of agreements were entered into by the Group and the PRC onshore investment funds.

In March 2022, as below, the Group entered into the loan agreements with the PRC onshore investment funds to borrow loans at the amount of RMB equivalent of $3.9 million. The Group also entered into warrants purchase agreements with the PRC onshore investment funds, which entitle the PRC onshore investment funds to purchase 173,024 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. Such Preferred Shares shall be issuable upon the exercise of the warrants once the investor obtained the government approval and completed the exchange procedures for the ODI. The warrants are classified as a liability and recorded at fair value with changes in fair value recorded on the consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrants based on their fair value as a loan discount, with residual being allocated to the loans, which are recorded in accounts payable and other current liabilities. The loan discount is amortized over the contractual life of the loan, using the straight-line method. In August 2023, certain warrants were exercised to purchase 168,039 Series D Preferred Shares at $25.0446 per share with total consideration of $4.2 million in cash, included in line item of net proceeds from issuance of Series D Preferred Shares on the consolidated statements of cash flows. The Group and investor also agreed to terminate 4,985 unexercised warrants. Meanwhile, the Group fully repaid the loans associated with the issuance of the warrants.

The Group also granted warrant to a PRC onshore investment fund with no consideration, which is also a holder of Class A ordinary shares and Preferred Shares, to purchase 199,644 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share. The warrant valued at $828 granted is considered as a deemed dividend to the holder of Series A Preferred Shares. In December 2022, the holder exercised the warrant to purchase 199,644 shares of Series D Preferred Shares with the total consideration of $5.0 million in cash.

In March 2022, the Group also entered into share and warrant purchase agreements with an investment fund, under which the investment fund shall have the right to purchase 998,219 Series D Preferred Shares at Series D’s issuance price of $25.0446 per share, with an aggregate exercise price of $25.0 million. The warrant is classified as a liability and recorded at fair value with changes in fair value recorded on the consolidated statements of operations and comprehensive loss. The proceeds are first allocated to the warrant based on its fair value, with residual being allocated to the carrying amounts of Series D Preferred Shares. The warrant was expired on March 4, 2024 and the balance is nil as of December 31, 2024.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION

(a) Description of the share incentive plan

Share-based awards include share options related to Class A ordinary shares granted to employees, RSUs for Class A ordinary shares granted to employees, and restricted stock awards (“RSAs”) for Class B ordinary shares granted to two founders, under the share incentive plan since the inception of the Company.

In November 2016, the Company adopted the Pony AI Inc. 2016 Share Plan (the “Plan”) pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments, the number of ordinary shares reserved for issuance under the Plan has been updated to 58,427,257 ordinary shares since January 2020.

Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years. In addition to the above service condition, certain share options and RSUs also include performance vesting condition which is contingent on the completion of an IPO or a sale event.

In November 2022, the Company amended the terms of 1,429,000 RSUs and 140,000 share options by eliminating the performance condition that requires the RSUs be vested and the share options be exercised until the completion of the Company’s an IPO or a sale event, respectively. In accordance with ASC 718, “Compensation — Stock Compensation”, the modification is an improbable-to-probable (Type III) modification as an IPO or a sale event is a performance condition that the Company anticipates will not be satisfied until occurrence. The Company remeasured the fair value of the modified RSUs and share options on the modification date and recorded the compensation expenses for the modified awards over the remaining requisite service period.

On March 24, 2022, the Board of the Company approved a share buyback plan (the “Buyback Plan”). Pursuant to the Buyback Plan, the Company plans to repurchase certain issued and outstanding Class A ordinary shares of the Company and/or settle certain share options and the RSUs granted under the Plan, at a per share purchase price of $11.57 (or for the share options, a settlement price at $11.57 minus exercise price as applicable, collectively the “Repurchase/Settlement Price”) and for the aggregate purchase not exceed $10.0 million, from employees who joined the Company or its subsidiaries before April 30, 2018 and/or senior engineers and platform leaders who joined the Company or its subsidiaries no later than December 31, 2018 (the “Eligible Employees”).

Under the Buyback Plan, in December, 2022, the Company agreed to buy back from certain Eligible Employees all or a portion of their RSUs and share options, including 283,391 RSUs and 192,324 share options. Since all settled share awards are with performance vesting condition which is contingent on the completion of an IPO or a sale event, such awards were not considered probable of vesting when issued and prior to the settlement date. Accordingly, no expense was recorded prior to the settlement date. Upon settlement in December 2022, the entire settlement price of $5.4 million was deemed cash compensation paid to the holders of the RSUs and share options, and charged to compensation expenses included in R&D and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In addition, in April 2023, the Company agreed to buy back from certain Eligible Employees all or a portion of their RSUs and share options, including 232,608 RSUs and 75,275 share options, respectively. For awards vested before the settlement date, the Company paid cash $3.1 million to settle the vested awards and recorded a reduction to additional paid-in capital of $3.1 million. For certain awards with performance vesting condition which is contingent on the completion of an IPO or a sale event, such awards were not considered probable of vesting when issued and prior to the settlement date. Accordingly, no expense was recorded prior to the settlement date. Upon settlement in April 2023, the entire settlement price of $0.5 million was deemed cash compensation paid to the holders of the RSUs and share options, and charged to compensation expenses included in R&D and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

In March 2023 and 2024, the Company and certain optionees reached an agreement to exchange their share options with RSUs, at the fixed fair value basis of these share options on the exchange date. As a result, 3,028,913 RSUs and 2,195,928 RSUs were newly granted for the exchange of 3,104,234 and 2,223,175 share options, respectively. As the terms and the fair value of the awards are identical before and after the exchange, there is no impact on the consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION (continued)

(b)Share option activities

A summary of the Company’s share option activities for the year ended December 31, 2024 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Life	Aggregate
	Share Options	Price	(in Years)	Intrinsic Value
Outstanding as of December 31, 2023	11,052,896	0.47	4.14	161,965
Forfeited or expired	(56,052)	0.60	—	—
Exchanged for RSUs	(2,223,175)	0.19	—	—
Outstanding as of December 31, 2024	8,773,669	0.53	3.33	121,224
Exercisable as of December 31, 2022	934,143	0.91	6.42	11,763
Exercisable as of December 31, 2023	603,559	0.84	5.27	8,621
Exercisable as of December 31, 2024	8,771,536	0.53	3.33	121,200

The weighted average grant date fair value of share options vested during the years ended December 31, 2022,2023 and 2024, was $6.20, $4.92 and $1.67, respectively. The total grant date fair value of the share options vested for the years ended December 31, 2022,2023 and 2024, was $2.4 million, $0.3 million and $13.66 million, respectively.

Cash received from share option exercises under the Plan for the years ended December 31, 2022,2023 and 2024, was $52.8, $nil and $nil, respectively.

As of December 31, 2022 and 2023, there were 13,681,443 share options and 10,439,796 share options of which the vesting or exercisability is conditioned on the occurrence of an IPO or a sale event, respectively. The IPO was completed in November 2024, and the share options whose service conditions had been met became vested. The remaining share options will be vested as their service conditions are met over time.

(c)RSUs and RSAs activities

A summary of the Company’s RSUs and RSAs activities for the year ended December 31, 2024 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Unvested as of December 31, 2023	22,498,884	5.45
Granted	4,154,357	13.19
Vested	(21,425,708)	3.65
Settlement	—	—
Forfeited	(255,235)	13.75
Exchanged from share options	2,195,928	0.10
Unvested as of December 31, 2024	7,168,226	13.38

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION (continued)

		Weighted
		Average
	Number of	Grant Date
	RSAs	Fair Value
Unvested as of December 31, 2023	937,500	0.07
Vested	(937,500)	0.07
Unvested as of December 31, 2024	—	—

As of December 31, 2022, 2023 and 2024, the weighted average remaining contractual life of outstanding RSUs were 6.47 years, 5.68 years and 5.15 years, respectively. As of December 31, 2022, 2023 and 2024, there were 3,813,440 RSUs, 3,913,891 RSUs and 25,339,599 RSUs that have been vested but not settled, respectively.

(d)Valuation

The Company estimates the fair value of the share options on the grant date using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each share option.

The assumptions used to estimate the fair value of the share options with modifications during the years ended December 31, 2022, 2023 and 2024, are as follows:

	Year ended December 31,
Share Option Value Assumptions	2022	2023	2024
Expected term (in years)	1.08	0.75 – 1.00	—
Expected volatility	55.81% – 56.38%	55.92% – 56.26%	—
Risk-free interest rate	3.77% – 3.81%	3.60% – 3.97%	—
Expected dividend yield	0.00%	0.00%	—

Expected Term — The expected term represents the period that the share-based awards are expected to be outstanding.

Expected Volatility — Before the Company’s IPO, the expected volatility is based on the historical and implied volatility of similar companies whose share or share option prices are publicly available after considering the industry, stage of life cycle, size, market capitalization, and financial leverage of the other companies. Since the Company’s IPO in November 2024, the expected volatility is based on the historical volatility of market price of the Company’s public traded shares.

Risk-Free Interest Rate — The risk-free interest rate used is the constant maturity U.S. Treasury rate corresponding to the applicable time to liquidity.

Expected Dividend Yield — The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy after considering the Company’s dividend-paying capacity, its history of paying dividends, and the amount of its prior dividends.

For the years ended December 31, 2022, 2023 and 2024, the share-based compensation expenses were $18.6 million, $3.8 million and $127.0 million, respectively, of which $13.4 million, $1.9 million and $102.4 million, respectively, were included in R&D expenses and $5.2 million, $1.9 million and $24.6 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Of such amounts, $0.3 million, $0.3 million and $0.1 million for the years ended December 31, 2022, 2023 and 2024, respectively, relate to granted RSAs.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION (continued)

As of December 31, 2024, the unrecognized share-based compensation expenses related to outstanding unvested non-performance share options and RSUs for employees that are expected to vest were approximately nil and $61.2 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately nil  and 3.2 years for share options and RSUs, respectively.

As of December 31, 2024, the unrecognized share-based compensation expenses related to the granted RSAs were nil.

There were no share options granted to nonemployees during the years ended December 31, 2022, 2023 and 2024.

14.TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions — the PRC and the U.S. The Group’s loss before income tax for the years ended December 31, 2022, 2023 and 2024, is as follows:

	Year ended December 31,
	2022	2023	2024
Loss from the PRC operations	(90,586)	(81,953)	(170,259)
Loss from non-PRC operations	(57,738)	(43,501)	(104,746)
Loss before income tax	(148,324)	(125,454)	(275,005)
Income tax (expenses) benefits applicable to the PRC operations	(125)	124	1
Income tax benefits (expenses) applicable to non-PRC operations	199	2	(2)
Total income tax benefits (expenses)	74	126	(1)

Cayman Island Tax

Under the current tax laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, payments of dividends and capital in respect of its shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of its shares, nor will gains derived from the disposal of its shares be subject to the Cayman Islands income or corporation tax.

U.S. Corporate Income Tax (“CIT”)

The Group’s subsidiary incorporated in the U.S. is subject to income tax in the U.S. at the rate of 21% for the years ended December 31, 2022, 2023 and 2024.

Hong Kong Tax

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiary in Hong Kong are subject to profit tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. The payments of dividends by the Group to its shareholders are not subject to any Hong Kong withholding tax.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION (continued)

PRC CIT

The Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries, which are entities incorporated in the PRC (the “PRC entities”) are subject to the PRC Enterprise Income Tax on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25%, except for High and New Technology Enterprises (“HNTE”), which are subject to a 15% tax rate. For Small Low-profit Enterprises, the portion of less than RMB1.0 million and the portion of more than RMB1.0 million but less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 12.5% and 25%, respectively, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the year ended December 31, 2022. Based on newly issued and effective relevant PRC income tax regulation in 2023, for Small Low-profit Enterprises, the portion of less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 25%, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the years ended December 31, 2023 and 2024.

Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% CIT rate.

●	Beijing HX was qualified as HNTE in 2021, and is entitled to a preferential income tax rate at 15% for 2021, 2022 and 2023. Beijing HX renewed HNTE in 2024, and is entitled to a preferential income tax rate at 15% for 2024, 2025 and 2026.
●	Beijing ZX was qualified as HNTE in 2021, and is entitled to a preferential income tax rate at 15% for 2021, 2022 and 2023. Beijing ZX renewed HNTE in 2024, and is entitled to a preferential income tax rate at 15% for 2024, 2025 and 2026.
●	Beijing YX was qualified as HNTE in 2022, and is entitled to a preferential income tax rate at 15% for 2022, 2023 and 2024.
●	Guangzhou HX was qualified as HNTE in 2020, and is entitled to a preferential income tax rate of 15% for 2020, 2021 and 2022. Guangzhou HX renewed HNTE in 2023, and is entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.
●	Shenzhen YX was qualified as HNTE in 2022, and is entitled to a preferential income tax rate of 15% for 2022, 2023 and 2024.
●	Jiangsu RD was qualified as HNTE in 2021, and is entitled to a preferential income tax rate of 15% for 2021, 2022 and 2023. Jiangsu RD renewed HNTE in 2024, and is entitled to a preferential income tax rate at 15% for 2024, 2025 and 2026.
●	Shanghai YX was qualified as HNTE in 2023, and is entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.
●	Guangzhou ZX was qualified as HNTE in 2024, and is entitled to a preferential income tax rate of 15% for 2024, 2025 and 2026.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION (continued)

Composition of Income Tax Expenses

For the years ended December 31, 2022, 2023 and 2024, the Group’s income tax expenses are as follows:

	Year ended December 31,
	2022	2023	2024
Deferred tax (expenses) benefits applicable to the PRC operations	(120)	120	—
Deferred tax benefits applicable to non-PRC operations	596	—	—
Total deferred tax benefits	476	120	—
Current income tax (expenses) benefits applicable to the PRC operations	(5)	4	1
Current income tax (expenses) benefits applicable to non-PRC operations	(397)	2	(2)
Total current income tax (expenses) benefits	(402)	6	(1)
Total income tax benefits (expenses)	74	126	(1)

Reconciliation of the statutory tax rate to the effective tax rate

The following table sets forth reconciliation between the PRC statutory income tax rate and the effective tax rate:

	Year ended December 31,
	2022	2023	2024
Statutory CIT rate	25.0%	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(4.2)%	(3.8)%	(5.5)%
Effect of research and development super-deduction	11.8%	12.9%	5.8%
Other permanent adjustments	(7.0)%	(0.5)%	(5.1)%
Change in valuation allowance	(16.7)%	(32.2)%	(19.2)%
Tax rate difference from statutory rate in other jurisdictions	(8.9)%	(1.3)%	(1.0)%
Effective tax rate for the Group	0.0%	0.1%	0.0%

The combined effects of the income tax exemption and reduction available to the Group are as follows:

	Year ended December 31,
	2022	2023	2024
Tax holiday effect	6,250	4,772	15,182
Net loss per share effect-basic and diluted	0.07	0.05	0.13

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION (continued)

Deferred tax assets and liabilities

The tax effects of significant items comprising the Group’s deferred taxes as of December 31, 2022, 2023 and 2024, are as follows:

	As of December 31,
	2022	2023	2024
Deferred tax assets:
Net operating loss carryforwards	74,857	106,134	137,800
R&D business tax credits	15,647	17,706	19,102
Share-based compensation	—	—	11,108
Depreciation of property, equipment and software	560	800	551
Deferred R&D expenses	282	5,927	10,532
Change in fair value of investment	—	993	—
Other current liabilities and others	1,599	1,275	1,577
Lease liabilities	202	571	356
Total deferred tax assets	93,147	133,406	181,026
Deferred tax liabilities:
Depreciation of property, equipment and software	(630)	(161)	—
Prepaid expenses	(601)	(222)	(229)
Right-of-use assets	(180)	(535)	(328)
Share-based compensation	(75)	(14)	—
Total deferred tax liabilities	(1,486)	(932)	(557)
Valuation allowance	(91,781)	(132,474)	(180,469)
Deferred tax liabilities, net	(120)	—	—

Deferred tax assets recognized for those tax credits are presented net of unrecognized tax benefits. Deferred tax liabilities, net were included in other non-current liabilities as of December 31, 2022 and the balance was nil and nil as of December 31, 2023 and 2024, respectively.

ASC Topic 740 Income Taxes requires that the tax benefits of net operating losses (“NOLs”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that the asset is more likely than not realizable. Realization of the future tax benefits is dependent on the Group’s ability to generate sufficient taxable income within the carryforward period. The Group considered all positive and negative evidence on whether the Group would have future taxable income sufficient to realize the benefits of its deferred tax assets.

The Group determined the valuation allowance on an entity-by-entity basis. As of December 31, 2022, 2023 and 2024, $91.8 million, $132.5 million and $180.5 million of valuation allowances were provided primarily related to R&D business tax credits and NOLs, respectively. Based on the available objectively verifiable positive and negative evidence, the Group determined that it is more likely than not that these net deferred tax assets will not be realized in the future.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION (continued)

NOLs and tax credit carryforwards as of December 31, 2024, are as follows:

	As of December 31, 2024
	Amount	Expiration Years
NOLs, the PRC	760,691	2026 – 2035
Tax credits, U.S. federal	11,490	2039 – 2044
Tax credits, U.S. state	13,337	No expiration date

Utilization of NOLs and tax credits in U.S. may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and tax credits before utilization.

Unrecognized tax benefits

No liabilities related to uncertain tax positions are recorded in the consolidated financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Year ended December 31,
	2022	2023	2024
Balance at the beginning of the year	3,429	4,587	5,096
Additions based on tax positions related to the current year	1,158	668	544
Additions based on tax positions related to the prior year	—	—	220
Reductions for tax positions of prior years	—	(159)	(135)
Balance at the end of the year	4,587	5,096	5,725

Included in the balances of unrecognized tax benefits as of December 31, 2022, 2023 and 2024, are $4.6 million, $5.1 million and $5.7 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily federal and California deferred tax assets. No income tax benefits would be realized due to the Group’s valuation allowance position. The Group did not identify significant unrecognized tax benefits for other areas for the years ended December 31, 2022, 2023 and 2024. The Group did not recognize any expenses for interest and penalties related to uncertain tax positions during the years ended December 31, 2022, 2023 and 2024, due to their immaterial impact on the respective consolidated financial statements. The Group does not expect its unrecognized tax benefits balance to change materially over the next 12 months.

In accordance with the PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for the PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Group’s U.S. subsidiary files income tax returns in the U.S. federal and various states. The Group’s U.S. subsidiary’s federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020, through December 31, 2024 for Federal and December 31, 2018 through December 31, 2024 for states. There are currently no pending income tax examinations.

The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements. There were no ongoing examinations by tax authorities as of December 31, 2022, 2023 and 2024.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION (continued)

PRC Withholding income tax on dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous CIT Law. The Cayman Islands, where the Group incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that the subsidiaries and the VIEs and the VIEs’ subsidiaries of the Group have undistributed earnings, the Group will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2022, 2023 and 2024, the Group did not record any withholding tax on the retained earnings of its subsidiaries and the VIEs in the PRC as they were still in accumulated deficit position.

15.RELATED-PARTY BALANCES AND TRANSACTIONS

(a)Related parties

Name of related parties	Relationship with the Group
Toyota Motor Corporation (“TMC”)	Shareholder of the Group
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics
Mr. Tiancheng Lou	The founder, shareholder and CTO of the Group

(b)The Group had the following balances and transactions with major related parties:

	As of December 31,
Amounts due from related parties	2022	2023	2024
TMC	1,831	165	5
Sinotrans	6,475	5,485	8,317
Subtotal, current	8,306	5,650	8,322
Mr. Tiancheng Lou (note), non-current	2,969	—	—
Total	11,275	5,650	8,322

	As of December 31,
Amounts due to related parties	2022	2023	2024
Sinotrans	—	—	900
Total	—	—	900

	Year ended December 31,
Revenues	2022	2023	2024
TMC	4,205	612	107
Sinotrans	21,188	22,491	30,719
Total	25,393	23,103	30,826

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

15.RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

	As of December 31,
Operating and finance lease	2022	2023	2024
Operating lease liabilities
Sinotrans	141	108	73
Finance lease liabilities
Sinotrans	2,597	2,431	1,688

	Year ended December 31,
Operating and finance lease	2022	2023	2024
Cost:
Sinotrans	843	1,191	1,433
Selling, general and administrative expenses:
Sinotrans	29	37	37
Interest expense:
Sinotrans	101	107	111

	Year ended December 31,
Interest income	2022	2023	2024
Mr. Tiancheng Lou (note)	83	21	—
Note:	During 2018, the Group offered a promissory note to the founder to cover the income taxes resulting from the RSAs granted. The promissory note was repaid in March 2023.

16.NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2022,2023 and 2024. The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2022	2023	2024
Numerator:
Net loss attributable to ordinary shareholders	(148,018)	(124,812)	(274,121)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	85,319,170	89,100,415	114,318,765
Net loss per share and per ADS, basic and diluted	(1.73)	(1.40)	(2.40)

Basic and diluted loss per ordinary share and per ADS is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary share equivalents were excluded from the computation of diluted net loss per share to eliminate any antidilutive effect:

	Year ended December 31,
	2022	2023	2024
Preferred shares	197,448,223	198,629,097	184,928,573
Share options	973,599	703,470	526,711
RSUs	3,365,907	3,788,705	23,820,031
RSAs	6,494,735	2,767,115	106,395
Warrants	449,568	17,974	—
Total	208,732,032	205,906,361	209,381,710

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

17.RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $651.2 million as of December 31, 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to the PRC government control of currency conversion. Shortages in availability of foreign currency may restrict the ability of the PRC subsidiaries and the consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy its foreign currency denominated obligations.

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries and the VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The Company did not have significant capital and other commitments or guarantees as of December 31, 2024.

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and the consolidated VIEs.

For the parent company only condensed financial information, the Company records its investments in subsidiaries and the consolidated VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented in the condensed balance sheets as “Accumulated deficit in its subsidiaries, the VIEs and the VIEs’ subsidiaries” and shares in the subsidiaries and the consolidated VIEs’ financial results are presented as “Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries” in the condensed statements of operation and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

PONY AI INC.

CONDENSED BALANCE SHEETS

(All amounts in USD thousands, except share and per share data)

	As of December 31,
	2022	2023	2024
Assets
Current assets:
Cash and cash equivalents	124,160	288,716	446,873
Short-term investments	210,124	61,156	73,925
Receivables from subsidiaries	624,551	766,300	1,027,644
Prepaid expenses and other current assets	1,523	939	1,840
Total current assets	960,358	1,117,111	1,550,282
Non-current assets:
Amounts due from related parties	2,969	—	—
Long-term investments	50,471	1,933	58,373
Prepayments for long-term investments	—	—	25,000
Total non-current assets	53,440	1,933	83,373
Total assets	1,013,798	1,119,044	1,633,655
Liabilities, Mezzanine Equity and Shareholders’ (Deficit) Equity
Current liabilities:
Amounts due to subsidiaries	1,778	1,711	12,984
Accrued expenses and other current liabilities	5,147	8,437	5,628
Total current liabilities	6,925	10,148	18,612

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

	As of December 31,
	2022	2023	2024
Non-current liabilities:
Accumulated deficit in its subsidiaries, the VIEs and the VIEs’ subsidiaries	300,863	424,868	663,921
Total non-current liabilities	300,863	424,868	663,921
Total liabilities	307,788	435,016	682,533
Series A convertible redeemable preferred shares ($0.0005 par value, 34,717,760 shares, 34,717,760 shares and nil authorized as of December 31, 2022, 2023 and 2024, respectively; and 34,717,760 shares, 34,362,468 shares and nil issued and outstanding with redemption value of $19,949, $20,733 and nil as of December 31, 2022, 2023 and 2024, respectively)	14,818	14,664	—
Series B convertible redeemable preferred shares ($0.0005 par value, 44,758,365 shares, 44,758,365 shares and nil authorized, issued an outstanding with redemption value of $108,592, $114,793 and nil as of December 31, 2022, 2023 and 2024, respectively)	76,840	76,840	—
Series B+ convertible redeemable preferred shares ($0.0005 par value, 27,428,047 shares, 27,428,047 shares and nil authorized, issued and outstanding with redemption value of $135,504, $143,551 and nil as of December 31, 2022, 2023 and 2024, respectively)	107,135	107,135	—
Series B2 convertible redeemable preferred shares ($0.0005 par value, 10,478,885 shares, 10,478,885 shares and nil authorized, issued and outstanding with redemption value of $88,683, $94,148 and nil as of December 31, 2022, 2023 and 2024, respectively)	68,138	68,138	—
Series C convertible redeemable preferred shares ($0.0005 par value, 57,896,414 shares, 57,896,414 shares and nil authorized, issued and outstanding with redemption value of $665,769, $709,409 and nil as of December 31, 2022, 2023 and 2024, respectively)	559,087	559,087	—
Series C+ convertible redeemable preferred shares ($0.0005 par value, 16,161,668 shares, 16,161,668 shares and nil authorized as of December 31, 2022, 2023 and 2024, respectively; and 16,161,021 shares, 16,161,021 shares and nil issued and outstanding with redemption value of $291,183, $311,182 and nil as of December 31, 2022, 2023 and 2024, respectively)	249,884	249,884	—
Series D convertible redeemable preferred shares ($0.0005 par value, 19,964,384 shares, 19,964,384 shares and nil authorized as of December 31, 2022, 2023 and 2024; and 7,453,371 shares, 11,614,287 shares and nil issued and outstanding with redemption value of $198,694, $318,980 and nil as of December 31, 2022, 2023 and 2024, respectively)	181,595	285,530	—
Total mezzanine equity	1,257,497	1,361,278	—
Pony AI Inc. shareholders’ (deficit) equity:
Class A ordinary shares ($0.0005 par value, 307,505,707 shares, 307,505,707 shares and 307,505,707 shares authorized as of December 31, 2022, 2023 and 2024, respectively; 10,708,762 shares, 10,660,389 shares and 269,203,783 issued and outstanding as of December 31, 2022, 2023 and 2024, respectively)	9	10	140
Class B ordinary shares ($0.0005 par value, 81,088,770 shares, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2022, 2023 and 2024, respectively)	35	35	35
Additional paid-in capital	63,200	57,759	2,228,444
Special reserve	91	148	220
Accumulated deficit	(614,659)	(739,528)	(1,287,851)
Accumulated other comprehensive (loss) income	(163)	4,326	10,134
Total Pony AI Inc. shareholders’ (deficit) equity	(551,487)	(677,250)	951,122
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	1,013,798	1,119,044	1,633,655

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

PONY AI INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in USD thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024
Operating expenses:
Research and development expenses	(67,131)	—	(200)
Selling, general and administrative expenses	(3,065)	(8,137)	(10,201)
Total operating expenses	(70,196)	(8,137)	(10,401)
Loss from operations	(70,196)	(8,137)	(10,401)
Investment income	4,669	11,820	15,799
Changes in fair value of warrants liability	3,887	(3,030)	5,617
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries	(85,742)	(125,267)	(285,176)
Other (expenses) income, net	(636)	(198)	40
Loss before income tax	(148,018)	(124,812)	(274,121)
Net loss	(148,018)	(124,812)	(274,121)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(11,213)	(2,861)	(2,703)
Unrealized (loss) gain on available-for-sale financial assets, net of tax of nil	(2,563)	7,350	8,511
Total other comprehensive (loss) income	(13,776)	4,489	5,808
Total comprehensive loss	(161,794)	(120,323)	(268,313)

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

PONY AI INC.

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in USD thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(67,653)	(35,692)	12,210
Cash flows from investing activities:
Purchases of short-term investments	(108,492)	(20,649)	(102,609)
Purchases of long-term investments	(36,072)	—	(65,568)
Prepayment for long-term investments	—	—	(25,000)
Proceeds from the sales and maturities of short-term investments	204,479	172,214	101,443
Proceeds from the sales and maturities of long-term investments	68,707	49,590	1,697
Loan to a subsidiary	(147,000)	(96,093)	(172,406)
Net cash (used in) provided by investing activities	(18,378)	105,062	(262,443)
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares	186,342	104,006	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO and CPP, net of issuance costs	—	—	408,404
Settlement of RSUs and share options	—	(3,026)	—
Payment for the repurchase of ordinary shares	—	(994)	—
Payment for the repurchase of Series A convertible redeemable preferred shares	—	(4,800)	—
Net cash provided by financing activities	186,342	95,186	408,404
Effect of exchange rate changes on cash and cash equivalents	—	—	(14)
Net increase in cash and equivalents	100,311	164,556	158,157
Cash, cash equivalents and restricted cash at beginning of year	23,849	124,160	288,716
Cash, cash equivalents and restricted cash at end of year	124,160	288,716	446,873

Note:The Group allocates external operating expenses among the consolidated entities and settles the Receivables from subsidiaries and Amounts due to subsidiaries in short periods. Such arrangements are presented as operating activities in the Condensed Statements of Cash Flows of Pony AI Inc.