Form 20-F
period 2025-12-31
Pony AI Inc.
filed 2026-04-22
CIK 1969302

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

E-mail: ir@pony.ai

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

433,541,553 ordinary shares, comprised of 352,452,783 Class A ordinary shares, par value US$0.0005 per share, and 81,088,770 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer	☐
		Emerging Growth Company	☐

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

INTRODUCTION

Unless we indicate otherwise, all information in this annual report reflects the following:

●	“2016 Share Plan” refers to our share-based awards scheme adopted in November 2016 and amended in 2019 and 2020, respectively;
●	“2026 Share Scheme” refers to our employee equity incentive scheme adopted on April 2, 2026;
●	“ADAS” refers to advanced driver-assistance system;
●	“ADSs” refers to the American depositary shares, each representing Class A ordinary shares;
●	“AI” refers to artificial intelligence;
●	“Alipay” refers to Alipay.com Co., Ltd. and its subsidiaries and/or affiliates;
●	“Amap” refers to Amap Software Co., Ltd. and its subsidiaries and/or affiliates;
●	“autonomous driving mileage” refers to the total distance covered by vehicles driving autonomously both with and without the presence of a safety driver behind the driving wheel;
●	“AV” refers to autonomous vehicle;
●	“Beijing (HX) Pony” refers to Beijing (HX) Pony.AI Technology Co., Ltd.;
●	“Beijing (ZX) Pony” refers to Beijing (ZX) Pony.AI Technology Co., Ltd.;
●	“Cainiao” refers to Cainiao Smart Logistics Network Limited and its subsidiaries and/or affiliates;
●	“China” or “PRC” refers to the People’s Republic of China and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;
●	“CIFA” refers to China International Freight Forwarders Association;
●	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0005 per share;
●	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0005 per share;
●	“CPU” refers to a computer’s central processing unit, which is the portion of the computer that retrieves and executes instructions;
●	“freight ton-kilometers” is a metric used to measure the total amount of freight transported by a particular mode of transport over a specified distance; when calculating the freight ton-kilometers for our robotrucks, based on our management’s estimate of the carrying tons of cargo transportable by our robotrucks;
●	“GAC” refers to Guangzhou Automobile Group Co., Ltd. and its subsidiaries and/or affiliates;
●	“GNSS,” also known as global navigation satellite system, refers to a constellation of satellites providing signals from space that transmit positioning and timing data to receivers;

●	“GPU” refers to graphics processing unit, a specialized electronic circuit designed to rapidly process large amounts of visual data, such as data generated by sensors such as cameras and LiDAR;
●	“GTMC” refers to GAC Toyota Motor Co., Ltd., a joint venture formed by GAC and Toyota, and its subsidiaries and/or affiliates;
●	“Guangzhou (HX) Pony” refers to Guangzhou (HX) Pony.AI Technology Co., Ltd.;
●	“Guangzhou (ZX) Pony” refers to Guangzhou (ZX) Pony.AI Technology Co., Ltd.;
●	“Hong Kong Stock Exchange” refers to the Stock Exchange of Hong Kong Limited
●	“HKSCC” refers to Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“IMU,” or inertial measurement unit, refers to an electronic device that measures and reports a vehicle’s acceleration, angular rate, and sometimes its magnetic field, using a combination of accelerometers, gyroscopes, and sometimes magnetometers;
●	“LiDAR,” also known as light detection and ranging, refers to a sensor that uses lasers to detect and measure distances to objects in the environment;
●	“Listing” refers to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
●	“Meituan” refers to Meituan and its subsidiaries and/or affiliates;
●	“Neolix” refers to Neolix Technologies Co., Ltd. and its subsidiaries and/or affiliates;
●	“NHTSA” refers to the National Highway Traffic Safety Administration;
●	“NVIDIA” refers to NVIDIA Corporation and its subsidiaries and/or affiliates;
●	“OEMs,” also known as original equipment manufacturers, refers to vehicle and other manufacturers in the context of autonomous driving;
●	“OnTime Mobility” refers to Chenqi Technology Limited and its subsidiaries and/or affiliates;
●	“Pony,” “we,” “us,” “our company,” and “our” refer to Pony AI Inc., a Cayman Islands exempted company and its subsidiaries. When referring to our historical consolidated financial information, business operations and operating data, the results of the former VIEs are included in such historical information and data;
●	“POV” refers to personally-owned vehicles;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SANY” refers to SANY Group and its subsidiaries and/or affiliates;
●	“SAIC” refers to SAIC Motor and its subsidiaries and/or affiliates;
●	“shares” or “ordinary shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0005 per share;

●	“Sinotrans” refers to Sinotrans Limited and all its subsidiaries and/or affiliates;
●	“Tier-1 cities” refers to Beijing, Shanghai, Guangzhou and Shenzhen;
●	“TNCs” refers to transportation network companies, including online platforms offering mobility and ride hailing services;
●	“Toyota” refers to Toyota Motor Corporation and its subsidiaries and/or affiliates;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America;
●	“former VIEs” refers to Beijing (ZX) Pony and Guangzhou (ZX) Pony and their subsidiaries; and
●	“former WFOEs” refers to Beijing (HX) Pony and Guangzhou (HX) Pony.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—3.D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, political, demographic and business conditions in China and globally;
●	our ability to implement our go-to-market strategies;
●	the timeline and results of the large-scale commercialization of our robotaxi and robotruck services;
●	the relationships with our existing and future business partners, customers and suppliers;
●	our ability to raise additional capital in the future;
●	the success of operating initiatives, including business development efforts and new solution development by us and our competitors;
●	our ability to develop and apply our technologies to support and expand our solution offerings;
●	the availability of qualified personnel and the ability to retain such personnel;
●	the expected growth of the autonomous driving industry in China and globally;
●	competition in the autonomous driving industry in China and globally;
●	changes in government policies and regulation;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—3.D. Risk Factors.”

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

In the United States, Pony AI Inc. operates its business through Pony.AI, Inc, a Delaware corporation.

The following chart shows our corporate structure as of the date of this annual report.

Notes:

(1)	In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.
(2)	Yancheng Poplar LLP is a limited partnership incorporated under the laws of the PRC. Beijing (ZX) Pony AI Technology Co., Ltd. is the general partner of Yancheng Poplar LLP, holding approximately 62% of its interest. The remaining 38% interest in Yancheng Poplar LLP is held by another limited partnership as the limited partner.
(3)	Hongkong Pony AI Limited has another two wholly-owned subsidiaries, including Company Pony AI (registered in Saudi Arabia) and PONY AI-FZCO (registered in United Arab Emirates).

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

Transfer of Funds and Other Assets

Pony AI Inc. transfers cash to Hongkong Pony AI Limited, its wholly-owned Hong Kong subsidiary, through primarily loans, and Hongkong Pony AI Limited transfers cash to our PRC subsidiaries through capital contributions and loans. Because Pony AI Inc. and its subsidiaries previously controlled the former VIEs through contractual arrangements, they were not able to make direct capital contributions to the former VIEs. However, under relevant PRC laws and regulations, they were permitted to remit funds to the former VIEs through loans or by making payment to the former VIEs for intragroup transactions. Hongkong Pony AI, one of our subsidiaries, offered a loan of US$105.0 million to Beijing (ZX) Pony, one of the former VIEs, to support our business expansion in China, out of which nil and nil was drawn down by Beijing (ZX) Pony in 2023 and 2024, respectively. The former VIEs funded their operations primarily using cash generated from operating and financing activities.

In 2023 and 2024, Pony AI Inc. provided loans to Hongkong Pony AI Limited in an aggregate amount of US$96.1 million and US$136.5 million, respectively, which were used by Hongkong Pony AI Limited to fund the operations of the Company’s PRC subsidiaries and the former VIEs through capital contributions and loans. In 2023 and 2024, the former VIEs received debt financing of nil and nil, respectively. Beijing (ZX) Pony, one of the former VIEs, repaid the loan of US$5.0 million in June 2024. In 2023 and 2024, Hongkong Pony AI Limited paid in an aggregate amount of US$10.0 million and US$98.0 million, respectively, as capital contribution to former WFOEs as primary beneficiaries. In 2023 and 2024, Beijing (HX) Pony, one of the former WFOEs, paid an aggregate amount of US$4.5 million and US$6.3 million, respectively, as capital contribution to other subsidiaries of Pony AI Inc.

There were also cash and non-cash assets transferred between the former VIEs and other entities within our organization. Non-cash assets were primarily intellectual property rights, and equipment and facilities. In 2023 and 2024, the total amount of service fees that the former VIEs paid to other entities within our organization was US$3.5 million and US$0.1 million, respectively. In 2023 and 2024, the aggregate amount of the underlying non-cash assets transferred through our organization was nil and nil, respectively.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Financing Activities

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

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) where the relevant activity affects or may affect national security, a “critical information infrastructure operator that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for the cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuers apply to list its securities on a foreign stock exchange, and (iii) relevant regulatory authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

In connection with our initial public offering in November 2024 (the “IPO”), we received confirmation from the China Cybersecurity Review, Certification and Market Regulation Big Data Center (the “CCRC”) that we are not required to apply for a cybersecurity review in connection with our IPO and listing in the U.S. if we do not possess over one million users’ personal information prior to the completion of our IPO and proposed listing. Accordingly, as the number of users whose personal information is processed by us did not reach one million as of the date of the prospectus used for our IPO, we were not required under the Cybersecurity Review Measures to apply for a cybersecurity review in connection with our IPO and the listing of the ADSs on the Nasdaq.

In connection with our Listing in Hong Kong in November 2025, we were not required under the Cybersecurity Review Measures to apply for a cybersecurity review for the following reasons: (i) according to our communication with the CCRC, “listing in a foreign country” does not include listing in Hong Kong; (ii) the number of users whose personal information is processed by us did not reach one million as of the date of the Hong Kong prospectus; and (iii) we have not received any notice from members of the cybersecurity review working mechanism or from the CCRC requiring us to undergo a cybersecurity review as of the date of the Hong Kong prospectus.

However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the number of users whose information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we may not be able to complete the review in a timely manner, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.

CSRC Filing and Reporting Requirements

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China.

We have completed the filings with the CSRC for our IPO and Listing and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 22, 2024 and October 14, 2025. Our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules.

Summary Consolidated Financial Data

The following summary consolidated statements of operations and summary consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025, and summary consolidated balance sheet data as of December 31, 2024 and 2025 have been derived from consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our summary consolidated statements of operations for the years presented.

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Summary Consolidated Statements of Operations
Revenues	71,899	100.0	75,025	100.0	90,001	100.0
Cost of revenues	(55,015)	(76.5)	(63,622)	(84.8)	(75,840)	(84.3)
Gross profit	16,884	23.5	11,403	15.2	14,161	15.7
Operating expenses:
Research and development expenses(1)	(122,707)	(170.7)	(240,179)	(320.1)	(217,419)	(241.6)
Selling, general and administrative expenses(1)	(37,417)	(52.0)	(56,747)	(75.6)	(57,599)	(64.0)
Total operating expenses	(160,124)	(222.7)	(296,926)	(395.7)	(275,018)	(305.6)
Loss from operations	(143,240)	(199.2)	(285,523)	(380.5)	(260,857)	(289.8)
Investment income	19,389	27.0	20,378	27.2	42,985	47.8
Changes in fair value of warrants liability	(3,030)	(4.2)	5,617	7.5	—	—
Changes in fair value of trading securities	(4,727)	(6.6)	(21,285)	(28.3)	128,031	142.3
Other income (expenses), net	6,154	8.6	5,808	7.7	13,083	14.5
Loss before income tax	(125,454)	(174.4)	(275,005)	(366.4)	(76,758)	(85.3)
Income tax benefits (expenses)	126	0.2	(1)	(0.0)	—	—
Net loss	(125,328)	(174.2)	(275,006)	(366.4)	(76,758)	(85.3)
Net loss attributable to non-controlling interests	(516)	(0.7)	(885)	(1.2)	57,211	63.6
Net loss attributable to Pony AI Inc.	(124,812)	(173.5)	(274,121)	(365.2)	(133,969)	(148.9)

Note:

(1)	Includes share-based compensation expenses:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Research and development expenses	1,832	102,383	21,115
Selling, general and administrative expenses	1,926	24,620	9,683

The following table presents our summary consolidated balance sheet data as of the dates presented.

	As of December 31,
	2024	2025
	US$	US$

	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	535,976	293,489
Restricted cash, current	21	1,936
Short-term investments(1)	209,035	872,158
Accounts receivable, net	28,555	23,644
Amounts due from related parties, current	8,322	11,338
Prepaid expenses and other current assets	52,713	48,074
Total current assets	834,622	1,250,639
Restricted cash, non-current	175	288
Amounts due from related parties, non-current	—	—
Property, equipment and software, net	17,241	60,467
Operating lease right-of-use assets	13,342	14,811
Long-term investments(1)	130,799	454,942
Prepayment for long-term investments	52,823	25,000
Other non-current assets	1,819	6,690
Total non-current assets	216,199	562,198
Total assets	1,050,821	1,812,837
Accounts payable and other current liabilities	66,548	85,261
Amounts due to related parties	900	1,422
Operating lease liabilities, current	3,438	4,792
Total current liabilities	70,886	91,475
Operating lease liabilities, non-current	9,835	10,375
Other non-current liabilities	1,389	1,988
Total liabilities	82,110	103,838
Total mezzanine equity	—	—
Total shareholders’ (deficit) equity	968,711	1,708,999
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	1,050,821	1,812,837

Note:

(1)	Short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits, corporate bonds, commercial paper, yankee bonds and other wealth management products, etc.

Long-term investments are mainly comprised of investments in convertible redeemable preferred shares, term deposits and certificate of deposits and convertible notes.

The following table presents our summary consolidated cash flow data for the years presented.

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(115,421)	(110,758)	(164,955)
Net cash provided by (used in) investing activities	136,494	(181,267)	(889,160)
Net cash provided by financing activities	89,764	407,389	814,833
Effect of exchange rate changes on cash and cash equivalents	(3,150)	(5,397)	(1,177)
Increase (decrease) in cash and cash equivalents	107,687	109,967	(240,459)
Cash, cash equivalents and restricted cash at beginning of the year	318,518	426,205	536,172
Cash, cash equivalents and restricted cash at end of the year	426,205	536,172	295,713

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

Condensed consolidating statements of operations information

	For the Year Ended December 31, 2023
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Revenues from external parties (including related parties)(2)	—	42,160	7,060	22,679	—	71,899
Revenues from intra-group entities	—	3,923	15,040	8,441	(27,404)	—
Revenues	—	46,083	22,100	31,120	(27,404)	71,899
Cost from external parties	—	(38,886)	(3,658)	(12,471)	—	(55,015)
Cost from intra-group entities	—	(7,102)	(7,754)	(9,920)	24,776	—
Cost of revenues	—	(45,988)	(11,412)	(22,391)	24,776	(55,015)
Operating expenses	(8,137)	(105,139)	(28,649)	(22,195)	3,996	(160,124)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	(125,266)	(24,739)	(12,904)	—	162,909	—
Others, net	8,591	3,893	5,471	(169)	—	17,786
Income (loss) before income tax expenses	(124,812)	(125,890)	(25,394)	(13,635)	164,277	(125,454)
Income tax benefits/(expenses)	—	108	19	(1)	—	126
Net income (loss)	(124,812)	(125,782)	(25,375)	(13,636)	164,277	(125,328)

	For the Year Ended December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated

	(US$ in thousands)
Revenues from external parties (including related parties)	—	71,611	3,409	5	—	75,025
Revenues from intra-group entities	—	12,247	8,869	369	(21,485)	—
Revenues	—	83,858	12,278	374	(21,485)	75,025
Cost from external parties	—	(61,299)	(2,295)	(28)	—	(63,622)
Cost from intra-group entities	—	(14,495)	(6,598)	(268)	21,361	—
Cost of revenues	—	(75,794)	(8,893)	(296)	21,361	(63,622)
Operating expenses	(10,401)	(216,984)	(66,786)	(2,233)	(522)	(296,926)
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries	(285,176)	(62,555)	(2,299)	—	350,030	—
Others, net	21,456	(14,584)	3,790	(144)	—	10,518
Income (loss) before income tax expenses	(274,121)	(286,059)	(61,910)	(2,299)	349,384	(275,005)
Income tax expenses	—	(1)	—	—	—	(1)
Net loss	(274,121)	(286,060)	(61,910)	(2,299)	349,384	(275,006)

Notes:

(1)	The eliminations are mainly related to the investment loss picked up from our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.
(2)	Revenues from external parties (including related parties) included revenues of US$22.5 million and US$0.6 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2023.

Revenues from external parties (including related parties) included revenues of US$30.8 million from related parties recognized by other subsidiaries, and former VIEs and their subsidiaries, respectively, for the year ended December 31, 2024.

Condensed consolidating balance sheets information

	As of December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations		Consolidated

	(US$ in thousands)
Assets
Cash and cash equivalents	446,873	72,698	16,405	—	—		535,976
Restricted cash, current	—	21	—	—	—		21
Short-term investments	73,925	57,975	77,135	—	—		209,035
Accounts receivable, net	—	26,613	1,942	—	—		28,555
Amounts due from related parties, current	—	8,322	—	—	—		8,322
Amounts due from group companies, current	1,027,644	42,683	76,996	—	(1,147,323)		—
Prepaid expenses and other current assets	1,840	45,133	6,048	—	(308)	(2)	52,713
Total current assets	1,550,282	253,445	178,526	—	(1,147,631)		834,622
Restricted cash, non-current	—	175	—	—	—		175
Property, equipment and software, net	—	16,762	479	—	—		17,241
Operating lease assets	—	12,965	377	—	—		13,342
Long-term investments	58,373	62,440	9,986	—	—		130,799
Prepayment for long-term investments	25,000	27,823	—	—	—		52,823
Other non-current assets	—	1,678	141	—	—		1,819
Total non-current assets	83,373	121,843	10,983	—	—		216,199
Total assets	1,633,655	375,288	189,509	—	(1,147,631)		1,050,821
Liabilities
Accounts payable and other current liabilities	5,628	51,477	9,443	—	—		66,548
Amounts due to related parties, current	—	900	—	—	—		900
Operating lease liabilities, current	—	3,143	295	—	—		3,438
Amounts due to group companies, current	12,984	1,050,328	84,011	—	(1,147,323)		—
Total current liabilities	18,612	1,105,848	93,749	—	(1,147,323)		70,886
Accumulated deficit/(equity) in its subsidiaries, the VIEs and the VIEs’ subsidiaries(1)	663,921	(49,923)	(61,488)	—	(552,510)		—
Operating lease liabilities, non-current	—	9,835	—	—	—		9,835
Other non-current liabilities	—	1,389	—	—	—		1,389
Total non-current liabilities	663,921	(38,699)	(61,488)	—	(552,510)		11,224
Total liabilities	682,533	1,067,149	32,261	—	(1,699,833)		82,110
Total mezzanine equity	—	—	—	—	—		—
Non-controlling interests	—	13,283	—	—	4,306		17,589
Total Pony AI Inc. shareholders’ equity	951,122	(705,144)	157,248	—	547,896		951,122

Notes:

(1)	The eliminations are mainly related to the investments in our subsidiaries (excluding the former WFOEs), the former WFOEs as primary beneficiaries, and the former VIEs and their subsidiaries.
(2)	The amount represents the intra-group transaction related to other current assets which is subject to the elimination with the offsetting effect included in the Pony AI Inc. shareholders’ equity balance.

Condensed consolidating cash flows information

	For the Year Ended December 31, 2023
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated
Net cash used in operating activities	(35,693)	(55,225)	(12,515)	(11,988)	—	(115,421)
Loan to group companies	(96,094)	—	—	—	96,094	—
Capital contributions to group companies	—	(10,000)	(4,506)	—	14,506	—
Other investing activities	201,156	(48,743)	(11,094)	(4,825)	—	136,494
Net cash provided by (used in) investing activities	105,062	(58,743)	(15,600)	(4,825)	110,600	136,494
Borrowing from group companies	—	96,094	—	—	(96,094)	—
Capital contributions from group companies	—	4,506	10,000	—	(14,506)	—
Other financing activities	95,187	(4,919)	(504)	—		89,764
Net cash provided by financing activities	95,187	95,681	9,496	—	(110,600)	89,764

	For the Year Ended December 31, 2024
			Former	Former
			WFOEs as	VIEs
		Other	primary	and their
	The Company	subsidiaries	beneficiaries	subsidiaries	Eliminations	Consolidated
Net cash used in operating activities	12,210	(103,919)	(17,068)	(1,981)	—	(110,758)
Loan to group companies	(172,406)	(109,798)	(20,310)	—	302,514	—
Other investing activities	(90,037)	(22,450)	(69,361)	581	—	(181,267)
Net cash provided by (used in) investing activities	(262,443)	(132,248)	(89,671)	581	302,514	(181,267)
Borrowing from group companies	—	192,716	109,798	—	(302,514)	—
Other financing activities	408,404	(1,015)	—	—	—	407,389
Net cash provided by financing activities	408,404	191,701	109,798	—	(302,514)	407,389

Detail information of loans to the former VIEs and their subsidiaries is set forth below:

Amounts due to group companies from the	As of December 31,
former VIEs and their subsidiaries	2023	Maturity dates	Repayment terms
	(US$ in thousands)
Guangzhou (HX) Pony AI Technology Co., Ltd.	4,236	August 2024	Interest due annually, principal due at maturity. Fully repaid in August 2024.
Guangzhou (HX) Pony AI Technology Co., Ltd.	12,566	March 2025	Interest due annually, principal due at maturity. Fully repaid in January 2024.
Hongkong Pony AI Limited	30,086	March 2030	Interest and principal due at maturity and unpaid as of December 31, 2025.
Hongkong Pony AI Limited	5,022	June 2024	Interest and principal due at maturity. Fully repaid in June 2024.
Total	51,910

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•	Autonomous driving is an emerging and rapidly evolving technology and involves significant risks and uncertainties. For details, see page 14.
•

Our limited operating history makes it difficult to predict future prospects, as our past financial results are not indicative of future trends while we are still in the early stage of commercializing our technologies and diversifying our customer base. For details, see page 15.

•	If we are no longer able to benefit from our business cooperation with Sinotrans and other related parties, our business may be adversely affected. For details, see page 16.
•

Since markets for autonomous driving technology are still in early stages, if they do not grow as expected or our technology fails to gain acceptance, our business, prospects, operating results, and financial condition could be materially harmed. For details, see page 16.

•

The autonomous driving industry is highly competitive, and if we cannot compete effectively with both established competitors and new entrants, our business, financial condition, and results of operations may be materially and adversely affected. For details, see page 17.

•

The logistics industry is highly competitive, facing competition from both established players and new entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected. For details, see page 17.

•

We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, or develop partnerships with other companies and we may experience significant delays in the design, commercialization and launch of new solutions. For details, see page 18.

•

Any flaws or misuse of autonomous driving technologies, whether actual or perceived, intended or inadvertent, committed by us or by other third parties, could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. For details, see page 18.

•

We may not be able to successfully implement our go-to market strategies on a timely basis, or at all. If we are unable to manage our growth effectively, our business may be materially and adversely affected. For details, see page 19.

•	The operation of vehicles equipped with our autonomous driving technology is different from non-autonomous vehicles, and may be unfamiliar to users. For details, see page 20.

Risks Related to Doing Business in China

•

The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us. For details, see page 47.

•

We could be negatively impacted by possible changes to the U.S. government’s new China-focused Outbound Investment Program; these developments may adversely affect our business, financial condition, results of operations, and the value of the ADSs. For details, see page 48.

•

Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. For details, see page 49.

•

We are subject to U.S. export controls that could restrict our ability to transfer certain products and technologies, and increasingly restrictive controls toward China’s artificial intelligence industry could limit our ability to obtain advanced semiconductors and other technology needed for product development. For details, see page 52.

•	Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page 52.
•

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities may be required under PRC law in connection with our future overseas securities offerings, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. For details, see page 53.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws. For details, see page 54.

Risks Related to Our Former VIE Structure

•

If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs and our Class A ordinary shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed. For details, see page 63.

•

All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. For details, see page 63.

•

Our prior contractual arrangements in relation to the former VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the former VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment. For details, see page 64.

Risks Related to the ADSs and Our Ordinary Shares

•	The trading price of the ADSs and Class A ordinary shares has been and may continue to be volatile, which could result in substantial losses to investors. For details, see page 64.
•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs and our Class A ordinary shares, the market price for the ADSs and our Class A ordinary shares and trading volume could decline. For details, see page 65.

•

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ADSs and our Class A ordinary shares may view as beneficial. For details, see page 65.

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

Specifically, the successful development of our autonomous driving technologies involves many challenges and uncertainties, including:

•	achieving sufficiently safe autonomous driving performance and earning recognition from regulatory agencies, our partners, users and the general public;
•	finalizing autonomous driving system design, specification, and vehicle integration;
•	successfully completing system testing, validation, and safety approvals;
•	obtaining additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses and certifications;
•	building and maintaining business partnerships for our R&D and commercialization activities;
•	complying with laws and regulations that constantly evolve, such as laws and regulations with respect to accidents and product liabilities;
•	preserving intellectual property rights; and
•	continuing to fund and maintain our technology development activities.

Our limited operating history makes it difficult to predict future prospects, as our past financial results are not indicative of future trends while we are still in the early stage of commercializing our technologies and diversifying our customer base.

We commenced our operations in 2016, began testing on public roads in 2017, and launched our first public facing services in 2018. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and to forecast our future growth. The risks and challenges we have faced or expect to face include our ability to:

•	continue to develop and successfully commercialize our autonomous driving technology at scale;
•	properly price our products and services;
•	plan for and manage capital expenditures for our current and future products;
•	hire, integrate and retain talented people at all levels of our organization;
•	establish and expand our customer base;
•	forecast our revenue, budget for and manage our expenses as well as improving operational efficiency;
•	attract new partners and retain existing partners;
•	navigate an evolving and complex regulatory environment;
•	manage our supply chain and supplier relationships;
•	maintain a reliable, secure, high-performance, and scalable technology infrastructure;
•	anticipate and respond to changes in the markets in which we operate, including technological developments and changes in competitive landscape;
•	build a well-recognized and reputable brand;
•	effectively manage our growth and business operations, including the impacts of unforeseen market changes on our business; and
•	successfully develop new solutions, features and applications to enhance user experience.

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

Our strategic partner and related party, Sinotrans, is China’s largest freight logistics company, according to CIFA. Our robotruck business has benefited from this partnership, which has enabled us to co-deploy Level 2++ intelligent trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. In 2022, we (as the controlling shareholder) and Sinotrans jointly established Cyantron, a company currently offering paid transportation services to Sinotrans to fulfill its freight orders across China. Cyantron operated a fleet of robotrucks comprising both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers. For the years ended December 31, 2023, 2024 and 2025, we generated revenue of US$22.5 million, US$30.7 million and US$29.6 million, respectively, from transportation service fees paid by Sinotrans to Cyantron Group, representing 31.3%, 40.9% and 32.9% of our total revenues for the same periods, respectively.

Additionally, we also generated revenues of US$0.6 million, US$0.1 million and US$0.1 million, respectively, for the years ended December 31, 2023, 2024 and 2025 from Toyota, a leading OEM and our strategic investor and related party, representing 0.8%, 0.1% and 0.1% of our total revenues for the same periods, respectively. For further details, see “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Other Related Party Transactions.” In the future, we may further expand our cooperation with such related parties, in which case, their revenue contributions to us may increase although there is no assurance of such expansion.

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

Since markets for autonomous driving technology are still in early stages, if they do not grow as expected or our technology fails to gain acceptance, our business, prospects, operating results, and financial condition could be materially harmed.

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

The autonomous driving industry is highly competitive, and if we cannot compete effectively with both established competitors and new entrants, our business, financial condition, and results of operations may be materially and adversely affected.

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

Furthermore, many established and new market participants have entered or have announced plans to enter the autonomous driving market. Many of these participants have significantly greater financial, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the development, commercialization, promotion, sale, and support of their solutions. If existing competitors or new entrants are able to commercialize their autonomous driving technology earlier than expected, our competitive advantage could be adversely affected.

The logistics industry is highly competitive, facing competition from both established players and new entrants. If we are not able to compete effectively with others, our business, financial condition and results of operations may be materially and adversely affected.

The market for robotrucks and freight transport solutions is highly competitive. Competition in these markets is primarily based on technology, innovation, quality, safety, reputation, and price. Our future success will depend on our ability to further develop and protect our technology in a timely manner and to stay ahead of both existing and new competitors. Our competitors in this market are working towards commercializing autonomous driving technology and may have substantial financial, marketing, research and development, and other resources. If our competitors commercialize their technology at scale before we do, develop superior technology, or are perceived to have better technology, they may capture market opportunities and establish relationships with users and partners that might otherwise have been available to us.

In addition, we face competition from traditional freight transport companies, such as traditional trucking companies, railroads, and air carriers. Traditional shipping fleets and other carriers remain the predominant operators in the market. Given the long history of these traditional freight transport companies, there may be resistance to the shift towards autonomous freight transport.

Furthermore, market leaders in the automotive industry may begin, or may have already started, pursuing large-scale deployment of autonomous vehicle technology on their own. These companies may have more operational and financial resources than we do, and we cannot guarantee that we will be able to effectively compete with them. We may also face competition from top OEM partners and other technology and automotive supply companies if they decide to vertically expand and develop their own robotrucks. Some of these companies may have significantly greater resources than we do, and we do not know how close they are to commercializing autonomous driving systems.

Many established and new market participants have either entered or announced plans to enter the robotruck market. Most of these participants have significantly greater financial, manufacturing, marketing, and other resources, allowing them to allocate more resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. If existing competitors or new entrants are able to commercialize earlier than expected, our competitive advantage could be adversely affected.

We face risks associated with autonomous driving technology and may not be able to develop solutions on schedule, or at all, or develop partnerships with other companies and we may experience significant delays in the design, commercialization and launch of new solutions.

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

Autonomous driving technologies are at early stages of development and continue to evolve. Similar to many innovations, autonomous driving technologies present risks and challenges, such as potential misuse by third parties for inappropriate purposes or biased applications which breach public confidence or violate applicable laws and regulations, or litigation or other proceedings initiated by certain individuals claiming for infringement of legitimate rights such as privacy or personality rights. Such misuse could affect customer perception, public opinions, views of policymakers and regulators and result in decreased adoption of autonomous driving technologies. We have adopted a series of measures to prevent the misuse of our technologies, including implementation of relevant policies and management systems in relation to data security and privacy. However, we cannot assure you that any of our existing and future measures will be sufficient. As of the date of this annual report, there had been no material litigation or other proceedings arising from or in relation to any infringement of legitimate rights against us. We cannot assure you that the measures we take to prevent the misuse of our technologies and data protection will always be effective, or that our technologies will not be misused or applied in a way that is inconsistent with our intention or public expectation.

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

We have limited experience to date in applying our autonomous driving technology at scale. While we currently operate robotaxi and robotruck fleets equipped with our autonomous driving technology, we have not yet achieved large-scale deployment of our robotaxis or robotrucks, and neither have we achieved largescale commercialization of our licensing and applications business. Even if we are successful in developing and commercializing our technology, we could face unexpected difficulties, delays, and cost overruns, which may be due to factors beyond our control, such as unforeseen issues with our technology, problems with OEM partners and/or suppliers, and adverse regulatory developments. Any failure to develop our autonomous driving technology within our projected cost budgets and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

We plan to continue to drive the large-scale commercialization of our technology, including our robotaxi and robotruck services. As we are ramping up our business scale, we may face unknown future challenges and opportunities, substantial risks and expenses in the course of entering new markets and undertaking marketing activities. Furthermore, with our evolving business model, liabilities allocation among our passengers, business partners and third parties pose uncertainties to us and may cause a heightened risk of disputes. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. There is, therefore, substantial uncertainty that our business model will prove successful and sustainable, and we may not be able to generate significant revenue, raise additional capital, or operate profitably. We will continue to encounter risks and difficulties frequently experienced by early commercial stage companies, including scaling up our infrastructure and headcount, and may be exposed to unforeseen expenses, difficulties, or delays in connection with our growth. In addition, because of the capital-intensive nature of our business, we may be expected to continue to sustain substantial operating expenses without generating sufficient revenue to cover expenditures. Any investment in us is therefore highly speculative and could result in the loss of your entire investment. Our future business depends in large part on our ability to continue to develop and successfully commercialize our autonomous driving technology and other mobility solutions we plan to offer. Our ability to develop, deliver, and commercialize at scale our autonomous driving software and systems to support or perform autonomous operation of various types of vehicles is still unproven. Our continued enhancement of our autonomous driving technology is and will be subject to risks, including with respect to:

•	our ability to continue to enhance data analytics and software technology;
•	designing, developing, and securing necessary hardware on acceptable terms and in a timely manner;
•	our ability to attract, recruit, hire, and train skilled employees; and
•	our ability to enter into strategic relationships with key players in the mobility industries, as well as hardware and software suppliers.

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

We have been investing heavily in our research and development efforts. Our research and development expenses were US$122.7 million, US$240.2 million, and US$217.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly with technological innovation. We need to invest significant resources, including financial resources, in research and development to make technological advances in order to expand our offerings and make our autonomous driving solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will remain at a relatively high level.

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

In addition, regulations designed to govern autonomous vehicle manufacture and operations, surveying and mapping, driverless road testing, and the collection, processing, storage and use of vehicle and other data, among other things, are still in the early stage of development and the specific regulatory practices vary on different levels of PRC authorities or in different places. For example, on July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security and the Ministry of Transport jointly promulgated the Administration of Road Tests and Demonstrative Application of Intelligent and Connected Vehicles (for Trial Implementation), which regulates the activity of road testing and demonstrative application of autonomous vehicles within the PRC at the national level; however, several cities have released detailed implementing rules in this regard at the regional level, such rules may differ in scope, requirements and implementation standards across regions. Pursuant to these laws and regulations, companies without the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies) are prohibited from conducting mapping and surveying activities in China. Therefore, we, as a foreign-invested company, have to outsource the mapping and surveying activities in connection with our autonomous driving technology to independent qualified service providers with the requisite license in China, which is permitted by PRC law. These laws and regulations are still relatively new and evolving. If more stringent regulations are implemented, we may not be able to commercialize our autonomous vehicle technology in the manner we expect or at all. We cannot assure you that we will be in full compliance with these applicable laws and regulations in the future. In addition, the costs of complying with such regulations could prevent us from operating our business in the manner we intend. Fines, penalties, costs or liabilities associated with such existing or new regulations or laws, including as a result of our failure to comply, could be substantial and in certain cases joint and several, and could adversely impact our business, prospects, financial condition, and operating results.

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

The costs of complying with safety regulations could increase as regulators impose more stringent compliance and reporting requirements in response to product recalls and safety issues in the automotive industry. As the autonomous vehicles that carry our systems go into production, we would be subject to existing stringent requirements under relevant laws and regulations. On July 30, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, which strengthens the safety management of products with autopilot function and provides that where the enterprises find any serious problem in any automobile product manufactured or sold by them with respect to driving assistance and autonomous driving security, they shall, in accordance with the laws and regulations, immediately cease the production or sale of the relevant product, take measures to rectify, as well as report to the MIIT and the local competent departments.

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

We experienced negative cash flows from operating activities, incurred net losses and recorded total shareholders’ deficit historically. We are expected to incur significant expenses and experience significant cash outflows in the foreseeable future. Our ability to generate profits and positive cash flow in the future is uncertain.

We have experienced significant cash outflow from operating activities historically. We had net cash used in operating activities of US$115.4 million, US$110.8 million, and US$165.0 million for the years ended December 31, 2023, 2024 and 2025, respectively. We cannot guarantee that we will achieve positive cash flows in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available for our operations and business expansion. Failure to generate positive cash flow from operations may adversely affect our ability to raise capital for our business on reasonable terms, if at all. It may also diminish the willingness of our customers, OEM partners, or suppliers or other parties to enter into transactions with us, and have other adverse effects that harm our long-term viability.

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

Furthermore, we have incurred net losses historically. For the years ended December 31, 2023, 2024 and 2025, we incurred net loss of US$125.3 million, US$275.0 million and US$76.8 million, respectively, and our total shareholders’ equity was US$1,709.0 million as of December 31, 2025. Our significant losses resulted primarily from the investments we made to grow our business, including research and development of new technologies and enhancement of our current technologies, development and launch of new solution features, increase in the scale of our robotaxi and robotruck services, expansion into existing and new markets, increase in sales and marketing efforts and continued investment in our commercialization. We expect that these costs and investments will increase and fluctuate as our business continue to scale and evolve. We also expect to incur additional general and administrative expenses and compliance costs. These expenditures may make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. Furthermore, the costs actually incurred could exceed our expectations, and the investments may be unsuccessful and therefore cannot generate adequate revenue and cash flow, if any at all.

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

At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. In addition to individual customers who are passengers of our robotaxi services, we had 52, 112 and 213 corporate customers in 2023, 2024 and 2025, respectively. These customers include Chinese companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing. Given our early stage of commercial developments, we have historically generated modest amounts of revenues from a small group of customers when we transitioned from technology development to commercialization. Our top three customers in the aggregate accounted for 65.8%, 43.9% and 59.3% of our revenues in 2023, 2024 and 2025, respectively. There was one customer who was one of our top three customers in each year of 2023, 2024 and 2025. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer profiles may constantly and materially change, and accordingly we anticipate our revenue streams to continue to expand, which will diversify our customer base and profiles, although there is no guarantee that we will be able to achieve such goals. Furthermore, if we fail to maintain relationship with these customers, or fail to continue to attract new customers, or if our customers or passengers reduce the use of our solutions for any reason, our business, results of operations and financial condition may be adversely affected.

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

The laws and regulations on the autonomous driving industry in the jurisdictions we operate in are evolving and subject to change, and changes in these laws and regulations may materially and adversely affect us.

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

Our vehicle domain controller products or autonomous driving technology generally present the risk of significant injury, including fatalities. We may be subject to claims if our products or technology is involved in accidents and passenger injuries. The occurrence of any errors or defects in our vehicle domain controller products or autonomous vehicles integrated with our technology could make us liable for damages and legal claims. In addition, we could incur significant costs to correct such issues, potentially including product recalls. Any negative publicity related to the perceived quality of our products or technology and the perceived safety of vehicles deploying our technology could affect our brand image, partners and end-customer demands, and could materially and adversely affect our business, financial condition and results of operations. Also, liability claims may result in litigation, including class actions, the occurrence of which could be costly, lengthy and distracting and could materially and adversely affect our business, financial condition and results of operations.

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

The measures we generally take to obtain, maintain, protect and enforce our intellectual property and proprietary information, including preventing unauthorized use by third parties, may not be effective for various reasons, including the following:

•	the patent applications we file may not be granted;
•	we may not be the first party to file a patent application in relation to a certain invention;
•	the scope of our issued patents may not be broad enough to protect our inventions and proprietary technology;
•

our issued patents may be challenged by our competitors or other third parties, which could result in a court or governmental agency invalidating, narrowing the scope of, or rendering unenforceable our patents;

•	patents have a finite term, and competitors and other third parties may offer products identical or similar to those covered by our patent after the patent expiration;
•

we may fail to enter into the necessary agreements to prevent disclosure, third-party infringement or misappropriation of our proprietary information, and even if entered into, these agreements may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information;

•	our employees, contractors or business partners may willfully breach their confidentiality, non-disclosure and non-use obligations;
•	our proprietary information and technology may become otherwise known or be independently developed by our competitors and other third parties;
•	the costs associated with enforcing patents or other intellectual property rights, confidentiality provisions, invention assignment or similar agreements may make enforcement impracticable; and
•	competitors and other third parties may circumvent or otherwise design around our patents or other intellectual property rights.

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

We cannot be certain that the conduct of our business does not and will not infringe or misappropriate intellectual property or proprietary rights of third parties. Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our solutions, which could affect the operation of our business. From time to time, we may receive inquiries from patent or trademark holders inquiring whether we are infringing their intellectual property or other proprietary rights and/or seek court declarations that third party patent and trademarks holders do not infringe upon our intellectual property rights and/or our application to register trademarks or patents may be rejected due to their similarity with certain existing registered trademarks or patents owned by third parties. Companies holding patents or other intellectual property rights relating to autonomous driving technology or other related technology may bring suits alleging infringement of such rights or otherwise asserting their rights and/or seeking licenses. We may fail to conduct, from time to time, freedom to operate or clearance searches before launching new products, brands or services. If we are determined to have infringed upon a third party’s intellectual property or other proprietary rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using solutions that incorporate the third party’s intellectual property or proprietary information;
•	pay for substantial damages;
•	obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or
•	redesign our technology.

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

We use certain open source technology in our business, which could expose us to information security vulnerabilities, result in failures, errors and defects, or subject us to possible litigation or to certain unfavorable conditions.

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

We may not be able to comply with data privacy, data protection, and information security requirements and we are subject to cyber-attacks, security incidents and data breaches, which could adversely affect our business, financial condition and results of operations.

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

Third parties using our solutions (including customers, passengers, or partners) could experience successful cyberattacks, security incidents or disruptions in service which could cause customers and/or passengers to lose confidence in the security of our solutions, including where such incidents involve a failure by those third parties to adequately deploy protection measures or updates to our solutions and regardless of whether any actual loss or theft of data occurred. Such cyberattacks and other security incidents aimed at our products and services could further lead to third-party claims that our product failures have caused damage to our customers and/or passengers, a risk that is enhanced by the increasingly connected nature of our products and solutions, which could lead not only to loss of customer, end user and partner confidence in the security of our products and solutions, but also to indemnity obligations, impairment to our business and resulting fees, costs, expenses, loss of revenues and other potential liabilities and harms to our business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to the servers, networks, IT infrastructure and data processing systems we rely on due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.” In addition, if a high-profile security breach occurs within our industry, our current and potential customers and/or passengers may lose trust in the security and safety of our systems, products, solutions and information even if we are not directly affected. Furthermore, regardless of their veracity, reports of unauthorized access to our vehicles, systems or data, as well as other factors that may result in the perception that our vehicles, systems or data are capable of being “hacked,” could negatively affect our brand and customer confidence in our products and solutions.

Any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to the servers, networks, IT infrastructure and data processing systems we rely on due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability.

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

As of the date of this annual report, we have not been subject to any material claims, investigations or legal proceedings settled, pending or threatened for any material noncompliance with or violations of applicable PRC laws and regulations with respect to privacy and personal information protection, and we have not received any cybersecurity- related warning or sanction from the PRC regulatory authorities, or any notice from relevant authorities requiring us to file for a cybersecurity review. We believe, to the best of our knowledge, our business operations do not violate any of the applicable PRC laws and regulations currently in force with respect to privacy and personal information protection in all material aspects except for the uncertainties as disclosed in this annual report. We have been and will continue taking reasonable measures to comply with such laws and regulations. However, since these laws and regulations in the PRC are relatively new, uncertainties still exist in relation to their interpretation and implementation. We cannot assure you that relevant regulatory authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, any change in these laws and regulations relating to privacy, data protection and information security and any enhanced governmental enforcement action of such laws and regulations could greatly increase our cost in providing our solutions and services, limit their use or adoption or require certain changes to be made to our operations. While we enhance our compliance with these new laws and regulations described above, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to, among others, suspension of services, fines, revocation of relevant business permits or business licenses, and other government penalties, which may materially and adversely affect our business, financial condition, and results of operations.

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

Regulations that apply to us in the PRC

The PRC Cybersecurity Law, which took effect in June 2017 and was last amended in October 2025 with such amendments effective in January 2026, created China’s first national-level data protection regime for “network operators,” which may include all organizations within the territory of the PRC that provide services over the internet or other information network. Specifically, the Cybersecurity Law provides that China adopts a multi-level protection scheme, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense in the technology industry, especially for engineers with high levels of experience in artificial intelligence and designing and developing autonomous driving related algorithms. We have experienced, and expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our autonomous driving solutions in a timely manner and our business and future growth prospects could be adversely affected.

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

We must maintain and enhance our brand identity and increase market awareness of our autonomous driving technology and solutions. The successful promotion of our brand will depend on our efforts to achieve widespread acceptance of our technology and solutions, attract and retain customers and our ability to maintain our current market leadership and successfully differentiate our technology and solutions from competitors. These efforts require substantial expenditures, and we anticipate that they will increase as our market becomes more competitive and as we expand into new markets. These investments in brand promotion and thought leadership may not yield increased revenue. To the extent they do, the resulting revenue still may not be enough to offset the increased expenses we incur. Our brand value also depends on our ability to provide secure and trustworthy solutions as well as our ability to protect and use our customers’, partners’ and users’ data in a manner that meets their expectations. Damage to our reputation and loss of brand equity may reduce demand for our solutions and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of the brands and could also reduce the trading price of the ADSs and our Class A ordinary shares.

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

We enjoyed preferential tax treatment under relevant preferential tax policies historically. In particular, some of our PRC entities in Beijing, Guangzhou, Shenzhen, Shanghai and Jiangsu province had been recognized as the “High and New Tech Enterprise.” According to the tax incentives of the EIT Law for “High and New Tech Enterprise,” these companies are subject to a reduced EIT rate of 15% for three years commencing from the year these companies are recognized as “High and New Tech Enterprise.” Such preferential tax treatments are subject to change and termination. Government agencies may decide to reduce, eliminate or cancel our tax preferences at any time. Therefore, we cannot assure you of the continued availability of such tax preferences as we currently enjoy. The discontinuation, reduction or delay of the preferential tax treatment could adversely affect our financial condition and results of operations.

We also received government grants, which may not be recurring. For the years ended December 31, 2023, 2024 and 2025, US$7.1 million, US$6.5 million and US$7.6 million were received and recognized as other income, net in the consolidated statements of operations and comprehensive loss, respectively. These government grants historically received were awarded by local governments in China in Renminbi, primarily in recognition of our contributions to technological advancement and local economic development. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature. Consequently, there is no guarantee that we will continue receiving or benefiting from them in the future and it is also challenging for us to predict the amounts of future grants. In some cases, we are required to satisfy certain conditions or contractual obligations before receiving government grants. However, there can be no assurance that we will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants, or require us to repay part or all of the government grants we previously received. Any reduction, cancellation, or repayment resulting from our failure to perform such obligations could adversely affect our business, financial condition and results of operations.

We have granted and may continue to grant share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have adopted a share option scheme in November 2016 (the “2016 Share Plan,” as amended in 2019 and 2020). We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of operations and comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2016 Share Plan (as amended) is 58,427,257. As of December 31, 2025, a total of 1,621,005 share options and 8,159,605 restricted share units had been granted and are outstanding under such plan. Upon the completion of our initial public offering in November 2024, we immediately recognized share-based compensation expenses of US$120.7 million with respect to the options and restricted share units vested cumulatively. For the years ended December 31, 2023, 2024 and 2025, we recorded US$3.8 million, US$127.0 million and US$30.8 million in share-based compensation expenses, respectively. Total unrecognized shared-based payments relating to these unvested options and restricted share units are nil and US$67.9 million, respectively, as of December 31, 2025. On April 2, 2026, we adopted a new employee equity incentive scheme (the “2026 Share Scheme”). For more information on our share incentive plans, see “Item 6. Directors, Senior Management and Employees—6.B Compensation—Equity Incentive Plan.”

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

We are exposed to risks in connection with the fair value change of our long-term and short-term investments and related valuation uncertainty.

Fluctuation of the fair value of our long-term and short-term investments may affect our results of operation. Our long-term investments consist primarily of our investments in marketable debt securities, debt investment in investee’s preferred shares, term deposits and certificate of deposits, and equity investments in certain private companies and convertible bonds. Our short-term investments represent purchased short-term investments by the Company from financial institutions for idle funds management purpose, including term deposits and marketable debt securities. As of December 31, 2023, 2024 and 2025, our long-term investments amounted to US$51.7 million, US$130.8 million and US$454.9 million, respectively, and our short-term investments amounted to US$163.6 million, US$209.0 million and US$872.2 million, respectively.

We are exposed to credit risk in relation to our short-term investments and liquidity risk in relation certain investments, which may adversely affect the net changes in their fair value. Factors beyond our control can significantly influence and cause adverse changes to the estimates and thereby affect the fair value. These factors include, but are not limited to, general economic conditions, market conditions and regulatory environment. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. The valuations of our investments require the use of certain judgments and estimates and any change in the estimates and assumptions may lead to a change in the fair value of our investments, which in turn could negatively affect our financial condition and results of operations.

We face certain risks relating to our leased properties.

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. As of December 31, 2025, nine of our lease agreements for our leased properties in China had not been registered with the relevant PRC regulatory authorities.

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

In addition, any defects in lessors’ title to our leased properties may negatively impact our use. As of December 31, 2025, for three leased properties mainly used for the research, testing and maintenance of autonomous vehicles with an aggregate floor area of approximately 27,512 square meters, the lessors had not provided us with documentation evidencing their title to the relevant leased properties. Additionally, as of December 31, 2025, two leased properties mainly used for office and research and development with an aggregate floor area of approximately 3,500 square meters were mortgaged by the owners before we entered into the lease agreements, and our leases with respect to these properties may not prevail against the pre-registered mortgage right.

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

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

As we are a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The market for automotive industry in China is affected by general business and economic conditions, the global semi-conductor chip shortage, and inflationary pressures. Volatility caused by, among other events, the global semi-conductor chip shortage, and inflationary pressures has resulted in, or may result in, reduced demand for autonomous driving technology. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict user demand or adoption rates for our technology and service offerings, or the future growth of the markets in which we operate. In addition, global inflation, related to the disruptions in global demand, supply, geopolitical events, logistics and labor markets, has increased and may continue to exert pressure on our business and the broader automotive industry.

The demand for and adoption of our technology and service offerings are typically discretionary for our customers, and may continue to be, affected by negative trends in the economy and other factors, including the degree of utilization achieved by our autonomous driving technology, the timing and breadth of our technology’s operational areas, consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Fears of recession, stock market volatility, inflationary pressures, inflation and regulations may decrease consumer demand, which could adversely affect the market for vehicles and in turn reduce our revenue. Furthermore, geopolitical conflicts, such as the conflict in Ukraine and the imposition of broad economic sanctions on Russia as well as the recent tensions in the Middle East, could raise energy prices and disrupt global markets, which could affect automotive ecosystem. In addition, automotive production and sales can be affected by our automotive OEMs’ ability to continue operating in response to challenging economic conditions, labor relations issues, regulatory requirements, trade agreements and other factors; in particular, trade tensions between China and the EU and China and the United States appear to have increased risk of higher tariffs and other restrictions related to those markets. Recently, the United States has proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has proposed to increase the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten. On April 11, 2025, China has responded by hiking its levies on U.S. imports to 125%. On August 12, 2025, the US-China tariff truce got extended for another 90 days until November 10, 2025. The United States announced on October 10, 2025 that it intends to impose an additional 100% tariff on Chinese origin products effective November 1, 2025. On October 20, 2025, the U.S. President threatened that the United States may impose additional tariffs of up to 155% on goods imported from China starting November 1, 2025, if no trade agreement is reached between the two countries before November 1, 2025. Against this backdrop, China has, in addition to the retaliatory tariffs noted above, also implemented, and may further implement countermeasures. Historically, tariffs have led to increased trade and political tensions, between the United States and China, as well as between the United States and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities in the United States. Although cross-border trade is not our principal business, any such geopolitical developments could materially and adversely affect our overall financial performance and prices of our Shares. The volume of automotive production in China and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our technology and service offerings. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

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

The PRC regulatory authorities have significant oversight over our business and may influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects, as well as the value of the ADSs and/or Class A ordinary shares.

We could be negatively impacted by possible changes to the U.S. government’s new China-focused Outbound Investment Program; these developments may adversely affect our business, financial condition, results of operations, and the value of the ADSs.

On August 9, 2023, the Biden administration published an executive order and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, Treasury issued a proposed rule on outbound U.S. investments involving China that is generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a final rule to implement the executive order of August 9, 2023 (the “Final Rules”). The Final Rule took effect on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently China, including the SAR regions of Hong Kong and Macau. The OIP imposes investment prohibitions and notification requirements on U.S. persons (which are broadly defined under the Final Rule, including, among others, U.S.-incorporated entities, U.S. citizens and permanent residents wherever located, branches of U.S. entities outside the United States, and any person in the United States) in a range of investments in companies engaged in, or having significant financial ties to companies engaged in, certain activities relating to three technology sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Under the OIP, “Covered Foreign Persons” include, but are not limited to, (i) companies that are engaged in one of these three technology sectors and that are headquartered, incorporated in, or have their principal place of business in a “country of concern,” (ii) companies that are engaged in one of these three technology sectors and that are directly or indirectly owned by the government of a “country of concern” or by certain individuals or entities associated with a “country of concern,” and (iii) companies with significant financial ties to companies described in (i) or (ii). Investments by U.S. persons subject to the OIP, which are defined as “covered transactions,” include certain transactions involving “Covered Foreign Persons,” including certain acquisitions of equity interests and contingent equity interests, debt financing, joint ventures, and investments as a limited partner in a non-U.S. person pooled investment fund. The OIP requires parent U.S. person-entities of non-U.S. entities to “take all reasonable steps to prohibit and prevent any transaction by” their non-U.S. entities that would be a prohibited transaction if engaged in by a U.S. person. The OIP’s notification requirements also apply to U.S. person-entities that are the parents of non-U.S. entities that enter into transactions that would be notifiable transactions if entered into by a U.S. person. The OIP prohibits U.S. persons from knowingly directing a non-U.S. person from entering into a transaction that would be prohibited if entered into by a U.S. person. The OIP includes some exceptions, which, if applicable, exclude a transaction that would otherwise be either a prohibited transaction or a notifiable transaction if engaged in by a U.S. person is not considered a prohibited transaction or a notifiable transaction from these provisions of the Final Rule. These exceptions include one applicable to certain U.S. person investments in publicly traded securities that are traded on a national stock exchange (such as our currently outstanding ADSs that are traded on the Nasdaq) (the “Publicly Traded Securities Exception”). The OIP is aimed, in part, at exerting greater U.S. government oversight over certain U.S. direct and indirect investments involving China in the identified technology sectors, and it may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers, including us.

We are likely to be deemed a Covered Foreign Person engaged in activities described in the definition of “Notifiable Transaction” under the OIP. Specifically, (i) we are likely to be deemed to be a “Covered Foreign Person” that develops “AI systems” (as defined in the OIP) intended to be used for the control of robotic systems and (ii) neither we nor our subsidiaries (A) are engaged in activities described in the definition of “Prohibited Transaction” under the OIP (e.g., AI systems designed to be exclusively used for, or intended to be used for, any military end use) or (B) are identified on certain U.S. restricted parties lists (e.g., the U.S. Department of Commerce’s Entity List or Treasury’s Office of Foreign Asset Control’s Specially Designated Nationals and Blocked Persons List) or satisfy certain definitions under the Export Administration Regulations identified in the definition of “Prohibited Transaction” under the OIP (e.g., the definition of “Military Intelligence End-User” specified at 15 C.F.R. § 744.22(f)(2)). Certain U.S. person transactions with Covered Foreign Persons that meet the criteria described in the preceding sentence are covered by the OIP’s U.S. person notification requirements unless an exception is available. U.S. persons’ or their non-U.S. person subsidiaries’ purchase of certain publicly traded securities (such as the Company’s currently outstanding ADSs that already are traded on the Nasdaq) may be eligible for the Publicly Traded Securities Exception (provided such U.S. persons or their non-U.S. person subsidiaries are not afforded rights beyond standard minority shareholder protections with respect to the Company).

Failing to comply with the OIP notification requirements or failing to provide accurate and complete information in a filing under the OIP may subject the relevant U.S. persons to civil penalties including fines of up to the greater of two times the transaction value or US$377,700 (as such amount may be adjusted for inflation), and — for willful violations — criminal penalties of fines of up to US$1 million and imprisonment of up to 20 years.

No publicly available precedent exists for application of the OIP regulations by Treasury or any court or other regulatory, judicial or other legal authority to specific transactions. In addition, the OIP may be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to notifiable or prohibited transactions or the scope and availability of exceptions to the OIP’s prohibitions or notification requirements. Specifically, on January 20, 2025, the U.S. government issued a national security presidential memorandum, entitled “America First Trade Policy”, which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the OIP to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing the OIP “should be modified or rescinded and replaced.” In addition, on February 21, 2025, the U.S. government issued a national security presidential memorandum entitled “America First Investment Policy” which, among other things, states that the U.S. government will consider possible application of the OIP to a wider range of technology sectors, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC’s national Military-Civil Fusion strategy” and application of restrictions to a wider range of investments, including publicly traded securities. On April 3, 2025, the Trump Administration stated that it plans to evaluate whether the scope of outbound investment restrictions should be expanded “to be responsive to developments in technology and the strategies of countries of concern.” Possible changes to the OIP could limit or, in the worst-case scenario, eliminate our ability to raise capital or contingent equity capital (such as convertible bonds) from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. In addition, changes to the Publicly Traded Securities Exception or other aspects of the OIP could prohibit the purchase or trading of our Shares and ADSs by U.S. persons, impose new notification or other regulatory requirements, or make our Class A ordinary shares and the ADSs less attractive to such investors. In such cases, the value of our Class A ordinary shares and the ADSs may significantly decline, or in extreme cases, become worthless, and our liquidity may be materially and adversely affected.

Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

We have operations in both China and the United States. Although most of our customers and suppliers are located in China, our current and future customers in China may sell or plan to sell their products outside of China. Therefore, government regulations and policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our solutions, impact the competitive position of our solutions, prevent us from offering solutions in certain countries, limit our customers’ ability to sell their products abroad, or disrupt our research and development activities. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as that between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia as well as the recent conflicts in the Middle East. In October 2022, the U.S. Department of Commerce published an interim final rule that introduced novel restrictions related to semiconductors, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These rules were made more restrictive in October 2023 and additional rules were proposed in January 2025. These sanctions and export controls could adversely affect us and/or our supply chain, business partners, or customers.

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

On February 21, 2025, U.S. President Trump issued the America First Investment Policy Memorandum, which included plans to broaden the jurisdiction and significantly revise the operations of Committee on Foreign Investment in the United States (“CFIUS”) the organization that regulates foreign investments in the United States, with a focus on what it characterized as the “new and evolving threats” associated with foreign investment, with a particular focus on China. The memorandum directs the implementation of new rules that will prohibit Chinese-affiliated purchasers from purchasing “critical American business and assets” and permit only investments that “serve American interests,” and announces that “mitigation agreements,” which are used to narrowly address national security concerns in some investments, will no longer but used. The memorandum also directs a further review of the U.S.’s OIP. If implemented, the measures discussed in the memorandum could substantially restrict both outbound U.S. investment in China, as well as Chinese investment in the United States. These measures follow previously announced steps to use the CFIUS process to restrict investment, including the November 19, 2018 publication by the U.S. Department of Commerce of an Advanced Notice of Proposed Rulemaking seeking public comment on the definition of, and criteria for, identifying “emerging technologies” that might warrant additional export controls. The impact of being controlled as “emerging and foundational technologies” includes mandatory review by CFIUS in connection with future foreign investments in our shares. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.” Any restrictions implemented by CFIUS, or the threat of any such action, may adversely impact investors’ ability to invest in our shares, and the overall market for the ADSs.

On January 14, 2025, the U.S. Department of Commerce published a final rule to addressing perceived U.S. national security risks associated with connected vehicle technologies, which establishes comprehensive prohibitions targeting specific hardware and software integral to vehicle connectivity systems, or VCS, and automated driving systems. These prohibitions are designed to mitigate the perceived national security risks associated with entities owned by, controlled by, or subject to the jurisdiction or direction of China or Russia. As of the date of this annual report, our U.S. operations focuses on research and development activities, and we do not operate any fleet of autonomous vehicles in the United States. We may either modify or, alternatively, discontinue or otherwise dispose of our U.S.-based R&D in the event of any further regulatory restrictions imposed under these rules or other laws and regulations. With respect to imports and sales, our limited U.S. revenues were primarily derived from the licensing and applications business, which did not involve sales of any connected and autonomous vehicles that were equipped with Chinese software or hardware subject to the final rule. If any other new and more stringent regulations were enacted, we may be subject to limitations, restrictions and/or prohibitions on the application or development of autonomous driving technology, including the possibility that we could be required to terminate some or all of our U.S. operations.

Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. For example, while we are not currently affected by the Entity List or other U.S. export control laws or regulations in any material respect, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our suppliers or customers. As a result, our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading and listing of Chinese securities. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities between the United States and China, which would have a material adverse effect on global economic conditions and the stability of global financial markets as well as our and our customers’ business, prospects, financial condition, and results of operations, and could cause investors to be unwilling to hold or buy the ADSs and/or our Class A ordinary shares and consequently cause the trading price of the ADSs and/or our Class A ordinary shares to decline.

We are subject to U.S. export controls that could restrict our ability to transfer certain products and technologies, and increasingly restrictive controls toward China’s artificial intelligence industry could limit our ability to obtain advanced semiconductors and other technology needed for product development.

Certain of our products and technologies may be subject to U.S. Export Administration Regulations, or the EAR, which are administered by U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”) in certain situations. As of the date of this annual report, those products and technologies that may be subject to the EAR will be designated as “EAR99” or “5A992.c,” which are generally the lowest level of EAR controls and prohibits us from exporting, reexporting or transferring these products and technologies to certain persons, including those on the BIS’s “Entity List,” or to certain territories (such as Russia, Belarus, Iran, North Korea, Cuba and Syria), or persons subject to sanctions, or for any prohibited end-use without a license. While we believe that currently applicable designations and controls of our products and technologies under the EAR do not impose material limitations on our operations, BIS could apply more restrictive designations or controls to our current or future product and technologies or prohibit additional parties from receiving products or technologies that are subject to the EAR. These or similar developments could materially restrict or prohibit our ability to export, reexport or transfer our products and technologies subject to the EAR, including to potential customers in the future, which could materially and adversely affect our business plans and prospects. In light of recent changes in the U.S. government’s approach to export controls to China, we cannot assure that these changes will not occur. Furthermore, U.S. export control regulations are complex, and if we were to fail to comply with U.S. export control laws and regulations or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration of our employees and managers for willful violations and the possible loss of our U.S. export or import privileges. Any failure to comply with such laws and regulations could have negative consequences for us, including government investigations and penalties.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or subscription of new shares issued by PRC domestic company using the equity of offshore special purpose vehicles or using its new shares as consideration, to obtain approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for our future issuance of securities overseas would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

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

In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective from March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, which both have just been released recently, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Where any entity or individual fails to fulfill the confidentiality obligations under the relevant PRC laws during the overseas issuance and listing of PRC-based companies, such entity or individual may be subject to legal sanctions, such as warnings, fines, and criminal liabilities. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on M&A Rules and Overseas Listings.”

Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we or our shareholders obtain their approvals or accomplish the required filing or other regulatory procedures for our future financing activities or any subsequent change in shareholding structure, we and our shareholders may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, completion of our future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC regulatory authority changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (the “IMF”) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC regulatory authority may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the RMB against the U.S. dollar was approximately 2% and 1% for the years ended December 31, 2023 and 2024, and turned to appreciation of approximately 2% for the year ended December 31, 2025. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Global Offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises (the “SAFE Circular 19”) effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account (the “SAFE Circular 16”) effective on June 9, 2016, allows foreign-invested enterprises (the “FIEs”) to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under its business scope. As a result, SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and the concurrent private placements and proceeds from issuance of Class A ordinary shares upon the completion of our Listing, to our PRC entities, which may adversely affect our liquidity and our ability to fund and expand our business in China. Even though the Notice on Further Promoting Cross-border Trade and Investment Facilitation, issued by the SAFE on October 23, 2019, allows all FIEs (including those without an investment business scope) to utilize and convert their foreign exchange capital for making equity investment in China if certain requirements prescribed therein are satisfied, and the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, further allows to make domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts, since these are relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely, without the approval of the Chinese authorities. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. As a result, investors were deprived of the benefits of such PCAOB inspections.

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

Shareholder claims or regulatory investigations common in the United States are generally challenging to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing the information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, and the PCAOB has announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in China in 2022 under the China-U.S. audit oversight cooperation (the “China-U.S. Audit Oversight Cooperation”), and such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of sophisticated practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While the detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China as well as the uncertainty of the enforcement of China-U.S. Audit Oversight Cooperation, may further increase difficulties faced by you in protecting your interests.

Risks Related to Our Former VIE Structure

If the PRC regulatory authority determines that the prior contractual arrangements constituting part of the former VIE structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs and our Class A ordinary shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs during the period when the VIE structure existed.

Pony AI Inc. is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through certain contractual arrangements with the former VIEs. These contractual arrangements entered into with the former VIEs allowed Pony AI Inc. to (i) have the power to direct the operation and activities of the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law. These contractual arrangements included the exclusive business cooperation agreements, share pledge agreements, exclusive option agreements, powers of attorney and spousal consents, as the case may be. As a result of these contractual arrangements, for accounting purposes, Pony AI Inc. exerted effective control over, and was considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under U.S. GAAP for the year ended December 31, 2023. See “Item 4. Information on the Company - 4.A. History and Development of the Company” for further details.

We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. Nevertheless, there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC regulatory authority, which may retroactively affect the enforceability or legality of our former contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods when the VIE structure existed. If the PRC regulatory authority finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our former contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the year ended December 31, 2023 included in this annual report. As a result, the ADSs and our Class A ordinary shares may decline in value or become worthless.

All the agreements under our contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

All the agreements under our prior contractual arrangements were governed by PRC law and provided for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There remain uncertainties under PRC laws and regulations with respect to the enforceability of our prior contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE structure should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that any dispute arises with respect to our prior contractual arrangements in which we lose, our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the year ended December 31, 2023 included in this annual report. Consequently, the ADSs and our Class A ordinary shares may decline in value or become worthless.

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

Risks Related to the ADSs and Our Ordinary Shares

The trading price of the ADSs and Class A ordinary shares has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs and our Class A ordinary shares has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs and our Class A ordinary shares, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs and our Class A ordinary shares may be highly volatile for factors specific to our own operations, including but not limited to the following:

•	macro-economic factors in China;
•	political or trade tensions between the United States and China;
•	variations in our revenues, earnings and cash flows;
•	announcements of new investments, acquisitions or joint ventures by our competitors or us;
•	announcements of new offerings, solutions and expansions by our competitors or us;
•	changes in financial estimates by securities analysts;
•	detrimental adverse publicity about us, our services, our directors, management or employees, or our industry in general;
•	announcements of new regulations, rules or policies relevant to our business;
•	additions or departures of key personnel;
•	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•	our major shareholders’ business performance and reputation;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs and our Class A ordinary shares will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs and our Class A ordinary shares, the market price for the ADSs and our Class A ordinary shares and trading volume could decline.

The trading markets for the ADSs and our Class A ordinary shares depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades the ADSs and our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the ADSs and our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs and our Class A ordinary shares to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the ADSs and our Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure. As a result of our dual-class share structure and the concentration of ownership, certain holders may have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs and our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the ADSs and our Class A ordinary shares may view as beneficial.

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

Techniques employed by short sellers may drive down the market price of the ADSs and our Class A ordinary shares.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs and our Class A ordinary shares could be greatly reduced or even rendered worthless.

The sale or availability for sale of substantial amounts of the ADSs or our Class A ordinary shares in the public market following the Global Offering could adversely affect the market price of the ADSs or our Class A ordinary shares.

Sales of substantial amounts of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”) and Shares held by our existing Shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, including those entered into in connection with the Global Offering. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs or our Class A ordinary shares. In addition, certain holders of our Class A ordinary shares are and may in the future be entitled to certain registration rights. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADS in the public market, or the perception that such sales could occur, could cause the price of the ADSs to decline.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that: (i) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (ii) does not require each member of our compensation committee and nomination committee to be an independent director, (iii) does not require that director nominees be either selected or recommended by independent directors, (iv) does not necessarily require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, and (v) does not require us to seek shareholders’ approval for amending our adopted share incentive plans, expect for amendment that require shareholders’ approval under the Hong Kong Listing Rules. As a result of our reliance on the “foreign private issuer” exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. For more information on the specific home country corporate governance practices we follow, please see “Item 16G. Corporate Governance.”

We are a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because Dr. Jun Peng, our Chief Executive Officer and director, owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nomination committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our authorized and issued share capital are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the events as specified in our currently effective memorandum and articles of association.

As of March 31, 2026, our directors and officers collectively owned an aggregate of approximately 70.0% of the total voting power of our issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

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

We believe we are currently a controlled foreign corporation for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to certain U.S. investors that own the ADSs or Class A ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”

Certain direct or indirect “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “net CFC tested income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We believe that we and most of our subsidiaries are currently CFCs and may continue to be CFCs in the future. Investors that are, or may be or become, Ten Percent Shareholders should consult their tax advisers with respect to the potential adverse tax consequences of owning our ADSs or Class A ordinary shares.

There is a substantial risk that we were be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2025, and that we will be a PFIC for our current and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the active conduct of a business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a CFC that is not publicly traded, the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and most of our subsidiaries are expected to be CFCs. Accordingly, for purposes of the PFIC rules Pony AI Inc.’s own assets will be measured based on their market value, but the assets of Pony AI Inc.’s subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether Pony AI Inc. is a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc., and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we were a PFIC for our taxable year ended December 31, 2025 and whether we will be a PFIC for our current taxable year or any future taxable year. If the value of our goodwill and other intangible assets (determined, in large part, by reference to our market capitalization) were allocable in its entirety to Pony AI Inc., we believe we would not be treated as a PFIC for 2025, but as described above there is substantial uncertainty in this respect. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined in whole or in part by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been and may continue to be volatile. Therefore, because we hold a substantial amount of cash, there is a significant risk that we will be a PFIC for the current or future any taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization remains volatile or declines. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.

In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income (as determined for U.S. federal income tax purposes) for such taxable year.

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

We have incurred increased costs and become subject to additional rules and regulations as a result of being a public company.

We are a public company and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

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

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our tenth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our tenth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADS for the purpose of withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

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

We may declare dividends subject to relevant laws of the Cayman Islands and our tenth amended and restated memorandum and articles of association, but no dividend may be declared in excess of the amount recommended by our board of directors. Our tenth amended and restated memorandum and articles of association provide that no dividend or other distribution shall be paid except out of the realized or unrealized profits of our company, out of the share premium account of our company or as otherwise permitted by relevant laws of the Cayman Islands. As a holding company incorporated under the laws of the Cayman Islands, the financial position of accumulated deficit does not prohibit our company from declaring and paying dividends to our shareholders. Dividends may still be declared and paid out of the share premium account notwithstanding the profitability, provided that our tenth amended and restated memorandum and articles of association do not prohibit such payment and our company is able to pay its debts as they fall due in the ordinary course of business immediately after such payment. The declaration of dividends is subject to the discretion of our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flows, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

Our currently effective amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, subject to certain limitations and conditions, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our currently effective amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 10 votes in respect of almost all matters subject to a shareholders’ vote.

Economic substance legislation of the Cayman Islands may impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, as the legislation remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Risks Related to the Dual Listing

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

We are subject to the Hong Kong Stock Exchange and the Nasdaq listing and regulatory requirements concurrently. The Nasdaq and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of our Class A ordinary shares due to circumstances peculiar to its home capital market could materially and adversely affect the price of the ADSs.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of the ADSs following our initial public offering in Hong Kong and listing of our Class A ordinary shares on the Stock Exchange.

In connection with our initial public offering of Class A ordinary shares in Hong Kong, or the Hong Kong Public Offering, in November 2025, we have established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange are registered on the Hong Kong share register, and the trading of these Shares on the Stock Exchange is subject to the Hong Kong stamp duty. To facilitate ADS-Class A ordinary shares conversion and trading between the Nasdaq and the Stock Exchange, we have moved and may move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register from time to time.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their shares, including shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying shares held on the Hong Kong share register that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of the ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or the ADSs may be affected.

The deposit of our Class A ordinary shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Class A ordinary shares may adversely affect the liquidity or trading price of our securities.

The ADSs are currently traded on the Nasdaq. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancelation and withdrawal of our Class A ordinary shares, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq may be adversely affected.

The time required for the deposit of our Class A ordinary shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Class A ordinary shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and such actions may involve costs.

There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which the ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares for delivery of the ADSs or the surrender of ADSs for cancelation and withdrawal of our Class A ordinary shares. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Class A ordinary shares for delivery of ADSs or surrender of ADSs for cancelation and withdrawal of our Class A ordinary shares will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who deposit Class A ordinary shares for delivery of ADSs or surrender ADSs for cancelation and withdrawal of our Class A ordinary shares may not achieve the level of economic return they may anticipate.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

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

In September 2024, PONY.AI EUROPE S.à r.l. was incorporated in Luxembourg. PONY.AI EUROPE S.à r.l. is currently a wholly-owned subsidiary of Pony AI Inc.

In April 2025, Pony AI – FZCO was incorporated in the United Arab Emirates. Pony AI – FZCO is currently a wholly-owned subsidiary of Hongkong Pony AI.

In May 2025, Company Pony AI was incorporated in Saudi Arabia. Company Pony AI is currently a wholly-owned subsidiary of Hongkong Pony AI.

In November, 2025, PONY.AI 株式会社 was incorporated in Japan. PONY.AI 株式会社 is currently a wholly-owned subsidiary of Pony AI Inc.

On November 6, 2025, Hong Kong time, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2026.” We raised from our global offering in connection with the listing in Hong Kong approximately HK$6,454.4 million in net proceeds after deducting underwriting commissions, fees and the offering expenses.

In February 2026, Shanghai (HX) Pony AI Technology Co., Ltd. was incorporated in the PRC, which is a wholly-owned subsidiary of Hongkong Pony AI.

In March 2026, Zhejiang (YX) Pony AI Technology Co., Ltd. and Hunan (YX) Pony AI Technology Co., Ltd. were incorporated in the PRC, each of which is a wholly-owned subsidiary of Hongkong Pony AI.

4.B. Business Overview

Our Company

Pony is a leader in achieving large-scale commercialization of autonomous mobility.

Starting from scratch and bringing our technology to people’s lives is by itself a testament to our commitment to autonomous mobility. Yet the progress we have made to date is what sets Pony apart from our peers:

•

We were among the first in China to secure licenses for fully driverless robotaxi operations across all four Tier-1 cities in China (namely Beijing, Shanghai, Guangzhou and Shenzhen). In addition, we are also the first company in China to receive regulatory approval for driverless robotruck platooning tests on cross-provincial highways.

•

As of March 31, 2026, we operated a fleet of over 1,400 robotaxis, which has accumulated over 65.0 million kilometers of autonomous driving mileage cumulatively. Following our recent expansion into Croatia, Hangzhou and Changsha in March 2026, we are on track to deploy over 3,000 Robotaxis in more than 20 cities globally by the end of 2026.

•

We have formed a joint venture with Toyota and GTMC to advance the mass production and large- scale deployment of fully driverless robotaxis in China under the joint deployment model. In addition, we have partnered with other leading OEMs, such as BAIC, GAC and SAIC, to leverage their mature supply chain and after-sales network and jointly deploy vehicles in the overseas markets.

•

Our Robotaxi business reached city-wide unit economics breakeven in Shenzhen in February 2026, following the same milestone achieved in Guangzhou in November 2025. In terms of scale, the number of total paid orders in Shenzhen from January to mid-February 2026 exceeded the aggregate number for the entire year of 2025. In addition, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394 in Shenzhen on March 22, 2026, with 25 orders per vehicle for the day.

Building upon our initial market success in China, Pony is steadfastly committed to providing this safe, sustainable, and accessible autonomous mobility on a global scale. To date, our presence has extended beyond China to encompass Europe, East Asia, the Middle East and other regions, paving the way for widespread accessibility to our advanced technology.

We have made substantial progress in advancing the commercialization of our robotaxi business, marked by the scaling of production and deployment of our Gen-7 robotaxi fleet, the expansion of fully driverless commercial operations and citywide coverage across major cities in China, and the advancement of our international expansion through strategic partnerships. Specifically:

•

In July 2025, we began mass production and road testing of multiple Gen-7 robotaxi models, representing a significant milestone in transitioning from pilot programs to scalable fleet deployment. In August 2025, we accelerated the production of our Gen-7 robotaxi vehicles, with initial batch production completed and large-scale manufacturing initiated with OEM partners. In October 2025, we reached a key milestone with the production of the 300th Gen-7 robotaxi (BAIC model), further scaling our manufacturing capabilities toward mass deployment. By March 2026, our Gen-7 robotaxi fleet continued to scale, supported by expanding deployment and improved operational efficiency, contributing to increased ride volumes and revenue generation.

•

In July 2025, we received a permit to provide fully driverless commercial robotaxi services in Shanghai’s Pudong New Area, making us among the first companies authorized to operate such services and further expanding our presence in Tier-one cities. In October 2025, we secured Shenzhen’s first citywide permit for fully driverless commercial robotaxi operations, enabling expansion from district-level operations to citywide deployment. In November 2025, we commenced fully driverless commercial operations across multiple Tier-one cities, including Guangzhou, Shenzhen and Beijing, further expanding service coverage and accelerating commercialization.

•

In May 2025, we announced a strategic partnership with Uber to deploy our robotaxis onto the Uber platform, marking a key step toward integrating our autonomous mobility solutions into global ride-hailing ecosystems and expanding into international markets. In July 2025, we announced our robotaxi deployment plan in collaboration with the Roads and Transport Authority in Dubai, representing a key step toward entering the Middle East market. In September 2025, we expanded into additional international markets through partnerships with local operators, including Singapore and the Middle East, subject to applicable regulatory approvals.

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

•	Proprietary AV Software Stack

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

•	PonyWorld – the Path to Fully Driverless Level 4 Solutions

Driven by the vision to create the next-generation autonomous driving solutions that could outperform human drivers, we positioned ourselves at the forefront of the industry as a pioneer in implementing a world model methodology. Currently, most autonomous driving solutions rely on “learning by watching” human-driving data, which inherently limits their performance to optimize for safe, comfortable and efficient driving outcomes in fully driverless Level 4 operations. For Level 4 autonomous driving, we believe the object is not merely to mimic human driving behavior, but to drive well — safely, comfortably, and efficiently. World model is a “coaching” methodology for training Level 4 autonomous driving systems by enabling the Level 4 autonomous driving systems to “learn by practicing” in AI-generated scenarios. World model is not merely an algorithm or a standalone system; instead, it “teaches” Level 4 autonomous driving systems how to handle diverse and intricate driving conditions. Driven by the innovativeness of world model methodology, we have developed PonyWorld, which utilizes the latest technology and advanced theories (including reinforcement learning (RL), imitation learning (IL), stable diffusion and LLMs) to create a high-fidelity environment that precisely replicates real-world conditions in both visual detail and dynamic response. PonyWorld consists of three key components: the ability to generate realistic scenarios and sensor data, a high-fidelity simulation system, and a comprehensive set of evaluation metrics. Together, these elements allow PonyWorld to effectively “coach” our Level 4 autonomous driving system to handle real-world challenges.

In April 2026, we launched PonyWorld 2.0, the latest upgrade to our proprietary world model and a major advancement in the core training system behind our autonomous driving stack. PonyWorld 2.0’s most important advance is its ability to diagnose its own weaknesses and guide targeted improvement. The upgrade brings three core capabilities: self-diagnosis, targeted data collection in scenarios where the model still falls short, and more efficient training focused on the hardest cases. The launch comes as the autonomous driving industry enters a new commercial phase. The challenge is no longer just proving that driverless technology works. It is now about improving performance quickly and consistently enough to support broader deployment, stronger unit economics, and sustained technical leadership.

For a world model to function effectively in training a Level 4 autonomous driving system, we believe it needs to perform well in three respects. First, it should support a learning-based framework for defining desirable driving behavior, so that the system can optimize for safety, comfort and efficiency rather than merely imitate human driving patterns. Second, it should provide a high-fidelity representation of the physical world, accurately reflecting the kinematics of our vehicle and surrounding road users. Third, it should model how other traffic participants may react to the behavior of an AI driver in both routine and complex scenarios. We believe that only when these capabilities work together can a world model generate training outcomes that meaningfully improve the performance of our Level 4 autonomous driving system.

PonyWorld consists of a high-fidelity simulation system which leverages the latest technology to create a high-fidelity environment that precisely replicates a wide range of real-world traffic scenarios in both visual detail and dynamic response. Unlike conventional Level 4 autonomous driving systems that depend on human-driving data, our simulation system creates a high-fidelity simulation environment that automatically generates driving scenarios and corner cases for the Level 4 autonomous driving system to comprehend, adapt and make driving decisions. The simulated scenarios include interactions between pedestrians and other traffic participants, as well as factors such as weather conditions and road surface slipperiness. In a virtual environment created by PonyWorld, traffic participants are designed to mirror human driver behavior and interact with the Level 4 autonomous vehicles in a human-like manner, thereby simulating a driving scenario that is more representative of real-world traffic conditions. The interaction modelling is critical because surrounding traffic participants may respond differently to an AI driver than to a human driver. In addition, It empowers us to push the boundaries of system capabilities with exceptional accuracy, simulating critical scenarios such as a child suddenly appearing, an uncovered manhole, or falling debris from vehicles ahead. The engine provides a highly efficient and flexible virtual development and testing environment, significantly enhancing safety metrics while reducing both testing time and associated costs. By using PonyWorld to answer various what-if questions, the model is given the ability to repeatedly test and make mistakes in order to find the optimal strategy in reality, thereby ensuring the safety, efficiency, and comfort of the system. This is in contrast to validating various possibilities through road tests, since even extensive road testing may not cover all scenarios.

The reinforcement learning component then activates the Level 4 autonomous driving system to learn from these AI-generated driving environments and decision-making experiences to continuously refine its performance. We have also developed a comprehensive set of evaluation metrics to assess the performance of our Level 4 autonomous driving system in various simulated driving scenarios. By measuring the performance of the Level 4 autonomous driving system against these metrics, we could implement real-time improvements to enhance its Level 4 autonomous driving systems. World model also enhances reinforcement learning, interaction prompts and comprehensive metrics:

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

Our world model methodology has allowed our Level 4 autonomous driving system to become “smarter” with each training cycle, strengthening our established presence in the industry in terms of both technology development and commercialization. Since the implementation of world model methodology in 2020, we could train the Level 4 autonomous driving system using virtual data, thus breaking through the limitation of data quantity. Using PonyWorld to train our Level 4 autonomous driving system, it is estimated that over ten billion miles of simulated test data could be generated per week, which is at least 100,000 times more than the road test data generated prior to its implementation. Before the implementation of the world model, we could rely solely on real world road testing data to train our Level 4 autonomous driving system, amounting to several million kilometers per year max. The introduction of the world model enables the generation of virtual data, free from the physical constraints of traditional road testing. Consequently, the volume of data available for training our Level 4 autonomous driving system was estimated to grow exponentially. In addition, PonyWorld could generate scenarios for extreme weather conditions, accounting for the influence on sensor data and subsequent alterations in vehicle control. With the simulated scenarios generated by PonyWorld, it is expected that our Level 4 autonomous driving system could be trained in 95% of extreme weather conditions. PonyWorld could therefore facilitate training of Level 4 autonomous driving systems to navigate inclement weather safely and efficiently. We believe, the PonyWorld-trained Level 4 autonomous driving system is poised to surpass human drivers to make safer and more efficient driving decisions that significantly enhance passenger experience.

•	“E2E” — Closed-loop Evolution Driven by Advanced Technology

Our models are designed for interpretability and are powered by technology with outstanding generalization capabilities. This end-to-end approach has demonstrated safety performance that significantly exceeds that of human drivers, while also reducing the costs of scaling operations across new regions and cities. The traditional architecture is hierarchical and it involves step-by-step perception, prediction, and planning and control, which is popular among autonomous driving companies due to its ease of implementation. By embracing E2E technology, we have streamlined the system architecture of our Level 4 autonomous driving system while enhancing overall performance, delivering exceptional functionality in diverse and complex road conditions and extreme weathers such as storms. We believe that streamlining different modules enables the system to achieve more reliable, efficient and safer performance while minimizing lag and data loss.

Learnable Metric Space: The E2E system leverages a learnable metric space, integrated with a generative model, to simulate realistic behaviors of vehicles and other road agents that align with real-world scenarios. A key component of this system is its discriminator, which plays a vital role in closed-loop training by measuring loss and in closed-loop testing by evaluating performance metrics. By accurately modeling and analyzing these behaviors, we could ensure our Level 4 autonomous driving system is both realistic and highly effective across a wide range of driving conditions. As a result, the E2E system could reduce the reliance on maps, enabling robotaxi services to rapidly expand to more cities at a relatively low cost.

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

Self-Supervised Interpretation Model: Our self-supervised interpretation model utilizes data which lacks meaningful labels or tags and consists of easily accessible human-created samples (“unlabeled data”) to train the E2E model through advanced representation learning. This representation model significantly reduces the need for labeled data by enabling the system to interpret E2E inference results, such as perception outputs, prediction outcomes, specific decisions, and detailed scene descriptions. With the assistance of the model, the labeling efficiency was improved by three times. Human labeler could rely on the model to label data first and then only need to cross-check the model-labeled data. This approach ensures comprehensive interpretability, offering deeper insights into the Level 4 autonomous system’s functionality and decision-making processes.

Learnable Optimization Model: The learnable optimization model integrates model- based and optimization-based methods, combining the adaptability of data-driven approaches with the precision and controllability of optimization techniques. The model-based method utilizes both deep learning layers such as Convolutional Neural Networks (CNN) and Vision Transformers (ViTs), whereas the optimization-based methods adopt mathematical formula such as learnable Extended Kalman Filter (EKF) and Neural Ordinary Differential Equations (NODE). As a result, the system can learn the behavior of human drivers, while ensures that the output maneuver of Level 4 autonomous vehicle obeys physical laws for realistic results. For instance, the learnable EKF is specifically designed for end-to-end tracking, while the end-to-end planning models incorporate model-based cost functions alongside optimization-based solvers. This hybrid methodology ensures precision, adaptability, and efficiency, reinforcing the reliability of our Level 4 autonomous driving system.

In addition, compared to module-by-module systems, an E2E system possesses stronger modeling capabilities. With E2E system in place, the same level of manpower can yield better results. After introducing E2E, engineers could focus more on tasks such as data collection, filtering, and analysis, leveraging data to enhance the model’s performance for iteration. In contrast, before introducing E2E, engineers had to manually add rules, which required significant manpower for complex systems. As a result, the E2E system enables engineers to spend less time on manual tasks and focus more effectively on system upgrades, thereby accelerating iteration efficiency and reducing iteration costs.

•	“Perception and Prediction” — “Zero Critical Missing” Achieved Through Large Multimodal Models with Prompt Learning

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

•	“Planning and Control” — Ensuring Safety Through Game Theory and Learning-Based Planning

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

•	“Data & Infrastructure” — Foundation to Rapid Iteration, Scalable Deployment and Efficient Testing

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

•	“Tool Chains & Metrics System” — Advancing Autonomous Driving Through Rapid Iteration and Trackable Metrics

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

Sensors and hardware

According to Frost & Sullivan, we are the world’s first autonomous driving technology company to develop Level 4 autonomous vehicles with automotive-grade, factory-installed sensors and hardware (including LiDAR and computation platform) integrated, while our peers currently have not integrated automotive-grade components into their Level 4 autonomous vehicles. To commercialize and scale our Level 4 autonomous vehicle fleet, transitioning to more cost-efficient automotive-grade hardware was a necessary step. By adopting automotive-grade hardware, we have achieved significant cost reductions that support mass production, enhance the viability of our business model, and open up new commercial opportunities in the Level 4 autonomous vehicle market. We have established in-depth collaboration and mass production arrangements with multiple global and Chinese OEMs, while our peers have not had any mass production arrangements with global and Chinese OEMs, according to Frost & Sullivan. We employ a multi-sensor approach that incorporates LiDARs, high-resolution cameras as well as radars to accurately and precisely perceive and understand the environment surrounding our Level 4 autonomous vehicles. Our current Level 4 autonomous vehicle model is equipped with a robust sensor suite comprising nine LiDAR units, 14 high-resolution cameras, four millimeter-wave radars, four microphones, two wade sensors, and one collision sensor suite. This comprehensive sensor array enables 360-degree, blind-spot-free perception around the vehicle, with environmental detection capabilities extending up to 650 meters. Our upgraded sensor suite could enable navigation in urban and highway environments, as well as reliable operation in inclement weather conditions such as rain, snow, and fog, and corner cases such as sudden pedestrian appearances and yielding to emergency vehicles.

The following diagram illustrates our sensor designs on our 7th generation Level 4 autonomous vehicle model:

4D Imaging Radar x1
Range 350m
Corner Radar ×2
Range 100m
Long Range Radar ×1
Range 250m
5M_40D0_TL x1
Range 200m
8M_30D0 x1
Range 450m
8M_16D0 x1
Range 650m
8M_60D0 x1
Range 300m
8M_120D x4
Range 200m
8M_120D x2
Range 200m
Fisheye camera ×4
Range 30m
Long-range Lidar ×1
Range 500m
Blind-spot Lidar ×4
Range 30m
Mid-range Lidar ×4
Range 200m

●	LiDARs. LiDAR uses laser beams to accurately detect objects around our Level 4 autonomous vehicle, which allows high resolution range sensing in all lighting conditions. We deploy nine LiDARs on both the top and sides of our current Level 4 autonomous vehicle model, which can generate precise and real-time three-dimensional images of the surrounding, from cars to traffic lights to pedestrians, in a wide range of environments and under diverse lighting conditions day and night.

•

Cameras. By equipping our Level 4 autonomous vehicle with 14 high-resolution cameras at every angle, the vehicle is capable of maintaining a 360-degree view of its surrounding environment without major blind spots, thereby providing a broader picture of the traffic conditions around it. In our latest Virtual Driver, we install in-house designed cameras tailored specifically for our Level 4 autonomous vehicle fleet needs. For example, the customized automotive-grade cameras improved image quality significantly, enhancing sensor data input to ensure safety, reliability and optimal performance of our Level 4 autonomous driving solutions.

•

Radars. Radar emits radio waves that detect objects and gauge their distance and speed in relation to our vehicle in real time. As compared to LiDAR and camera, radar works best in inclement weather such as rain, snow and fog. Our Level 4 autonomous vehicle is equipped with four long range radars at the front, back and two corners of rear side, respectively. Our 4D radars featured increased sensing capabilities with detection range up to 300 meters, higher accuracy, improved object recognition, real-time adaptability and robustness.

•

GNSS / IMU. In addition to perception sensors, we also use two other types of sensors in our system, a high-accuracy global navigation satellite system (GNSS) and inertial measurement units (IMU). These sensors work together with our high-definition maps and localization module to ensure accurate positioning of our Level 4 autonomous vehicles.

By synchronizing inputs from the sensor suite, we effectively balance the inherent strengths and weaknesses of the different sensors, leading to improved precision in outlining the environment around the vehicle. In addition, we also integrate information from multiple sensors of the same object type to yield a more accurate and reliable representation of the surrounding environment by taking advantage of partially overlapping fields of view. Through the integration of our redundant sensor coverage and intelligent software modules, our Virtual Driver is able to sense the surrounding environment and objects at all times and in complex weather conditions, resulting in safer and more reliable Level 4 autonomous driving solutions.

Through years of dedicated research and practical application of sensor technology, combined with our in-depth industry insights, we have developed a highly comprehensive sensor evaluation and selection system. This system enables us to select the best sensors available in the market while offering valuable suggestions to our suppliers on how to improve their product design and quality for Level 4 autonomous driving applications. Furthermore, drawing on our unique insights into the specific demands of sensor design and functionality for Level 4 autonomous vehicles, we work closely with our suppliers to develop customized sensor products that are better suited for Level 4 autonomous driving scenarios. Via rigorous testing and design improvements, the hardware of our system has been customized to tackle challenging driving conditions. For instance, to enhance detection performance and accuracy, we have developed an advanced sensor cleaning solution, ensuring that vehicles can maintain real-time awareness of complex road conditions, meeting the demanding operational and safety requirements for robotaxi services to operate in both urban areas and highways during inclement weather conditions. This collaboration supports the continued optimization of our highly integrated AV software and hardware, ensuring that we provide our customers with the safest, most reliable and efficient Level 4 autonomous driving solutions. Built upon our extensive industry expertise and robust partnerships, we distinguish ourselves as the sole autonomous driving technology company that designs our Level 4 autonomous vehicles, integrating with auto-grade, factory-installed sensors and hardware, according to Frost & Sullivan.

Computation System

Our computation system is responsible for processing the data collected from the sensors and running our proprietary algorithms in real time to enable our vehicles to drive autonomously. In designing and configuring our computing system, we focus on performance, reliability and resource efficiency. Each piece of the computation system is validated by well-defined compliance tests. For example, our latest computing unit is built on NVIDIA DRIVE Orin, an automotive-grade processor purpose-built for Level 4 autonomous vehicles, for high performance and scalable compute.

Our in-house development of the autonomous driving computation unit (ADCU), a fully automotive-grade computing platform, has enabled us to define a computation architecture that is tailored specifically for Level 4 autonomous driving applications. We have customized the memory system, data pipeline, and time synchronization topology to ensure that all processor capabilities are utilized to their maximum potential. Furthermore, our in-house ADCU can be fine-tuned to balance performance and resource consumption, making it a more sustainable and cost-effective solution. Additionally, the ADCU can be more easily adapted and upgraded as new technologies become available, enabling greater flexibility and scalability. This transition from industrial-grade to automotive-grade computing platform allows us to deploy and scale safer, more efficient and cost-effective Level 4 autonomous vehicle fleets.

Vehicle Integration

Vigorous vehicle engineering brings together every piece of our Virtual Driver, from our robust AV software to the high-quality hardware sourced from our business partners. By integrating them on diverse vehicle platforms, we design our Level 4 autonomous vehicle, as a carrier of all, to offer the safest and smoothest passenger experience. We utilize an automated standard integration process to enhance vehicle consistency. Rigorous validation and testing at both component- and system-level, including mechanical shock, vibration, thermal chamber and waterproof tests, are conducted to ensure optimal performance, reliability, and stability. Together with our partners, we have established an integrated and streamlined assembly line, fully prepared for the mass production of vehicles incorporating our advanced Virtual Driver technology. This endeavor is bolstered by our utilization of our OEM partners’ industrialized designs, quality control and supply chain management process, yielding improvements in reliability, efficiency, and scalability.

Years of testing and design improvement with our OEM partners over the course of our six generations of Level 4 autonomous vehicle models underpin our confidence in our purpose-built Level 4 automation. With each new generation of our Level 4 autonomous vehicle model, we strive to deliver improved and more sophisticated hardware designs that better integrate with the vehicle platform, while also enhancing cost efficiency and adaptability. Our dedication to ongoing improvement means that each iteration of our vehicle represents the latest advancements in Level 4 autonomous driving technology, ensuring that we provide passengers with the safe and most advanced Level 4 autonomous driving experience possible. Our highly integrated Level 4 autonomous vehicles were designed to closely resemble mass-produced cars in terms of weight, power consumption, size, and other key aspects. Our 6th generation Level 4 autonomous vehicle model, developed in partnership with Toyota, has been deployed for public-facing robotaxi services since July 2023. In April 2025, we launched the 7th generation robotaxi, including three vehicle models co-developed through our strategic partnerships with Toyota (Toyota bZ-4X), BAIC (Alpha-T5) and GAC (AION V).

Our 7th generation Level 4 autonomous vehicle model features a redundant vehicle platform. With redundant sensors, computation systems, power, and actuators in our vehicle platforms, we can avoid single points of failure. For example, in our computation system, different processors cross-check and function as backup systems for each other, and certain algorithms running on the GPU can fall back to the CPU if an error occurs. Another example is that if the main power system fails, the backup power system will engage and ensure continuous power to the computation system, and thus the continued operation of our Virtual Driver as a whole.

We are currently co-developing 7th generation Level 4 autonomous vehicle models with BAIC, GAC, and SAIC Motor, in addition to our strategic collaboration with Toyota. Our 7th generation vehicle marks a critical step to advance the large-scale deployment of our fully driverless Level 4 robotaxis. Our 7th generation Level 4 autonomous vehicle models will feature multiple layers of redundancy in system design coupled with industry-leading remote assistance capabilities. We designed our 7th generation Level 4 autonomous vehicle to offer smoother passenger experience with enhanced HMI system and efficient trip plan.

Our approach to ensuring the reliable and safe operation of our Level 4 autonomous vehicle includes a three-layer system comprised of (i) normal operation mode, (ii) degraded safe mode, and (iii) minimal risk condition mode. The degraded mode and minimal risk condition mode operate on physically independent redundant platforms, which include redundant sensors and computations. In the event of faults occurring during normal operation, we detect these faults and transition the system to a degraded safe mode, allowing the vehicle to drive to a safe location. If critical faults occur that cannot be addressed by the degraded safe mode, the minimal risk condition mode will be triggered, allowing the vehicle to at least stop in its lane without collision.

Remote Assistance

We have a cost-effective and scalable remote assistance system (“RA system”) to ensure that our Level 4 autonomous vehicles can handle unexpected situations with ease. Unlike remote safety drivers who would assume control over the vehicle from time to time, our remote assistance operators only monitor and provide driving guidance to vehicles without any direct control over the vehicle. Our Virtual Driver handles all driving decisions autonomously, from perceiving surroundings to executing maneuvers such as acceleration, braking and lane changing. It operates safely and efficiently with minimal human intervention, primarily due to rigorous training on various scenarios and corner cases generated by PonyWorld. This reduced reliance on remote control over vehicles also reduces exposure to potential cyber intrusions, which greatly improves the overall safety of our Level 4 autonomous driving system.

Our remote assistance operators intervene only in extreme scenarios, such as temporary road closures or severe congestion, providing driving guidance to vehicles including rerouting or pulling over based on real-time data. Using multi-screen workstations, each remote assistance operator can oversee a fleet of Level 4 autonomous vehicles simultaneously, which significantly reduces labor and operational costs for our fleet management.

Automotive-Grade Mass Production with Cost Efficiency

Our Level 4 autonomous driving solution is fully prepared for mass production. While we do not have an in-house production function, we have established deep partnerships with several OEMs and manufacturing partners, who support our mass production efforts. We have developed our technology to ensure that all hardware complies with comprehensive automotive-grade standards, enabling scale up of production. One of the key advantages of our mass production capability is the significant reduction in costs, making our business model viable and unlocking new commercial opportunities in the Level 4 autonomous vehicle market.

Beyond Autonomous Driving: The Physical AI Engine

As PonyWorld continues to be refined by tens of millions of kilometers of real-world data, we are exploring its potential applicability beyond structured road environments. We believe the efficiency and targeted learning mechanisms underlying PonyWorld 2.0 are highly relevant not only for autonomous driving but also for broader, higher-complexity physical AI training. Ultimately, this foundational technology has the potential to support highly advanced automation in a variety of complex tasks outside of our core driving operations.

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

•	Robotaxi Services

We provide robotaxi services to drive passengers autonomously on a ride-hailing basis in vehicles integrated with our Virtual Driver. As of March 31, 2026, we operated a fleet of over 1,400 robotaxis, with over 65.0 million kilometers of autonomous driving mileage cumulatively.

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

The following are screenshots of our proprietary PonyPilot mobile app:

We are currently working with a growing number of leading TNCs in China to roll out our robotaxi services across their apps, increasing the visibility and accessibility of our services. Today, passengers can easily hail our robotaxis on our proprietary PonyPilot mobile app, WeChat mini program, Amap, WeChat mobility services platform, and Alipay mini program.

Commercialization Roadmaps

We launched our autonomous vehicle fleet on open roads with a safety driver in Guangzhou in February 2018, and have since then rapidly scaled our public-facing robotaxi operations in China. As of March 31, 2026, we operated a fleet of over 1,400 robotaxis. Our Robotaxi business reached city-wide unit economics breakeven in Shenzhen in February 2026, following the same milestone achieved in Guangzhou in November 2025. In terms of scale, the number of total paid orders in Shenzhen from January to mid-February 2026 exceeded the aggregate number for the entire year of 2025. In addition, the daily net revenue per Gen-7 vehicle on the record peak day reached an all-time high of RMB394 in Shenzhen on March 22, 2026, with 25 orders per vehicle for the day. Total users approached one million in China by late March 2026, nearly tripling year-on-year.

Obtaining a regulatory permit represents a critical milestone of an autonomous driving company’s technological and operational readiness towards commercialization. In China, local regulators have established rigorous, comprehensive criteria to ensure the safety and commercial viability of autonomous vehicles before granting permits for road testing and commercial operations. These criteria take into account a wide range of highly specialized and technical metrics and indicators, including the proportion of autonomous driving mileage, critical intervention and accident rate performances, simulation and other road testing results, the quality of safety drivers and remote control / assistance capabilities, contingency plans, and the number of passenger orders. By carefully evaluating these factors, regulators assess the technological and operational readiness of autonomous driving companies to safely and effectively operate vehicles on public roads. Therefore, the regulatory permit review and approval process serves as a critical safeguard to ensure that only the most advanced and reliable autonomous driving technologies are allowed to be tested and deployed on public roads. With all available regulatory permits essential for providing public-facing robotaxi services received in all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, we are the frontrunner in advancing commercialization of public-facing robotaxi services in China, according to Frost & Sullivan. The following diagram further illustrates the key progress we have made in obtaining major regulatory permits for providing public-facing robotaxi services in China as of December 31, 2025.

Note:

Information about issuance status of applicable regulatory permits in the table above is based on the publicly available information and our company’s best knowledge as of the date of this annual report. Under the current regulatory framework, each of the four Tier-1 cities in China issues two categories of robotaxi permits: one for robotaxis operating autonomously with a safety driver present, and another for fully driverless robotaxis. Within each category, there are three specific types of permits: testing permits, public-facing permits and fare-charging permits. Tier-1 cities usually grant robotaxi permits in stages, with each successive stage imposing stricter technical and operational requirements such as test mileage and disengagement rate. The initial permit is a testing permit which allows an autonomous driving technology company to test its autonomous vehicle within testing areas. Then the company could apply for public-facing permits that allow testing vehicles to carry passengers without charges in all open roads. When reaching the most advanced stage, an autonomous driving company could obtain a fare-charging permit which allows it to operate autonomous vehicles for commercial services (such as ride-hailing service).

We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China. In addition, we are the only autonomous driving technology company to secure all available regulatory permits essential for providing public-facing robotaxi services in all four Tier-1 cities in China, according to Frost & Sullivan. We believe this first-mover advantage for staying ahead in regulatory approval, combined with our robust technology and partnership with OEMs, has positioned us to commercialize public-facing robotaxi services at scale in China in the future. As of December 31, 2025, we had obtained all 24 categories of robotaxi permits available in Tier-1 cities in China.

We also have operations on a limited scale in the U.S., with employees mainly engaged in R&D. Furthermore, we are strategically pursuing expansion opportunities in other growing markets worldwide. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our technology. To date, our business footprint extends to Luxembourg, South Korea, Saudi Arabia, Singapore, Croatia and the United Arab Emirates.

As our robotaxi services continue to scale, we are well positioned to connect and empower different stakeholders along the value chain with diversified monetization models with OEMs, TNCs and fleet companies, as illustrated by our go-to-market strategies depicted in the diagram below:

For our robotaxi services, we operate our own Level 4 robotaxi fleet. We collaborate with OEM partners to co-develop vehicle designs that are engineered to accommodate and support Level 4 autonomous driving functionality. This partnership enables us to leverage OEMs’ expertise in vehicle engineering and mass production. We either procure robotaxis with our Virtual Driver system installed from OEMs or purchase vehicles from OEMs and install our Virtual Driver system afterwards, for deployment in our robotaxi fleets.

We reach passengers through two channels. First, we integrate our services with TNCs, utilizing their platforms and user interfaces. In this model, passenger fares are processed directly through the respective TNC platforms. Passengers make payments through the TNC platforms. TNCs collect and then transfer the fare to Pony when the ride is completed, and will deduct the customer acquisition fees afterwards. Additionally, passengers can access our robotaxi services directly through our PonyPilot app. In this channel, passenger fares are paid directly to us. Revenues are recognized over time as we provide the fare-charging services. In addition, we enter into technology licensing arrangements with strategic partners for our proprietary virtual driver systems. Revenues are recognized over time as we provide the licensing services.

The pricing of ride-hailing services is usage-based and calculated primarily based on trip mileage, with rates varying depending on route, traffic, and other dynamic factors. This go-to-market strategy is demonstrated by the following graphics.

We are developing a second business model for our Level 4 robotaxi ride-hailing service. While the core operations remain identical to the model discussed above, the key distinction lies in how the robotaxi fleet is managed. Instead of procuring robotaxis ourselves and operating and maintaining our own fleet, we will lease robotaxis from third-party fleet operators.

Under this upcoming model, third-party fleet operators will purchase robotaxis co- developed by Pony and OEMs and take responsibility for fleet maintenance. We then will lease the robotaxis from these operators, paying both leasing and maintenance fees. This approach shifts the majority of the capital expenditure associated with acquiring robotaxis, as well as ongoing fleet maintenance costs, to the third-party fleet operators. This business model is demonstrated by the following graphics.

In addition to Level 4 robotaxi ride-hailing services, we provide a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to OEMs and TNCs, enabling them to integrate our Level 4 autonomous driving technology with their vehicle models or establish their own robotaxi fleets with vehicles equipped with our Virtual Driver system. These engineering solution contracts typically involve a combination of software, system integration, hardware components, and related services. These contracts and pricings are customized based on each customer’s technical and operational requirements. We typically source hardware components directly from suppliers, either for product development or to fulfill service requirements requested by our customers. Revenue is generally recognized based on the progression schedule of collaboration projects. This process is illustrated in the following graphics.

●	OEMs. We believe OEMs will help us commercialize our robotaxi services at scale. We work with OEMs to co-develop and produce Level 4 autonomous vehicles across various vehicle platforms. We will deepen our collaboration with an increasing number of OEM partners to constantly upgrade and optimize our Level 4 autonomous vehicle models, delivering improved Level 4 autonomous driving experience to passengers. The Level 4 autonomous vehicles manufactured by our OEM partners will be then sold to comprise the fleets owned by ourselves or third-party fleet companies.

•

Self-owned fleets & joint deployment model. While we currently serve passengers entirely with our self-owned robotaxi fleets to directly engage with them, we expect the future robotaxi fleets to be largely owned by a growing network of third-party fleet companies funded by third-party fleet owners. Under this long-term operating model, we expect to generate revenues by operating robotaxi fleets for these fleet companies. In addition, we may also generate revenues by selling Level 4 autonomous vehicles co-developed with different OEM partners to them where our Virtual Driver system has been incorporated to OEMs’ vehicle models. Under this model, we could charge fleet companies licensing fees for the use of our Virtual Driver system. We anticipate this model to enable a potentially asset-light and high-margin revenue stream, while allowing us to continuously focus on technology innovations and scale more rapidly across our geographic markets. In April 2024, we reached a significant milestone in our commercialization roadmap by unveiling a joint venture with Toyota and GTMC. The joint venture is held by Guangzhou (HX) Pony as to 50.0% and Toyota and GTMC together as to 50.0%. Under the terms of the joint venture agreement, Toyota will supply the joint venture, acting as a fleet company, with Toyota-branded battery electric vehicles. These vehicles, furnished with Toyota’s Level 4 autonomous driving-compatible redundant systems our advanced Virtual Driver technology and, can be accessed through our PonyPilot mobile app. The ownership of the robotaxi fleet shall belong to the joint venture, and we shall pay fees to the JV under a leasing arrangement, which is determined based on, among others, the number of robotaxis to be leased by us and technology to be deployed on the leased robotaxis. Any intellectual property newly created or developed based on the pre-existing intellectual property owned by any party to the joint venture shall be deemed “Joint Intellectual Property” and shall be owned by the joint venture. The parties to the joint venture, along with their respective affiliates, shall have an equal and royalty-free right to use such Joint Intellectual Property. The profits shall be distributed in proportion to the actual capital contributions paid. In addition, backed by Toyota’s platform and manufacturing expertise, we are executing our joint deployment model. Gen-7 mass production has begun, and we have secured 1,000 bZ4X vehicles this year to form the backbone of our 2026 expansion. We upgraded our strategic partnership with BAIC and GAC, to leverage their mature supply chain and after-sales network and jointly deploy vehicles in the overseas market.

•

TNCs. Under our go-to-market strategies, TNCs will serve as an effective conduit connecting our robotaxis with their expansive user bases. Both us and third-party fleet companies may offer robotaxi services to passengers through various TNCs, and receive a portion of fare paid by passengers as revenues under certain revenue sharing arrangements. In 2025, we formed a partnership with Sunlight Mobility, further broadening our downstream deployment network and supporting fleet rollout in a wider range of operating scenarios. We elevated our collaboration with OnTime Mobility in Guangzhou to scale our Robotaxi fleet and secure recurring licensing revenues. Concurrently in Beijing, our January partnership with Beijing ATBB Travel & Express Service Co., Ltd. (“ATBB”) expands our footprint into premium business travel, successfully penetrating higher-value mobility segments. We also continued to deepen integration with Tencent’s WeChat Mobility Services platform in Shenzhen and Guangzhou, enhancing service connectivity and user access through established mobility platforms. Taken together, these collaborations reinforce the integrated and scalable foundation supporting our continued commercialization efforts.

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

We have obtained autonomous driving public road testing permits in Beijing and Guangzhou, and we operated a fleet of 210 robotrucks as of March 31, 2026, consisting of both Level 2++ intelligent trucks and Level 4 driverless trucks, covering all major commercially active areas and transportation arteries throughout China. To validate our technology and business model in anticipation of large-scale commercialization in the future, we are also running our robotrucks in a variety of business scenarios.

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

Sinotrans partnership. In December 2021, we announced our partnership with Sinotrans, China’s largest freight logistics company according to CIFA. We formed Cyantron as its controlling shareholder to build a mixed capacity freight service provider with our autonomous driving technology. As of December 31, 2025, Cyantron has commenced operations with a fleet of over 140 robotrucks, consisting of Level 2++ intelligent trucks and Level 4 autonomous trucks. In the short term, Cyantron offers hybrid logistics capacity, including its robotruck services, to Sinotrans for logistics fees. As the robotruck fleet size continues to grow, Cyantron is expected to serve a growing number of Sinotrans’ freight orders across China, and offers paid robotruck services to customers at a large scale in the long term. As a result, Sinotrans and other logistics platforms in China’s truck freight market will gain access to safe, reliable and environmental-friendly freight capacity at reduced labor and other costs. Through Cyantron, we will also use data analytics to improve loading and dispatching efficiency and reduce accident rates. In January 2025, we entered into a new agreement with Sinotrans to enhance Cyantron’s investments in R&D, while continuously expanding its logistics capacity. Cyantron aims to provide intelligent, efficient, safe, and green logistics services. In alignment with the transition to renewable energy, we are also assessing the opportunities to increase the proportion of new energy vehicles in our fleet to embrace evolving business demands.

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

As Chinese local governments bolster efforts to promote and regulate the safety and commercial viability of robotruck services, we have made substantial progress in obtaining relevant regulatory permits for road testing and commercial operations. In December 2020, we were the first to obtain the robotruck road testing permit in Guangzhou, according to Frost & Sullivan. In July 2021, we expanded our road testing footprints to include Beijing and were allowed to test our robotrucks on national open highways. In January 2024, we received the very first cross-provincial robotruck road testing permit in China, according to Frost & Sullivan, and began testing on the highway freight network across the Beijing-Tianjin-Hebei region. In early 2024, we made significant progress in the commercialization of robotrucks, obtaining permissions to offer fare-charging robotruck services in cities such as Beijing and Tianjin. Through our partnership with Sinotrans, we have formed a robotruck fleet that provides routine transportation services to clients. In December 2024, we became the first company in China approved to test “driver out” in the follow truck in a “1+N” platoon, which allowed us to begin testing our robotruck convoy on the cross-provincial expressway connecting Beijing, Tianjin and Hebei. While the lead robotruck will continue to have a safety operator in the driver’s seat, the robotruck behind it will be driver out, i.e., no one behind the wheel. The platooning permit marks another major milestone for our robotruck services and could enable us to further reduce the costs of autonomous trucking.

•	Licensing and Applications

Leveraging our extensive vehicle engineering and integration experience, we provide intelligent driving solutions for peripheral of vehicles to empower such vehicles to achieve higher levels of driving automation. We offer a complete suite of intelligent driving solutions to leading vehicle companies, spanning software licensing, hardware and data analytics tools. In addition, we also provide certain value-added technological services, such as vehicle integration services, and software development and licensing services, primarily to sensor and hardware component suppliers, helping them better adapt their products and solutions to autonomous driving use cases. Furthermore, we also offer vehicle-to-everything products and services to enhance road safety, and improve transportation efficiency and experience.

Our licensing and applications business also recorded solid progress in 2025. Deliveries of autonomous domain controllers increased significantly year-over-year, reaching approximately six times the level of 2024. In 2025, we further expanded the application scenarios into a wider range of customers, including those in low-speed robot delivery, robot sweepers, logistics and humanoid robotics. We are also actively exploring opportunities in the robotics field. The continued expansion of customer demand and broadening application scenarios is expected to provide sustained support for the growth of the business.

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

Robotaxi services: we have strategically built in-depth collaborations with trusted OEMs such as Toyota, BAIC, GAC and SAIC Motor to co-develop and mass-produce Level 4 autonomous vehicles. Through our collaboration with Toyota, we successfully launched our 6th generation Level 4 autonomous vehicle model in January 2022 to support fully driverless Level 4 robotaxi operations. In April 2025, we launched the 7th generation robotaxi, including three new Level 4 vehicle models co-developed through our strategic partnerships with Toyota, BAIC and GAC. The partnerships with these trusted OEMs have significantly increased our ability to scale our technology globally with reliable, integrated vehicle platforms. In addition, we have formed partnerships with established TNCs, such as Alipay, Amap and OnTime Mobility to scale and expand our robotaxi services and enhance passenger coverage. For example, with strategic investments in OnTime Mobility in April 2022, OnTime Mobility owned and operated a fleet of 50 vehicles integrated with our Virtual Driver on its mobile app to offer paid public-facing robotaxi services in Guangzhou and Shenzhen, China. In addition, we also integrate our services with OnTime Mobility’s platform and utilize their interface for the operation of own robotaxi fleet.

Robotruck services: we have formed strategic partnerships with China’s leading truck manufacturer SANY to co-develop robotrucks powered by our technology, and with Sinotrans, China’s largest freight logistics company according to CIFA, to operate both Level 2+ trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. Our Virtual Driver technology, combined with the manufacturing and aftersales capability of truck OEMs and the demand and infrastructure of logistics platforms, has positioned us to capitalize on opportunities in China’s large trucking market.

Licensing and applications: we have co-development collaborations with logistics customers, such as Meituan, Neolix and Cainiao, on hardware components, and with NVIDIA. Such deep collaborations with established hardware component companies enable us to customize designs to deliver high performance and cost effectiveness, as well as to secure supply during uptime.

As we progressively broaden our overseas presence, we engage in collaborative ventures with a diverse array of business partners in selected global markets. These partnerships, spanning local governments, industry leaders, and technology innovators, are strategically aligned to advance the commercialization of our technology within these markets. For example, we formalized a memorandum of understanding with the Luxembourg government in March 2024 to propel the evolution of Level 4 autonomous mobility within Luxembourg, as our regional hub. Our collaborative efforts with the Luxembourg government and local partners aim to drive technological innovation and customize solutions tailored to the European market. We have collaborated with a local partner in South Korea to initiate road tests of robotaxi in urban areas in Seoul in 2025. Our discussions with various entities, including potential partners in Saudi Arabia, are advancing towards potential deployment in the region, and we have signed a MoU with the Abu Dhabi Investment Office to move forward with deployment in Abu Dhabi in October 2023.

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

Customers and Suppliers

At the current stage of commercialization, our customers consist primarily of (i) OEMs and TNCs with respect to our robotaxi services, (ii) OEMs and logistics platforms with respect to our robotruck services, and (iii) sensor and hardware component suppliers and other industry participants with respect to our licensing and applications business. To a lesser extent, our customers also include passengers who access our robotaxi services via our PonyPilot mobile app. In 2023, 2024 and 2025, we had 52, 111 and 213 corporate customers, respectively, in addition to individual customers who were passengers of our robotaxi services. These customers include domestic companies and multinational companies operating at various scales along the autonomous driving value chain, including vehicle manufacturing, logistics, and AV software and hardware design and manufacturing.

We have historically generated revenues from a small group of customers during the early stage of commercialization. Our top three customers accounted for an aggregate of 65.8%, 43.9% and 59.4% of our revenues in 2023, 2024 and 2025, respectively. These were primarily customers of our (i) engineering solution services, (ii) transportation services provided by our robotruck fleet, and (iii) licensing and applications business. There was one customer who was one of our top three customers in each period of 2023, 2024 and 2025. There is no preexisting relationship between any member of our management team with these customers. As we continue to commercialize our autonomous driving technology through executing our go-to-market strategies, our customer base and profile are expected to constantly change, and we expect to further reduce our customer concentration.

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

Research and Development

We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of December 31, 2025, we had 811 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology.

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

Intellectual Property

We rely on proprietary technology and we are dependent on our ability to protect such technology. We rely on a combination of patent, copyright, trade secret and trademark laws as well as contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements to protect our intellectual property. We also maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary information agreements for the protection and confidentiality of our proprietary information. As of December 31, 2025, we had registered 386 patents, 213 copyrights, 642 trademarks in China, and 214 patents and 403 trademarks overseas. We have also registered 53 domain names globally.

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

Environmental, Social and Governance

We are committed to promoting corporate social responsibility and sustainable development and integrating it into all major aspects of our business operations. Corporate social responsibility is viewed as part of our core growth philosophy that will be pivotal to our ability to create sustainable value for our shareholders by embracing diversity and public interests. Our board of directors will assume the critical role of evaluating and managing corporate social responsibility strategies and policies, including Ms. Asmau Ahmed, who is expected to bring her extensive expertise and experience in technological innovations to develop and implement our social responsibility initiatives as a leading technology company.

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

We have established a top-down ESG management approach. The Board of Directors serves as the highest decision-making body for the Company’s ESG matters, responsible for evaluating and determining the ESG- related risks, ensuring that the Company establishes an appropriate and effective ESG risk management and internal monitoring system, identifying and evaluating the ESG strategies and objectives, and regularly supervising and reviewing the ESG performance and progress in accomplishing the ESG targets. At the management level, the Safety, Compliance and Sustainability Committee is responsible for organizing and carrying out the Company’s ESG management work in accordance with the Company’s overall ESG targets and strategies, formulating relevant systems and processes, and maintaining the ESG indicator framework. At the implementation level, each department and subsidiary of the Company is responsible for completing the tasks associated with ESG implementation, including processes establishments and improvements, and ESG practice activities organization.

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

We are aware of the importance of environmental protection, strictly abide by the Environmental Protection Law of the People’s Republic of China and other relevant laws and regulations, carry out environmental protection publicity and education activities, and improve the environmental awareness of all employees. We are dedicated to providing green energy to society, fostering the sustainable growth of our enterprise, and realizing a mutually beneficial outcome between economic benefits and environmental stewardship.

We are committed to contributing to our communities and understand the needs of the communities in which we operate. We have taken the following steps to support our community investment and charitable activities:

•

Science Popularization and Education: In 2025, we organized a total of 54 science popularization and public welfare activities, reaching over 120,000 participants. Key initiatives included hosting autonomous driving exhibitions at the 2025 WAIC, organizing tech exchanges for international students and university delegations (such as Tsinghua University and the University of Hong Kong), and co-building the Greater Bay Area Autonomous Driving Science Popularization Center.

•

Educational Support: We raised funds through annual charity auctions and online flea markets to sponsor 11 students from remote areas for a full year of study through the “UU Charity Association.” Overseas, our Fremont office partnered with the local NGO Abode to donate 100 sets of school supplies and backpacks to support homeless school-age children in returning to school.

•

Community Care and Volunteer Services: Our volunteer teams visited the Beijing Tianyun Rehabilitation Center to donate essential living supplies, clothing, and toys to disabled children, providing warmth and companionship to vulnerable groups.

•

Rural Revitalization: Through the “Rural Chinese Dream” public welfare project, we hosted 50 youths, teachers, and grassroots workers from rural areas in Hunan and Gansu provinces. We provided them with hands-on AI and autonomous driving learning experiences to broaden their horizons and empower rural development with technology.

•

Green Public Welfare: We actively participated in the “Zixia Jinfeng” tree-planting activity in Guangzhou to support rural ecological construction. Furthermore, we donated 5,400 recycled plastic bottles to sustainable brands for environmental regeneration, promoting resource recycling and a circular economy.

In April 2026, we released our 2025 ESG report, which detailed our ESG performance in 2025 in key areas, driven by our mission: providing safe, advanced, and reliable full-stack autonomous driving technology to revolutionize the future of transportation. Guided by “Safety First” and a rigorous safety culture, we have embedded safety across technology development, operations, and management while advancing autonomous mobility and logistics through industry collaboration. We also monitor our long-term impact on road safety, transportation efficiency, energy structure, industrial development, and social inclusion, ensuring technology serves both people and the planet. Beyond innovation, we invest in employee well-being, community engagement, and public education to build trust and understanding. We will continue to strengthen our institutional frameworks and operational practices, advancing safety and responsibility in parallel, and enabling autonomous driving to contribute more meaningfully to social development. The information contained in our 2025 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

Competition

We face competition from primarily technology-focused companies building end-to-end technical capabilities for autonomous driving applications, and autonomous players building internal autonomous development programs. The principal competitive success factors in our market include but not limited to:

•	Technology quality, safety and reliability;
•	Vehicle engineering and integration capabilities;
•	Business model and go-to-market approach;
•	Strategic partnerships;
•	Cost efficiency; and
•	Patents and intellectual property portfolio.

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

Regulation

Regulations on Foreign Investment

The Company Law of the PRC, promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, last amended on December 29, 2023 and came into effect on July 1, 2024, governs the establishment, operation and management of companies in the PRC, including foreign-invested companies. Unless foreign investment laws provide otherwise, foreign- invested companies shall abide by the Company Law of the PRC.

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

Regulations on Autonomous Driving

On July 27, 2021, the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security (the “MPS”) and the Ministry of Transport (the “MOT”) promulgated the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (for Trial Implementation) (the “Road Testing Administrative Norms”), which came into effect on July 27, 2021 and replaced the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) issued in April 2018. The Road Testing Administrative Norms is the main national level regulation on road testing of autonomous driving vehicles in the PRC, under which, road testing refers to the testing of autonomous driving function of intelligent connected vehicles (a PRC regulatory concept that encompasses autonomous driving vehicles) carried out on the designated sections of highways, urban roads and other roads used for the passage of public motor vehicles, and “demonstrative application” of such vehicles refers to pilot and experimental activities of driving such vehicles with passengers and goods, which are carried out on designated sections of certain roads that are used for passage of public motor vehicles.

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

None of our company, our subsidiaries or the former VIEs (before or after the termination of the former VIE arrangements) has engaged in any mapping or surveying activities, or holding the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies). Rather, our subsidiaries and the former VIEs (which subsequently became our wholly-owned subsidiaries) have been procuring standard and ancillary mapping and surveying services that support their autonomous driving algorithms and functions from independent third-party mapping data and surveying suppliers holding the relevant mapping and surveying license in China. This decision was made not due to a lack of technological capability, but rather both from an economic perspective and for PRC regulatory compliance reasons. In China, such services are generally readily attainable on reasonable terms from a number of renowned domestic technology firms specialized in digital maps and related data services (including, but not limited to, those engaged by us). Those firms provide standard mapping and surveying services not only to autonomous driving companies like us but also to automakers and other ride-hailing and logistics companies. The following table sets forth certain details of our collaboration with the three independent qualified mapping and surveying service providers in China that we transact with in 2025. These providers deliver a range of services pursuant to arm’s-length terms typically ranging from one to three years, some of which include renewal options. We do not substantially rely on any of these service providers, and we consider alternative service providers to be readily available in the PRC market, should we decide to replace any of these service providers.

Name of Service Provider	Background Information	Principal Services Procured by Pony	Fee Terms
Amap	A leading domestic digital map, navigation, and location service provide	Real-time maps and transit information on the PonyPilot mobile app and web page	One-time fixed service fees for the entire contract term
NavInfo	A top-tier domestic supplier of integrated solutions for smart mobility applications	Provision of high-definition digital maps	One-time fixed service fees for the entire contract term
Xianli	A leading domestic supplier of data annotation services for autonomous driving and other commercial applications	The collection and handling of mapping and surveying related data	Service fees determined based on factors including the data quantities and complexity of deliverables and outputs

On August 20, 2021, the MIIT promulgated the Taxonomy of Driving Automation for Vehicles, which became effective on March 1, 2022. It provides for six levels from Level 0 to 5 for the taxonomy of driving automation, among which Level 2 refers to combined driving assistance, Level 3 refers to conditionally- automated driving, Level 4 refers to highly-automated driving and Level 5 refers to fully-automated driving. On November 17, 2023, the MIIT, the MPS, the Ministry of Housing and Urban-Rural Development and the MOT promulgated the Notice on Carrying out the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles, which provides that the aforementioned authorities will select intelligent connected vehicle products with Level 3 and Level 4 qualified for mass production as the pilot program of market access, and launch the pilot program of road passage for intelligent connected vehicle products that have been granted access within specified areas. On November 21, 2023, the MOT issued the Guideline on Transport Safety and Service for Autonomous Vehicles (Trial Implementation), which specifically provides the requirements for commercial operation of autonomous vehicles in respect of the scope of application, basic principles, application scenarios, operators of autopilot transport, transport vehicles, staffing, safety assurance, supervision and administration. On July 26, 2024, the Ministry of Natural Resources promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, and emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.

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

Regulations on Road Transport

Pursuant to the Regulations on Road Transport, which was promulgated by the State Council on April 30, 2004, last amended on January 30, 2026, and became effective on March 20, 2026, operators engaging in the road passenger transport business operations, the road freight transport business operations and road transport related business shall abide by this regulation. An operator may engage in freight transport business only after obtaining a road transport business operation license, except for those operators that use any general freight transport vehicle with a total mass of 4.5 tons or below to engage in the general freight transport business operations. In addition, any vehicle used by freight transport business operators for transportation shall obtain a vehicle operation certificate, except for those vehicles with a total mass of 4.5 tons or below. The road transport business operation license as well as the vehicle operation certificate are also required for operating the road passenger transport business.

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

Regulations on Cybersecurity, Information Security, Privacy and Data Protection

Cybersecurity

Pursuant to the National Security Law of the PRC promulgated by the SCNPC on February 22, 1993 and latest amended and became effective on July 1, 2015, the state shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to state security, so as to prevent and neutralize state security risks in an effective way. On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017 and was last amended on October 28, 2025 with such amendments effective on January 1, 2026. The Cybersecurity Law requires network operators to perform certain functions related to cyber security protection and strengthen the network information management. For instance, under the Cybersecurity Law, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC, fulfill additional obligations of security protection, and are subject to cybersecurity review when purchasing of network products and services that may threaten the national security. When collecting and using personal information, in accordance with the Cybersecurity Law, network operators shall abide by the “lawful, justifiable and necessary” principles. Network operators shall collect and use personal information by announcing rules for collection and use, expressly notify the purpose, methods and scope of such collection and use, and obtain the consent of the person whose personal information is to be collected. Network operators shall not disclose, tamper with or destroy personal information that it has collected, or disclose such information to others without prior consent of the person whose personal information has been collected, unless such information has been processed to prevent specific person from being identified and such information from being restored.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer (the “Measures for Data Cross-border Transfer”), which became effective on September 1, 2022. The Measures for Data Cross-border Transfer provides four circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient contains important data; (ii) where a personal information processor that has processed personal information of more than one million individuals or a critical information infrastructure operator provides personal information overseas; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-border data transfers is required.

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

On September 24, 2024, the Regulation on Network Data Security Management (the “Network Data Regulation”) was promulgated by the State Council, and became effective on January 1, 2025. The Network Data Regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Personal Information Protection

On May 28, 2020, the SCNPC adopted the Civil Code of the PRC (the “Civil Code”), effective on January 1, 2021. Pursuant to the Civil Code, individuals have the right of privacy. No organization or individual shall process any individual’s private information or infringe an individual’s right of privacy, unless otherwise prescribed by law or with the consent of such individual or such individual’s guardian. In addition, any processing of personal information shall be subject to the principles of legitimacy, legality and necessity. An information processor shall not divulge or falsify the personal information collected and stored by it, or illegally provide the personal information of an individual to others without the consent of such individual, except for information that has been processed so that specific person cannot be identified and that cannot be restored.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for the Compliance Audit of Personal Information Protection (the “Measures for Compliance Audit”), which became effective on May 1, 2025. The Measures for Compliance Audit provide detailed provisions on the scope of compliance audit activities, implementation procedures, selection of audit institutions, audit frequency, and obligations of personal information processors and professional institutions during compliance audits. Among others, personal information processors handling the personal information of more than 1 million individuals are required to designate a person in charge of personal information protection to oversee the compliance audit activities.

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

On December 25, 2024, the SCNPC adopted the Value-added Tax Law of the PRC (the “VAT Law”). On December 25, 2025, the State Council promulgated the Regulations for the Implementation of the Value-added Tax Law of the PRC (the “Implementation Regulations”). Both the VAT Law and the Implementation Regulations took effect on January 1, 2026, replacing the Provisional Regulations on Value-added Tax of the PRC and the Detailed Rules for the Implementation of the Provisional Regulations on Value-added Tax of the PRC. Pursuant to the VAT Law and the Implementation Regulations, entities and individuals (including individual businesses) engaged in the sale of goods, services, intangible assets and immovables, as well as the importation of goods, within the territory of the PRC are VAT payers and shall pay VAT in accordance with such laws and regulations. Unless otherwise specified in the aforesaid laws and regulations, taxpayers engaged in the sale of goods, the provision of processing, repair and replacement services, tangible movable property leasing services, or the importation of goods are subject to a VAT rate of 13%.

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

Pursuant to the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993, which was amended on June 27, 2025 and became effective on October 15, 2025, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

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

In addition, the autonomous driving industry is also subject to trade, customs product classification and sourcing regulations as well as various federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. Specifically, it is subject to the laws and regulations of export controls, including the U.S. Department of Commerce’s Export Administration Regulations, and the requirements of the federal Occupational Safety and Health Act, as amended, and comparable state laws that protect and regulate employee health and safety. Moreover, it’s subject to environmental regulations, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include permits, licenses and inspections of company facilities and products.

The U.S. federal government and various states and governmental agencies also have adopted or are considering adopting various laws, regulations, and standards regarding the collection, use, retention, security, disclosure, transfer, and other processing of sensitive and personal information. In addition, many states have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, in 2018, California enacted the California Consumer Privacy Act, which came into effect on January 1, 2020, and has since been amended by the California Privacy Rights Act which came into effect on January 1, 2023 (collectively, the “CCPA”). The CCPA creates individual privacy rights for California residents, including rights to opt out of certain processing such as the transfer of personal information for the purpose of cross contextual behavioral advertising, the processing of sensitive personal information for certain purposes, as well as “sales” of personal information, and increases the privacy and security obligations of entities handling personal information of California consumers and meeting certain thresholds. The CCPA is currently enforceable by the California Attorney General, and provides for civil penalties for violations as well as a private right of action for certain data breaches that result in the unauthorized access to, or exfiltration, theft or disclosure of certain types of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, class action data breach litigation. Though regulatory fines have been imposed, the CCPA has not been subject to significant litigation and judicial interpretation and it remains unclear how various provisions will be enforced. Additionally, the CCPA’s further expansion under the California Privacy Rights Act may impact our business particularly given its establishment of a new regulatory agency dedicated to enforcing the CCPA’s requirements in addition to the California Attorney General, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses, and potentially change our business practices, in an effort to comply.

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

4.C. Organizational Structure

The following chart shows our corporate structure as of the date of this annual report.

Notes:

(1)	In February 2022, Cyantron Logistics Technology Co., Ltd. was incorporated under the laws of the PRC. Shareholders of Cyantron Logistics Technology Co., Ltd. are Beijing (HX) Pony and Sinotrans, each holding 51.0% and 49.0% of its equity interests, respectively.
(2)	Yancheng Poplar LLP is a limited partnership incorporated under the laws of the PRC. Beijing (ZX) Pony AI Technology Co., Ltd. is the general partner of Yancheng Poplar LLP, holding approximately 62% of its interest. The remaining 38% interest in Yancheng Poplar LLP is held by another limited partnership as the limited partner.
(3)	Hongkong Pony AI Limited has another two wholly-owned subsidiaries, including Company Pony AI (registered in Saudi Arabia) and PONY AI-FZCO (registered in United Arab Emirates).

Prior Contractual Arrangements with the Former VIEs and Their Shareholders

Historically, we established a series of contractual arrangements with the former VIEs and their shareholders although our business was not subject to any foreign ownership restrictions under the applicable PRC laws and regulations.

Pony AI Inc. is an exempted company registered in the Cayman Islands. Beijing (HX) Pony and Guangzhou (HX) Pony, our PRC subsidiaries, are considered foreign-invested enterprises. Beijing (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Beijing (ZX) Pony as well as its shareholders. Guangzhou (HX) Pony and Hongkong Pony AI entered into a series of contractual arrangements with Guangzhou (ZX) Pony as well as its shareholders. As a result of these prior contractual arrangements, we exerted effective control over, and were considered the primary beneficiary of, the former VIEs and consolidated their operating results in its financial statements under the U.S. GAAP, for accounting purposes, for the years ended December 31, 2023 and 2024.

We terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024.

4.D. Property, Plant and Equipment

Our principal executive office is located in Guangzhou, China, with an aggregate of 25,406.85 square meters, primarily for corporate administration as well as research and development. We currently do not own any properties. As of December 31, 2025, we had leased properties in Beijing, Shanghai, Shenzhen and some other cities in China, with a total of 58,575.61 square meters, primarily for office, research and development and fleet operation uses. In addition, we operate internationally with leased offices and facilities in the United States, including Fremont, California, with an aggregate of 36,403 square feet. We believe that our current facilities are adequate to meet our current needs.

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

Our Ability to Execute Our Go-to-Market Strategies to Commercialize Our Autonomous Driving Technology at Scale

Our ability to generate sustainable revenues and become financially profitable in the long term depends largely upon the progression of the large-scale commercial deployment of our autonomous driving technology. To date, we have achieved milestones in developing our Virtual Driver that enables safe, reliable autonomous driving experience, and we are transitioning from technology development to mass deployment across different commercial use cases, primarily robotaxi and robotruck services:

•

Robotaxi services: We were among the first in China to obtain licenses to operate fully driverless vehicles in all four Tier-1 cities in China, and have begun to offer public-facing fare-charging robotaxi services without safety drivers in Beijing, Shanghai, Guangzhou and Shenzhen. As of March 31, 2026, we operated a fleet consisting of over 1,400 robotaxis.

•

Robotruck services: We operated a fleet of 210 robotrucks as of March 31, 2026, consisting of both Level 2++ intelligent trucks and Level 4 autonomous trucks, with safety drivers to fulfill its freight orders within its existing nationwide logistics network.

•

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

Continued Investments in Technology Development and Innovation

We believe our leadership in the autonomous driving industry is underpinned by our robust technological capabilities. We have historically dedicated significant resources towards research and development. In 2023, 2024 and 2025, we recorded research and development expenses of US$122.7 million, US$240.2 million and US$217.4 million, respectively, among which 61.6%, 76.9% and 60.2% were employee compensation for our research and development staff. Specifically, we have invested heavily in recruiting and retaining talent, especially engineers and scientists with expertise and experience in machine learning, software algorithms, and vehicle engineering. As we believe our market success and financial performance will significantly depend on our ability to maintain our technological leadership, we will continue to invest in technology development and innovation to grow our competitive strengths against our peers. As our business expands, we also seek to consolidate our internal research and development functions to optimize resource allocation and improve efficiency in technology development.

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

Our Ability to Improve Operating Efficiency

We aim to improve operating efficiency in every aspect of our business, such as research and development, supply chain, collaboration with business partners, sales and marketing, as well as service offerings. As we continue to scale our autonomous driving technology, we also intend to improve our operational efficiency with a view towards achieving long-term profitability. For example, we operate our autonomous vehicle fleets both by ourselves and through collaboration with third-party “fleet companies” funded by third-party fleet owners. Under such business model, these third-party fleet owners bear substantially all of capital expenditure related to fleet acquisition and other fleet operating costs and expenses. Additionally, we have sought to enhance the management of our operating expenses by implementing various expense control measures. As a result, our cost mix and operating expenses may vary significantly in the future as our revenue models continue to evolve and as our operating efficiency continues to improve through economies of scale.

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

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues
Robotaxi services	7,675	10.7	7,266	9.7	16,607	18.5
Robotruck services	25,021	34.8	40,365	53.8	40,601	45.1
Licensing and applications	39,203	54.5	27,394	36.5	32,793	36.4
Total revenues	71,899	100.0	75,025	100.0	90,001	100.0

Robotaxi services. We generate robotaxi revenues primarily by (a) providing a comprehensive suite of AV engineering solutions, including AV software deployment and maintenance, vehicle integration and engineering and road testing, to leading OEMs and TNCs, helping them seamlessly integrate our autonomous driving technology with their vehicle platforms, and to a much lesser extent; (b) charging passengers fare for their rides with our robotaxis; and (c) entering into technology licensing arrangements with strategic partners for our proprietary virtual driver systems, from which we recognize licensing revenues. We currently offer fare-charging robotaxi services across all four Tier-1 cities in China, namely Beijing, Shanghai, Guangzhou and Shenzhen, and we intend to introduce such services to broader geographies in China in the future through self-owned fleets and/or fleets owned and operated by third-party fleet companies. We have advanced our presence in Hangzhou and Changsha, two emerging new tier-one cities in China in March 2026.

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

By the nature of services based on the revenue recognition policies applicable to such services, our revenue streams can also be categorized into (i) engineering solution services, representing primarily the services and software solutions we offer to OEMs and other industry participants, (ii) virtual driver operation and other related services, consisting of fare we collect from passengers for their rides with our robotaxis, and transportation service fees we charge logistics platforms and software licensing, and (iii) sales of products, including AV hardware kit used in our Virtual Driver and our vehicle domain controller products. In 2023, revenues generated from engineering solution services, virtual driver operation and other related services and sales of products were US$40.6 million, US$23.9 million and US$7.4 million, respectively. In 2024, revenues generated from engineering solution services, virtual driver operation and other related services and sales of products were US$28.0 million, US$39.4 million and US$7.6 million, respectively. In 2025, revenues generated from engineering solution services, virtual driver operation and other related services and sales of products were US$16.5 million, US$40.2 million and US$33.3 million, respectively. For details, see Note 2(l) to our audited consolidated financial statements included elsewhere in this annual report.

Cost of revenues

Our cost of revenues consists primarily of (i) fleet operation expenses, primarily representing tolls and fuel costs incurred by our self-owned robotaxi and robotruck fleets, third-party transportation expenses and other expenses relating to fleet operations and maintenance, (ii) direct operating and materials costs, consisting primarily of expenses relating to materials and supplies and R&D support and other third-party professional services in relation to the provision of our services and solutions to customers, (iii) employee compensation representing salaries, welfare and bonuses for our engineers, safety drivers and other personnel in relation to the provision of our services and solutions to customers, and (iv) others, mainly including traveling expenses, depreciation and amortization, and other office and utility expenses.

Similar to our revenues in 2023, 2024 and 2025, our cost mix experienced changes in the historical periods as we remained in relatively early stages of commercialization and diversifying our revenue streams. As a result, we expect the amounts and composition of our cost of revenues to continue to evolve in the near future.

The following table sets forth a breakdown of our cost of revenues, both in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Cost of revenues
Fleet operation expenses	20,882	38.0	35,026	55.1	34,379	45.3
Direct operating and material costs	21,498	39.1	12,580	19.8	32,842	43.3
Employee compensation	11,372	20.7	14,863	23.4	7,097	9.4
Others	1,263	2.2	1,153	1.7	1,522	2.0
Total cost of revenues	55,015	100.0	63,622	100.0	75,840	100.0

Operating expenses

The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses
Research and development expenses	122,707	76.6	240,179	80.9	217,419	79.1
Selling, general and administrative expenses	37,417	23.4	56,747	19.1	57,599	20.9
Total operating expenses	160,124	100.0	296,926	100.0	275,018	100.0

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

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Research and development expenses
Employee compensation	75,586	61.6	184,683	76.9	130,904	60.2
Development and testing expenses	28,343	23.1	41,884	17.4	65,634	30.2
Depreciation and amortization	12,517	10.2	7,358	3.1	5,134	2.4
Others	6,261	5.1	6,254	2.6	15,747	7.2
Total research and development expenses	122,707	100.0	240,179	100.0	217,419	100.0

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

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Selling, general and administrative expenses
Employee compensation	20,786	55.6	45,807	80.7	37,340	64.8
Professional service expenses	9,282	24.8	5,679	10.0	9,850	17.1
Rental and office administrative expenses	4,819	12.9	4,234	7.5	6,686	11.6
Others	2,530	6.7	1,027	1.8	3,723	6.5
Total selling, general and administrative expenses	37,417	100.0	56,747	100.0	57,599	100.0

Investment income

Our investment income consists primarily of interest on time and structured deposits, gains from investments and gain from disposal of certain equity investments.

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

Changes in fair value of trading securities

Our changes in fair value of trading securities arise from changes in the carrying amount of investments in trading securities.

Other income, net

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

United States

Our subsidiary incorporated in the United States, namely Pony. AI, Inc., is subject to federal income tax in the United States at the rate of 21% (in addition to any state and local taxes, as applicable) for each of the years ended December 31, 2023, 2024 and 2025.

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

For example, enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. Certain of our PRC subsidiaries, namely Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony, Guangzhou (HX) Pony, Jiangsu Rye Data Technology Co., Ltd., Shenzhen (YX) Pony, Beijing (YX) Pony and Shanghai (YX) Pony were recognized as “high and new technology enterprises”, and therefore enjoyed a preferential tax rate of 15% for three years starting from 2018, 2018, 2019, 2020, 2021, 2022, 2022 and 2023, respectively. In 2021, Beijing (HX) Pony and Beijing (ZX) Pony reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2021 to 2023. In 2023, Guangzhou (HX) Pony reevaluated its “high and new technology enterprise” status, securing the 15% preferential tax rate for 2023 to 2025. In 2024, Beijing (HX) Pony, Beijing (ZX) Pony, Guangzhou (ZX) Pony and Jiangsu Rye Data Technology Co., Ltd. reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2024 to 2026. In 2025, Beijing (YX) Pony and Shenzhen (YX) Pony reevaluated their “high and new technology enterprises” status, securing the 15% preferential tax rate for 2025 to 2027.

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

Critical Accounting Estimate

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

The following descriptions of the critical accounting estimate should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. For further information, see Note 2 to our consolidated financial statements in this this annual report.

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

We recognize in our consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023, 2024 and 2025, we did not have any significant unrecognized uncertain tax positions.

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

	Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenues	71,899	100.0	75,025	100.0	90,001	100.0
Cost of revenues	(55,015)	(76.5)	(63,622)	(84.8)	(75,840)	(84.3)
Gross profit	16,884	23.5	11,403	15.2	14,161	15.7
Operating expenses:
Research and development expenses(1)	(122,707)	(170.7)	(240,179)	(320.1)	(217,419)	(241.6)
Selling, general and administrative expenses(1)	(37,417)	(52.0)	(56,747)	(75.6)	(57,599)	(64.0)
Total operating expenses	(160,124)	(222.7)	(296,926)	(395.7)	(275,018)	(305.6)
Loss from operations	(143,240)	(199.2)	(285,523)	(380.5)	(260,857)	(289.8)
Investment income	19,389	27.0	20,378	27.2	42,985	47.8
Changes in fair value of warrants liability	(3,030)	(4.2)	5,617	7.5	—	—
Changes in fair value of trading securities	(4,727)	(6.6)	(21,285)	(28.3)	128,031	142.3
Other income (expenses) – net	6,154	8.6	5,808	7.7	13,083	14.5
Loss before income tax	(125,454)	(174.4)	(275,005)	(366.4)	(76,758)	(85.3)
Income tax benefits (expenses)	126	0.2	(1)	(0.0)	—	—
Net loss	(125,328)	(174.2)	(275,006)	(366.4)	(76,758)	(85.3)
Less: Net loss attributable to non-controlling interests	(516)	(0.7)	(885)	(1.2)	57,211	63.6
Net loss attributable to Pony AI Inc.	(124,812)	(173.5)	(274,121)	(365.2)	(133,969)	(148.9)

Note:

(1)	Includes share-based compensation expenses:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Research and development expenses	1,832	102,383	21,115
Selling, general and administrative expenses	1,926	24,620	9,683

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as non-GAAP net loss, in evaluating our operating results and for financial and operational decision-making purposes. We define non-GAAP financial measures by excluding the impact of share-based compensation expenses, changes in fair value of warrants liability and changes in fair value of trading securities. We believe that non-GAAP financial measures help identify the underlying trends in our business, provides useful information about our results of operations, and enhances the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)

Net loss	(125,328)	(275,006)	(76,758)
Add:
Share-based compensation expenses	3,758	127,003	30,798
Changes in fair value of warrants liability	3,030	(5,617)	—
Changes in fair value of trading securities	4,727	21,285	(128,031)
Adjusted net loss (non-GAAP)(1)	(113,813)	(132,335)	(173,991)

Note:

(1)

Such adjustments have no impact on income tax for the years ended December 31, 2023, 2024 and 2025, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025

Revenues

Our total revenues increased by 20.0% from US$75.0 million in 2024 to US$90.0 million in 2025, primarily driven by the growth of our robotaxi services and revenue generated from licensing and applications businesses.

Robotaxi services. Our revenues generated from robotaxi services increased by 128.6% from US$7.3 million in 2024 to US$16.6 million in 2025. Specifically, fare-charging revenues grew by close to 400%, driven by growing user demand in Tier-1 cities, optimization of fleet operations, as well as robust order growth since launch of our Gen-7 fleet.

Robotruck services. Our revenues generated from robotruck services increased slightly by 0.6% from US$40.4 million in 2024 to US$40.6 million in 2025, mainly contributed by our deepened collaboration with Sinotrans to continuously enhance fleet operations.

Licensing and applications. Our revenues generated from licensing and applications increased by 19.7% from US$27.3 million in 2024 to US$32.8 million in 2025, mainly attributable to growing demand for our autonomous domain controllers mainly from customers in the low-speed robot delivery, robosweepers, logistics, and humanoid robotics sectors as the delivery volume of our autonomous domain controllers surged by more than five times as compared to that of 2024.

Cost of revenues

Our cost of revenues increased by 19.2% from US$63.6 million in 2024 to US$75.8 million in 2025. Specifically, the increase in our cost of revenues was primarily due to the increase in direct operation and material cost of US$20.3 million as we incurred significant material costs for specific licensing and applications projects in 2025. Such increase was partially offset by the decrease in employee compensation of US$7.8 million.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased from US$11.4 million in 2024 to US$14.2 million in 2025. Our gross margin increased from 15.2% in 2024 to 15.7% in 2025, mainly driven by an optimized revenue mix, characterized by a higher contribution from robotaxi services, which carry a relatively higher gross margin.

Operating expenses

Our operating expenses decreased by 7.4% from US$296.9 million in 2024 to US$275.0 million in 2025.

Research and development expenses

Our research and development expenses decreased by 9.5% from US$240.2 million in 2024 to US$217.4 million in 2025, primarily associated with the share-based compensation expenses recognized related to our initial public offering in the United States in the fourth quarter of 2024, partially offset by increased expenses in 2025 from (i) the expansion of our R&D personnel to enhance our capacity for large-scale deployment and (ii) research and development expenses for our Gen-7 vehicle.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased slightly by 1.5% from US$56.7 million in 2024 to US$57.6 million in 2025, attributable primarily to higher personnel expenses incurred to support the accelerated deployment of large-scale commercial operations and increased professional service fees.

Investment income

Our investment income increased from US$20.4 million in 2024 to US$43.0 million in 2025, primarily due to our increased interest on bank time deposit and gains from investments in wealth management products.

Changes in fair value of warrants liability

We did not record any changes in fair value of warrants liability in 2025, as compared to gain in fair value of warrants liability of US$5.6 million recorded in 2024. The changes were primarily due to the expiration of the warrants we granted to an investor.

Changes in fair value of trading securities

We recorded changes in fair value of trading securities of US$128.0 million in 2025, as compared to changes in fair value of trading securities of negative US$21.3 million in 2024. The changes were primarily due to fair value changes of our securities investments.

Other income, net

We recorded other income, net, of US$13.1 million in 2025, as compared to other income, net of US$5.8 million in 2024, primarily attributable to fluctuations in foreign exchange rates.

Income tax benefits (expenses)

Our income tax expenses were US$1 thousand in 2024. We did not record any income tax benefits or expenses in 2025.

Net loss

As a result of the foregoing, we recorded net loss of US$275.0 million and US$76.8 million in 2024 and 2025, respectively.

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

Investment income

Our investment income increased from US$19.4 million in 2023 to US$20.4 million in 2024, primarily due to our increased interest on bank time deposit and gains from our investments in wealth management products.

Changes in fair value of warrants liability

We recorded gains in fair value of warrants liability of US$5.6 million in 2024, as compared to loss in fair value of warrants liability of US$3.0 million in 2023. The changes in fair value of warrants liability were primarily due to the expiration of the warrants we granted to an investor.

Changes in fair value of trading securities

We recorded changes in fair value of trading securities of negative US$21.3 million in 2024, as compared to changes in fair value of trading securities of negative US$4.7 million in 2023. The changes were primarily due to fair value changes of our securities investments.

Other income, net

We recorded other income, net, of US$5.8 million in 2024, as compared to other income, net of US$6.2 million in 2023, primarily attributable to fluctuations in foreign exchange rates.

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

5.B. Liquidity and Capital Resources

Our principal sources of liquidity have been cash raised from the issuance of equity securities. As of December 31, 2025, we had a total of US$1,165.6 million in cash and cash equivalents and short-term investments, of which 21.2% were denominated in Renminbi and held by our PRC subsidiaries. The remaining cash and cash equivalents and short-term investments were denominated in U.S. dollars and held by our company and our subsidiaries in Hong Kong or the United States. Our cash and cash equivalents and short-term investments consist primarily of cash on hand, bank time deposit and highly liquid investments placed with multiple banks or other financial institutions across geographic locations, which are unrestricted for withdrawal or use and have original maturities of 12 months or less. We manage these liquid assets in a prudent manner to mitigate cash management risks.

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

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Net cash used in operating activities	(115,421)	(110,758)	(164,955)
Net cash provided by (used in) investing activities	136,494	(181,267)	(889,160)
Net cash provided by financing activities	89,764	407,389	814,833
Effect of exchange rate changes on cash and cash equivalents	(3,150)	(5,397)	(1,177)
Increase (decrease) in cash and cash equivalents	107,687	109,967	(240,459)
Cash, cash equivalents and restricted cash at beginning of the year	318,518	426,205	536,172
Cash, cash equivalents and restricted cash at end of the year	426,205	536,172	295,713

Operating Activities

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

Net cash used in operating activities was US$110.8 million for the year ended December 31, 2024, attributable primarily to net loss of US$275.0 million, adjusted for (i) a net increase of non-cash items of US$152.1 million, which consisted primarily of share-based compensation, changes in fair value of equity investment and realized losses from investments, depreciation and amortization and non-cash lease expense, and (ii) a net increase of US$12.2 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to the increases in (a) accounts payable and other current liabilities of US$23.2 million, generally in line with our business expansion, and (b) operating lease liabilities of US$7.2 million relating to the new office spaces in Beijing leased in 2024, partially offset by the increases in (a) right-of-assets of US$11.4 million from new leased properties and (b) prepaid expenses and other current assets of US$9.9 million, generally in line with our business expansion.

Net cash used in operating activities was US$165.0 million for the year ended December 31, 2025, attributable primarily to net loss of US$76.8 million, adjusted for (i) a net decrease of non-cash items of US$108.6 million, which consisted primarily of changes in fair value of equity investments, share-based compensation and realized losses from investments, and (ii) a net increase of US$20.4 million in changes in operating assets and liabilities. The net increase in changes in operating assets and liabilities was attributable primarily to (a) the increase in accounts payable and other current liabilities of US$14.2 million, generally in line with our business expansion, and (b) the decrease in prepapid expenses and other current assets of US$11.1 million, partially offset by the increase in right-of-assets of US$6.2 million from new leased properties.

Investing Activities

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

Net cash used in investing activities was US$889.2 million for the year ended December 31, 2025. This was attributable primarily to purchases of short-term investments of US$816.7 million and purchases of long-term investments of US$414.3 million, partially offset by proceeds from the sales and maturities of investments of US$385.6 million.

Short-term investments represent primarily our investments in wealth management products. The underlying assets of these wealth management products include corporate bonds, asset-backed securities and commercial papers, all of which have low-risk profiles. Long-term investments consist primarily of our investments in marketable debt securities, term deposits and certificate of deposits, and equity investments in certain private companies and funds.

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

Net cash provided by financing activities was US$814.8 million for the year ended December 31, 2025. This was attributable primarily to proceeds from issuance of Class A ordinary shares upon the completion of our Listing of US$829.4 million, partially offset by payments made in relation to settlement of RSUs of US$12.6 million.

Capital Expenditures

We made capital expenditures of US$5.1 million, US$11.4 million and US$43.9 million in 2023, 2024 and 2025, respectively. Historically, our capital expenditures were primarily made in connection with the purchases of (i) vehicle and equipment for technology development, production and commercial operations, (ii) computer and equipment, including servers, computers and other network equipment, (iii) leasehold improvement, (iv) software necessary for our technology development and (v) furniture and fixtures. Historically, as our business continued to grow rapidly, our capital expenditures increased over time. We intend to continue to invest in capital expenditures to bolster business expansion, especially with the acceleration of large-scale commercialization.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of regulatory authorities and limits on the amount of capital contributions and loans. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of our initial public offering and the concurrent private placements as well as the proceeds from issuance of Class A ordinary shares upon the completion of our Listing to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—14.E. Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and non-PRC holders of the ADSs or ordinary shares and have a material adverse effect on our results of operations and the value of your investment.”

5.C. Research and Development

We have invested a significant amount of time and effort into research and development of proprietary artificial intelligence, algorithms and software and hardware components to constantly enhance the capability of our Virtual Driver and solidify our technology leadership in the market. As the commercial deployment of our autonomous driving technology progresses, we are also devoted to adapting and optimizing our technology to different commercial use cases. As of December 31, 2025, we had 811 engineers, researchers and scientists whose expertise spans a broad range of disciplines such as vehicle engineering, industry design, AI and machine learning and data analytics. Our research and development teams are responsible for the design, development and testing of our autonomous driving technology.

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

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

5.F. Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2025 included lease commitments.

The following table sets out our lease commitments as of December 31, 2025.

	Payment Due by December 31,
					2029 and
	Total	2026	2027	2028	thereafter

	(in thousands)
Lease commitments	17,904	5,931	4,707	3,292	3,974

5.G. Safe Harbor

See “Forward-Looking Information.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jun Peng	51	Chairman of the Board, Co-founder, Chief Executive Officer
Dr. Tiancheng Lou	40	Director, Co-founder, Chief Technology Officer
Mr. Fei Zhang	53	Director
Mr. Takeo Hamada	58	Director
Dr. Haojun Wang	49	Chief Financial Officer
Mr. Ning Zhang	40	Vice President
Dr. Luyi Mo	37	Vice President
Mr. Jackson Tai	75	Independent Director
Dr. Mark Qiu	62	Independent Director
Ms. Asmau Ahmed	47	Independent Director

Dr. Jun Peng co-founded Pony in 2016 and currently serves as Chairman of the Board and our Chief Executive Officer. Prior to co-founding Pony, Dr. Peng served as the Chief Architect of Baidu (Nasdaq: BIDU, HKEX: 9888) from 2011 to 2016, in charge of the R&D of Baidu’s autonomous driving unit. Prior to that, Dr. Peng worked as a software engineer at Alphabet Inc. (Nasdaq: GOOGL, GOOG) between 2005 and 2011, specializing in back-end and front-end advertising system, and during which he received the highest internal honor, the Google Founder’s Award. Dr. Peng obtained a bachelor’s degree from Tsinghua University, and a Ph.D. degree from Stanford University.

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

Dr. Haojun Wang joined Pony in 2016 and currently serves as our Chief Financial Officer. He also heads our human resources team. He is responsible for our corporate financing transactions and oversees our financial planning and management matters. Prior to joining Pony, Dr. Wang worked at Baidu (Nasdaq: BIDU, HKEX: 9888) as a software architect and then a senior software architect from 2014 to 2016. Prior to that, Dr. Wang worked at IBM (NYSE: IBM) as an advisory software engineer from 2009 to 2014 and worked at Shanghai Online as software engineer from 1998 to 2001. Dr. Wang holds a bachelor’s degree in information engineering from Shanghai Jiao Tong University and a Ph.D. in computer science from University of Southern California.

Mr. Ning Zhang has served as our vice president since 2017. Mr. Zhang currently serves as our vice president, general manager of our Beijing R&D Center and head of our autonomous driving system. Prior to joining Pony, Mr. Zhang worked at Alphabet Inc. (Nasdaq: GOOGL, GOOG) as an engineer from 2014 to 2017. He studied under the tutelage of Academician Yao Qizhi (the only Turing Award winner in China), and was a member of the first Yao Class of Tsinghua University. He received a bachelor’s degree in computer science from Tsinghua University and a master’s degree in computer science from the University of Waterloo in Canada.

Dr. Luyi Mo joined Pony in 2018 and currently serves as our vice president. She is responsible for overseeing our Guangzhou and Shenzhen offices as well as our robotaxi service and operation. Prior to joining Pony, Dr. Mo worked as a senior software engineer at NetEase (Nasdaq: NTES, HKEX: 9999), specializing in game engine development. Dr. Mo holds a bachelor’s degree in mathematics from Zhejiang University and a Ph.D. degree in computer science from the University of Hong Kong. During her university time, Dr. Mo received world champion at the 35th Annual ACM International Collegiate Programming Contest World Finals in 2011, making her the first female world champion from China since 1977.

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

Dr. Mark Qiu has served as our independent director since November 2024. Currently, Dr. Qiu is the chief executive officer and founding managing partner of China Renaissance Capital Investment. Prior to that, Dr. Qiu joined the CNOOC (HKEX: 0883, SSE: 600938) in 2001, and served as the chief financial officer and senior vice president. From 1998 to 2000, Dr. Qiu was with Salomon Smith Barney, last as the head of its Asia oil and gas investment banking group. From 1993 to 1997, Dr. Qiu held various positions with Atlantic Richfield Corporation. From 1990 to 1993, Dr. Qiu served as a staff consultant with RHR International. Dr. Qiu received a Bachelor of Science degree from Hangzhou University in 1984, a Master of Science in decision science from the University of Texas at Arlington in 1987, a Doctor of Philosophy in decision science from the same institution in 1990, and an MBA from the Massachusetts Institute of Technology in 1998.

Ms. Asmau Ahmed has served as our independent director since November 2024. Ms. Ahmed currently serves as the director of QuinStreet, Inc (Nasdaq: QNST) since July 2021 and of blackcomputeHER since July 2018. Previously, Ms. Ahmed served as a managing director at Alphabet Inc. (Nasdaq: GOOGL, GOOG) from July 2021 to April 2024. From September 2018 to July 2021, Ms. Ahmed served as an SVP/managing director at Bank of America. From September 2016 to August 2018, Ms. Ahmed served as a digital product executive at Capital One (NYSE: COF). From January 2012 to December 2017, Ms. Ahmed was a founder, chief executive officer, and board member at Plum Perfect. From September 2006 to November 2012, Ms. Ahmed served as a management consultant at Deloitte. She has also been a member of the board of advisors of the Yale Entrepreneurial Society. Ms. Ahmed received a bachelor’s degree from the University of Virginia and an MBA from Columbia Business School.

6.B. Compensation

For the year ended December 31, 2025, the aggregate amount of remuneration (excluding share-based compensation expenses) for our then directors and executive officers was US$7.3 million. We have not set aside or accrued any amount to provide for pension, retirement or other similar benefits to our directors and executive officers. For equity incentive grants to our directors and executive officers, see “— Equity Incentive Plans.”

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

As of December 31, 2025, awards with options to purchase a total of 1,621,005 share options and 8,159,605 restricted share units corresponding to a total of 9,780,610 underlying Class A ordinary shares had been granted and are outstanding under the 2016 Share Plan, among which 1,520,090 share options and 708 restricted share units had become vested. The 2016 Share Plan does not involve any further grant of awards by the Company after the Listing.

The following paragraphs summarize the terms of the 2016 Share Plan.

Types of Awards. The 2016 Share Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units. Options may be ISOs (as described in Code Section 422(b)) intended to qualify under Code Section 422 or non-statutory options not intended to so qualify.

Plan Administration. The 2016 Share Plan shall be administered by one or more committees and each committee shall consist of one or more members of the Board who have been appointed by the Board.

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

Payment for Shares. The entire purchase price or exercise price of shares issued under the 2016 Share Plan shall be payable in cash or cash equivalents at the time when such Shares are purchased, except as otherwise provided. In addition, the Board in its sole discretion may also permit payment through any of the methods: (i) services rendered, (ii) promissory note, (iii) surrender of shares, (iv) exercise/sale, (v) net exercise, and (vi) other forms of payment.

Restricted Share Unit Award Agreement. Under the 2016 Share Plan, each award of restricted share unit award shall be evidenced by a restricted share unit award agreement between the grantee and our company. Each restricted share unit award may or may not be subject to vesting, as determined by the Board in its sole discretion. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the restricted share unit award agreement. The holders of restricted share unit awards shall have no voting rights.

Settlement of Restricted Share Unit Awards. Settlement of any vested restricted share unit award may be made in the form of (a) shares, (b) cash or (c) any combination of both, as determined by the Board in its sole discretion. The actual number of restricted share units eligible for settlement may be larger or smaller than the number included in the original restricted share unit award, based on predetermined performance factors. Methods of converting restricted share units into cash may include (without limitation) a method based on the average fair market value of a share over a series of trading days.

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

The following table summarizes, as of December 31, 2025, the number of Class A ordinary shares underlying options, restricted share units and other equity awards that we granted to our current directors and executive officers and are outstanding under the 2016 Share Plan:

Class A Ordinary
	Shares Underlying	Purchase or
	Options or Restricted	Exercise Price
	Share Units	(US$/Share)	Date of Grant	Date of Expiration
Dr. Jun Peng	—	—	—	—
Dr. Tiancheng Lou	354,167	N/A(1)	December 4, 2024	December 3, 2034
Mr. Fei Zhang	—	—	—	—
Mr. Takeo Hamada	—	—	—	—
Dr. Haojun Wang	115,517	US$0.0005	December 5, 2016	December 4, 2026
	350,969	N/A(1)	Various dates from May 15, 2023 to December 4, 2024	Various dates from May 14, 2033 to December 3, 2034
Mr. Ning Zhang	10,417	US$0.82	July 18, 2019	July 17, 2029
	324,669	N/A(1)	Various dates from May 28, 2021 to December 4, 2024	Various dates from May 27, 2031 to December 3, 2034
Dr. Luyi Mo	13,334	US$1.65	April 23, 2020	April 22, 2030
	260,850	N/A(1)	Various dates from May 28, 2021 to December 4, 2024	Various dates from May 27, 2031 to December 3, 2034
Mr. Jackson Peter Tai	—	—	—	—
Dr. Mark Qiu	—	—	—	—
Ms. Asmau Ahmed	—	—	—	—
All directors and executive officers as a group	1,429,923	—	—	—

Notes:

(1)	No exercise price with respect to restricted share units held by such individual(s).

As of December 31, 2025, the total number of Class A ordinary shares underlying the options and restricted share units that we granted to our current directors and executive officers as a group and are outstanding was 1,429,923 under the 2016 Share Plan. As of the same date, our employees and other qualified individuals other than members of our senior management as a group held a total of 1,481,737 outstanding share options and 6,868,950 outstanding restricted share units under the 2016 Share Plan, which will entitle them to acquire 8,350,687 Class A ordinary shares of our company.

2026 Share Scheme

We adopted a new employee equity incentive scheme (the “2026 Share Scheme”) on April 2, 2026. The purposes of the 2026 Share Scheme are (i) to align the interests of Eligible Persons (as defined in the terms of the 2026 Share Scheme) with those of our group through ownership of Award Shares (as defined in the terms of the 2026 Share Scheme), dividends and other distributions paid on Award Shares and/or the increase in value of the Award Shares; (ii) to recognize and reward Eligible Persons for their contribution to our group; and (iii) to encourage and retain Eligible Persons to make contributions to the long-term development of our group. The maximum number of ordinary shares that may be issued pursuant to equity awards granted under the 2026 Share Scheme is 43,354,155, subject to certain adjustments pursuant to the terms of the 2026 Share Scheme.

The following paragraphs summarize the terms of the 2026 Share Scheme.

Types of Awards. The 2026 Share Scheme permits the grant of awards, which may take the form of options, restricted share units, restricted shares or other share-based incentives as determined by our board of directors or the Scheme Administrator (as defined below) in accordance with the terms of the scheme rules. Such awards may vest in the form of shares or, at the discretion of our board of directors or the Scheme Administrator, in cash based on the actual selling price of the underlying shares.

Plan Administration. The 2026 Share Scheme shall be administered by the committee of our board of directors or person(s) to which our board of directors has delegated its authority (as applicable) to (the “Scheme Administrator”).

Eligibility. Subject to the terms of the rules of the 2026 Share Scheme, employees, directors, consultants and such other eligible participants as may be determined by our board of directors or the Scheme Administrator shall be eligible to receive awards under the 2026 Share Scheme.

Grant or Award Agreement. Under the 2026 Share Scheme, each award shall be evidenced by an award agreement or other documentation between the participant and our Company, in such form as may be approved by our board of directors or the Scheme Administrator. Each award shall be subject to the applicable terms and conditions of the 2026 Share Scheme and such additional terms and conditions, not inconsistent with the Scheme Rules, as our board of directors or the Scheme Administrator may determine. The terms of awards granted under the 2026 Share Scheme need not be identical.

Payment for Shares. To the extent applicable, the purchase price or exercise price of shares issued pursuant to an award under the 2026 Share Scheme shall be payable in cash or cash equivalents, unless otherwise determined by our board of directors or the Scheme Administrator. Subject to applicable laws and the terms of the scheme rules, our board of directors or the Scheme Administrator may permit payment to be made by such other methods as it may determine, including (i) the surrender of shares, (ii) cashless exercise or net exercise arrangements, or (iii) any other form of payment permitted under applicable laws.

Amendment, Suspension or Termination of the 2026 Share Scheme. Our board of directors or the Scheme Administrator may amend, suspend or terminate the 2026 Share Scheme at any time. To the extent required by applicable law or the rules of any applicable stock exchange, any material amendment to the 2026 Share Scheme shall be subject to approval by our shareholders. No shareholder approval shall be required for any other amendment of the 2026 Share Scheme.

6.C. Board Practices

Board of Directors

Our board of directors consists of seven directors, including three independent non-executive directors, namely Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the Nasdaq rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”), a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We established an audit committee, a compensation committee, a nomination committee and a corporate governance committee in compliance with the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 thereunder (the “Corporate Governance Code”). We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Mr. Jackson Tai. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Dr. Mark Qiu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act, subject to further approval by the board;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	reviewing and reassessing the adequacy of the committee charter annually;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	monitoring compliance with our code of business conduct and ethics, and establishing and overseeing procedures for the handling of complaints and whistleblowing;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	reporting regularly to the board; and
●	assuming other duties and responsibilities as required under the Hong Kong Listing Rules.

Compensation Committee. Our compensation committee consists of Dr. Jun Peng, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Dr. Mark Qiu. We have determined that each of Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	reviewing and approving the compensation for our executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	reviewing and recommending to the board for any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing and reassessing the adequacy of the committee charter annually;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management;
●	reporting regularly to the board; and
●	assuming other duties and responsibilities as required under the Hong Kong Listing Rules.

Nomination Committee. Our nomination committee consists of Dr. Jun Peng, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Dr. Mark Qiu. We have determined that each of Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nomination committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, judgment, skills, experience, expertise, diversity and availability of service to us;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee, the compensation committee and the corporate governance committee, as well as of the nomination committee itself;
●	reviewing and reassessing the adequacy of the committee charter; and
●	supporting our regular evaluation of the performance and effectiveness of the board as a whole.

Corporate Governance Committee. Our corporate governance committee consists of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, and is chaired by Dr. Mark Qiu. We have determined that each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The corporate governance committee assists the board in reviewing our actions in furtherance of our corporate social responsibility and developing a set of applicable corporate governance principles. The corporate governance committee is responsible for, among other things:

●	developing, reviewing and recommending to the board policies and practices on corporate governance;
●	reviewing and monitoring the training and continuous professional development of directors and senior management;
●	reviewing and monitoring our policies and practices on compliance with legal and regulatory requirements;
●	reviewing our compliance with the Corporate Governance Code and disclosure in the corporate governance report;

●	reviewing and monitoring all risks related to our weighted voting rights structure and the management of conflicts of interests, make a recommendation to the board on any matter where there is any risk or a potential conflict of interest between the Company and any beneficiary of weighted voting rights, and confirm, on an annual basis, that the beneficiaries of weighted voting rights have complied with certain Hong Kong Listing Rules;
●	developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors;
●	reviewing and reassessing the adequacy of the committee charter;
●	reporting regularly to the board; and
●	assuming other duties and responsibilities as required under the Hong Kong Listing Rules.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our tenth amended and restated memorandum and articles of association that is currently effective, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, appointing officers and determining their terms of offices and responsibilities, and (iii) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in case of an equality of votes at a board meeting, the chairman of our board of directors has a second or casting vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each of our executive directors has entered into a director agreement with us on October 23, 2025, pursuant to which such executive director is appointed for an initial term of three years or until third annual general meeting after November 6, 2025, the date on which our Class A ordinary shares were listed on the Hong Kong Stock Exchange. Either party may terminate such agreement by giving 30 days’ written notice. Our executive directors do not receive any director’s fees under the current arrangement. Each of our non-executive directors and independent non-executive directors has entered into a director agreement with us on October 23, 2025, pursuant to which each such director is appointed for a term of three years or until the third annual general meeting after November 6, 2025, whichever is earlier. Either party may terminate such agreement by giving not less than 30 days’ written notice.

The office of a director shall be vacated if, among other things, the director (i) gives notice in writing to our Company that he or she resigns the office of director; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or rules of the Nasdaq or The Stock Exchange of Hong Kong Limited from being a director; (iv) is found to be or becomes of unsound mind; and (v) is removed from office pursuant to any other provisions of our tenth amended and restated memorandum and articles of association.

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

6.D. Employees

We pride ourselves on the talent, passion, and dedication of our employees, who are united in our vision to make autonomous mobility safe, sustainable and accessible to people and businesses around the world. We had a total of 1,669 employees as of December 31, 2025. A substantial majority of our employees are based in China, with the remaining located in Fremont, California. The following table sets forth the breakdowns of our employees by functions as of December 31, 2025:

	Number of
Function	Employees	Percentage
Research and development	745	44.6%
Technology deployment and production	255	15.3%
Operation	481	28.8%
Sales, general and administration	188	11.3%
Total	1,669	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions with respect to his or her employment.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. Dr. Jun Peng, our Chief Executive Officer and chairman of the board, and Dr. Tiancheng Lou, our Chief Technology Officer and director, beneficially own Class B ordinary shares.

The calculations in the table below are based on 433,541,553 ordinary shares, including 352,452,783 Class A ordinary shares and 81,088,770 Class B ordinary shares issued and outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A Ordinary	Class B Ordinary	Total ordinary	% of aggregate
	Shares	Shares	shares	voting power*
Directors and Executive Officers:†
Dr. Jun Peng(1)	—	60,000,000	13.8%	51.6%
Dr. Tiancheng Lou(2)	191,025	21,088,770	4.9%	18.1%
Mr. Fei Zhang	1,031,880	—	0.2%	0.1%
Mr. Takeo Hamada	—	—	—	—
Dr. Haojun Wang	1,421,543	—	0.3%	0.1%
Mr. Ning Zhang	612,539	—	0.1%	0.1%
Dr. Luyi Mo	335,526	—	0.1%	0.0%
Mr. Jackson Tai	7,525	—	0.0%	0.0%
Dr. Mark Qiu	7,525	—	0.0%	0.0%
Ms. Asmau Ahmed	7,525	—	0.0%	0.0%
All directors and executive officers as a group	3,615,088	81,088,770	19.5%	70.0%
Principal Shareholders:
Dr. Jun Peng(1)	—	60,000,000	13.8%	51.6%
Toyota Motor Corporation(3)	42,453,831	—	9.8%	3.6%
Entities affiliated with HongShan(4)	22,615,083	—	5.2%	1.9%
Dr. Tiancheng Lou(2)	191,025	21,088,770	4.9%	18.1%
*

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Our current issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, collectively beneficially own all of our issued Class B ordinary shares and collectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†	The address of our directors and executive officers is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People’s Republic of China.
(1)	Represents (i) 43,988,000 Class B ordinary shares held of record by Dr. Jun Peng, (ii) 13,990,000 Class B ordinary shares held of record by the voting trust set up by Dr. Peng as its trustee and Dr. Peng and his family member being beneficiaries (the “Voting Trust”) for the benefit of Dr. Jun Peng, (iii) 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Dr. Jun Peng, and (iv) 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Dr. Jun Peng. The sole trustee of the Voting Trust is Dr. Jun Peng, and the trustee of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Juan Xu.

(2)	Represents (i) 80,197 Class A ordinary shares held of record by Dr. Tiancheng Lou, (ii) 110,828 Class A ordinary shares held of record by IWAY LLC, a Delaware company wholly owned by Dr. Tiancheng Lou, (iii) 19,068,770 Class B ordinary shares held of record by IWAY LLC, and (iv) 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Dr. Tiancheng Lou. The registered address of IWAY LLC is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.
(3)	Represents 42,453,831 Class A ordinary shares held of record by Toyota Motor Corporation, a company incorporated in Japan. The registered address of Toyota Motor Corporation is 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota Motor Corporation is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and the London Stock Exchange. Toyota Motor Corporation is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange. Information set forth above is based upon Toyota Motor Corporation’s Schedule 13G filing with the SEC on February 14, 2025.
(4)	Represents (i) 19,024,198 Class A ordinary shares (including in the form of ADS) held of record by HSG Venture VI Holdco, Ltd., and (ii) 3,590,885 Class A ordinary shares (including in the form of ADS) held of record by HSG Venture VII Holdco, Ltd. HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. The registered address of each of HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. is Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong. Information set forth above is based upon HSG Venture VI Holdco, Ltd.’s Schedule 13G filing with the SEC on November 14, 2025.

To our knowledge, as of March 31, 2026, a total of 1,110,828 Class A ordinary shares and 81,088,770 Class B ordinary shares were held by record holders in the United States, respectively, representing 19.0% of the outstanding ordinary shares. In addition, 169,489,156 Class A ordinary shares were held by the depositary of our ADS program, a record holder in the United States as of the same date. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The table below sets forth the major related parties and their relationships with us as of December 31, 2025.

Name of related parties	Relationship with our company
Toyota Motor Corporation (“TMC”)	Our shareholder
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron
Dr. Tiancheng Lou	Our director, shareholder and Chief Technology Officer
Zhuifeng Intelligent Technology (Guangzhou) Co., Ltd (“Zhuifeng Intelligent”)	Equity method investee

The table below sets forth our material related party transactions for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Revenues
TMC	612	107	75
Sinotrans	22,491	30,719	29,625
Zhuifeng Intelligent	—	—	1,111
Total	23,103	30,826	30,811

	Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Operating and finance lease
Cost:
Sinotrans	1,191	1,433	839
Selling, general and administrative expenses:
Sinotrans	37	37	37
Interest expense:
Sinotrans	107	111	75
Interest income
Dr. Tiancheng Lou (1)	21	—	—

We have conducted transactions with TMC, our principal shareholder, in the ordinary course of our business. We have rendered engineering solution services to TMC in exchange for service fees of US$0.6 million in 2023, US$0.1 million in 2024 and US$0.1 million in 2025. We have also conducted transactions with Sinotrans, a non-controlling shareholder of our subsidiary Cyantron, in the ordinary course of our business. We offered virtual driver operation and other related services to Sinotrans in exchange for services fees of approximately US$22.5 million in 2023, US$30.7 million in 2024 and US$29.6 million in 2025. We have conducted transactions with Zhuifeng Intelligent, one of our equity method investees, in the ordinary course of our business. We offered engineering solutions services to Zhuifeng Intelligent in exchange for service fees of nil in 2023, nil in 2024 and US$1.1 million in 2025.

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Amounts due from related parties
TMC	165	5	7
Sinotrans	5,485	8,317	10,153
Zhuifeng Intelligent	—	—	1,178
Total	5,650	8,322	11,338

	As of December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Amounts due to related parties
Sinotrans	—	900	1,422
Total	—	900	1,422

	As of December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Operating and finance lease
Operating lease liabilities
Sinotrans	108	73	39
Finance lease liabilities
Sinotrans	2,431	1,688	1,334
(1)	In 2018, we offered a promissory note to Dr. Tiancheng Lou in the principal amount of US$2.9 million to cover the income taxes resulting from certain equity awards granted to him. The promissory note has been repaid by Dr. Tiancheng Lou in March 2023. In connection with this promissory note, interest income of us due from Dr. Tiancheng Lou was US$83 thousand in 2022, and US$21 thousand in 2023. In March 2023, Dr. Tiancheng Lou (through his affiliated shareholding entity) entered into a share repurchase agreement with us, pursuant to which we repurchased a certain amount of Series A preferred shares for a total cash consideration of US$4.8 million, subject to customary closing conditions. Dr. Tiancheng Lou used such cash proceeds to repay the promissory note.

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

We may declare dividends subject to relevant laws of the Cayman Islands and our tenth amended and restated memorandum and articles of association, but no dividend may be declared in excess of the amount recommended by our board of directors. Our tenth amended and restated memorandum and articles of association provide that no dividend or other distribution shall be paid except out of the realized or unrealized profits of our company, out of the share premium account of our company or as otherwise permitted by relevant laws of the Cayman Islands. As a holding company incorporated under the laws of the Cayman Islands, the financial position of accumulated deficit does not prohibit our company from declaring and paying dividends to our shareholders. Dividends may still be declared and paid out of the share premium account notwithstanding the profitability, provided that our tenth amended and restated memorandum and articles of association do not prohibit such payment and our company is able to pay its debts as they fall due in the ordinary course of business immediately after such payment. The declaration of dividends is subject to the discretion of our board of directors, and the form, frequency and amount will depend upon our company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Depending on the financial conditions of our company and its subsidiaries and the conditions and factors set out above, our board of directors may recommend and/or declare the following dividends: (a) final dividends; (b) interim dividends; (c) special dividend; and (d) any distribution of net profits that our board of directors may deem appropriate. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since November 6, 2025 under the stock code “2026.”

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares have been listed on the Nasdaq Global Select Market since November 27, 2024 under the symbol “PONY.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since November 6, 2025 under the stock code “2026.”

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

We incorporate by reference into this annual report our tenth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 4.1 to our registration statement on Form S-8 filed with the SEC on April 2, 2026. We adopted our tenth amended and restated memorandum and articles of association by a special resolution of our shareholders on April 2, 2026, which became effective on April 2, 2026.

The following are summaries of material provisions of our tenth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our tenth amended and restated memorandum and articles of association and the Companies Act. Our tenth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or as otherwise permitted under the Companies Act. Dividends may also be declared and paid out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion Rights. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to our company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Class B ordinary shares shall be automatically converted into Class A ordinary shares upon the occurrence of certain specified events as set out in our tenth amended and restated memorandum and articles of association.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the listing rules of the Hong Kong Stock Exchange to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of not less than a simple majority of all votes, cast by those shareholders entitled to vote who are present (in any manner permitted under our tenth amended and restated memorandum and articles of association) or by proxy at a general meeting, while a special resolution requires the affirmative vote of not less than three-fourths of all votes, cast by those shareholders entitled to vote who are present (in any manner permitted under our tenth amended and restated memorandum and articles of association) or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our tenth amended and restated memorandum and articles of association.

General Meetings of Shareholders. A quorum required for a meeting of shareholders consists of shareholders holding a 10% of all votes attaching to the issued and outstanding shares entitled to vote at general meetings (on a one vote per share basis) present (in any manner permitted under our tenth amended and restated memorandum and articles of association) or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Our tenth amended and restated memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-tenth of the voting rights, on a one vote per share basis, attaching to the issued shares that as at the date of the deposit carry the right to vote at general meetings (excluding treasury shares, if any). If the directors do not call such meeting within twenty-one (21) days from the date of the deposit of the requisition, the requisitionists may themselves convene a general meeting. Our tenth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least twenty-one (21) days is required for the convening of our annual general meeting and advance notice of at least fourteen (14) days is required for the convening of other general meetings unless shorter notice is agreed to by the shareholders in accordance with our articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our tenth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors (which is consistent with the standard form of transfer as prescribed by the Nasdaq or the Hong Kong Stock Exchange as appropriate).

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

The registration of transfers may, after compliance with any notice required by the Nasdaq or the Hong Kong Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) calendar days in any year as our board may determine.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our Company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors, or are otherwise authorized by our tenth amended and restated memorandum and articles of association, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including the share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) or shares representing a portion of that class, whether or not our company is being wound- up, may be varied with the consent in writing of not less than three-fourths of the voting rights of issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series by shareholders holding shares representing three-fourths of the number of issued shares of that class present (in any manner permitted by our tenth amended and restated memorandum and articles of association) and voting at such meeting. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares. Our tenth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our tenth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our tenth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report during the two years immediately preceding the date of this annual report.

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

This discussion applies to you only if you are a U.S. Holder (as defined below) and you hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:

●	a financial institution;
●	an insurance company;
●	a regulated investment company;
●	a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
●	a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;
●	a tax-exempt entity, “individual retirement account” or “Roth IRA”;

●	a person that owns directly, indirectly or constructively ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value;
●	a person that acquired the ADSs or our Class A ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	a person that holds ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that holds the ADSs or Class A ordinary shares you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the active conduct of a business and meet certain requirements). Cash and cash equivalents are generally passive assets for these purposes. The value of a company’s goodwill and other intangibles are treated as active assets under the PFIC rules to the extent associated with business activities that produce active income. For purposes of the above calculations, under a look-through rule, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the equity interests of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Under the PFIC rules, assets are generally measured based on their fair market value. However, if a non-U.S. corporation is a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) that is not publicly traded, the assets of such non-publicly traded CFC are measured based on their adjusted tax basis, rather than their market value. The measurement rule described in the preceding sentence applies for purposes of determining the CFC’s own PFIC status, as well as the PFIC status of its direct or indirect publicly traded parent. Because certain of our shareholders or their related persons are U.S. persons who are expected to own more than 50% of our voting power, we and our subsidiaries are expected to be CFCs. Accordingly, for purposes of the PFIC rules Pony AI Inc.’s own assets will be measured based on their market value, but the assets of Pony AI Inc.’s subsidiaries that are CFCs will be measured by reference to the assets’ adjusted tax basis, if any, which may be significantly lower than the assets’ fair market value. Whether Pony AI Inc. is a PFIC for any taxable year may therefore depend, in part, on the extent to which the total value of our group’s goodwill and other intangible assets are owned by Pony AI Inc., rather than by our subsidiaries that are CFCs. We have not determined the extent to which our goodwill and other intangible assets are owned by Pony AI Inc., and do not maintain calculations of the adjusted tax basis of the assets of our subsidiaries for U.S. federal income tax purposes, which may make it difficult for us or our shareholders to determine whether we were a PFIC for our taxable year ended December 31, 2025 and whether we will be a PFIC for our current taxable year or any future taxable year. If the value of our goodwill and other intangible assets (determined, in large part, by reference to our market capitalization) were allocable in its entirety to Pony AI Inc., we believe we would not be treated a PFIC for 2025, but as described above there is substantial uncertainty in this respect. Furthermore, even if the value of our assets for purposes of the PFIC asset test is determined in whole or in part by reference to their fair market value, the fair market value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been and may continue to be volatile. Therefore, because we hold a substantial amount of cash, there is a significant risk that we will be a PFIC for the current or any future taxable year if the fair market value of our goodwill and other intangible assets is determined by reference to our market capitalization and our market capitalization remains volatile or declines. Due to these uncertainties, there is a substantial risk that we will be a PFIC for any taxable year under the asset test.

In addition, we currently have a substantial amount of investment income and our total gross income may vary from year to year. We may be a PFIC for any taxable year if our investment and other passive income for such taxable year constitutes 75% or more of our total gross income (as determined for U.S. federal income tax purposes) for such taxable year.

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

Alternatively, if we are a PFIC and if the ADSs, or Class A ordinary shares, as applicable, are “regularly traded” on a “qualified exchange” (each as defined in applicable Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs or Class A ordinary shares that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs or Class A ordinary shares will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs or Class A ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs are currently listed, is a qualified exchange for this purpose. The Class A ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for this purpose. If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs or Class A ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs or Class A ordinary shares over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs or Class A ordinary shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs or Class A ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs or Class A ordinary shares will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the ADSs or Class A ordinary shares cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC. As a result, if you make a mark-to-market election with respect to the ADSs or Class A ordinary shares, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

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

We currently do not intend to make distributions to our shareholders and ADS holders. Any distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax law, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends received deduction. Because our ADSs are listed on the Nasdaq Global Select Market, if you are a non-corporate U.S. Holder of ADSs, dividends paid to you with respect to your ADSs may be taxable at a favorable rate, subject to applicable holding period and other requirements, and provided that we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year. Although our Class A ordinary shares are not traded on an established securities market in the United States, they are exchangeable for ADSs that are so traded, and for U.S. federal income tax purposes they are treated as the same class of shares as the ADSs. Therefore, it is not entirely clear whether dividends paid on Class A ordinary shares that are not represented by ADSs would be eligible for the favorable rate described above. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations generally (e.g., taking into account whether we are or were a PFIC for any taxable year) and in your particular circumstances.

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

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credits in respect of any PRC tax on a disposition. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, other limitations under the foreign tax credit rules may preclude you from claiming, in whole or in part, a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. You should consult your tax adviser regarding the consequences to you of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

Any Hong Kong stamp duty imposed on dealings in our Class A ordinary shares or ADSs, as detailed under “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Dual Listing -- There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of the ADSs following our initial public offering in Hong Kong and listing of our Class A ordinary shares on the Stock Exchange,” will not be creditable against your U.S. federal income tax liability. However, Hong Kong stamp duty paid by you may increase your tax basis in the ADSs or Class A ordinary shares if you are a buyer of the securities, or reduce the amount of gain (or increase the amount of loss) recognized by you upon the sale or other disposition of the ADSs or Class A ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N E, Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Fees and Expenses

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

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;

●	the Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	the Accounting and Financial Reporting Council of Hong Kong transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her Class A ordinary shares in his/her stock account or in his/her designated HKSCC participant’s stock account maintained with the Central Clearing and Settlement System established and operated by HKSCC (“CCASS”), settlement will be effected in CCASS in accordance with the General Rules of HKSCC and the operational procedures of HKSCC in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the Stock Exchange. Under the Hong Kong Listing Rules and the General Rules of HKSCC and the operational procedures of HKSCC in effect from time to time, the date of settlement must be the second settlement day (a day on which the settlement services of CCASS are open for use by HKSCC participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of HKSCC and the operational procedures of HKSCC in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Converting Class A Ordinary Shares Trading in Hong Kong to ADSs

The Depositary for our ADSs is Deutsche Bank Trust Company Americas, whose office is located at 1 Columbus Circle, New York, NY 10019, United States. The certificated ADSs are evidenced by certificates referred to as ADRs that are issued by the Depositary. Holders of Class A ordinary shares registered on the Hong Kong share register are able to convert these Class A ordinary shares into ADSs, and vice versa, subject to certain exceptions as provided herein, in particular that our Class A ordinary shares issued in the Global Offering will not be accepted by the Depositary for deposit in our existing ADR facility during the 40 days period from the closing of the Global Offering.

An investor who holds the Class A ordinary shares registered in Hong Kong and wishes to receive delivery of ADSs that trade on Nasdaq must deposit or have his/her broker deposit the Class A ordinary shares with the Depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, as the custodian, in exchange for ADSs. A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

(a)If the Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the Depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his/her broker.

(b)If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his/her Class A ordinary shares into the CCASS for delivery to the Depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

(c)Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable and subject in all cases to the terms of the deposit agreement, the Depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the letter of transmittal.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares trading in Hong Kong

An investor who holds ADSs and wishes to convert his or her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw the Class A ordinary shares from our ADS program and cause his/her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange. An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedures of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the Depositary’s account with the custodian within the CCASS to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

(a)To withdraw the Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the Depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the Depositary. Those instructions must have a Medallion signature guarantee.

(b)Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will instruct the custodian to deliver the Shares underlying the canceled ADSs to the CCASS account designated by the investor.

(c)If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal of the Class A ordinary shares from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed. Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery of Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary requirements

Before the Depositary delivers ADSs or permits withdrawal of the Class A Shares, the Depositary may require:

(a)production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

(b)compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including, but not limited to, completion and presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the Depositary or of the Hong Kong Share Registrar or Cayman share register are closed or at any time if the Depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of the Class A ordinary shares to effect a withdrawal from or deposit of the Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer or deposit. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of the Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of the Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of the Class A ordinary shares into, or withdrawal of the Class A ordinary shares from, the ADS facility.

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

For the period from November 26, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$20.5 million, which included US$12.9 million in underwriting discounts and commissions for the initial public offering and approximately US$7.6 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$417.8 million from our initial public offering and the concurrent private placements in November 2024. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering and the concurrent private placements were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 26, 2024, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2025, we used approximately US$129.9 million of the net proceeds received from our initial public offering and the concurrent private placements for investment in technology and product development, expanding our branding and marketing efforts, further growing our user base and for other general corporate purpose.

We still intend to use the remainder of the net proceeds from our initial public offering and the concurrent private placements as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this annual report.

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

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Mark Qiu, an independent director (under the standards set forth in NASDAQ Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and a member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq.

ITEM 16B.CODE OF ETHICS

On October 23, 2025, our board of directors has adopted an amended version of code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics, as amended, as Exhibit 11.1 to this annual report on Form 20-F and posted a copy of our code of business conduct and ethics on our website at ir.pony.ai. We hereby undertake to provide any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2024	2025
	US$	US$

	(in thousands)
Services
Audit Fees and Audit-related Fees(1)	1,530	1,959
Tax Fees(2)	39	42
Total	1,569	2,001
(1)	Audit Fees and Audit-related Fees Audit fees means the aggregate fees billed for professional services rendered by principal auditors for the audit of the Group’s annual financial statements. Audit-related fees are fees billed by the auditor for assurance and related services that are reasonably related to the performance of the audit and review of the Group’s financial statements.
(2)	Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal years for professional services rendered by our principal auditors for tax compliance and tax advices.

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

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that: (i) does not require that a majority of our board of directors satisfy the “independence” requirements of Rule 5605 of Nasdaq Stock Market Rules, (ii) does not require each member of our compensation committee and nomination committee to be an independent director, (iii) does not require that director nominees be either selected or recommended by independent directors, (iv) does not necessarily require us to seek shareholder approval prior to the issuance of securities in connection with the acquisition of stock or assets of another company, and (v) does not require us to seek shareholders’ approval for amending our adopted share incentive plans, expect for amendment that require shareholders’ approval under the Hong Kong Listing Rules. In the future, we may rely on other exemptions provided by Nasdaq to the extent also allowed under the laws and regulations in Hong Kong (including the Hong Kong Listing Rules). See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs and Our Ordinary Shares—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

In accordance with NASDAQ Stock Market Rule 5250(d)(1), we will post this annual report on Form 20-F on our company website at https://ir.pony.ai/. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our company’s securities by directors, officers, employees and relevant persons that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards and the Hong Kong Stock Exchange relating to insider trading. A copy of our insider trading policy, as amended, is filed as exhibit 11.2 to this annual report on Form 20-F.

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

As of the date of this annual report, we did not identify any cybersecurity threats that had materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Any error, bug, vulnerability, systems defect or failure, disruption or unauthorized access, such as cyber-attacks, to the servers, networks, IT infrastructure and data processing systems we rely on due to internal or external factors could diminish demand for our products and services, harm our business, our reputation, our financial condition and results of operations and subject us to liability” on page 33 of this annual report.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Pony AI Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant’s registration statement on Form S-8 (File No. 333-294844) initially filed with the SEC on April 2, 2026)

2.1

Registrant’s Specimen Certificate for American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form F-1 (File No. 333-282700) initially filed on October 17, 2024, as amended)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form S-8 (File No. 333-294844) initially filed with the SEC on April 2, 2026)

2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

2.4

Description of Registrant’s Securities (incorporated herein by reference to Exhibit 2.4 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (File No. 001-42409), filed with the Commission on April 25, 2025)

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

4.4*	Form of Director Agreement with each of the Registrant’s non-executive directors

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

4.7	2026 Share Scheme (incorporated herein by reference to Exhibit 10.1 to the Registrant’s registration statement on Form S-8 (File No. 333-294844) initially filed with the SEC on April 2, 2026)

Exhibit Number	Description of Document

8.1*	Principal Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2*	Pony AI Inc. Statement of Policy Concerning Trading in Company Securities

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Haiwen & Partners

15.2*	Consent of Walkers (Hong Kong)

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

97.1

Pony AI Inc. Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 25, 2025)

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

Date: April 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pony AI Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pony AI Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and Development (“R&D”) Expenses

Critical Audit Matter Description

As described in note 2(n) to the financial statements, the R&D costs are expensed as incurred, and consist primarily of (i) personnel costs representing salaries, benefits, share-based compensation, and bonuses for the R&D personnel; (ii) direct input of materials and supplies expenses in relation to the R&D; and (iii) certain other expenses, such as office rental expenses, bandwidth and data center expenditures, utilities, depreciation of equipment and other expenses incurred for the R&D. The R&D expenses for the year ended December 31, 2025 was US$217.4 million.

We identified the R&D expenses as a critical audit matter because the audit of the R&D expenses required significant audit effort in performing audit procedures to address the risk of misstatement related to the R&D expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to addressing this critical audit matter comprised of the following control testing and substantive procedures, among others:

●	We tested the Company’s design and implementation of internal controls around the R&D expenses and the operating effectiveness of the relevant controls identified.
●	We performed substantive testing procedures over the R&D expenses, including:
●	We developed an independent expectation of payroll expenses based on headcount, and salary and bonus information and compared to payroll expenses recorded by management and tested the classification of payroll expenses to R&D expenses on a sample basis, which included matching samples to their respective departments and employment contracts and based on their charged monthly working hours.
●	We tested the share-based compensation expenses of share awards granted to the R&D employees and the depreciation and amortization calculations of the R&D related assets.
●	We tested other R&D expenses on a sample basis, which included tracing relevant information to the underlying contracts, purchase orders, invoices received and assessed the nature of such expenses for appropriate R&D classification.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2026

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Pony AI Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Pony AI Inc. and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 22, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 22, 2026

PONY AI INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in USD thousands, except share, per share and per ADS data)

		As of December 31,
	Note	2024	2025
Assets
Current assets:
Cash and cash equivalents		535,976	293,489
Restricted cash, current		21	1,936
Short-term investments (including short-term investments measured at fair value of $209,035 and $872,158 as of December 31, 2024 and 2025, respectively)	6	209,035	872,158
Accounts receivable, net		28,555	23,644
Amounts due from related parties, current	15	8,322	11,338
Prepaid expenses and other current assets		52,713	48,074
Total current assets		834,622	1,250,639
Non-current assets:
Restricted cash, non-current		175	288
Property, equipment and software, net	7	17,241	60,467
Operating lease right-of-use assets	9	13,342	14,811
Long-term investments (including long-term investments measured at fair value of $93,449 and $129,876 as of December 31, 2024 and 2025, respectively)	5,6	130,799	454,942
Prepayment for long-term investments		52,823	25,000
Other non-current assets		1,819	6,690
Total non-current assets		216,199	562,198
Total assets		1,050,821	1,812,837
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other current liabilities	8	66,548	85,261
Operating lease liabilities, current	9	3,438	4,792
Amounts due to related parties, current	15	900	1,422
Total current liabilities		70,886	91,475
Operating lease liabilities, non-current	9	9,835	10,375
Other non-current liabilities		1,389	1,988
Total liabilities		82,110	103,838
Pony AI Inc. shareholders' equity:
Class A ordinary shares ($0.0005 par value, 498,911,230 shares and 498,911,230 shares authorized as of December 31, 2024 and 2025, respectively; 269,203,783 shares and 352,452,783 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	11	140	182
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	11	35	35
Additional paid-in capital		2,228,444	3,078,559
Special reserve		220	355
Accumulated deficit		(1,287,851)	(1,421,955)
Accumulated other comprehensive income (loss)		10,134	(4,899)
Total Pony AI Inc. shareholders’ equity		951,122	1,652,277
Non-controlling interests		17,589	56,722
Total shareholders’ equity		968,711	1,708,999
Total liabilities and shareholders' equity		1,050,821	1,812,837
Commitments and contingencies (See note 10)

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in USD thousands, except share, per share and per ADS data)

		Year ended December 31
	Note	2023	2024	2025
Revenues
Service revenues (including revenues from related parties of $23,103, $30,826 and $30,811 for the years ended December 31, 2023, 2024 and 2025, respectively)	2(l)	64,546	67,415	56,714
Product revenues	2(l)	7,353	7,610	33,287
Total Revenues		71,899	75,025	90,001
Cost of revenues		(55,015)	(63,622)	(75,840)
Gross profit		16,884	11,403	14,161
Operating expenses:
Research and development expenses		(122,707)	(240,179)	(217,419)
Selling, general and administrative expenses		(37,417)	(56,747)	(57,599)
Total operating expenses		(160,124)	(296,926)	(275,018)
Loss from operations		(143,240)	(285,523)	(260,857)
Investment income		19,389	20,378	42,985
Changes in fair value of warrants liability	6	(3,030)	5,617	—
Changes in fair value of trading securities	6	(4,727)	(21,285)	128,031
Other income, net		6,154	5,808	13,083
Loss before income tax		(125,454)	(275,005)	(76,758)
Income tax benefits (expenses)	14	126	(1)	—
Net loss		(125,328)	(275,006)	(76,758)
Net (loss) income attributable to non-controlling interests		(516)	(885)	57,211
Net loss attributable to Pony AI Inc.		(124,812)	(274,121)	(133,969)
Weighted average number of shares outstanding used in computing net loss per share, basic and diluted	16	89,100,415	114,318,765	379,914,317
Net loss per ordinary share and per ADS, basic and diluted	16	(1.40)	(2.40)	(0.35)
Net loss		(125,328)	(275,006)	(76,758)
Foreign currency translation adjustments		(3,841)	(2,952)	3,933
Unrealized gain (loss) on available-for-sale investments, net of tax of $243, $(282) and $(27), for the years ended December 31, 2023, 2024 and 2025, respectively		8,089	16,089	(30,609)
Total other comprehensive income (loss)		4,248	13,137	(26,676)
Total comprehensive loss		(121,080)	(261,869)	(103,434)
Less: Comprehensive (loss) income attributable to non-controlling interest		(757)	6,444	45,568
Total comprehensive loss attributable to Pony AI Inc.		(120,323)	(268,313)	(149,002)
Share-based compensation expenses included in:
Research and development expenses	13	1,832	102,383	21,115
Selling, general and administrative expenses	13	1,926	24,620	9,683

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) Equity

(All amounts in USD thousands, except share, per share and per ADS data)

						Accumulated		PONY AI
				Additional		Other		INC.	Non-
		Ordinary Shares		Paid-in	Special	Comprehensive	Accumulated	Shareholders’	Controlling
	Note	Shares	Amount	Capital	Reserve	(Loss) Income	Deficit	(Deficit) Equity	Interests	Total
Balances as of January 1, 2023		91,797,532	44	63,200	91	(163)	(614,659)	(551,487)	11,902	(539,585)
Issuance of Class A ordinary shares upon vesting of restricted stock units (“RSUs”)		37,500	—	—	—	—	—	—	—	—
Deemed distribution from repurchase of Series A convertible redeemable preferred shares	12	—	—	(4,646)	—	—	—	(4,646)	—	(4,646)
Repurchase of ordinary shares (note a)		(85,873)	—	(994)	—	—	—	(994)	—	(994)
Settlement of RSUs and share options	13	—	—	(3,054)	—	—	—	(3,054)	—	(3,054)
Share-based compensation	13	—	1	3,253	—	—	—	3,254	—	3,254
Other comprehensive income (loss)		—	—	—	—	4,489	—	4,489	(241)	4,248
Provision of special reserve (note b)		—	—	—	57	—	(57)	—	—	—
Net loss		—	—	—	—	—	(124,812)	(124,812)	(516)	(125,328)
Balances as of December 31, 2023		91,749,159	45	57,759	148	4,326	(739,528)	(677,250)	11,145	(666,105)
Issuance of Class A ordinary shares upon the completion of the initial public offering (“IPO”), net of issuance cost	11	21,461,410	10	256,656	—	—	—	256,666	—	256,666
Issuance of Class A ordinary shares in the concurrent private placements (“CPP”), net of issuance cost	11	11,672,186	6	151,732	—	—	—	151,738	—	151,738
Conversion of preferred shares to Class A ordinary shares upon the completion of the IPO	11	225,409,798	113	1,695,191	—	—	—	1,695,304	—	1,695,304
Accretion of convertible redeemable preferred shares	12	—	—	(59,896)	—	—	(12,658)	(72,554)	—	(72,554)
Modification of convertible redeemable preferred shares	12	—	—	—	—	—	(261,472)	(261,472)	—	(261,472)
Share-based compensation	13	—	1	127,002	—	—	—	127,003	—	127,003
Other comprehensive income		—	—	—	—	5,808	—	5,808	7,329	13,137
Provision of special reserve (note b)		—	—	—	72	—	(72)	—	—	—
Net loss		—	—	—	—	—	(274,121)	(274,121)	(885)	(275,006)
Balances as of December 31, 2024		350,292,553	175	2,228,444	220	10,134	(1,287,851)	951,122	17,589	968,711
Issuance of Class A ordinary shares upon the completion of the dual primary listing in the Stock Exchange of Hong Kong Limited (“Dual Primary Listing”), net of issuance cost	11	48,249,000	24	829,327	—	—	—	829,351	—	829,351
Issuance of Class A ordinary shares upon exercising of share options and vesting of RSUs		35,000,000	18	2,628	—	—	—	2,646	—	2,646
Repurchase/Settlement of RSUs	13	—	—	(12,638)	—	—	—	(12,638)	—	(12,638)
Share-based compensation	13	—	—	30,798	—	—	—	30,798	—	30,798
Other comprehensive loss		—	—	—	—	(15,033)	—	(15,033)	(11,643)	(26,676)
Provision of special reserve (note b)		—	—	—	135	—	(135)	—	—	—
Dividends distribution to a non-controlling shareholder (note c)		—	—	—	—	—	—	—	(6,435)	(6,435)
Net (loss) income		—	—	—	—	—	(133,969)	(133,969)	57,211	(76,758)
Balances as of December 31, 2025		433,541,553	217	3,078,559	355	(4,899)	(1,421,955)	1,652,277	56,722	1,708,999
Note a:	On May 31, 2023, the Group repurchased 85,873 ordinary shares in aggregate, from two shareholders at total consideration of $994. Such shares were cancelled immediately upon repurchase.
Note b:	The Group is required by law to appropriate a special reserve within equity, namely “Safety Production Fund” which is calculated based on 1% of freight transportation revenues.
Note c:

During the year ended December 31,2025, Yancheng Poplar LLP, a non-wholly-owned subsidiary of the Group, distributed profits resulting from investment gains arising from the disposal of equity investments to a non-controlling shareholder.

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in USD thousands, except share, per share and per ADS data)

		Year ended December 31
	Note	2023	2024	2025
Cash flows from operating activities:
Net loss		(125,328)	(275,006)	(76,758)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7	14,342	8,361	6,220
Share-based compensation	13	3,254	127,003	30,798
Losses (gains) from disposal of property and equipment		1,124	(36)	16
Realized gains from investments		(2,993)	(5,697)	(20,313)
Deferred income tax		(120)	—	—
Changes in fair value of warrants liability	6	3,030	(5,617)	—
Changes in fair value of trading securities		4,727	21,285	(128,031)
Unrealized foreign exchange losses (gains)		681	550	(3,750)
Non-cash lease expenses	9	5,515	6,238	6,456
Changes in operating assets and liabilities:
Accounts receivable		(16,367)	2,016	4,014
Amounts due from related parties	15	5,625	(2,672)	(3,016)
Prepaid expenses and other current assets		(5,027)	(9,857)	11,068
Other non-current assets		302	3,739	(1,793)
Accounts payable and other current liabilities		(1,149)	23,220	14,162
Right-of-use assets		(3,424)	(11,377)	(6,249)
Operating lease liabilities, current and non-current		345	7,206	1,739
Other non-current liabilities		42	(114)	482
Net cash used in operating activities		(115,421)	(110,758)	(164,955)
Cash flows from investing activities:
Purchases of property, equipment and software		(5,091)	(11,397)	(43,875)
Purchases of short-term investments		(66,088)	(513,596)	(816,653)
Proceeds from the sales and maturities of short-term investments		172,214	488,643	336,874
Prepayment for long-term investments		—	(52,823)	—
Purchases of long-term investments		(15,000)	(113,842)	(414,302)
Proceeds from the sales and maturities of long-term investments		49,590	21,696	48,772
Loans to third parties		—	—	(13,512)
Proceeds from repayment of loans to third parties		—	—	13,532
Proceeds from disposal of property and equipment		869	52	4
Net cash provided by (used in) investing activities		136,494	(181,267)	(889,160)
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares		104,006	—	—
Proceeds from issuance of Class A ordinary shares upon the completion of the IPO and the CPP, net of issuance cost of $9,442	11	—	408,404	—
Proceeds from issuance of Class A ordinary shares upon the completion of Dual Primary Listing, net of issuance cost of $7,973	11	—	—	829,351
Payments for finance lease liabilities		(1,061)	(1,015)	(971)
Proceeds from discounting notes receivable		—	—	2,795
Payments for loans in connection to warrant issuance		(3,829)	—	—
Repurchase/Settlement of RSUs		(3,558)	—	(12,638)
Proceeds from exercise of share options		—	—	2,626
Dividends distribution to a non-controlling shareholder		—	—	(6,435)
Payment for the repurchase of ordinary shares		(994)	—	—
Payment for the repurchase of Series A convertible redeemable preferred shares		(4,800)	—	—
Proceeds from shares sold on behalf of employees		—	—	105
Net cash provided by financing activities		89,764	407,389	814,833
Effect of exchange rate changes on cash and cash equivalents		(3,150)	(5,397)	(1,177)
Increase (decrease) in cash and cash equivalents		107,687	109,967	(240,459)
Cash, cash equivalents and restricted cash at beginning of year		318,518	426,205	536,172
Cash, cash equivalents and restricted cash at end of year		426,205	536,172	295,713
Cash and cash equivalents		425,960	535,976	293,489
Restricted cash		245	196	2,224
Cash, cash equivalents and restricted cash at end of year		426,205	536,172	295,713
Supplemental disclosure of cash flow information
– Cash paid for income tax		434	1	—
Non-cash investing and financing activities
– Payable for purchase of property and equipment, and not paid yet		212	148	11,819
– Accounts receivable settled in shares		10,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES

(a)Description of Business

Pony AI Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company, its subsidiaries, and the consolidated variable interest entities (the “VIEs” as defined in note 1(b)) and the VIEs’ subsidiaries (collectively, the “Group”) is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the Chinese mainland and the United States of America (“U.S.”) through subsidiaries and the consolidated VIEs and the VIEs’ subsidiaries.

In November 2024, the Company completed its listing on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). In November 2025, the Company completed its Dual Primary Listing in the Stock Exchange of Hong Kong Limited. Refer to note 11 Ordinary Shares.

As of December 31, 2025, the Group conducted its business operations across more than 20 subsidiaries. The Company’s major subsidiaries are set out below.

	Later of Date of	Place of		Legal
	Incorporation/	Establishment/		Ownership	Principal
Name of Entity	Consolidation	Incorporation	Registered capital	%	activities
Pony.ai, Inc.	November 15, 2016	Delaware, U.S.	$41.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Hongkong Pony AI Limited	December 13, 2016	Hong Kong, PRC	Nil	100	Holding platform company
Beijing (ZX) Pony AI Technology Co., Ltd. (“Beijing ZX”)	December 19, 2016	Beijing, PRC	RMB130.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Beijing (HX) Pony AI Technology Co., Ltd. (“Beijing HX”)	April 1, 2017	Beijing, PRC	$140.0 million	100	Research, development and operation of autonomous freight and shareholding platform
Guangzhou (ZX) Pony AI Technology Co., Ltd. (“Guangzhou ZX”)	October 25, 2017	Guangdong, PRC	RMB100.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Guangzhou (HX) Pony AI Technology Co., Ltd. (“Guangzhou HX”)	January 12, 2018	Guangdong, PRC	$348.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Beijing (YX) Pony AI Technology Co., Ltd. (“Beijing YX”)	June 19, 2019	Beijing, PRC	$400.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Shanghai (YX) Pony AI Technology Co., Ltd. (“Shanghai YX”)	May 29, 2020	Shanghai, PRC	RMB600.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Guangzhou (YX) Pony AI Technology Co., Ltd.	June 24, 2020	Guangdong, PRC	RMB30.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Beijing (RX) Pony AI Technology Co., Ltd.	December 14, 2020	Beijing, PRC	RMB500.0 million	100	Research, development and operation of autonomous driving passenger mobility service
Guangzhou Pony Intelligent Logistics Technology Co., Ltd	January 19, 2021	Guangdong, PRC	RMB100.0 million	100	Testing and operation of robotrucks
Shenzhen (YX) Pony AI Technology Co., Ltd. (“Shenzhen YX”)	April 8, 2021	Shenzhen, PRC	$51.0 million	100	Research, development and operation of autonomous driving passenger mobility services
Cyantron Logistics Technology Co., Ltd. (“Cyantron Logistics”)	February 17, 2022	Guangdong, PRC	RMB100.0 million	51	Holding platform company
Shanghai (ZX) Pony AI Technology Development Co., Ltd.	March 3, 2022	Shanghai, PRC	$100.0 million	100	Research, development and commercialization of autonomous driving technology
Qingdao Cyantron Logistics Technology Co., Ltd.	March 14, 2022	Shandong, PRC	RMB90.0 million	51	Autonomous driving freight operation

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

1.OPERATIONS AND PRINCIPAL ACTIVITIES – continued

(b)Consolidated VIEs in the Chinese mainland

Applicable Chinese mainland laws and regulations prohibit or restrict entities with direct foreign ownership from engaging in certain businesses activities in the Chinese mainland. The Company established a series of contractual arrangements with Beijing ZX and Guangzhou ZX (the “VIEs”) and their shareholders (“Nominee Stockholders”) primarily for business development purposes where the Company’s business is currently not subject to any foreign ownership restrictions under the applicable Chinese mainland laws and regulations, it may expand its business operations into areas that are subject to foreign ownership restrictions through the existing VIEs and other VIEs to be established if necessary.

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

In February 2024, the Company completed a series of transactions to restructure its organization and business operations (the “Reorganization”). Specifically, Beijing HX, Guangzhou HX, Beijing YX, the VIEs and Nominee Stockholders of the VIEs entered into a series of agreements (the “VIE Reorganization Agreements”), pursuant to which, Guangzhou HX and Beijing YX acquired 100% net assets of the VIEs, from the Nominee Stockholders, at a consideration of nil, which is a transaction under common control. Upon completion of the Reorganization, the Company’s operations in Chinese mainland are conducted exclusively through its subsidiaries and the Company began to consolidate all the Group’s entities through its direct legal ownership.

The financial information of the consolidated VIEs and the VIE’s subsidiaries as of December 31, 2024 and 2025 is not included as it has become inapplicable following the completion of the Reorganization.

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

(c)Liquidity

The Group incurred net loss of $125.3 million, $275.0 million and $76.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was $115.4 million, $110.8 million and $165.0 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was $1,287.9 million and $1,422.0 million as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors’ investments. Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of December 31, 2024 and 2025, the Group had $536.0 million and $293.5 million of cash and cash equivalents, $209.0 million and $872.2 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees’ preferred shares and convertible bonds, fair value of trading securities, fair value of warrants liability, valuation allowance for deferred tax assets, allowance for doubtful accounts, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price (“SSP”), impairment of long-lived assets, investment in equity investees and investment securities, and accretion of preferred shares. These estimates are based on information available as of the date of the consolidated financial statements, therefore, actual results could differ from those estimates.

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

(f)Investments in marketable debt securities

Investments in marketable debt securities are recorded as investments under short-term investments and long-term investments on the consolidated balance sheets based on their remaining contractual maturities. Investments in marketable debt securities consist of asset-backed securities, commercial paper, corporate bonds, treasury bill, sovereign government securities, U.S. treasury securities, Yankee bonds as well as wealth management products. The Group determines the appropriate classification of investments at the time of purchase and re-evaluates such determination at each consolidated balance sheet date. Marketable debt securities are classified as available-for-sale as they do not meet the criteria of held-to-maturity or trading securities, and are carried at fair value on the consolidated balance sheets with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses on the sale of these securities are recognized under investment income on the consolidated statements of operations and comprehensive loss.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(f) Investments in marketable debt securities - continued

The Group evaluates each individual investment periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the consolidated balance sheets with corresponding adjustment on the consolidated statements of operations and comprehensive loss. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit losses and corresponding reduction in the allowance for credit losses. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive income (loss) as a component of shareholders’(deficit) equity. As of December 31, 2024 and 2025, there were no investments held by the Group that had been in continuous unrealized loss position.

(g)Short-term investments

Short-term investments are mainly comprised of investments in marketable debt securities, equity investment with readily determinable fair values and term deposits and certificate of deposits.

For investments in investees’ shares with readily determinable fair values, the fair value was determined using directly observable inputs in the market place. Whenever events or changes in circumstances indicate that the carrying value may no longer be observable, the fair value of aforementioned short-term investments was determined using models with significant unobservable inputs, primarily the management projection of discounted future cash flow and the discount rate. Investments with readily determinable fair values are carried at fair value, with unrealized holding gains and losses recognized in earnings. For periods prior to 2025, such changes were recorded in other income, net. The Company has retrospectively adjusted the presentation to report these amounts as changes in fair value of trading securities in the consolidated statements of operations and comprehensive loss for all periods presented, including for the years ended December 31, 2024 and 2025.

(h)Long-term investments

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits and certificate of deposits and convertible bonds.

For investments in investees’ shares and convertible bonds which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’(deficit) equity.

For investments in common stock or in-substance common stock issued by privately-held companies on which the Group does not have significant influence, as these equity security investments do not have readily determinable fair value, the Group measures these equity security investments at cost, less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (referred to as the measurement alternative). All gains and losses on these equity securities without readily determinable fair value, realized and unrealized, are recognized in other income, net.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(i)Accounts receivable and allowance for doubtful accounts

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

Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. As of December 31, 2024 and 2025, the allowance for doubtful accounts provided was not material.

(j)Property, equipment and software, net

Property, equipment and software, net is stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated Useful Lives
Computer and equipment	3 – 4 years
Vehicle and equipment	3 – 10 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Software	3 years
Furniture and fixtures	5 years
Operating lease right-of-use assets	2 – 10 years
Finance lease right-of-use assets	2 – 8 years

Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2024 and 2025, construction in progress in the amount of $597 and $22,846, respectively, was primarily relating to the construction of leasehold improvements and assembly of autonomous vehicles.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, value-added taxes and surcharges.

The Group determines revenue recognition through the following steps:

●identification of the contract, or contracts, with a customer;
●identification of the performance obligations in the contract;
●determination of the transaction price, including the constraint on variable consideration;
●allocation of the transaction price to the performance obligations in the contract; and
●recognition of revenue when, or as, the Group satisfies a performance obligation.

Revenues disaggregated by nature for the years ended December 31, 2023, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2023	2024	2025
Engineering solution services	40,634	27,984	16,515
Virtual driver operation and other related services	23,912	39,431	40,199
Service revenues	64,546	67,415	56,714
Sales of products	7,353	7,610	33,287
Total	71,899	75,025	90,001

Revenues disaggregated by timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025 consist of the following:

	Year Ended December 31,
	2023	2024	2025
A point in time	46,600	31,551	44,794
Overtime	25,299	43,474	45,207
Total	71,899	75,025	90,001

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)Revenue recognition – continued

i)Engineering solution services - continued

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

Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services, and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received (“point in time”).

ii)Virtual driver operation and other related services

The Group’s virtual driver operation and other related services revenues are primarily generated from the operation of the robotaxi services, robotruck logistics services and software licensing.

For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi service. The robotaxi service revenues are recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenues incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the robotaxi services.

For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotruck fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation services. The Group recognizes revenues over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation services already performed. As control transfers over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenues incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l)Revenue recognition - continued

ii)Virtual driver operation and other related services - continued

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

Contract balances

Contract assets relate to the Group’s right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of December 31, 2025. Revenues recognized for the years ended December 31, 2023, 2024 and 2025 from performance obligations related to prior years were not material.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

(p)Leases

In accordance with ASC Topic 842, Leases (“ASC 842”), the Group uses the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods. The Group classified its leases as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25.

The Group recorded the leases of office spaces and warehouses as operating leases in different cities in the Chinese mainland and other overseas regions. The Group begins recognizing rent expenses when the lessor makes the underlying assets available to the Group. The Group’s leases have remaining lease terms of up to eight years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. For short-term leases with lease term less than one year, the Group records operating lease expenses on the consolidated statements of operations and comprehensive loss on a straight- line basis over the lease term and records variable lease payments as incurred.

The Group recorded the leases of logistics vehicles and containers as finance leases as the lease terms cover majority of the remaining economic life of the underlying assets. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on the consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liabilities adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)Employee defined contribution plan

Chinese mainland Contribution Plan

Full-time employees of the Group in the Chinese mainland participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund, and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. Total amounts for such employee benefits, which were expensed as incurred, were $13.2 million, $14.6 million and $17.5 million for the years ended December 31, 2023, 2024 and 2025, respectively.

(s)Income taxes

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

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

The Group recognizes interest and penalties related to income tax matters as a component of income tax expenses.

(t)Chinese mainland Value-added tax (“VAT”)

The Group’s subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries incorporated in Chinese mainland are subject to statutory VAT rate of 6% and 9% for services rendered and 13% for goods sold.

(u)Fair value measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

●	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.
●	Level 2 — Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data.
●	Level 3 - Inputs are unobservable inputs for the asset or liability.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(u)Fair value measurements – continued

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

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety. The fair values of the Group’s investments are based upon prices provided by an independent source. The Group has reviewed these prices for reasonableness and has not adjusted any prices received from the independent provider. Securities reported at fair value utilizing Level 1 inputs represent assets whose fair value is determined based upon observable unadjusted quoted market prices for identical assets in active markets. Level 2 securities represent assets whose fair value is determined using observable market information, such as previous day trade prices, quotes from less active markets, or quoted prices of securities with similar characteristics. There were no transfers between Level 1, Level 2 and Level 3 investments during the years ended December 31, 2023, 2024 and 2025. The carrying amounts of accounts receivable, amounts due from related parties, current and accounts payable and amounts due to related parties, current approximates the fair value because of their short-term nature.

(v)Foreign currency

The Group’s reporting currency and functional currency is the U.S. dollar. The Group determines its functional currencies based on the criteria of Accounting Standards Codification (ASC) 830, Foreign Currency Matters. The functional currency of the Company’s subsidiaries in the United States and Hong Kong, China is the U.S. dollar. The functional currencies of its subsidiaries, the VIEs, and the VIEs’ subsidiaries in Chinese mainland are the Renminbi (“RMB”). The Group uses the monthly average exchange rate for the year and the exchange rate at the consolidated balance sheet date to translate the operating results and financial position, respectively. Equity accounts are translated at historical exchange rates. Translation differences are recorded in accumulated other comprehensive income (loss), as a component of shareholders’ (deficit) equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the consolidated balance sheet date. The Group reflects net foreign exchange transaction gains and losses resulting from the conversion of the foreign currencies to functional currency included in other income, net.

(w)Comprehensive income (loss)

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

(x)Non-controlling interests

The consolidated financial statements include entities in which the Company has a controlling financial interest. Earnings or losses attributable to minority shareholders of the consolidated affiliated companies are classified separately as “non-controlling interests” in the consolidated statements of operations and comprehensive loss.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(y)Net loss per share

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

(z)Segment reporting

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

The assets of the Group are held in the Chinese mainland and other overseas regions. The long-lived assets as of December 31, 2024 and 2025, are as follows:

	As of December 31,
	2024	2025
Chinese mainland	28,633	73,142
Other overseas regions	1,950	2,136
Total	30,583	75,278

For the years ended December 31, 2023, 2024 and 2025, the Group’s total revenues by geographic area of operating entities are as follows:

	Year ended December 31,
	2023	2024	2025
Chinese mainland	71,578	74,421	87,564
Other overseas regions	321	604	2,437
Total	71,899	75,025	90,001

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(aa)Recently issued accounting pronouncements

New accounting standards which have been adopted

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to improve the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years. Early adoption is permitted. The Company prospectively adopted ASU 2023-09 on January 1, 2025. Refer to note 14 Taxation.

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet date remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Group is currently in the process of evaluating the impact of adoption of the ASU on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of adoption of the ASU on the consolidated financial statements.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

3.CONCENTRATIONS AND RISKS

(a)Concentration of customers and suppliers

Two customers represented 31.3% and 25.0%, respectively, of the total revenues for the year ended December 31, 2023. One customer represented 29.8% of the total revenues for the year ended December 31, 2024. Three customers represented 32.9%, 13.5% and 12.9%, respectively, of the total revenues for the year ended December 31, 2025. There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025. Two customers accounted for 17.9% and 11.3%, respectively, of the total accounts receivable as of December 31, 2024. One customer accounted for 13.6% of the total accounts receivable as of December 31, 2025.

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

(c)Currency convertibility risk

The Chinese mainland government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to $126.6 million and $247.6 million as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the Chinese mainland foreign exchange trading system market. In Chinese mainland, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in Chinese mainland must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(d)Foreign currency exchange rate risk

Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 2% and 1% for the years ended December 31, 2023 and 2024, respectively. The appreciation of the RMB against the US$ was approximately 2% for the year ended December 31, 2025. It is difficult to predict how market forces or the Chinese mainland or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

4.INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments on the consolidated balance sheets. The following is a summary of the Group’s investments in marketable debt securities as of December 31, 2024 and 2025:

	As of December 31, 2024
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	Loss	Fair Value
Asset backed securities	6,400	4	—	6,404
Commercial paper	7,592	1	—	7,593
Corporate bonds	87,591	—	(163)	87,428
Treasury bill	5,925	3	—	5,928
U.S. treasury securities	8,039	—	(44)	7,995
Yankee bonds	5,601	—	(12)	5,589
Wealth management products	87,603	344	—	87,947
Total	208,751	352	(219)	208,884

	As of December 31, 2025
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gain	Loss	Fair Value
Asset backed securities	55,050	64	—	55,114
Corporate bonds	213,104	283	—	213,387
Treasury bill	33,759	18	—	33,777
U.S. treasury securities	34,209	85	—	34,294
Yankee bonds	7,000	6	—	7,006
Wealth management products	52,679	—	(129)	52,550
Sovereign government security	2,435	27	—	2,462
Total	398,236	483	(129)	398,590

5.LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees’ preferred shares, equity investment without readily determinable fair values, equity method investments, term deposits and certificate of deposits and convertible bonds. The following is a summary of long-term investments:

	Year ended December 31,
	2024	2025
Term deposits and certificate of deposits (note 6)	21,517	227,932
Investments in marketable debt securities (note 6)	58,373	118,979
Equity method investment (note 5b)	15,368	68,204
Equity investment without readily determinable fair values (note 5d)	465	28,930
Debt investments in investees' preferred shares (note 5a and note 6)	35,076	—
Convertible bonds (note 5c and note 6)	—	10,897
Total	130,799	454,942

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

5.LONG-TERM INVESTMENTS - continued

(a) Debt investments in investees’ preferred shares

As of December 31, 2024, the Group’s debt investments in investees’ redeemable preferred shares, with initial costs of $34.0 million, primarily comprised two investments in two entities: (i) a company engaged in graphics processing unit (“GPU”) R&D, and (ii) a hail-riding service provider.

Investment in the GPU R&D company

The investment in the GPU R&D company was initially classified as a long-term available-for-sale investments, measured at fair value through other comprehensive income. For the year ended December 31,2024, a fair value increase of $35.1 million was recognized in other comprehensive income. In January 2025, the Company disposed of a portion of the investment for cash proceeds of $16.7 million, which was based on the fair value of the investment on the disposal date.

Upon the investee’s IPO in December 2025, the redeemable preferred shares were converted into ordinary shares, and all associated preferential rights lapsed. As a result, the investment was reclassified from long-term investments to short-term investments in equity securities with readily determinable fair values subject to a 12-month lock-up and thus restricted stocks in nature. For the year ended December 31,2025, a total fair value gain of $136.9 million was recognized in “changes in fair value of trading securities” of which $16.9 million represented the reclassification of cumulative gains previously recognized in other comprehensive income, transferred to profit or loss on the investee’s IPO date. As of December 31, 2025, the investment was carried at $138.8 million and reported within short-term investments.

Due to the 12-month lock-up restriction, the fair value of the investment was determined using the quoted market price of the underlying ordinary shares, adjusted for a discount for lack of marketability (“DLOM”) of 11%. This fair value measurement is classified within Level 3 of the fair value hierarchy.

Investment in the ride-hailing service company

Regarding the investment in the company of ride-hailing service provider, upon the investee’s IPO in July 2024, due to the Company’s change in holding intent to trading purpose, and the elimination of preferential rights along with the conversion of preferred shares into ordinary shares, the investment was reclassified from long-term investments to short-term investments as equity securities with readily determinable fair values. For the year ended December 31, 2024, a fair value decrease of $17.2 million was recorded in changes in fair value of trading securities, with the investment carried at $19.7 million as of December 31, 2024. For the year ended December 31, 2025, a fair value decrease of $6.7 million was recorded in changes in fair value of trading securities, with the investment carried at $12.9 million as of December 31, 2025 and reported within short-term investments. The Company measured the fair value of the investment in ordinary shares using the market approach based on the quoted stock price of the investee and has classified it as Level 1 measurement.

For the years ended December 31, 2023, 2024, and 2025, $4.8 million, $24.7 million and nil unrealized gains were recorded in other comprehensive income, respectively.

Prior to their reclassification from long-term investments to short-term investments, these available-for-sale debt investments are carried at fair value. The Group uses backsolve method with significant unobservable inputs to measure the fair value of the investments (Level 3), which primarily include the recent transaction price of the underlying private company’s securities and DLOM.

As of December 31, 2024 and 2025, no impairment indicator was identified associated with the available-for-sale debt investments.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

5.LONG-TERM INVESTMENTS - continued

(b) Equity method investment

In May and September 2024, the Group paid $1.6 million and $2.6 million in cash, respectively, to a joint venture as initial investment in its common shares, to subscribe 50% equity rights of the investee. In September 2025, the Group has completed the final payment to the investee for an amount of $52.5 million to advance the future mass production and large-scale deployment of fully driverless vehicles. Since the Group can exercise significant influence over the joint venture, and does not have a controlling interest, this investment is accounted for using the equity method.

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

(c) Convertible bonds

In February 2025, the Group entered into an agreement with a South Korean public listed company, to subscribe its convertible bonds. The total subscription consideration was KRW15.3 billion (equivalent to $10.5 million). The convertible bonds have a maturity date of January 13, 2028. The Group has the unilateral right to request early redemption of the convertible bonds every six months after holding them for one year, with an applicable compound interest rate of 3%. Additionally, the convertible bonds grant the Group the right to convert them into a specified number of common shares at any time from one year after issuance until the maturity date of January 13, 2028, based on the conversion rate specified in the agreement.

The convertible bonds are classified as available-for-sale debt securities, as they do not meet the criteria for held-to-maturity or trading securities. They are carried at fair value on the consolidated balance sheets, with unrealized gains and losses recorded in accumulated other comprehensive income. For the year ended December 31, 2025, the Company recorded an unrealized gain of $0.3 million in accumulated other comprehensive income based on its fair value.

(d) Equity investment without readily determinable fair values

In May 2025, the Company made a $27.9 million investment in a private new energy vehicle company, acquiring a 0.5577% equity interest. Given that the Company does not have significant influence and the equity investment does not have a readily determinable fair value, the Group elects measurement alternative to the fair value measurement for the equity security without readily determinable fair values, under which the investment is measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations and comprehensive loss.

The following table summarizes the activities related to fair value of the debt investments in investees’ preferred shares and convertible bonds, which are recorded as available-for-sale investments:

	Year ended December 31,
	2024	2025
Fair value of available-for-sale debt investments at the beginning of the year (Level 3)	49,307	35,076
Additions – initial investment	—	10,486
Reclass to short-term investments (note 5a)	(38,738)	(18,800)
Change in fair value	24,736	318
Disposal of available-for-sale debt investment	—	(16,693)
Foreign currency translation adjustment	(229)	510
Fair value of available-for-sale debt investments at the end of the year (Level 3)	35,076	10,897

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6.FAIR VALUE MEASUREMENTS

Fair value measurements or disclosed on a recurring basis

The fair value measurements of assets and liabilities that are measured or disclosed at fair value on a recurring basis as of December 31, 2024 and 2025, are as follows:

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6.FAIR VALUE MEASUREMENTS - continued

Fair value measurements on a recurring basis

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Category
Cash equivalents:
Commercial paper	—	3,990	—	3,990
Treasury bill	—	6,973	—	6,973
Money market fund	—	183,856	—	183,856
Subtotal	—	194,819	—	194,819
Short-term investments:
Asset backed securities	—	5,352	—	5,352
Corporate bonds	—	172,595	—	172,595
Treasury bill	—	33,777	—	33,777
U.S. treasury securities	13,345	—	—	13,345
Yankee bonds	—	7,006	—	7,006
Wealth management products	—	47,536	—	47,536
Marketable debt securities (note 4)	13,345	266,266	—	279,611
Equity investment with readily determinable fair values (note b and note 5a)	15,748	—	—	15,748
Restricted stocks (note b and note 5a)	—	—	138,807	138,807
Equity securities	15,748	—	138,807	154,555
Term deposits and certificate of deposits (note a)	—	437,992	—	437,992
Subtotal	29,093	704,258	138,807	872,158
Long-term investments:
Asset backed securities	—	49,762	—	49,762
Corporate bonds	—	40,792	—	40,792
U.S. treasury securities	20,949	—	—	20,949
Sovereign government security	2,462	—	—	2,462
Wealth management products	—	5,014	—	5,014
Marketable debt securities (note 4)	23,411	95,568	—	118,979
Convertible bonds (note 5c)	—	—	10,897	10,897
Term deposits and certificate of deposits (note a and note 5)	—	227,932	—	227,932
Subtotal	23,411	323,500	10,897	357,808
Total assets in fair value	52,504	1,222,577	149,704	1,424,785
Note a:

Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year, and above one year, which are recorded in short-term investments and long-term investments based on the maturities.

Note b:

For the investment in common shares without restriction, its fair value is based on the quoted stock price of its investees in the active market and classified as Level 1 measurement. For the investment in common shares with restriction, i.e subject to lock-up periods, its fair value is based on the quoted stock price of its investee in the active market adjusted for a DLOM, and classified as Level 3 measurement.

As of December 31, 2024, the balance of the investments was $24.0 million, consisting of $4.3 million in one new equity investment and $19.7 million reclassified from long-term investments (note 5a). The decrease of $21.3 million in fair value was recorded in changes in fair value of trading securities.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

6.FAIR VALUE MEASUREMENTS - continued

Fair value measurements on a recurring basis - continued

Note b: - continued

As of December 31, 2025, the balance of the investments was $154.6 million, consisting of $2.9 million, and $12.9 million equity investments in the same two listed companies as of December 31, 2024 and restricted stock of $138.8 million reclassified from long-term investments (note 5a). The increase of $128.0 million in fair value was recorded in changes in fair value of trading securities.

The following table summarizes the activities related to fair value of warrants liability:

	Year ended December 31,
	2024	2025
Balance at the beginning of the year	5,617	—
Issuance of warrants	—	—
Change in fair value	(5,617)	—
Exercise of the warrants	—	—
Balance at the end of the year	—	—

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

Fair value measurements on a non-recurring basis

The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

7.PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software as of December 31, 2024 and 2025, consist of the following:

	As of December 31,
	2024	2025
Computer and equipment	37,032	45,435
Vehicle and equipment	24,577	37,111
Leasehold improvements	4,728	8,712
Software	2,527	2,659
Furniture and fixtures	541	582
Finance lease right-of-use assets	5,201	2,465
Total property, equipment and software	74,606	96,964
Less: accumulated depreciation and amortization	(57,962)	(59,343)
Construction in progress	597	22,846
Property, equipment and software, net	17,241	60,467

Total depreciation and amortization expenses for the year ended December 31, 2025 were $7.1 million ($0.9 million relates to amortization of property and equipment acquired under finance leases), including $1.3 million in cost of revenues, $5.1 million in R&D expenses, and $0.7 million in selling, general and administrative expenses, respectively, on the consolidated statements of operations and comprehensive loss.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

7.PROPERTY, EQUIPMENT AND SOFTWARE, NET - continued

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

8.ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2024 and 2025 consist of the following:

	As of December 31,
	2024	2025
Payroll and related expenses	23,741	30,581
Accounts payable	15,128	17,258
Accrued expenses for goods or services	10,537	12,642
Notes payables	—	13,182
Advance from long-term investments disposal (note 5a)	8,347	—
Contract liabilities	3,229	1,916
Tax payables	1,812	7,398
Finance lease liabilities (note 9)	532	529
Amounts reimbursable to employees	761	338
Welfare payable	281	346
Others	2,180	1,071
Total	66,548	85,261

9.LEASE

The Group leases office spaces and warehouses in several cities in Chinese mainland and other overseas regions under operating leases, and logistics vehicles and containers in the Chinese mainland under finance leases. The Group determines if an arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2025, the Group did not have additional operating leases or finance leases that have not yet commenced.

Total operating lease expenses for the years ended December 31, 2023, 2024 and 2025 were $4.3 million, $4.8 million and $5.6 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Short-term lease cost for the years ended December 31, 2023, 2024 and 2025 was $1.5 million, $1.4 million and $1.8 million, respectively.

Property and equipment acquired under finance leases was $1.8 million and $1.4 million as of December 31, 2024 and 2025, recorded in “Property, equipment and software, net”, and corresponding current and non-current finance lease liabilities were $0.5 million and $1.2 million, as of December 31, 2024, respectively, and $0.5 million and $0.8 million, as of December 31, 2025, respectively, recorded in “Accounts payable and other current liabilities” and “Other non-current liabilities”.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

9.LEASE - continued

Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities were $1.2 million and $0.1 million for the year ended December 31, 2023, were $1.4 million and $0.1 million for the year ended December 31, 2024, and were $0.9 million and $0.1 million for the year ended December 31, 2025, respectively. Amortization expenses and interest expenses were included in cost of revenues and other income, net on the consolidated statements of operations and comprehensive loss, respectively.

	As of December 31,
	2024	2025
Operating leases
Right-of-use assets	13,342	14,811
Lease liabilities, current	3,438	4,792
Lease liabilities, non-current	9,835	10,375
Finance leases
Right-of-use assets	1,794	1,408
Lease liabilities, current (note 8)	532	529
Lease liabilities, non-current	1,156	805

	For the year ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash used in operating leases	4,178	4,603	5,128
Operating cash used in finance leases	77	111	75
Financing cash used in finance leases	1,061	1,015	971
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	3,424	11,377	6,249
Finance leases	1,183	618	421
Weighted average remaining lease term
Operating leases	1.5	4.5	4.1
Finance leases	3.2	3.9	3.1
Weighted average discount rate
Operating leases	4.6%	5.1%	4.6%
Finance leases	5.9%	5.0%	4.9%

Maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of December 31, 2025 is as follows:

Year ending
December 31,
2026	5,931
2027	4,707
2028	3,292
2029	2,918
2030	296
2031 and thereafter	760
Less: imputed interest	(1,403)
Total	16,501

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

10.COMMITMENTS AND CONTINGENCIES

Legal proceedings

From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2024 and 2025, based on the information currently available, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group’s business, results of operations, financial condition, and cash flows.

11.ORDINARY SHARES

The Company was incorporated on November 4, 2016 with an authorized share capital of 388,594,477 ordinary shares at the par value of $0.0005 each. A summary of the Class A and Class B ordinary shares as of December 31, 2024 and 2025, is as follows:

	As of December 31,
	2024	2025
Class A Ordinary Shares
Shares authorized	498,911,230	498,911,230
Par value	$0.0005	$0.0005
Shares issued and outstanding	269,203,783	352,452,783
Class B Ordinary Shares
Shares authorized	81,088,770	81,088,770
Par value	$0.0005	$0.0005
Shares issued and outstanding	81,088,770	81,088,770

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

In November 2024, the Group completed its IPO on the National Association of Securities Dealers Automated Quotation (“Nasdaq”). In the offering, 20,000,000 American Depository Shares (“ADSs”), representing 20,000,000 Class A ordinary shares, were issued and sold to the public at a price of $13.00 per ADS. In addition, the Group issued and sold an additional 1,461,410 ADSs, upon the underwriters’ exercise of their option to purchase additional ADSs, representing 1,461,410 Class A ordinary shares. The Group received total net proceeds of approximately $256.7 million after deducting relevant offering expenses.

Meanwhile, immediately prior to the completion of the IPO, the Group sold and issued 11,672,186 Class A ordinary shares in the CPP to certain investors based on the IPO price of $13.00 per ADS. The Group received a total of approximately $151.7 million of net proceeds after deducting relevant offering expenses.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

11.ORDINARY SHARES - continued

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

In November 2025, the Group completed its Dual Primary Listing and issued 48,249,000 Class A ordinary shares at a price of HK$139.0 per share. The Group received total net proceeds of approximately HK $6,509.7 million (equivalent to $829.4 million) from this offering after deducting relevant offering expenses.

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES

The following table summarizes the movement of Preferred Shares issued by the Company:

		Total		Accretion		Conversion		Carrying
		Number	Original	of	Modification	Price of	Conversion of	Amount as of
		of Shares	Issue Price	Preferred	of Preferred	Preferred	Preferred	December 31,
	Date of Issuance	Outstanding	per Share	Shares (1)	Shares (2)	Shares	Shares (3)	2024 and 2025
Series A	2017/3/3	34,362,468	0.4323	693	—	0.4323	(15,357)	—
Series B	2017/12/28	44,758,365	1.7319	4,180	—	1.7319	(81,020)	—
Series B+	2018/6/27, 2019/11/22	27,428,047	3.6673	5,423	—	3.6673	(112,558)	—
Series B2	2019/4/11	10,478,885	6.5196	3,684	—	6.5196	(71,822)	—
Series C	2020/3/13, 2021/6/22	57,896,414	9.4220	29,412	—	9.4220	(588,499)	—
Series C+	2020/11/16, 2021/1/13	16,161,021	15.4687	13,479	119,430	10.7134	(382,793)	—
Series D	2022/2/23, 2022/3/4, 2022/12/29, 2023/8/3, 2023/8/15, 2023/11/15	11,614,287	25.0446	15,683	142,042	10.7134	(443,255)	—
Total		202,699,487		72,554	261,472		(1,695,304)	—

(1)Refer to note 12 convertible redeemable Preferred Shares - Accounting of Preferred Shares.

(2)Refer to note 12 convertible redeemable Preferred Shares - Modification of Preferred Shares

(3)	Upon the completion of IPO in 2024, all the Preferred Shares converted into ordinary shares of the Company. Refer to note 11.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES – continued

Redemption right – continued

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

12.CONVERTIBLE REDEEMABLE PREFERRED SHARES – continued

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

The Group evaluated the nature of modification by applying the fair value approach, and concluded that the impact of the modification on the existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, respectively, was not significant quantitatively, and therefore should be accounted for as modification, rather than extinguishment. As the modification resulted in decreases in the fair value of existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, the changes in fair value were not recognized. The Group further concluded that the impact of the modification on the existing Series C+ and Series D Preferred Shares, respectively, was significant both qualitatively and quantitatively, and should be accounted for as extinguishment of the Preferred Shares - i.e., a redemption of the existing instruments and issuance of “new” instruments. The difference of $261.5 million between the fair value of the modified Series C+ and Series D Preferred Shares (new instruments) and the carrying value of the existing Series C+ and Series D Preferred Shares (old instruments) was recognized as a deemed dividend, within accumulated deficit. Because the modifications involved the entire class of shareholders for Series C+ and Series D, respectively, the Group concluded the incremental fair value is a dividend (a pro rata distribution).

Series D Warrants

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

In November 2016, the Company adopted the Pony AI Inc. 2016 Share Plan (the “2016 Plan”) pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments, the number of ordinary shares reserved for issuance under the 2016 Plan has been updated to 58,427,257 ordinary shares since January 2020.

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

In April 2023, based on the share buyback plan (the “Buyback Plan”) approved on March 24, 2022, the Company agreed to buy back from certain eligible employees all or a portion of their RSUs and share options, including 232,608 RSUs and 75,275 share options, respectively, at a per share purchase price of $11.6 (or for the share options, a settlement price at $11.6 minus exercise price as applicable, collectively the “Repurchase/Settlement Price”). For awards vested before the settlement date, the Company paid $3.1 million in cash to settle the vested awards and recorded a reduction to additional paid-in capital of $3.1 million. For certain awards with performance vesting condition which is contingent on the completion of an IPO or a sale event, such awards were considered not probable of vesting as of the settlement date, accordingly, the entire settlement price paid was charged to compensation expenses amounted to $0.5 million, which is included in R&D expenses and selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss.

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

For the year ended December 31, 2025, a total of 918,320 RSUs were withheld by the Company as a result of net share settlements to satisfy certain employees’ income tax obligations. The Company paid $12.6 million (equal to the fair value of these RSUs on the settlement dates) to settle the employees’ tax obligations related to the RSUs withheld, which is charged directly to the additional paid-in capital. These net share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting.

(b)Share option activities

A summary of the Company’s share option activities for the year ended December 31, 2025 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Exercise	Life	Aggregate
	Share Options	Price	(in Years)	Intrinsic Value
Outstanding as of December 31, 2024	8,773,669	0.53	3.33	121,224
Granted	100,915	5.60	—	—
Exercised	(7,236,779)	0.43	—	—
Forfeited or expired	(16,800)	1.76	—	—
Outstanding as of December 31, 2025	1,621,005	1.31	3.76	21,379
Exercisable as of December 31, 2025	1,520,092	1.03	3.39	20,481

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION – continued

(b)Share option activities – continued

The weighted average grant date fair value of share options vested for the years ended December 31, 2023,2024 and 2025, was $4.9, $1.7 and $1.8, respectively. The total grant date fair value of the share options vested for the years ended December 31, 2023,2024 and 2025, was $0.3 million, $13.7 million and $5.0 million, respectively.

Cash received from share option exercises under the Plan for the years ended December 31, 2023,2024 and 2025, was $nil, $nil and $2.63 million, respectively.

(c)RSUs

A summary of the Company’s unvested RSUs for the year ended December 31, 2025 is as follows:

		Weighted
		Average
	Number of	Grant Date
	RSUs	Fair Value
Unvested as of December 31, 2024	7,168,226	13.38
Granted	4,534,646	9.48
Vested	(3,002,479)	13.39
Forfeited	(541,496)	10.92
Unvested as of December 31, 2025	8,158,897	11.37

As of December 31, 2024 and 2025, the weighted average remaining contractual life of outstanding RSUs were 5.15 years and 8.89 years, respectively. As of December 31, 2024 and 2025, there were 25,339,599 RSUs and 708 RSUs that have been vested but not settled, respectively.

(d)Valuation

The Company estimates the fair value of the share options on the grant date using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which greatly affect the fair value of each share option.

The assumptions used to estimate the fair value of the share options with modifications during the years ended December 31, 2023, are as follows:

Year ended December 31,
Share Option Value Assumptions	2023
Expected term (in years)	0.75 – 1.00
Expected volatility	55.92% – 56.26%
Risk-free interest rate	3.60% – 3.97%
Expected dividend yield	0.00%

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

13.SHARE-BASED COMPENSATION - continued

(d)Valuation - continued

Expected Dividend Yield — The expected dividend assumption is based on the Company’s current expectations about its anticipated dividend policy after considering the Company’s dividend-paying capacity, its history of paying dividends, and the amount of its prior dividends.

For the years ended December 31, 2023, 2024 and 2025, the share-based compensation expenses were $3.8 million, $127.0 million and $30.8 million, respectively, of which $1.9 million, $102.4 million and $21.1 million, respectively, were included in R&D expenses and $1.9 million, $24.6 million and $9.7 million, respectively, were included in selling, general and administrative expenses on the consolidated statements of operations and comprehensive loss. Of such amounts, $0.3 million, $0.1 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively, relate to granted RSAs.

As of December 31, 2025, the unrecognized share-based compensation expenses related to outstanding unvested non-performance share options and RSUs for employees that are expected to vest were approximately nil and $67.9 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately nil and 3.07 years for share options and RSUs, respectively.

As of December 31, 2025, the unrecognized share-based compensation expenses related to the granted RSAs were nil.

There were no share options granted to non-employees during the years ended December 31, 2023, 2024 and 2025.

14.TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions, the Chinese mainland and the U.S. The Group’s loss before income tax for the years ended December 31, 2023, 2024 and 2025, is as follows:

	Year ended December 31,
	2023	2024	2025
Loss from the Chinese mainland operations	(81,953)	(170,259)	(18,221)
Loss from non - Chinese mainland operations	(43,501)	(104,746)	(58,537)
Loss before income tax	(125,454)	(275,005)	(76,758)
Income tax benefits applicable to the Chinese mainland operations	124	1	1
Income tax benefits (expenses) applicable to non - Chinese mainland operations	2	(2)	(1)
Total income tax benefits (expenses)	126	(1)	—

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

U.S. Corporate Income Tax

The Group’s subsidiary incorporated in the U.S. is subject to income tax in the U.S. at the rate of 21% for the years ended December 31, 2023, 2024 and 2025.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION - continued

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

Chinese mainland Corporate Income Tax (“CIT”)

The Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries, which are entities incorporated in the Chinese mainland (the “Chinese mainland entities”) are subject to the Chinese mainland Enterprise Income Tax on the taxable income in accordance with the relevant Chinese mainland income tax laws, which have adopted a unified income tax rate of 25%, except for High and New Technology Enterprises (“HNTE”), which are subject to a 15% tax rate. Based on issued and effective relevant Chinese mainland income tax regulation in 2023, for Small Low-profit Enterprises, the portion of less than RMB3.0 million of the annual taxable income, will be included in the actual taxable income at 25%, based on which the enterprise income tax payable will be calculated at the reduced tax rate of 20% for the years ended December 31, 2023, 2024 and 2025.

Under preferential tax treatment, HNTEs can enjoy an income tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification as an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in that year, and must instead use the regular 25% Chinese mainland CIT rate.

●	Shanghai YX was qualified as HNTE in 2023, and is entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.
●	Guangzhou ZX was qualified as HNTE in 2024, and is entitled to a preferential income tax rate of 15% for 2024, 2025 and 2026.
●	Guangzhou HX renewed HNTE in 2023, and is entitled to a preferential income tax rate of 15% for 2023, 2024 and 2025.
●	Beijing HX, Beijing ZX and Jiangsu Rye Data Technology Co., Ltd. (“Jiangsu RD”) renewed HNTE in 2024, and is entitled to a preferential income tax rate at 15% for 2024, 2025 and 2026.
●	Beijing YX and Shenzhen YX renewed HNTE in 2025, and is entitled to a preferential income tax rate at 15% for 2025, 2026 and 2027.

Composition of Income Tax Expenses

For the years ended December 31, 2023, 2024 and 2025, the Group’s income tax expenses are as follows:

	Year ended December 31,
	2023	2024	2025
Deferred tax benefits applicable to the Chinese mainland operations	120	—	—
Deferred tax benefits applicable to non-Chinese mainland operations	—	—	—
Total deferred tax benefits	120	—	—
Current income tax benefits applicable to the Chinese mainland operations	4	1	1
Current income tax benefits (expenses) applicable to non-Chinese mainland operations	2	(2)	(1)
Total current income tax benefits (expenses)	6	(1)	—
Total income tax benefits (expenses)	126	(1)	—

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION - continued

Reconciliation of the statutory tax rate to the effective tax rate

The following table sets forth reconciliation between the Chinese mainland CIT rate and the effective tax rate:

	Year ended December 31,
	2023	2024
Chinese mainland CIT rate	25.0%	25.0%
Effect on tax holiday and preferential tax treatment	(3.8)%	(5.5)%
Effect of R&D super-deduction	12.9%	5.8%
Other permanent adjustments	(0.5)%	(5.1)%
Change in valuation allowance	(32.2)%	(19.2)%
Tax rate difference from Chinese mainland CIT rate in other jurisdictions	(1.3)%	(1.0)%
Effective tax rate for the Group	0.1%	0.0%

	Year ended December 31,
	2025
Income before provision for income tax	(76,758)
Chinese mainland CIT rate	(19,190)	25.0%
Other jurisdictions' tax effects
United States
Statutory tax rate difference between United States and Chinese mainland	1,962	(2.6)%
State and local income taxes, net of federal income tax effect	(2,573)	3.4%
Changes in valuation allowances	67,141	(87.5)%
Tax credits	(17,885)	23.3%
Share-based compensation	(43,545)	56.7%
Other	1,235	(1.6)%
Hongkong
Statutory tax rate difference between Hongkong and Chinese mainland	801	(1.0)%
Effect on tax holiday and preferential tax treatment	777	(1.0)%
Changes in valuation allowances	777	(1.0)%
All others
Statutory tax rate difference between foreign countries and Chinese mainland	(130)	0.2%
Changes in valuation allowances	309	(0.4)%
Changes in valuation allowances	20,860	(27.2)%
Non-taxable or non-deductible items
Share-based compensation	3,430	(4.5)%
Other	69	(0.1)%
Changes in unrecognized tax benefits	5,930	(7.7)%
Other adjustments
Effect of R&D super-deduction	(21,586)	28.1%
Effect on tax holiday and preferential tax treatment	1,618	(2.1)%
Effective tax rate for the Group	—	0.0%

The combined effects of the income tax exemption and reduction available to the Group are as follows:

	Year ended December 31,
	2023	2024	2025
Tax holiday effect	4,772	15,182	2,395
Net loss per share effect-basic and diluted	0.05	0.13	0.01

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION - continued

Deferred tax assets and liabilities

The tax effects of significant items comprising the Group’s deferred taxes as of December 31, 2024 and 2025, are as follows:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	137,800	193,794
R&D business tax credits	19,102	43,918
Share-based compensation	11,108	4,247
Depreciation of property, equipment and software	551	278
Deferred R&D expenses	10,532	56,999
Other current liabilities and other current assets	1,577	1,800
Lease liabilities	356	158
Impairment loss	—	1,962
Total deferred tax assets	181,026	303,156
Deferred tax liabilities:
Prepaid expenses	(229)	(189)
Right-of-use assets	(328)	(143)
Change in fair value of investments	—	(18,344)
Total deferred tax liabilities	(557)	(18,676)
Valuation allowance	(180,469)	(284,480)
Deferred tax assets, net	—	—

Deferred tax assets recognized for those tax credits are presented net of unrecognized tax benefits. Deferred tax liabilities were nil and nil as of December 31, 2024 and 2025, respectively.

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

The Group determined the valuation allowance on an entity-by-entity basis. As of December 31, 2024 and 2025, $180.5 million and $284.5 million of valuation allowances were provided primarily related to R&D business tax credits, deferred R&D expenses and NOLs, respectively. Based on the available objectively verifiable positive and negative evidence, the Group determined that it is more likely than not that these net deferred tax assets will not be realized in the future.

NOLs and tax credit carryforwards as of December 31, 2025, are as follows:

	As of December 31, 2025
	Amount	Expiration Years
NOLs, the Chinese mainland	1,056,143	2026-2035
Tax credits, U.S. federal	29,375	2039-2045
Tax credits, U.S. state	26,198	No expiration date

Utilization of NOLs and tax credits in U.S. may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of NOLs and tax credits before utilization.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

14.TAXATION - continued

Unrecognized tax benefits

No liabilities related to uncertain tax positions are recorded in the consolidated financial statements. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Year ended December 31,
	2023	2024	2025
Balance at the beginning of the year	4,587	5,096	5,725
Additions based on tax positions related to the current year	668	544	6,180
Additions based on tax positions related to the prior year	—	220	—
Reductions for tax positions of prior years	(159)	(135)	(250)
Balance at the end of the year	5,096	5,725	11,655

Included in the balances of unrecognized tax benefits as of December 31, 2023, 2024 and 2025, are $5.1 million, $5.7 million and $11.7 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily federal and California deferred tax assets. No income tax benefits would be realized due to the Group’s valuation allowance position. The Group did not identify significant unrecognized tax benefits for other areas for the years ended December 31, 2023, 2024 and 2025. The Group did not recognize any expenses for interest and penalties related to uncertain tax positions for the years ended December 31, 2023, 2024 and 2025, due to their immaterial impact on the respective consolidated financial statements. The Group does not expect its unrecognized tax benefits balance to change materially over the next 12 months.

In accordance with the Chinese mainland Tax Administration Law on the Levying and Collection of Taxes, the Chinese mainland tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for the Chinese mainland entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Group’s U.S. subsidiary files income tax returns in the U.S. federal and various states. The Group’s U.S. subsidiary’s federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020, through December 31, 2025 for Federal and December 31, 2018 through December 31, 2025 for states. There are currently no pending income tax examinations.

The Group may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2025.

Chinese mainland Withholding income tax on dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity (“FIE”) to its immediate holding company outside of Chinese mainland, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with Chinese mainland that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous CIT Law. The Cayman Islands, where the Group incorporated, does not have such tax treaty with Chinese mainland. According to the arrangement between Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that the subsidiaries and the VIEs and the VIEs’ subsidiaries of the Group have undistributed earnings, the Group will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, the Group did not record any withholding tax on the retained earnings of its subsidiaries and the VIEs in the Chinese mainland as they were still in accumulated deficit position.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

15.RELATED-PARTY BALANCES AND TRANSACTIONS

(a)Related parties

Name of related parties	Relationship with the Group
Toyota Motor Corporation (“TMC”)	Shareholder of the Group
Sinotrans Limited (“Sinotrans”)	Non-controlling shareholder of Cyantron Logistics
Zhuifeng Intelligent Technology (Guangzhou) Co., Ltd (“Zhuifeng Intelligent”)	Equity method investee

(b)The Group had the following balances and transactions with major related parties:

	As of December 31,
Amounts due from related parties	2024	2025
TMC (trade nature)	5	7
Sinotrans (trade nature)	8,317	10,153
Zhuifeng Intelligent (trade nature)	—	1,178
Total	8,322	11,338

	As of December 31,
Amounts due to related parties	2024	2025
Sinotrans (trade nature)	900	1,422
Total	900	1,422

	Year ended December 31,
Revenues	2023	2024	2025
TMC	612	107	75
Sinotrans	22,491	30,719	29,625
Zhuifeng Intelligent	—	—	1,111
Total	23,103	30,826	30,811

	As of December 31,
Operating and finance lease	2024	2025
Operating lease liabilities
Sinotrans	73	39
Finance lease liabilities
Sinotrans	1,688	1,334

	Year ended December 31,
Operating and finance lease	2023	2024	2025
Cost:
Sinotrans	1,191	1,433	839
Selling, general and administrative expenses:
Sinotrans	37	37	37
Interest expense:
Sinotrans	107	111	75

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

16.NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2023,2024 and 2025. The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2023	2024	2025
Numerator:
Net loss attributable to ordinary shareholders	(124,812)	(274,121)	(133,969)
Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	89,100,415	114,318,765	379,914,317
Net loss per share and per ADS, basic and diluted	(1.40)	(2.40)	(0.35)

Basic and diluted loss per ordinary share and per ADS is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary share equivalents were excluded from the computation of diluted net loss per share to eliminate any antidilutive effect:

	Year ended December 31,
	2023	2024	2025
Preferred shares	198,629,097	184,928,573	—
Share options	703,470	526,711	4,866,897
RSUs	3,788,705	23,820,031	13,215,528
RSAs	2,767,115	106,395	—
Warrants	17,974	—	—
Total	205,906,361	209,381,710	18,082,425

17.RESTRICTED NET ASSETS

Relevant Chinese mainland laws and regulations permit the Chinese mainland companies to pay dividends only out of their retained earnings, if any, as determined in accordance with the Chinese mainland accounting standards and regulations. Additionally, the Company’s Chinese mainland subsidiaries can only distribute dividends upon approval of the shareholders after they have met the Chinese mainland requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under the Chinese mainland laws and regulations, the Chinese mainland subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $918.9 million as of December 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the Chinese mainland subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from its Chinese mainland subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders. Furthermore, cash transfers from the Company’s Chinese mainland subsidiaries to their parent companies outside of Chinese mainland are subject to the Chinese mainland government control of currency conversion. Shortages in availability of foreign currency may restrict the ability of the Chinese mainland subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy its foreign currency denominated obligations.

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

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

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in the financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The Company did not have significant capital and other commitments or guarantees as of December 31, 2025.

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

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

PONY AI INC.

CONDENSED BALANCE SHEETS

(All amounts in USD thousands, except share and per share data)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	446,873	205,457
Short-term investments	73,925	637,160
Receivables from subsidiaries	1,027,644	1,294,764
Prepaid expenses and other current assets	1,840	5,515
Total current assets	1,550,282	2,142,896
Non-current assets:
Long-term investments	58,373	330,667
Prepayment for long-term investments	25,000	25,000
Total non-current assets	83,373	355,667
Total assets	1,633,655	2,498,563
Liabilities and Shareholders' Equity
Current liabilities:
Amounts due to subsidiaries	12,984	26,001
Accrued expenses and other current liabilities	5,628	4,506
Total current liabilities	18,612	30,507
Non-current liabilities:
Other non-current liabilities	—	458
Accumulated deficit in its subsidiaries	663,921	815,321
Total non-current liabilities	663,921	815,779
Total liabilities	682,533	846,286
Pony AI Inc. shareholders’ equity:
Class A ordinary shares ($0.0005 par value, 498,911,230 shares and 498,911,230 shares authorized as of December 31, 2024 and 2025, respectively; 269,203,783 shares and 352,452,783 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	140	182
Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively)	35	35
Additional paid-in capital	2,228,444	3,078,559
Special reserve	220	355
Accumulated deficit	(1,287,851)	(1,421,955)
Accumulated other comprehensive income (loss)	10,134	(4,899)
Total Pony AI Inc. shareholders' equity	951,122	1,652,277
Total liabilities and shareholders' equity	1,633,655	2,498,563

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

PONY AI INC.

CONDENSED STATEMENTS OF OPERATION AND COMPREHENSIVE LOSS

(All amounts in USD thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
Operating expenses:
Research and development expenses	—	(200)	—
Selling, general and administrative expenses	(8,137)	(10,201)	(24,486)
Total operating expenses	(8,137)	(10,401)	(24,486)
Loss from operations	(8,137)	(10,401)	(24,486)
Investment income	11,820	15,799	23,982
Changes in fair value of warrants liability	(3,030)	5,617	—
Equity in loss of its subsidiaries, the VIEs and the VIEs’ subsidiaries	(125,267)	(285,176)	(135,417)
Other (expenses) income, net	(198)	40	1,952
Loss before income tax	(124,812)	(274,121)	(133,969)
Net loss	(124,812)	(274,121)	(133,969)
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,861)	(2,703)	3,355
Unrealized gain (loss) on available-for-sale financial assets, net of tax of nil	7,350	8,511	(18,388)
Total other comprehensive income (loss)	4,489	(5,808)	(15,033)
Total comprehensive loss	(120,323)	(268,313)	(149,002)

PONY AI INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued

(ALL AMOUNTS IN USD THOUSANDS, EXCEPT SHARE, PER SHARE AND PER ADS DATA OR OTHERWISE NOTED)

18.PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION - continued

PONY AI INC.

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in USD thousands, except share and per share data)

	Year ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(35,692)	12,210	(36,539)
Cash flows from investing activities:
Purchases of short-term investments	(20,649)	(102,609)	(653,498)
Purchases of long-term investments	—	(65,568)	(337,576)
Prepayment for long-term investments	—	(25,000)	—
Proceeds from the sales and maturities of short-term investments	172,214	101,443	132,616
Proceeds from the sales and maturities of long-term investments	49,590	1,697	27,891
Investment in subsidiaries	—	—	(19)
Loans to third parties	—	—	(13,512)
Proceeds from repayment of loans to third parties	—	—	13,532
Loan to a subsidiary	(96,093)	(172,406)	(193,501)
Net cash provided by (used in) investing activities	105,062	(262,443)	(1,024,067)
Cash flows from financing activities:
Net proceeds from issuance of Series D convertible redeemable preferred shares	104,006	—	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO and CPP, net of issuance cost of $9,442	—	408,404	—
Proceeds from issuance of Class A ordinary shares upon the completion of Dual Primary Listing, net of issuance cost of $7,973	—	—	829,351
Repurchase/Settlement of RSUs	(3,026)	—	(12,638)
Proceeds from exercise of share options	—	—	2,626
Payment for the repurchase of ordinary shares	(994)	—	—
Payment for the repurchase of Series A convertible redeemable preferred shares	(4,800)	—	—
Net cash provided by financing activities	95,186	408,404	819,339
Effect of exchange rate changes on cash and cash equivalents	—	(14)	(149)
Net increase (decrease) in cash and cash equivalents	164,556	158,157	(241,416)
Cash, cash equivalents and restricted cash at beginning of year	124,160	288,716	446,873
Cash, cash equivalents and restricted cash at end of year	288,716	446,873	205,457

19.SUBSEQUENT EVENTS

On March 31, 2026, the Company disposed of all convertible bonds investments for an aggregate consideration of KRW 15.7 billion (equivalent to $10.9 million), comprising principal of KRW 15.3 billion ($10.5 million) and accrued interest expenses of KRW 0.4 billion ($0.4 million).

The Company adopted a new employee equity incentive scheme (the “2026 Share Scheme”) on April 2, 2026. The maximum number of ordinary shares that may be issued under the 2026 Share Scheme is 43,354,155, which is subject to certain adjustments pursuant to the terms of the 2026 Share Scheme. The Company granted 8,988,299 RSUs to its directors, employees and one service provider, and 15,000 options to one employee under the 2026 Share Scheme. These share awards carry a 10-year contractual term and vest over a period of one to four years starting from the date specified in each agreement.